Form 10-K, Exhibit 13
period 1993-12-31
COOPER INDUSTRIES INC
filed 1994-03-31
CIK 24454

                                                             EXHIBIT 13.0

COOPER INDUSTRIES' MAJOR PRODUCTS AND MARKETS

MAJOR PRODUCTS                                 MAJOR MARKETS                                  PRINCIPAL DISTRIBUTION METHODS
Electrical Products

BUSS and EDISON fuses and fuse                 Secondary electrical power                     Through distributors for use in
accessories.                                   distribution; construction; and                general construction, plant
                                               electronic signal transmission and             maintenance, utilities, process and
CROUSE-HINDS explosion-proof and               control.                                       energy applications, shopping centers,
nonexplosion-proof                                                                            parking lots, sports facilities, and
fittings, enclosures, industrial                                                              data processing and telecommunications
lighting, and plugs and receptacles;                                                          systems; through distributors and
and ARROW HART wiring devices.                                                                direct to manufacturers for use in
                                                                                              electronic equipment for consumer,
Lighting fixtures sold under well-                                                            industrial, government and military
known brand names, including CROUSE-                                                          applications; and direct to original
HINDS, LUMARK, McGRAW-EDISON and                                                              equipment manufacturers of appliances,
EDISON indoor and outdoor lighting;                                                           tools, machinery and electronic
HALO recessed and track lighting;                                                             equipment.
METALUX fluorescent lighting; and
FAIL-SAFE vandal-resistant lighting.

Electrical Power Equipment


KYLE distribution switchgear.                  Primary electrical power transmission          Direct and through distributors to
                                               and distribution.                             utilities and industrial end users.
McGRAW-EDISON power and distribution
transformers, capacitors, voltage
regulators, surge arresters, pole-line
hardware and related products.

RTE power and distribution
transformers, transformer
terminations and accessories, and
other related power system components.


Tools & Hardware


APEX screwdriver bits, impact sockets          Industrial production; construction;           Through distributors to general
and universal joints.                          commercial; and consumer.                      industry, particularly automotive,
                                                                                              appliance and aircraft maintenance;
Hand tools sold under well-known brand                                                        through distributors and wholesalers
names such as CAMPBELL chain and                                                              to hardware stores, home centers,
fittings; CRESCENT and UTICA wrenches;                                                        lumber yards, department stores and
DIAMOND pliers, horseshoes and farrier                                                        mass merchandisers; and direct to
tools; EREM precision cutters and                                                             original equipment manufacturers, home
tweezers; LUFKIN measuring tapes;                                                             centers, specialty stores, department
NICHOLSON files and saws; PLUMB                                                               stores, mass merchandisers and
hammers; WELLER soldering equipment                                                           hardware outlets.
and torches; WISS snips and scissors;
and XCELITE screwdrivers.

DOTCO, GARDNER-DENVER and BUCKEYE
power tools.

KIRSCH drapery hardware and custom
window coverings.

Automotive Products

ANCO windshield wiper products.                Automotive repair and production;              Through distributors and wholesalers
                                               aviation; and industrial.                      to after-market outlets; direct to
BELDEN automotive wire and cable.                                                             retailers, mass merchandisers and
                                                                                              original equipment manufacturers.
CHAMPION spark plugs and igniters.

EVERCO and MURRAY heating and air
conditioning parts.

MOOG steering and suspension
components.

PRECISION universal joints and GENERAL
DRIVESHAFT driveline products.

WAGNER brakes and lighting products.

MAJOR PRODUCTS                                 MAJOR MARKETS                                  PRINCIPAL DISTRIBUTION METHODS
Petroleum & Industrial Equipment


AJAX and SUPERIOR reciprocating                Oil and natural gas exploration,               Through distributors and direct to
engines and compressors; and gas,              production and transmission;                   onshore and offshore oil, natural gas,
dual-fuel and diesel engines.                  continuous-duty and standby power              and waterwell drilling contractors,
                                               generation; industrial; aerospace; and         field operators, well-servicing
CAMERON forged products, extrusions            government.                                    companies and pipelines; process
and powdered metal products.(1)                                                               industries; municipalities; government
                                                                                              agencies; industrial users;
COOPER centrifugal air compressors.                                                           cogeneration developers; and general
                                                                                              contractors.
COOPER-BESSEMER gas turbines and
compressors; integral gas engines and
compressors; diesel, gas and dual-fuel
engines; and EN-TRONIC controls.

GARDNER-DENVER rotary screw and
reciprocating industrial air and gas
compressors, drilling equipment and
pumps; DUROFLOW and SUTORBILT blowers
and pumps; and OPI pumps.(2)

Oilfield equipment for land, platform
and subsea applications, including
CAMERON, DEMCO, McEVOY and W-K-M
valves and wellhead equipment; CAMERON
blowout preventers and elastomers; and
CAMERON, THORNHILL CRAVER and WILLIS
chokes and control systems.

PENNSYLVANIA PROCESS compressors.


(1) Effective January 10, 1994, Cooper entered into a definitive agreement to sell the Cameron Forged Products Division to Wyman-Gordon Company, subject to the approval of Wyman-Gordon shareholders and certain other conditions.

(2) The Company plans to spin off the Gardner-Denver Industrial Machinery Division to Cooper common shareholders during the first quarter of 1994.

Brand names that appear in bold type are registered trademarks of Cooper Industries except Fail-Safe, General Driveshaft, Thornhill Craver, Willis and Pennsylvania Process, which are unregistered trademarks of Cooper. Belden is a registered trademark of Belden Wire & Cable Company, and Gardner-Denver is a registered trademark of Gardner Denver Machinery Inc. Both trademarks are used by Cooper Industries, Inc. under license.

OPERATIONS REVIEW

SEVERAL OF COOPER'S KEY MARKETS SHOWED IMPROVEMENT

         A gradual improvement in the domestic economy had a mixed but generally positive effect on demand for the Company's products during 1993. Cooper's primary markets are the industrial, construction, consumer, electric utility, automotive, and oil and gas markets. Four of these markets--industrial, construction, consumer and automotive--strengthened throughout 1993. The other markets remained weak.

         During the past year, the domestic economy was fueled by an upturn in residential construction and slow-but-consistent improvement in industrial production. This had a positive impact on sales for many Cooper product lines. In addition, industrial maintenance and repair projects continued to provide a base demand for all of our operations.

         International business was soft in 1993, primarily because of continued recession in the industrial countries of Europe, especially Germany. The important Canadian market was also stagnant for much of the year, only beginning to show a slight recovery later in the year. The Mexican economy, which had been growing in recent years, was more constrained because of concern about the North American Free Trade Agreement.

SALES OF ELECTRICAL PRODUCTS WERE AIDED BY THE CONSTRUCTION UPTREND

Sales of electrical products, especially lighting fixtures, were buoyed by the continued rebound in residential construction. Residential and commercial remodeling and energy-efficient lighting programs also boosted demand for these products. Fuse sales grew steadily following the slow increase in domestic industrial activity and improved plant capacity utilization. In addition, electronic equipment production was high worldwide, resulting in stronger demand for fuses and related telecommunications products. Orders for hazardous-duty electrical products were somewhat restrained by modest levels of plant and equipment spending in the process industries, such as chemicals and petroleum products.

ELECTRICAL POWER EQUIPMENT DEMAND WAS MIXED

Orders for Cooper's single-phase transformers and components strengthened somewhat, reflecting the much-delayed recovery of residential construction and low levels of electric utilities' inventories. Continued weakness in nonresidential construction limited domestic sales of three-phase and large power transformers. In addition, utilities have curbed their capital spending in response to regulatory changes and become more price-conscious in their equipment purchases.

FLAT TOOLS AND HARDWARE SALES REFLECTED MIXED MARKET CONDITIONS

The upturn in the construction markets and a cautious increase in consumer spending aided domestic sales of hand tools and drapery hardware. However, the continued recession in Europe, and the corresponding drop in demand for hand and power tools there, offset much of these positive gains, resulting in flat sales for this segment of Cooper's business. Domestic sales of power tools to the automotive industry were strong, but sales to the aircraft industry were depressed due to cuts in defense spending and a weak commercial aviation market.

SALES OF AUTOMOTIVE PRODUCTS MAINTAINED A STEADY PACE

Replacement parts demand for Cooper's spark plugs, wiper blades, brakes, lights, steering and suspension products, and temperature control products was relatively steady throughout 1993.

         Domestic light vehicle production increased by almost 10% in 1993, stimulating orders from original equipment manufacturers for Cooper's lighting products and wiper blades. European new car sales, on the other hand, declined about 16%, primarily affecting demand for spark plugs.

PETROLEUM EQUIPMENT MARKETS CONTINUED THEIR DECLINE, DESPITE DOMESTIC REBOUND

A major positive in the domestic oil and gas market was the increase in exploration and development of natural gas reserves. This came after a period when domestic drilling had reached its lowest level in recorded history. The growing need for gas, resulting in higher and more stable prices, was the primary driver of this upswing. The Clean Air Act also created opportunities for equipment conversions to Cooper's patented CleanBurn technology. Unfortunately, these improvements could not offset a downturn in the international market.

         Several major orders were shipped in 1993, the most significant of which was $80 million worth of compression equipment for government-sponsored oil and gas exploration projects in India. Orders worth $250 million also were booked for equipment to be installed in Canada, the North Sea, Morocco and Malaysia. Nevertheless, additional, major projects that were expected to be released in 1993 were delayed as a result of uncertainty in the world oil markets.

         Worldwide, total consumption of oil in 1993 was below 1992 levels, the first year-to-year decline since 1983. The decline in demand, coupled with unchecked production, resulted in a global oversupply. By early 1994, oil prices had fallen about one-third since March of 1993, with half the drop coming after October. Consequently, many exploration and development projects were delayed as the industry began to sense that the price slump was more than temporary. This affected demand for drilling and well completion equipment, turbines, engines and compressors made by Cooper.

OPERATING RESULTS REFLECT COMPETITIVE CONDITIONS, ASSET REVALUATIONS AND OPERATING IMPROVEMENT PROGRAMS

         Revenues for continuing businesses in the Electrical Products segment were higher than in 1992, reflecting strength in the industrial and residential construction markets. Reported revenues for the year were unchanged from 1992 levels, however, because of the sale of the Belden Division at the end of the third quarter of 1993 and the loss of its fourth-quarter revenues.

         Electrical Power Equipment revenues were flat. Although demand was stronger for distribution transformers for the residential market, it was offset by sluggishness in the nonresidential sector and the very depressed, large power transformer market.

         Revenues for the Tools & Hardware segment also were comparable to the previous year, as increased sales to professionals and consumers were offset by a slowdown in the industrial tool business. Sales to the aerospace market and to European automotive customers were especially hard-hit.

         Revenues for the Automotive Products segment were steady throughout 1993. The higher reported revenues include the contribution of Moog Automotive for the full year in 1993, compared with only one quarter in 1992.

         Revenues of the Petroleum & Industrial Equipment segment declined in 1993 because of depressed markets and the sale of the mining and construction product lines at the beginning of the year. In addition, revenues of Cameron Forged Products were not included for the fourth quarter, because it was classified as a discontinued operation.

         Operating earnings of the Electrical Products segment were up 7%, despite the loss of Belden's earnings in the fourth quarter. Earnings of the Electrical Power Equipment segment were down more than 25% because of generally lower revenue levels and lower sales of higher-margin products. The Tools & Hardware segment reported improvements in operating earnings as a result of plant consolidation and operating efficiency-improvement programs. Operating earnings of the Automotive Products segment benefited from the inclusion of Moog for the full year. The operating earnings of the Petroleum & Industrial Equipment segment reflect the downturn in the oil and gas market discussed earlier. Operating earnings for all five business segments benefited from ongoing cost-improvement programs.

COMPLEMENTARY ACQUISITIONS CONTINUED IN 1993

         Cooper's strategy of acquiring businesses to complement existing operations or diversify the Company was developed in the 1960s and continues today. During 1993, Cooper made several complementary acquisitions.

         Mid-year, the Hawker Fusegear Group became part of the Bussmann Division. Hawker, which is headquartered in the United Kingdom, manufactures a comprehensive range of electrical fuses, along with related fusegear and connector products. The acquisition strengthened Cooper's position in the European circuit protection market.

         In August, the Triangle Tool Group and the Swiss line of Erem tools became part of the Cooper Hand Tools Division. Triangle Tool manufactures and distributes pliers, wrenches, farrier tools and horseshoes under the Utica, Bonney and Diamond brand names. The Erem line consists of high-quality precision pliers, tweezers, cutters and connector tools for the electronics market. All of these products complement Cooper's line of hand tools sold under the CooperTools umbrella.

         Also during the third quarter, Cooper purchased Chicago-based Fail-Safe Lighting Systems, a leading manufacturer of lighting fixtures for prisons, operating rooms, clean rooms and high-abuse applications. Fail-Safe adds to the growing Cooper Lighting line of recessed, track, fluorescent, indoor/outdoor and emergency lighting fixtures.

         In addition to these complementary acquisitions, Cooper also acquired controlling interest in two businesses in which the Company previously had a minority interest. Anco de Mexico, S.A. de C.V., which makes Anco wiper blades, was previously 40%-owned by Cooper. During 1993, Cooper purchased the 60% of Anco de Mexico that was not previously owned. Likewise, late in the fourth quarter, Cooper acquired the outstanding 58.5% interest in Home Fittings Espana, S.A., headquartered in Vitoria, Spain.

         HOFESA manufactures a full line of drapery hardware products and fabricates alternate window treatments, such as venetian and vertical blinds, for sale primarily in Spain, Portugal, Italy, France and England. This business is now part of the Kirsch Division. These investments enable Cooper to have management control of these operations.

RATIONALIZATION, REVITALIZATION AND REALIGNMENT PROGRAM DESIGNED TO IMPROVE COMPETITIVENESS

         Since late 1991, Cooper has been involved in a multi-step program designed to revitalize and realign the Company's operations to address the competitive pressures anticipated in the coming decade. This program includes the divestiture of certain noncore product lines, rationalization and consolidation of facilities, and ongoing improvements in operations and manufacturing processes.

DIVESTITURES

         A key component of Cooper's revitalization and realignment program is divestment of noncore businesses and re-deployment of the Company's assets into areas of market strength. During 1993, the Company completed the sale of one division and announced plans to divest itself of two others.

         At the end of the third quarter, an initial public offering was made of stock in Belden Inc., formerly the Belden Division of Cooper. Belden, which manufactures electronic wire and cable and electrical wire and cord products, became part of Cooper in 1981 with the acquisition of Crouse-Hinds Company. There was little synergy between Belden and Cooper's other electrical businesses because of different manufacturing processes and distribution networks. The completion of the initial public offering resulted in a one-time, pretax gain of $274 million, which was offset completely by writedowns and other management actions designed to improve the Company's long-term competitive position.

         In September, Cooper announced an agreement to sell the Cameron Forged Products Division to Wyman-Gordon Company. The definitive agreement was signed in January of this year. Cameron Forged Products makes high-quality, specialized forgings for the aerospace, nuclear, oil and gas, and defense industries. It was acquired in 1989 as part of Cameron Iron Works and is not a traditional manufacturing operation like Cooper's other businesses. In addition, there is little replacement parts business, which is an important aspect of Cooper's ongoing operations. Both Cameron Forged Products and Wyman-Gordon have been hurt by defense cutbacks and lower capital investments by the airline industry. The combined company should be able to compete more effectively. Cooper will own a 48% interest in Wyman-Gordon and will have representation on Wyman-Gordon's Board of Directors. The sale is subject to approval by Wyman-Gordon's shareholders and lenders and is expected to be completed during the second quarter.

         At the end of the third quarter, the Company announced plans to spin off the Gardner-Denver Industrial Machinery Division to holders of Cooper Common stock in a tax-free transaction. The new company, Gardner Denver Machinery Inc., will be headquartered in Quincy, Illinois. Gardner-Denver Industrial Machinery manufactures air compressors for various industrial applications and equipment and pumps for oil and gas production, well-servicing, drilling and stimulation. It was acquired in 1979 as part of the Gardner-Denver Company. The Industrial Machinery Division that Cooper operates today primarily serves the industrial markets and no longer complements Cooper's other oilfield equipment operations. The spin-off is expected to be completed by the end of the first quarter.

CONSOLIDATION OF OPERATIONS

         Throughout all five business segments, efforts to improve operations, reduce overhead costs and eliminate excess production capacities continue. The rationalization and integration of manufacturing for several product lines is underway: electrical fittings; electrical transformers; horseshoes and farrier tools; automotive steering and suspension products; and wellheads, valves and compressors. In all, a dozen facilities worldwide were closed in 1993, and several additional consolidation projects are planned for 1994 and 1995.

         Warehousing, distribution and customer service operations for several businesses are being upgraded in order to improve customer service and reduce handling and transaction costs. More and more, entire product lines can be shipped from one location, enabling customers to place a single order for items manufactured at a variety of locations. During 1993, Cooper Automotive consolidated distribution of spark plugs, wiper blades, and automotive wire and cable into one modern facility. Crouse-Hinds began centralizing warehousing and distribution of its electrical products at an existing Cooper facility in Virginia. Customer service for Kirsch window products is now handled more efficiently from two cost-effective, 800-number telephone centers, eliminating the need for multiple branch offices.

         The marketing organizations of the automotive product lines also have been integrated. Sales of Cooper Automotive's spark plug, lighting, wiper blade and automotive wire and cable lines are now handled by a single aftermarket sales organization. European operations also were reorganized to improve customer responsiveness. Recently, Moog Automotive integrated its brake and chassis parts sales forces into one entity. These new organizations are more efficient and provide better customer service.

OPERATIONS IMPROVEMENT PROGRAMS

         Lowering product costs is an ongoing process at Cooper. Throughout the Company's operations, new manufacturing technology is being introduced. Capital investment is being made in new equipment, manufacturing cells are being installed, and warehousing and inventory planning and production control systems are being automated and upgraded. Synchronous production techniques are being introduced at various plants. This flexible operating approach reduces cycle times while lowering costs and work-in-process inventories. All of these programs are linked to each division's strategy and long-term operating plan.

         Other projects are under way to enable Cooper's operations to maintain their positions as worldwide leaders in their respective markets. For example, the Bussmann Division recently completed the construction of a new, high-power technology center. It is the only facility in the world capable of three-phase performance evaluation of its own and others' advanced circuit protection devices under the most extreme, high-current or short-circuit conditions. The facility is capable of generating up to 300,000 amperes of current at 750 volts under carefully controlled conditions.

         As another example, an industrial engineering software package with a group technology feature, enhanced and installed by Cooper Energy Services, allows a production planner to recall parts with like characteristics, reducing planning time and resulting in more-consistent quality.

         Cooper Oil Tool Division began a major revamp of its management information system in 1993. Installation of a state-of-the-art product database and business application system is under way to integrate worldwide marketing, engineering, manufacturing, planning and reporting, and human resource systems to streamline decision-making and improve customer service.

TRAINING FOR QUALITY AND DEPENDABILITY

         Producing quality products is a top priority at Cooper. To assure that the Company's products meet demanding customer standards, every division has a training program for continuous quality improvement. In addition, nine more Cooper plants became ISO 9000 (International Standards Organization)-registered in 1993, bringing the total of registered plants to 33. Another 25 facilities expect to be registered in 1994.

         Using ISO 9000 as a base, many operations have developed a Total Quality Management process that includes statistical process control, team-building, problem-solving, design for manufacturability, and internal and external customer focus. Within their teams, shop-floor employees assume responsibility for planning, expediting, maintenance and problem-solving. Both productivity and quality improve significantly as a result.

         In addition to internal training for quality assurance, many operations have training programs for distributors, customers or other end users. For example, Cooper Lighting has continued its extensive training programs for customers at the "Source," its innovative lighting education center. During 1993, almost 5,000 people from around the world toured the center, which offers seminars for architects, designers, contractors and other customers on such topics as lighting fundamentals and energy-efficient lighting systems. The Moog Technical Training Center has long been considered one of the best automotive training centers in the industry. Field sales clinics are held weekly to train professional installers.

MARKETS ARE SHIFTING AND COOPER IS RESPONDING

         The time-tested ways of doing business are rapidly changing, and traditional distribution methods are yielding to radical, new ways of getting products to both old and new customers. For example, "do-it-yourself" home centers have emerged as an alternate distribution channel for several Cooper product lines.

         Targeted marketing programs are required to reach different market segments. Through one innovative program, Cooper Lighting encourages retail customers to participate in the Environmental Protection Agency's Green Lights Program and helps them select lighting to improve the appearance of their product showrooms, reduce energy and maintenance costs, and gain public recognition for environmental leadership.

         In the drapery hardware and window coverings market, distribution channels are changing, as well, and there is a shift in the kinds of products these "new" customers are ordering. The current fashion is alternate window products, such as blinds, shades and shutters. Kirsch has focused its marketing programs on this growing segment of the market.

         In the power tools industry, automation is replacing single-point tool usage, requiring a shift toward automated fastening systems, such as those made by Cooper's Deutsche Gardner-Denver operation in Germany. These products are now being marketed more aggressively in the U.S.

OUTLOOK FOR BUSINESS SEGMENTS

SHORT-TERM OUTLOOK:  GOOD FOR MOST OPERATIONS, BAD FOR ENERGY-RELATED ONES

         The near-term outlook for Cooper is both good and bad. The immediate future for most of Cooper's operations is relatively bright. The U.S. economy continues to improve, and there is evidence that some international economies may pick up later this year, as well.

         The Electrical Products segment will be favorably impacted by continued growth in the domestic economy. Demand for lighting fixtures should be even stronger, benefiting from increased housing starts and conversions to more energy-efficient lighting.

         Results of the Electrical Power Equipment segment, on the other hand, are expected to be flat over the short term, reflecting cautious utility spending and a sluggish nonresidential construction market following years of overbuilding.

         The Tools & Hardware segment should continue its steady performance, achieving some growth from improving cost structures in all of its operations. The window treatments business is also expected to grow, especially in Europe, following recent acquisitions there.

         The Automotive Products segment should experience modest growth in unit demand, but price pressures are expected as the market consolidates. A turnaround in European original equipment and aftermarket demand is expected to begin later in 1994.

         The Petroleum & Industrial Equipment segment will be down because of the depressed petroleum markets and delays in major gas compression projects worldwide.

LONG-TERM PROSPECTS ARE PROMISING

         Over the longer term, the outlook for Cooper's businesses is positive. Sales of electrical product lines should continue to grow, both internally and through acquisitions. The hand and power tool operations also should expand through acquisitions. The window treatments division is moving ahead with its internal development and international growth strategies. The automotive operations will benefit from new marketing programs and will continue to seek complementary product lines. Understandably, the petroleum equipment operations are concentrating on consolidations, cost reductions and product improvements, to be ready to take advantage of any upturn in their markets.

         Cooper Industries is preparing for the competitive environment of the '90s and beyond. The Company is adapting to changing trends in the marketplace and is investing in tools, training and technology to assure that we deliver the best value to our customers through top-quality, cost-effective products and superior service.

DIVIDEND AND STOCK INFORMATION

         DIVIDENDS Annual cash dividends declared during 1993 were $1.32 a share ($.33 a quarter) and during 1992 were $1.24 a share ($.31 a quarter).

         On February 16, 1994, the Board of Directors declared a quarterly dividend on Common shares of $.33 a share, which will be paid April 1, 1994, to shareholders of record March 8.

         The annual share dividend for the Convertible Exchangeable Preferred stock is $1.60 ($.40 a quarter). The Preferred dividend rate is fixed by the stated terms of the stock.

STOCK INFORMATION Cooper Industries Common stock (symbol--CBE) and $1.60 Convertible Exchangeable Preferred stock (symbol--CBE p) are listed on the New York and Pacific stock exchanges. Cooper Industries options are listed on the American Stock Exchange.

         The high and low quarterly sales prices for the past two years of Cooper shares, as reported by Dow Jones & Company, Inc., are as follows:

                                                                                  1993 (by quarter)
                                                                                  ------------------
                                                                       1            2           3          4
                                                     -----------------------------------------------------------
Common                                               High            $54.75      $51.875      $52.875    $54.125
                                                     Low              46.625      45.625       47.25      47.125
$1.60 Convertible Exchangeable Preferred             High             33.875      32.00        32.75      32.25
                                                     Low              29.50       29.625       30.125     28.00
                                                     -----------------------------------------------------------


                                                                                 1992 (by quarter)
                                                                                 -----------------
                                                                        1           2            3          4
                                                     ------------------------------------------------------------
Common                                               High            $59.375     $58.625      $52.50      $53.25
                                                     Low              53.25       45.50        41.75       45.375
$1.60 Convertible Exchangeable Preferred             High             35.75       35.00        33.125      33.50
                                                     Low              32.125      29.00        27.875      29.50
                                                     ------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND FINANCIAL REVIEW


OVERVIEW

During the last three years, the Company has completed a total of 13 acquisitions and 11 divestitures, with one additional divestiture and a spin-off pending. While the net effect of these transactions, combined with an erratic and often slow-growth global economy, has left the Company with essentially unchanged revenues and earnings during this period, Cooper is a much different company than it was in 1990 and better-prepared for the increasingly competitive world marketplace. The acquisitions have been in complementary product lines that enhance known areas of strength, while the dispositions have been of noncore or poor-performing businesses. The discussion that follows, as well as the financial statements and related footnotes, will aid in understanding the Company's results of operations as well as its financial position, cash flows, indebtedness and other key financial information. For further information about Cooper's products, markets, operations and future prospects, please refer to the Letter to Shareholders, the Operations Review, the section entitled "Investing in the Three Ts," and other discussions throughout this report.

REVENUES

1993 REVENUES Revenues of $6.27 billion in 1993 were up 2% from the $6.13 billion in 1992. Higher revenues in the Automotive Products segment, resulting from the inclusion of a full year's revenues of Moog Automotive, more than offset the decline in Petroleum & Industrial Equipment revenues stemming from the weakness in worldwide petroleum markets and business dispositions.

         The Automotive Products segment generated revenues of $1.67 billion in 1993, which accounted for 27% of 1993 operating revenues, compared with $1.29 billion in 1992. This 30% increase was due to the inclu sion of 12 months of Moog Automotive revenues in 1993 versus only three months in 1992. Excluding the effects of Moog, revenues were down 1% compared with the preceding year. Sales to domestic original equipment manufacturers improved over 1992 resulting in higher sales of wiper and lighting products during 1993. However, declines in domestic and Canadian sales of brake products and in European sales of spark plugs and wiper products more than offset otherwise steady demand from the automotive aftermarket.

         Revenues from the Electrical Products segment were $1.57 billion, comprising 25% of the Company's operating revenues in 1993. Sales were flat compared with 1992 because of the inclusion of only nine months' revenues related to the Belden wire and cable business, which was sold at the end of the third quarter (see Note 2 of the Notes to Consolidated Financial Statements for further information). After excluding the revenues of Belden from both periods, and adjusting for the effects of 1993 acquisitions and a small 1992 divestiture, revenues in the segment improved by 6%. All major product offerings in the segment reported steady revenue gains, led by improved demand for fluorescent, industrial and airport lighting and for electrical circuit protection equipment.

         The Tools & Hardware segment, which comprised 13% of 1993 operating revenues, reported revenues of $808 million compared with $812 million in 1992. After excluding the effects of acquisitions made during 1993 and 1992, revenues were down 3%. The revenue decline resulted primarily from the combined effects of weak consumer confidence and severe price competition in window coverings markets, and sluggish European and export demand for power tools. These weaknesses more than offset the modest improvement in domestic hand tool sales caused by strengthening residential construction activity and industrial production.

         Revenues from the Electrical Power Equipment segment declined from $618 million in 1992 to $612 million in 1993, and represented 10% of the Company's operating revenues in 1993. Sales of this segment's products continued to be adversely affected by lower capital spending by utility customers and weak pricing for distribution products. However, demand from utilities for maintenance and efficiency products continued at steady levels, and an increase in neighborhood development activity helped demand for distribution transformers and transformer components.

         The Petroleum & Industrial Equipment segment, which represented 25% of the Company's 1993 operating revenues, experienced a 13% decline in revenues to $1.60 billion from the $1.83 billion reported in 1992. Excluding the effects on the comparison attributable to the early 1993 disposition of the mining and construction operations and the inclusion of only nine months' revenues from Cameron Forged Products due to the impending disposition of that business, revenues declined 6% from the preceding year. International shipments for oil and gas production and transmission equipment tapered off throughout the year, with significant declines in the fourth quarter. Domestic exploration and production activity improved slightly as a result of the stronger natural gas market. Shipments of industrial air compressors and blowers improved slightly compared with the prior year as a result of an upturn in industrial demand and economic development activity in Asia and the Pacific Rim.

1992 REVENUES Cooper's 1992 revenues of $6.13 billion (excluding nonrecurring income items discussed below) were constant compared with 1991. Improvements in demand in the Electrical Products and Automotive Products segments, along with the acquisition of Moog Automotive, largely offset softness in Canadian and some European markets and a drop in demand in the domestic petroleum equipment market.

         Revenues in the Automotive Products segment were $1.29 billion, or 21% of total operating revenues during 1992, an increase of 12%, compared with the $1.15 billion reported in 1991. Excluding the effects of Moog Automotive, which was acquired during the fourth quarter of 1992 (see Note 4 of the Notes to Consolidated Financial Statements), revenues were up 2%. Aftermarket demand, which accounted for the vast majority of this segment's sales, improved moderately in most product areas. Demand from domestic original equipment manufacturers also improved, reflecting increased production of trucks and minivans. These increases were partially offset by weak European markets, primarily affecting spark plug sales.

         The Electrical Products segment contributed 26% of the Company's total operating revenues, improving 3% from $1.53 billion in 1991 to $1.57 billion in 1992 (up about 7% after adjusting both periods for recent divestitures). Higher levels of housing construction activity, as well as improved industrial production and maintenance and repair spending, favorably impacted sales of lighting fixtures, fuses and some electrical construction materials. Gains by electronics producers also contributed to increased sales of electronic wire and cable compared with the prior year.

         Electrical Power Equipment revenues improved to $618 million, representing 10% of total operating revenues for 1992, from the $599 million reported in 1991. Utility customers continued to spend on maintenance and efficiency improvement projects, however capital spending remained at low levels. In addition, the prior-year results were adversely impacted by a third-quarter work stoppage at the Company's large power transformer plant.

         Revenues from the Tools & Hardware segment declined 4% to $812 million, representing 13% of total operating revenues. Adjusted for recent acquisitions, revenues decreased approximately 7% compared with the prior year. Demand for the Company's hand- and air-powered tools fell as durable goods manufacturing activity slowed internationally. The rise in domestic residential construction activity and industrial production was modestly beneficial to the Company's domestic hand tools operations; however, reduced spending on residential redecorating and price competition depressed revenues in this segment's window treatments business.

         Revenues from the Petroleum & Industrial Equipment segment, which represented 30% of the Company's total operating revenues in 1992, fell 10% to $1.8 billion from the $2.0 billion reported in 1991. Weakness in domestic demand for petroleum equipment, coupled with the continued softness in aerospace and industrial equipment markets, led to declines in sales of the Company's well completion equipment, aerospace forgings, power engines and air compressors. International demand for oil and gas production and transmission equipment in the North Sea, Middle East and Southeast Asia provided some offset to the factors noted above.

1991 REVENUES Revenues of $6.16 billion for the year ended December 31, 1991, were down 1% from the $6.22 billion reported in 1990. Increased revenues attributable to a continuing recovery in worldwide petroleum markets were more than offset by the effect of a weak domestic economy. Demand for many of the Company's products suffered during the year as the domestic economy declined, particularly in construction and industrial production markets.

         The Petroleum & Industrial Equipment segment contributed 33% of the Company's operating revenues in 1991. Revenues rose to $2.0 billion in 1991, representing a 10% increase. Worldwide demand for oil and gas production and transmission equipment increased significantly early in the year as the Persian Gulf war created uncertainties over supply. While international demand remained firm throughout the year, domestic activity decreased after the war due to the deterioration of the natural gas industry, which saw prices fall to their lowest levels in over a decade. International exploration and production activity grew in almost all geographic areas; however, the domestic petroleum market fell off considerably from the first half of the year. A decline in worldwide construction of chemical, paper and other basic industry plants caused demand for the Company's air compressors to subside. The weak condition in the domestic economy also depressed demand for other of the Company's industrial products, such as forgings for commercial aircraft and mining and construction equipment.

         Revenues from the Automotive Products segment remained unchanged at $1.15 billion for the year, representing 18% of total operating revenues. Modest declines in demand for spark plugs and brakes were somewhat offset by improved sales of wiper blades and lighting products. Market conditions in the automotive aftermarkets were highly competitive throughout the period as automotive parts distributors struggled to maintain market share in the midst of the recession. Demand for repair and replacement products held up early in the year, but began to reflect the softness in the domestic economy during the latter part of the year.

         The Electrical Products segment recorded a 5% decline in revenues during 1991 to $1.5 billion, or 25% of total operating revenues. Sales of lighting fixtures, fuses and some electrical distribution products lagged behind 1990's levels due to the weak domestic construction market. Uncertainty over the prospect of economic recovery affected demand for electrical construction materials; however, spending on repair and maintenance activities was relatively strong throughout the year. Original equipment and installer demand for electronic wire and cable declined.

         Revenues of the Tools & Hardware segment fell 7% to $843 million, or 14% of total operating revenues. Sales of hand tools and window treatments suffered domestically as residential construction activity and industrial production fell in response to the soft U.S. economy. International demand for certain of the Company's industrial power tools increased in European markets, providing a partial offset to domestic declines.

         An extended work stoppage (settled in October 1991) at the Company's factory that produces large power transformers contributed significantly to the 12% decline in revenues from the Electrical Power Equipment segment. This segment's revenues decreased to $599 million, representing 10% of Cooper's total operating revenues. Weak demand in residential construction resulted in lower sales of distribution transformers, thereby contributing to the decline in segment revenues. Demand for efficiency improvement products (such as distribution switchgear, capacitors and voltage regulators) was steady during the year.

NONRECURRING ITEMS

         At the end of the third quarter of 1993, the Company commenced the final phase of a multi-year program designed to revitalize ongoing operations and eliminate noncore businesses. The completion of the public offering of the stock of Belden Inc. provided a $274-million pretax gain. That gain was entirely offset by a number of management actions including the write-down of the Cameron Forged Products operations to reflect the agreed-upon sales price of this business to Wyman-Gordon Company; a write-down of internally developed capitalized software; a reduction in the carrying value of the machinery and equipment and certain other plant and equipment associated with the Company's transformer product line within the Electrical Power Equipment segment; and accruals of $99 million for a number of facility consolidations, shutdowns and rationalizations. The facility projects are planned for all of the Company's segments and involve operations in the United States, Canada and Europe. While the majority of the spending for these projects will occur in 1994 and 1995, some projects will not be completed until 1996.

         These actions are in addition to those provided for in the third quarter of 1992, as well as the realignment of the Cameron Iron Works and Champion Spark Plug operations undertaken in connection with those acquisitions. While the Cameron and Champion realignments are largely completed domestically, they are still in the early stages in Europe and other parts of the world. Although these projects involve significant expenditures, the spending is over several years, thus the various projects will not constitute a significant strain on the Company's overall financial resources or create a liquidity problem. Each of the projects was approved only after careful assessment that indicated that each project, when completed, will provide significant gains in productivity, operating efficiencies or other cost savings in the future.

         Coincident with the sale of Belden, the Company announced an agreement in principle to sell its Cameron Forged Products Division to Wyman-Gordon Company and its intention to spin off to Cooper's Common shareholders the Company's Gardner-Denver Industrial Machinery operations headquartered in Quincy, Illinois. These actions, along with the sale earlier during 1993 of the Company's Gardner-Denver Mining and Construction operations, completed the divestitures of noncore businesses. Additional information regarding 1993 nonrecurring income and expense items is set forth in Note 2 of the Notes to Consolidated Financial Statements.

         The Company's pretax earnings for 1992 include nonrecurring corporate income of $24.6 million and nonrecurring expense of $57 million. The net effect of these nonrecurring items was fully offset by $32.4 million of income tax expense reductions. See Note 2 of the Notes to Consolidated Financial Statements for additional information. The $57 million of nonrecurring expense resulted from establishing accruals with respect to productivity improvement, consolidation and asset disposition programs in all of the Company's segments except Electrical Power Equipment. These programs, which started in 1993, will be largely completed by late 1994 or early 1995 and are expected to result in a favorable earnings payback in the form of reduced costs, increased efficiency and other ancillary benefits.

         Also, during the year ended December 31, 1992, the Company elected early adoption of Statement of Financial Accounting Standards (SFAS) No. 106 (Employers' Accounting for Postretirement Benefits Other Than Pensions), SFAS No. 109 (Accounting for Income Taxes) and SFAS No. 112 (Employers' Accounting for Postemployment Benefits). Applying the new provisions resulted in a one-time charge against first-quarter 1992 net earnings of $590 million, or $5.19 per fully diluted share. In addition, net income was decreased by $22 million, or 19 cents a share, to reflect the 1992 current-year effects of the new standards. See Note 3 of the Notes to Consolidated Financial Statements for further information.

OPERATING EARNINGS

1993 OPERATING EARNINGS Operating earnings (defined as earnings before consideration of corporate income and expense, interest, taxes and nonrecurring items) declined 2% from $784 million in 1992 to $770 million in 1993. Significant declines in the earnings of the Company's Petroleum & Industrial Equipment and Electrical Power Equipment segments more than offset improvements in the Company's other business segments, which served stronger markets during 1993. The 1992 segment totals have been revised to exclude 1992's third-quarter nonrecurring income and expense amounts, thereby making them comparable to the 1993 segment totals, which likewise exclude nonrecurring income and expense.

         The Automotive Products segment generated operating earnings of $189 million in 1993, compared with $139 million in 1992, with the entire increase being attributable to the inclusion of Moog for a full year in 1993 versus only one quarter in 1992. This segment's earnings represented 24% of the Company's total operating earnings. Absent Moog's revenues and earnings, operating earnings would have declined in line with the small revenues decrease discussed previously. The gross margin percentage (defined as revenues less cost of sales, as a percentage of revenues) improved slightly primarily due to the inclusion of Moog. Selling and administrative expenses as a percentage of revenues were only slightly less favorable than the prior year despite the higher ratio of such costs at the acquired Moog operations as compared to Cooper's existing operations. This reflected management's emphasis on keeping such spending in line with operating levels.

         Operating earnings of the Tools & Hardware segment increased 10% to $92 million in 1993 and represented 12% of operating earnings. Excluding the earnings gains from acquisitions, the segment's operating income improved in excess of 4% despite continued sluggishness in Europe and depressed conditions in North American window coverings markets. Profit improvement programs over the past several years and current spending controls provided the basis for the earnings improvement despite the small decline in revenues.

         The Electrical Products segment continued to post steady improvements in operating earnings, which grew 7% to $316 million, and comprised 41% of the Company's operating earnings, even with the inclusion of only nine months' earnings from the Belden wire and cable business. Excluding the results of Belden and the effects of acquisitions from both periods, operating earnings increased at almost twice the pace of the sales growth, improving 13% from the previous year. The segment's earnings also benefited from operating efficiencies and cost-containment measures that resulted in an improved gross margin percentage and a lower percentage of selling and administrative expenses per sales dollar.

         The Electrical Power Equipment segment experienced a 26% decline in operating earnings to $43 million, representing 6% of operating earnings. The decline was related to lower revenues, aggravated by the decline in demand for higher-margin power products and weak pricing for distribution transformers. Selling and administrative expenses in the segment declined both in absolute dollars and as a percentage of revenues, as management continued to decrease spending to respond to the lower market activity.

         Operating earnings for the Petroleum & Industrial Equipment segment declined significantly from the previous year, falling 38% from $209 million in 1992 to $130 million in 1993. This segment's operating earnings represented 17% of 1993 operating earnings. These results would not be significantly different if the divestitures occurring in each year were excluded. The primary reason for the earnings decline was the significant decrease in revenues, caused by continued decline in worldwide production and transmission projects and augmented by the fourth-quarter drop in oil prices. The depressed market conditions and the resulting pricing pressures caused margins to shrink faster than management's ability to adjust short-term operating levels. Although selling and administrative expenses declined significantly in the segment, they were slightly higher than the previous year when measured as a percentage of revenues due to the severity of the revenue decline.

         During 1993, the Company recorded $20 million in operating earnings attributable to LIFO inventory liquidations, compared with $16 million in 1992 and $11 million in 1991. The percentage of LIFO income recorded by each segment is set forth in Note 15 of the Notes to Consolidated Financial Statements.

         Total Company operating earnings were 12.3% of total revenues in 1993, compared with 12.8% in 1992 and 14.4% in 1991.

1992 OPERATING EARNINGS The following table shows the 1992 operating earnings of the Company's segments before and after the effects of the accounting changes discussed above and in Note 3 of the Notes to Consolidated Financial Statements. The discussion that follows focuses on the "Comparative Segment Totals."

1992 Operating Earnings by Segment

                                                                          Add Back Effects of   Comparative
                                                         As Reported          Accounting          Segment
(millions)                                               in Note 15             Changes            Totals
- ----------                                               ----------             -------            ------
Electrical Products                                       $295.0               $ 3.2               $298.2
Electrical Power Equipment                                  58.2                 1.9                 60.1
Tools & Hardware                                            83.4                 2.2                 85.6
Automotive Products                                        139.0                16.2                155.2
Petroleum & Industrial Equipment                           208.8                 5.3                214.1
                                                          ------               -----               ------
                                                          $784.4               $28.8               $813.2
                                                          ======               =====               ======


         Operating earnings declined 8% from $884 million in 1991 to $813 million in 1992. Significant declines in the operating earnings of the Petroleum & Industrial Equipment and Tools & Hardware segments more than offset modest improvements in earnings from the Electrical Products, Automotive Products and Electrical Power Equipment segments.

         The Electrical Products segment generated operating earnings of $298 million in 1992, 37% of total operating earnings and a 9% improvement over the $273 million in the prior year. The improvement was primarily the result of higher sales volumes generated by the strong demand for lighting fixtures, fuses and electronic wire and cable discussed under "Revenues." Operating efficiencies also resulted in margin improvements and lower selling and administrative expenses per sales dollar, which supplemented the earnings improvement.

         The Automotive Products segment represented 19% of Cooper's total operating earnings for 1992, with operating earnings of $155 million, compared with $145 million in the prior year. This 7% increase over 1991 was attributable to the acquisition of Moog Automotive. Excluding the effects of the Moog acquisition, earnings for the year were flat. Lower overhead spending from cost controls throughout this segment was essentially offset by the effect on margins of sluggish spark plug sales.

         Earnings from the Electrical Power Equipment segment improved 5%, compared with the strike-affected results of 1991. Operating earnings rose from $57 million to $60 million during 1992, representing 7% of the Company's total operating earnings. Most of the earnings improvement was the result of the increase in revenues from the particularly depressed levels of 1991.

         Operating earnings in the Tools & Hardware segment declined from $98 million in 1991 to $86 million in 1992, and represented 11% of total operating earnings. Earnings were impacted primarily by the lower sales volumes. The gross margin on sales improved slightly as a result of operating adjustments made in response to the lower activity.

         Earnings from the Petroleum & Industrial Equipment segment decreased significantly from $311 million in 1991 to $214 million in 1992, a 31% decline. The earnings from this segment represented 26% of the Company's total operating earnings for the year. The decline in demand for domestic oil and gas exploration and production equipment due to the general condition of the domestic energy markets, coupled with weak markets for industrial equipment, had a significant, unfavorable impact on the earnings of this segment. Sales declined faster than the Company's ability to adjust selling and administrative expenses in the short term, further contributing to the decline.

1991 OPERATING EARNINGS Cooper's operating earnings fell 1% to $884 million during 1991 from $894 million in the prior year. The decline reflected the impact of lower sales of many of the Company's products, somewhat offset by benefits from profit improvement and cost management programs.

         In the Petroleum & Industrial Equipment segment, operating earnings improved 29%, climbing to $311 million in 1991 and contributing 35% of the Company's total operating earnings. In addition to increased revenues, earnings were enhanced by a higher gross margin percentage resulting from a high-volume order for compression equipment, as well as benefits from cost-reduction programs and other operating efficiencies. This segment also continued to glean benefits from the integration of the Cameron Iron Works acquisition.

         The Electrical Products segment's operating earnings declined 5% to $273 million in 1991, representing 31% of the Company's total operating earnings. The gross margin percentage improved due to controlled spending and profit from 1991 liquidation of LIFO inventory layers, coupled with the effect on the prior year of a restructuring charge at one of the Company's smaller operations. However, these benefits were offset by selling and administrative expenses that did not decrease in proportion to the revenue decline.

         Operating earnings from the Automotive Products segment fell short of the prior year's results by 6%, decreasing to $145 million in 1991. This total represented 16% of Cooper's total operating earnings for the year. Intense competition in the automotive aftermarket put pressure on operating margins and resulted in a slightly lower gross margin percentage. Lower selling and administrative expenses as a percentage of revenues, resulting from lower advertising and promotion costs and overall cost containment efforts at the spark plug operations, slightly offset the lower margins. However, higher depreciation and amortization related to 1990 and 1991 capital spending within this segment further reduced operating earnings during the year.

         Operations in the Tools & Hardware segment experienced a 23% decline in operating earnings to $98 million in 1991, representing 11% of total operating earnings. Earnings declined more than sales as the effects of the progressive erosion of demand from residential construction and industrial production markets outpaced management actions to reduce manufacturing labor and overhead costs.

         The Electrical Power Equipment segment recorded a significant decline in operating earnings from $82 million to $57 million, a decrease of 31%. These earnings represented 7% of Cooper's total operating earnings. The decrease was primarily attributable to lower volumes. Management control over costs helped keep the gross margin percentage in line with the prior year, although price competition resulted in a slight decline. Higher depreciation and amortization on capital improvements made during 1990 also contributed to decreased earnings for the period.

NET INCOME (LOSS)

1993 NET INCOME The Company's net income of $367 million improved 2% compared with 1992's income before the cumulative effect of changes in accounting principles of $361 million. The increase from 1992 reflected the positive impacts of lower interest expense, higher amounts of income not allocable to a particular segment and lower general corporate expenses, partially offset by lower operating earnings as discussed above.

         Consolidated interest expense decreased 14% or $16.5 million primarily as a result of lower interest rates. (See Note 10 of the Notes to Consolidated Financial Statements for further information on the Company's debt structure and the statement of Consolidated Cash Flows for information regarding debt activity.) Other income increased from the prior year due to the inclusion of income from a tax sharing agreement between Cooper and Belden Inc. General corporate expenses declined as a result of management's focus on cost controls during the year. The effective tax rate increased 3.6 percentage points from 1992's rate, which was favorably impacted by the nonrecurring income items.

1992 NET INCOME (LOSS) Cooper's income before the cumulative effect of changes in accounting principles declined 8% to $361 million in 1992 from $393 million in 1991. The decrease reflected the impact of lower operating earnings and the 1992 current-year effect of the new accounting standards adopted during 1992, partially offset by lower interest expense. After considering the $590-million, one-time charge against income for the cumulative effect of changes in accounting principles, the Company experienced a net loss of $229 million, compared with net income of $393 million in 1991.

         Consolidated interest expense declined 28% to $116 million for the year. Lower debt levels during most of the year, largely due to strong operating cash flows, combined with lower effective borrowing rates for the decrease. General corporate expense increased $22 million and the effective tax rate declined by 3.5 percentage points, largely due to the nonrecurring income and expense items discussed above.

1991 NET INCOME Cooper's net income rose 9% to $393 million during 1991, up from $361 million reported during 1990. The increase reflected lower interest expense, lower general corporate expenses and a 1.3-percentage-point reduction in the effective tax rate, the cumulative effect of which offset the 1% decline in operating earnings discussed previously.

         Consolidated interest expense declined $53 million to $161 million for the year. Lower effective borrowing rates resulting from soft economic conditions and lower debt levels combined to produce the substantial decrease. General corporate expenses decreased $6 million from the prior year, primarily reflecting lower amounts of certain nonrecurring corporate costs. The effective tax rate declined primarily due to lower foreign taxes as a percentage of foreign earnings. The lower foreign tax rates reflected not only the benefits of statutory rate reductions in certain foreign countries, but also benefits derived from various tax planning strategies implemented over the previous several years.

FULLY DILUTED EARNINGS PER SHARE

Earnings per fully diluted share increased to $2.75 in 1993, up 1% from 1992's income before the cumulative effect of changes in accounting principles. The same factors discussed under "Net Income" and "Operating Earnings" above contributed to the change in fully diluted share earnings, partially offset by higher shares utilized in the calculation. The number of weighted average shares used in the fully diluted earnings per share computation was 114.2 million in 1993 compared with 113.8 million in 1992. In addition to normal annual activity, the increase in shares reflects the issuance of 475,256 shares in September 1993 in connection with the Company's biennial employee stock purchase program as further discussed in Note 14 of the Notes to Consolidated Financial Statements.

         Earnings per fully diluted share before the cumulative effect of changes in accounting principles decreased from $3.01 in 1991 to $2.71 in 1992. The cumulative effect of changes in accounting principles during 1992 amounted to $5.19 per fully diluted share, resulting in a net loss for the year of $2.48 per share. The same factors discussed under "Operating Earnings" and "Net Income (Loss)" above led to the decline in share earnings. The assumed conversion of the 7% debentures and the $1.60 Convertible Exchangeable Preferred into Common stock was antidilutive in 1992; therefore, conversion was not assumed in the 1992 computation of share earnings.

         Fully diluted share earnings increased from $2.81 in 1990 to $3.01 per fully diluted share for 1991. The diversity of Cooper's markets, combined with cost-reduction and cost-control programs, enabled the Company to minimize the decline in operating earnings during this period of economic slowness. Coupled with lower interest and taxes, these factors allowed the Company to post the 7% increase in share earnings.

         The 131.1 million shares utilized in the 1991 computation of fully diluted earnings per share increased in comparison to 1990, because the assumed conversions of the $1.60 Convertible Exchangeable Preferred and the 7% debentures to Common stock had a dilutive effect on the 1991 computation. As a result, the applicable interest expense on the debentures, net of tax, was added back to the net income and dividends on Preferred stock were not deducted, in determining fully diluted earnings per share. (See Note 18 of the Notes to Consolidated Financial Statements for further information.)

PRICING AND VOLUME

In all of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

         It is the Company's best judgment that, excluding the year-to-year effects of acquisitions and divestitures, during 1993, unit volume increased in the Electrical Products segment, was relatively unchanged in the Automotive Products segment, and decreased in each of the other segments; during 1992, unit volume increased in the Electrical Products and Automotive Products segments, was relatively unchanged in the Electrical Power Equipment segment, and decreased in the Tools & Hardware and Petroleum & Industrial Equipment segments; and during 1991, unit volume increased in the Petroleum & Industrial Equipment segment, was substantially unchanged in the Automotive Products segment, and decreased in each of the other segments.

         During 1993 and 1992, the Company experienced resistance to price increases in selected product offerings in all segments. The Company has been able to control costs during this period such that the resistance to price increases has not significantly impacted profitability in any segments except Electrical Power Equipment and Petroleum & Industrial Equipment (Tools & Hardware and Petroleum & Industrial Equipment in 1992). During 1991, the first full year of the economic decline domestically, the Company began to experience difficulty passing on all cost increases, particularly in the Electrical Power Equipment, Tools & Hardware and Automotive Products segments.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL During 1993, "operating working capital" (defined as receivables and inventories less accounts payable and accrued liabilities, excluding the initial effects of acquisitions and divestitures, as well as foreign currency translation, nonrecurring income and expense items and the cumulative effect of accounting changes) increased $3 million. Higher receivables at year-end 1993 more than offset reductions in inventories and increases in accounts payable and accrued liabilities compared with the previous year end. The increase in receivables and the reduction in inventories primarily occurred in the Petroleum & Industrial Equipment segment and was largely due to the timing of several large compressor projects that shipped during the month of December. The increase in accounts payable and accrued liabilities was due to normal operating activities.

         During 1992, operating working capital increased by $29 million. This change was comprised of the effects of lower receivables and inventories and lower accounts payable and accrued liabilities. The decrease in receivables and inventories primarily was due to effective working capital management. The lower accounts payable and accrued liabilities resulted primarily from normal operating activity.

         During 1991, operating working capital increased $92 million. Slightly higher receivables and lower accounts payable and accrued liabilities were the primary contributors to the increase. Receivables increased in the Petroleum & Industrial Equipment segment, primarily as a result of higher revenues. Other segments reported flat or decreased receivables. Accounts payable and accrued liabilities decreased, primarily due to spending associated with integration and consolidation programs within the acquired Champion and Cameron operations. Inventories declined, partially offsetting the above changes, reflecting lower production levels in response to soft economic conditions.

         Excluding the 1993 revenues of Belden, Gardner-Denver Industrial Machinery Division and Cameron Forged Products Division, operating working capital as a percentage of revenues at year-end 1993 was 18.0%. The percentage was 19.8% at year-end 1992 (17.3% after adjusting for the fourth-quarter 1992 acquisition of Moog Automotive) and 19.9% at year-end 1991.

CASH FLOWS During 1993, cash flows from operating activities were $578 million. These cash flows were augmented by proceeds from the disposition of businesses of $413 million (including approximately $390 million from the sale of Belden), proceeds from sales of fixed assets of $26 million and proceeds from activity under stock option and other plans of $12 million. These cash flows allowed the Company to fund capital expenditures of $275 million, dividends of $203 million and acquisitions of $101 million (see
Note 4 of the Notes to Consolidated Financial Statements) and to reduce indebtedness by $453 million.

         As discussed under "Nonrecurring Items" above, during the past two years, the Company has accelerated consideration of a number of projects that will involve significant spending over the next several years. The Company does not believe that the resources required for the projects will strain the Company's overall liquidity or capital resources.

         In January 1994, the Company announced that it expected earnings for 1994 to decline from 1993 by as much as 25%. Although the earnings decline will result in lower cash flows for 1994, the cash flow reduction is not expected to inhibit the Company's ability to meet its cash requirements or its ability to respond to opportunities that may arise. See "Earnings Outlook" below for further discussion.

         During 1992, cash flows from operating activities totaled $653 million. These positive cash flows, along with $39 million of proceeds from business divestitures, $32 million from sales of plant and equipment and $45 million from stock option and other plans, allowed the Company to expend $638 million on acquisitions and $274 million on capital expenditures and to pay $193 million of dividends, while only increasing outstanding indebtedness, exclusive of debt assumed in acquisitions, by $334 million.

         During 1991, positive cash flows included $554 million from operating activities, $37 million of proceeds from sales of plant and equipment and from dispositions of businesses held for sale and $36 million from stock option and other plans. These activities provided cash that allowed the Company to fund capital expenditures of $266 million, pay dividends of $180 million and reduce outstanding indebtedness by $158 million. Cash increased $6 million, net of a $2-million translation effect, during the year.

DEBT The ratio of debt to total capitalization at December 31, 1993, was 33.7%, compared with 42.0% at year-end 1992 and 34.2% at year-end 1991. The decrease from the previous year was due to debt reductions associated with the sale of Belden and the classification of $75 million of indebtedness allocated to Gardner-Denver Industrial Machinery Division in "Net assets of businesses held for disposition" at December 31, 1993. See Note 2 of the Notes to Consolidated Financial Statements for further information regarding the disposition of Belden and the planned spin-off of Gardner-Denver Industrial Machinery
Division.

         As of December 31, 1993, the Company had entered into several interest rate swap agreements maturing at various dates through February 22, 1994, that effectively converted $500 million of floating-rate borrowings into fixed-rate borrowings that will have an effective borrowing rate of approximately 3.73%. See Note 10 of the Notes to Consolidated Financial Statements for further information.

FINANCIAL POSITION

         The Company's financial position reflects the various factors discussed previously under "Revenues," "Nonrecurring Items," "Operating Earnings" and "Liquidity and Capital Resources."

         The decreases in plant and equipment, intangibles and postretirement benefits other than pensions primarily reflect the sale of Belden during 1993 and the transfers of the respective balances related to Gardner-Denver Industrial Machinery and Cameron Forged Products to net assets of businesses held for disposition at December 31, 1993. Other changes in the various components of the Company's financial position were the result of normal operating activities.

EARNINGS OUTLOOK

During January 1994, the Company announced that share earnings could be down by as much as 25% in 1994 in comparison to 1993. After taking into account the businesses divested in 1993 and the planned divestitures, the projected drop in share earnings is entirely due to a downturn in the Petroleum & Industrial Equipment segment, caused by the significant late-1993 drop in oil prices and the resulting impact on worldwide exploration and production projects, which affect demand for the Company's oilfield equipment. These effects are being compounded by the impact of delays in several, major, gas compression projects worldwide. The impact of this decline is expected to more than exceed projected earnings improvements in the Electrical Products and Tools & Hardware segments. The Company anticipates steady performance in the Electrical Power Equipment and Automotive Products operations.

         Nearly $35 million of the $156 million provided for management projects over the last two years, as well as remaining realignment reserves provided in connection with the Cameron Iron Works acquisition, will result in significant capacity and cost structure modifications within the Petroleum & Industrial Equipment segment over the next several years. These changes are expected to have a softening effect on the 1994 downturn and longer term to improve the Company's ability to participate profitably in a market turnaround when it occurs.

CAPITAL EXPENDITURES AND COMMITMENTS

Capital projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand production capacity resulted in expenditures of $275 million in 1993, compared with $274 million in 1992 and $266 million in 1991. At December 31, 1993, commitments for capital expenditures amounted to $270 million, compared with $288 million and $285 million at year-end 1992 and 1991, respectively.

         The commitments for 1994 include approximately $42 million for capacity expansion, $136 million for machinery and equipment modernization and enhancement, $23 million for various computer hardware and software projects, $13 million for environmental projects, and $56 million for other items.

EFFECT OF INFLATION

         During each year, inflation has had a relatively minor effect on Cooper's reported results of operations. This is true primarily for three reasons. First, in recent years, the rate of inflation in Cooper's primary markets has been fairly low. Second, Cooper makes extensive use of the LIFO method of accounting for inventories. The LIFO method results in current inventory costs being matched against current sales dollars, such that inflation affects earnings on a current basis. Finally, many of the assets and liabilities included in Cooper's Consolidated Financial Position were recorded in business combinations that were accounted for as purchases. At the time of such acquisitions, the assets and liabilities were adjusted to a fair market value and, therefore, the cumulative long-term effect of inflation is reduced.

FINANCIAL HISTORY

(in millions where applicable)
OPERATING RESULTS                                     1993           1992(1)             1991              1990        1989(3)
                                                   ---------        ---------         ---------         ---------     --------
Revenues                                           $ 6,273.8        $ 6,133.9         $ 6,162.6         $ 6,222.2     $5,129.4
                                                   ---------        ---------         ---------         ---------     --------
Cost of sales                                        4,233.6          4,139.6           4,129.4           4,187.9      3,451.3
Depreciation and amortization                          302.8            289.1             258.0             238.5        188.9
Selling and administrative expenses                  1,012.9            977.1             945.4             953.0        831.9
Interest expense                                        99.1            115.6             161.2             214.2        182.6
Nonrecurring income                                   (273.8)           (24.6)                -                 -            -
Nonrecurring expense                                   273.8             57.0                 -                 -            -
                                                   ---------        ---------         ---------         ---------     --------
Total costs and expenses                             5,648.4          5,553.8           5,494.0           5,593.6      4,654.7
                                                   ---------        ---------         ---------         ---------     --------
Income before income taxes and
   cumulative effect of changes in
   accounting principles                               625.4            580.1             668.6             628.6        474.7
Income taxes                                           258.3            218.8             275.4             267.2        206.9
                                                   ---------        ---------         ---------         ---------     --------
Income before cumulative effect of
   changes in accounting principles                    367.1            361.3             393.2             361.4        267.8
Cumulative effect on prior years of
   changes in accounting principles                        -           (590.0)                -                 -            -
                                                   ---------        ---------         ---------         ---------     --------
Net income (loss)                                      367.1           (228.7)            393.2             361.4        267.8
Preferred dividends                                    (53.1)           (52.8)            (50.9)            (50.0)        (4.5)
                                                   ---------        ---------         ---------         ---------     --------
Net income (loss) applicable to
   Common stock                                    $   314.0        $  (281.5)        $   342.3         $   311.4     $  263.3
                                                   =========        =========         =========         =========     ========
INCOME (LOSS) PER COMMON SHARE
Primary
   Income before cumulative effect of
      changes in accounting principles             $    2.75        $    2.71         $    3.04         $    2.81     $   2.51
   Cumulative effect on prior years of
      changes in accounting principles                     -            (5.19)                -                 -            -
                                                   ---------        ---------         ---------         ---------     --------
      Net income (loss)                            $    2.75        $   (2.48)        $    3.04         $    2.81     $   2.51
                                                   =========        =========         =========         =========     ========
Fully diluted
   Income before cumulative effect of
      changes in accounting principles             $    2.75        $    2.71         $    3.01         $    2.81     $   2.49
   Cumulative effect on prior years of
      changes in accounting principles                     -            (5.19)                -                 -            -
                                                   ---------        ---------         ---------         ---------     --------
      Net income (loss)                            $    2.75        $   (2.48)        $    3.01         $    2.81     $   2.49
                                                   =========        =========         =========         =========     ========
CASH DIVIDENDS PER COMMON SHARE                    $    1.32        $    1.24         $    1.16         $    1.08     $   1.00
                                                   ---------        ---------         ---------         ---------     --------
AVERAGE COMMON SHARES OUTSTANDING
   Primary                                             114.2            113.8             112.5             110.8        105.1
   Fully diluted                                       114.2            113.8             131.1             110.9        105.9
                                                   ---------        ---------         ---------         ---------     --------
OTHER DATA
Working capital                                    $   879.3        $ 1,187.2         $ 1,197.8         $ 1,041.3     $1,017.5
Long-term debt                                       1,254.3          1,815.7           1,479.2           1,684.4      1,828.6
Total indebtedness                                   1,515.9          2,072.8           1,761.2           1,972.8      2,085.4
Capital expenditures                                   275.1            273.5             266.3             273.6        190.6
Net plant and equipment                              1,483.4          1,685.6           1,614.0           1,568.0      1,647.9
Total assets                                         7,147.8          7,575.6           7,148.6           7,167.5      6,745.0
Shareholders' equity                                 2,984.6          2,866.9           3,394.9           3,065.7      2,696.6
Book value per Common share                            19.54            18.66             23.60             21.45        18.21
Year-end price/earnings ratio                           17.9             17.5(2)           19.0              14.6         16.1
Return on revenues                                       5.9%             5.9%(2)           6.4%              5.8%         5.2%
Return on average shareholders' equity                  12.5%            12.7%             12.2%             12.5%        13.5%
Total debt as a percent of total capitalization         33.7%            42.0%             34.2%             39.2%        43.6%
Number of employees                                   49,500           52,900            53,900            57,500       58,100
Number of record shareholders
   (Common and Preferred)                             38,800           37,800            39,500            34,500       35,900
                                                   ---------        ---------         ---------         ---------     --------

(1) During 1992, Cooper acquired Moog Automotive Group, Inc. in a transaction that was accounted for as a purchase. In addition, certain amounts have been reclassified to provide a consistent presentation.
(2) Based on income before the cumulative effect of changes in accounting principles.

(in millions where applicable)
OPERATING RESULTS                                 1988(4)            1987           1986       1985(5)         1984          1983
                                                 --------        --------       --------      --------     --------      --------
Revenues                                         $4,258.3        $3,585.8       $3,433.3      $3,067.2     $2,029.9      $1,850.3
                                                 --------        --------       --------      --------     --------      --------
Cost of sales                                     2,904.3         2,430.2        2,302.0       2,071.0      1,357.9       1,250.3
Depreciation and amortization                       154.7           135.4          127.1         105.8         73.6          67.9
Selling and administrative expenses                 701.9           622.6          615.9         534.5        368.4         363.1
Interest expense                                    111.9            86.1          103.1          97.7         20.6          28.5
Nonrecurring income                                     -               -              -             -            -             -
Nonrecurring expense                                    -               -              -             -            -             -
                                                 --------        --------       --------      --------     --------      --------
Total costs and expenses                          3,872.8         3,274.3        3,148.1       2,809.0      1,820.5       1,709.8
                                                 --------        --------       --------      --------     --------      --------
Income before income taxes and
   cumulative effect of changes in
   accounting principles                            385.5           311.5          285.2         258.2        209.4         140.5
Income taxes                                        161.1           137.7          137.5         123.1        102.5          69.3
                                                 --------        --------       --------      --------     --------      --------
Income before cumulative effect of
   changes in accounting principles                 224.4           173.8          147.7         135.1        106.9          71.2
Cumulative effect on prior years of
   changes in accounting principles                     -               -              -             -            -             -
                                                 --------        --------       --------      --------     --------      --------
Net income (loss)                                   224.4           173.8          147.7         135.1        106.9          71.2
Preferred dividends                                     -               -              -         (16.0)       (16.0)        (16.0)
                                                 --------        --------       --------      --------     --------      --------
Net income (loss) applicable to
   Common stock                                  $  224.4        $  173.8       $  147.7      $  119.1     $   90.9      $   55.2
                                                 ========        ========       ========      ========     ========      ========
INCOME (LOSS) PER COMMON SHARE
Primary
   Income before cumulative effect of
      changes in accounting principles           $   2.21        $   1.73       $   1.52      $   1.39        $1.06      $    .64
   Cumulative effect on prior years of
      changes in accounting principles                  -               -              -             -            -             -
                                                 --------        --------       --------      --------     --------      --------
      Net income (loss)                          $   2.21        $   1.73       $   1.52      $   1.39     $   1.06      $    .64
                                                 ========        ========       ========      ========     ========      ========
Fully diluted
   Income before cumulative effect of
      changes in accounting principles           $   2.20        $   1.73       $   1.51      $   1.38     $   1.06      $    .64
   Cumulative effect on prior years of
      changes in accounting principles                  -               -              -             -            -             -
                                                 --------        --------       --------      --------     --------      --------
      Net income (loss)                          $   2.20        $   1.73       $   1.51      $   1.38     $   1.06      $    .64
                                                 ========        ========       ========      ========     ========      ========
CASH DIVIDENDS PER COMMON SHARE                  $    .90        $    .84       $    .80      $    .76     $    .76      $    .76
                                                 --------        --------       --------      --------     --------      --------
AVERAGE COMMON SHARES OUTSTANDING
   Primary                                          101.7           100.2           97.2          85.4         85.4          85.8
   Fully diluted                                    101.9           100.5           97.5          86.1         85.8          86.3
                                                 --------        --------       --------      --------     --------      --------
OTHER DATA
Working capital                                  $  800.1        $  706.8       $  698.7      $  826.3     $  573.9      $  600.0
Long-term debt                                    1,170.3           884.4          863.6       1,158.3        156.8         175.0
Total indebtedness                                1,299.9           980.3          951.6       1,283.7        177.5         243.1
Capital expenditures                                128.2           100.9          109.5         115.8         68.5          86.2
Net plant and equipment                           1,115.2         1,016.6          937.7         973.2        685.5         683.3
Total assets                                      4,384.0         3,800.4        3,400.0       3,635.9      1,953.7       1,949.4
Shareholders' equity                              1,771.7         1,592.9        1,419.9       1,318.0      1,240.1       1,250.6
Book value per Common share                         17.47           15.90          14.66         13.56        12.56         12.44
Year-end price/earnings ratio                        12.3            16.0           13.7          15.1         13.3          26.9
Return on revenues                                    5.3%            4.8%           4.3%          4.4%         5.3%          3.8%
Return on average shareholders' equity               13.3%           11.5%          10.8%         10.6%         8.6%          5.7%
Total debt as a percent of total capitalization      42.3%           38.1%          40.1%         49.3%        12.5%         16.3%
Number of employees                                46,300          43,200         40,200        46,000       30,000        30,000
Number of record shareholders
   (Common and Preferred)                          32,600          50,900         28,100        29,900       30,900        33,100
                                                 --------        --------       --------      --------     --------      --------

(3) During 1989, Cooper acquired Champion Spark Plug Company and Cameron Iron Works, Inc. in transactions that were accounted for as purchases.
(4) During 1988, Cooper acquired RTE, Beswick and Imo Delaval's Enterprise Engine parts and repair business in transactions that were accounted for as purchases.
(5) During 1985, Cooper acquired McGraw-Edison Company in a transaction that was accounted for as a purchase.

REPORT OF INDEPENDENT AUDITORS




THE BOARD OF DIRECTORS AND SHAREHOLDERS
COOPER INDUSTRIES, INC.

We have audited the accompanying statements of consolidated financial position of Cooper Industries, Inc. as of December 31, 1993 and 1992, and the related statements of consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Industries, Inc. at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

         As discussed in Note 3 of the Notes to Consolidated Financial Statements, in 1992 the Company changed its methods of accounting for postretirement benefits other than pensions, income taxes and postemployment benefits.


                                           /s/ ERNST & YOUNG


Houston, Texas
January 24, 1994

CONSOLIDATED RESULTS OF OPERATIONS

(in millions except per-share data)



                                                                   Year Ended December 31,
                                                       -----------------------------------------------
                                                         1993              1992(1)             1991
                                                       ---------          ---------          ---------
REVENUES                                               $ 6,273.8          $ 6,133.9          $ 6,162.6
                                                       ---------          ---------          ---------
COSTS AND EXPENSES
Cost of sales                                            4,233.6            4,139.6            4,129.4
Depreciation and amortization                              302.8              289.1              258.0
Selling and administrative expenses                      1,012.9              977.1              945.4
Interest expense                                            99.1              115.6              161.2
Nonrecurring income                                       (273.8)             (24.6)                 -
Nonrecurring expense                                       273.8               57.0                  -
                                                       ---------          ---------          ---------
                                                         5,648.4            5,553.8            5,494.0
                                                       ---------          ---------          ---------
  Income before income taxes and cumulative effect of
    changes in accounting principles                       625.4              580.1              668.6
Income taxes                                               258.3              218.8              275.4
                                                       ---------          ---------          ---------
  Income before cumulative effect of changes in
    accounting principles                                  367.1              361.3              393.2
  Cumulative effect on prior years of changes in
    accounting principles                                      -             (590.0)                 -
                                                       ---------          ---------          ---------
    NET INCOME (LOSS)                                  $   367.1          $  (228.7)         $   393.2
                                                       =========          =========          =========
INCOME (LOSS) PER COMMON SHARE
    Primary--
       Income before cumulative effect of changes
         in accounting principles                      $    2.75          $    2.71          $    3.04
       Cumulative effect on prior years of changes
         in accounting principles                              -              (5.19)                 -
                                                       ---------          ---------          ---------
       NET INCOME (LOSS)                               $    2.75          $   (2.48)         $    3.04
                                                       =========          =========          =========
    Fully diluted--
       Income before cumulative effect of changes
         in accounting principles                      $    2.75          $    2.71          $    3.01
       Cumulative effect on prior years of changes
         in accounting principles                              -              (5.19)                 -
                                                       ---------          ---------          ---------
       NET INCOME (LOSS)                               $    2.75          $   (2.48)         $    3.01
                                                       =========          =========          =========
CASH DIVIDENDS PER COMMON SHARE                        $    1.32          $    1.24          $    1.16
                                                       =========          =========          =========

(1) Certain amounts have been reclassified to provide a consistent presentation of nonrecurring income and expense.

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED FINANCIAL POSITION

(in millions except share data)



                                                                     December  31,
                                                             ----------------------------
                                                                1993               1992
                                                             ---------          ---------
CURRENT ASSETS
Cash and cash equivalents                                    $    13.0          $    17.8
Receivables                                                    1,105.2            1,086.1
Inventories                                                    1,247.2            1,481.8
Other                                                            216.4              251.4
                                                             ---------          ---------
                                                               2,581.8            2,837.1
                                                             ---------          ---------
CURRENT LIABILITIES
Short-term debt                                                   99.7              200.2
Accounts payable and accrued liabilities                       1,323.6            1,347.4
Accrued income taxes                                             117.3               45.4
Current maturities of long-term debt                             161.9               56.9
                                                             ---------          ---------
                                                               1,702.5            1,649.9
                                                             ---------          ---------
     WORKING CAPITAL                                             879.3            1,187.2

Net assets of businesses held for disposition                    225.0                  -
Plant and equipment, at cost less accumulated depreciation     1,483.4            1,685.6
Intangibles, less accumulated amortization                     2,589.5            2,810.4
Deferred income taxes, investments and other assets              268.1              242.5
                                                             ---------          ---------
     TOTAL ASSETS LESS CURRENT LIABILITIES                     5,445.3            5,925.7
                                                             ---------          ---------
Long-term debt                                                 1,254.3            1,815.7
Postretirement benefits other than pensions                      743.1              875.3
Other long-term liabilities                                      463.3              367.8
                                                             ---------          ---------
     NET ASSETS                                              $ 2,984.6          $ 2,866.9
                                                             =========          =========
SHAREHOLDERS' EQUITY
$1.60 Convertible Exchangeable Preferred stock, $1.00
  par value; 33,376,420 shares authorized (liquidating
  value at December 31, 1993--$753.2 million)                $    33.2          $    33.1
Common stock, $5.00 par value;  250,000,000 shares
  authorized                                                     571.3              567.0
Capital in excess of par value                                 1,122.1            1,086.2
Retained earnings                                              1,526.5            1,359.1
Unearned employee stock ownership plan compensation             (125.2)            (149.7)
Minimum pension liability                                        (73.6)              (7.7)
Translation component                                            (65.8)             (21.1)
Common stock held in treasury, at cost                            (3.9)                 -
                                                             ---------          ---------
                                                             $ 2,984.6          $ 2,866.9
                                                             =========          =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS

(in millions)



                                                                                 Year Ended December 31,
                                                                   -----------------------------------------------
                                                                     1993              1992(1)             1991
                                                                   ---------          ---------          ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                               $  367.1           $ (228.7)          $  393.2
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
        Depreciation                                                  202.0              196.2              175.2
        Amortization                                                  100.8               92.9               82.8
        Deferred income taxes                                          (7.7)             109.4               49.5
        Postretirement benefits other than pensions                    (8.0)              29.2                  -
        Nonrecurring income, net of tax                              (164.3)             (37.0)                 -
        Nonrecurring expense, net of tax                              164.3               37.0
        Cumulative effect of changes in accounting
          principles                                                      -              590.0                  -
        Changes in assets and liabilities:(2)
            Receivables                                              (114.2)              79.9              (12.9)
            Inventories                                                68.5              114.5               25.8
            Accounts payable and accrued liabilities                   43.1             (222.9)            (104.6)
            Accrued income taxes                                      (50.9)              21.4               (8.1)
            Other assets and liabilities, net                         (23.2)            (129.3)             (46.6)
                                                                   ---------          ---------          ---------
              Net cash provided by operating activities               577.5              652.6              554.3
                                                                   ---------          ---------          ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Cash paid for acquired businesses                                 (100.9)            (637.7)             (15.0)
   Capital expenditures                                              (275.1)            (273.5)            (266.3)
   Proceeds from sales of plant and equipment                          25.5               31.6               22.4
   Proceeds from disposition of businesses                            412.5               38.9               15.0
   Other                                                                (.9)               1.5               (0.8)
                                                                   ---------          ---------          ---------
              Net cash provided by (used for) investing
                   activities                                          61.1             (839.2)            (244.7)
                                                                   ---------          ---------          ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Additions to debt                                                  257.7              749.2              341.7
   Reductions of debt                                                (710.7)            (415.2)            (499.6)
   Dividends                                                         (203.4)            (193.3)            (179.9)
   Activity under stock option and other plans                         12.3               44.7               36.3
                                                                   ---------          ---------          ---------
              Net cash provided by (used for) financing
                   activities                                        (644.1)             185.4             (301.5)
                                                                   ---------          ---------          ---------
EFFECT OF TRANSLATION ON CASH AND CASH EQUIVALENTS                       .7                (.4)              (2.2)
                                                                   ---------          ---------          ---------
Increase (decrease) in cash and cash equivalents                       (4.8)              (1.6)               5.9
Cash and cash equivalents, beginning of year                           17.8               19.4               13.5
                                                                   ---------          ---------          ---------
CASH AND CASH EQUIVALENTS, END OF YEAR                             $   13.0           $   17.8           $   19.4
                                                                   ========           ========           ========

(1) Certain amounts have been reclassified to provide a consistent presentation of nonrecurring items.
(2) Net of the effects of acquisitions, divestitures, translation, nonrecurring items and the cumulative effect of changes in accounting principles.

The Notes to Consolidated Financial Statements are an integral part of these statements. See Note 17 for information on noncash investing and financing activities.

CONSOLIDATED CHANGES IN SHAREHOLDERS' EQUITY
(in millions)

                                  $1.60                                          Unearned
                                Convertible            Capital in             Employee Stock   Minimum                    Common
                               Exchangeable   Common   Excess of   Retained   Ownership Plan   Pension    Translation  Stock Held in
                             Preferred Stock   Stock   Par Value   Earnings    Compensation    Liability  Component      Treasury
                             ---------------  ------   ----------  --------   --------------   ---------  -----------  -------------
BALANCE DECEMBER  31, 1990       $31.4        $548.5     $  933.1  $1,561.4     $ (149.9)        $   -       $ 141.2       $   -
 Net income                                                           393.2
 Cash dividends:
  Preferred stock--$1.60                                              (50.9)
  Common stock                                                       (129.0)
 Dividend reinvestment program                    .2          1.5
 Shares issued for:
  Conversions of debentures        1.5                       33.1
  Exercise of stock options                      3.5         11.6
  Employee stock purchase plan                   6.1         28.7
 Employee stock ownership plan:
  Principal payments by ESOP                                                        27.7
  Excess of cash contributions
   over expense                                                                      (.2)
  Sale of additional shares                      2.7         24.1                  (26.8)
 Tax effect of:
  Disqualifying stock
   dispositions                                               3.1
  Dividends paid to the ESOP                                            2.8
 Translation loss                                                                                               (3.6)
 Other                                                        (.1)
                                 -----       ------      --------  --------     --------        ------       -------       -----
BALANCE DECEMBER 31, 1991         32.9        561.0       1,035.1   1,777.5       (149.2)           -          137.6           -
 Net loss                                                            (228.7)
 Cash dividends:
  Preferred Stock--$1.60                                              (52.8)
  Common stock                                                       (140.5)
 Dividend reinvestment program                   .3           2.4
 Shares issued for:
  Conversions of debentures         .2                        3.7
  Exercise of stock options                     2.3           9.3
  Executive restricted stock
   incentive plan                                .9           6.2
 Employee stock ownership plan:
  Principal payments by ESOP                                                        26.1
  Excess of cash contributions
   over expense                                                                      (.4)
  Sale of additional shares                     2.3          23.9                  (26.2)
 Tax effect of:
  Disqualifying stock
   dispositions                                               3.4
  Dividends paid to the ESOP                                            3.6
 Translation loss                                                                                             (158.7)
 Adjustment for minimum pension
  liability                                                                                       (7.7)
 Other                                           .2           2.2
                                 -----       ------      --------  --------     --------        ------       -------       -----
BALANCE DECEMBER 31, 1992         33.1        567.0       1,086.2   1,359.1       (149.7)         (7.7)        (21.1)          -
 Net income                                                           367.1
 Cash dividends:
  Preferred Stock--$1.60                                              (53.1)
  Common stock                                                       (150.3)
 Dividend reinvestment program                   .3           2.2
 Acquisition of treasury stock,
  at cost                                                                                                                   (4.5)
 Shares issued for:
  Conversions of debentures         .1                        2.8
  Exercise of stock options                     1.6           7.1                                                             .6
  Employee stock purchase plan                  2.4          21.2
 Employee stock ownership plan:
  Principal payments by ESOP                                                        27.2
  Excess of cash contributions
   over expense                                                                     (2.7)
 Tax effect of:
  Disqualifying stock
   dispositions                                               2.3
  Dividends paid to the ESOP                                            3.7
 Translation loss                                                                                              (44.7)
 Adjustment for minimum pension
  liability                                                                                      (65.9)
 Other                                                         .3
                                 -----       ------      --------  --------     --------        ------       -------       -----
BALANCE DECEMBER 31, 1993        $33.2       $571.3      $1,122.1  $1,526.5     $ (125.2)       $(73.6)      $ (65.8)      $(3.9)
                                 =====       ======      ========  ========     ========        ======       =======       =====

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: SUMMARY OF MAJOR ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION   The consolidated financial statements include the
accounts of the Company and all majority-owned subsidiaries, except for certain insignificant subsidiaries, the investments in which are recorded under the cost method because of restrictions upon the transfer of earnings and other economic uncertainties. Investments of 50% or less in affiliated companies are accounted for on the equity method, unless significant economic or political considerations indicate that the cost method is appropriate.

INVENTORIES Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 73% of inventories in 1993 and 72% in 1992 are carried on the last-in, first-out (LIFO) method. The remaining inventories are carried on the first-in, first-out (FIFO) method.

PLANT AND EQUIPMENT Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to group asset accounts which in general have the following lives: buildings--10 to 40 years; machinery and equipment--3 to 18 years; and tooling, dies, patterns, etc.--5 to 10 years. Prior to the fourth quarter of 1992, no provision was made for depreciation of tooling, dies, patterns and similar assets related to general operations, as replacement of these items was charged to expense. The depreciable life for the majority of the Company's machinery and equipment was changed from 10 to 12 years effective July 1, 1993.

INTANGIBLES Intangibles consist primarily of goodwill related to purchase acquisitions which, with minor exceptions, is being amortized over 40 years from their respective acquisition dates.

INCOME TAXES Beginning with the year 1992, the Company determined tax expense and other deferred tax information in compliance with Statement of Financial Accounting Standards (SFAS) No. 109 (Accounting for Income Taxes). Prior years have not been restated and accordingly reflect the procedures required by APB Opinion No. 11--Accounting for Income Taxes, as amended. Income tax expense includes U.S. and foreign income taxes, including U.S. Federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS Beginning with the year 1992, the Company determined the accounting effect of postretirement benefits other than pensions (primarily retiree medical costs) in accordance with the provisions of SFAS No. 106 (Employers' Accounting for Postretirement Benefits Other Than Pensions). Such benefits in years prior to 1992 were accounted for primarily on a pay-as-you-go basis, except for the portion of such costs accrued in connection with the Company's 1989 acquisitions.

POSTEMPLOYMENT BENEFITS Beginning with the year 1992, the Company accounted for the benefits payable to employees when they leave the Company other than by reason of retirement in accordance with the provisions of SFAS No. 112 (Employers' Accounting for Postemployment Benefits). Except for an actuarial determination of the termination benefits payable to domestic salaried employees, the Company's accounting in years prior to 1992 was the same as that required by SFAS No. 112.

ENVIRONMENTAL REMEDIATION AND COMPLIANCE Environmental remediation costs are accrued, except to the extent costs can be capitalized, based on estimates of known environmental remediation exposures. Environmental compliance costs include maintenance and operating costs with respect to pollution control facilities, cost of ongoing monitoring programs and similar costs. Such costs are expensed as incurred. Capitalized environmental costs are depreciated generally utilizing a 15-year life.

INTEREST RATE SWAP AGREEMENTS The Company uses interest rate swaps to manage its interest rate risk. The interest rate differential to be received or paid is recognized over the lives of the interest rate swaps as an adjustment to interest expense.

OTHER For purposes of the statement of Consolidated Cash Flows, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

NOTE 2: NONRECURRING ITEMS

On October 6, 1993, the Company closed an initial public offering of 90.4% of the stock of Belden Inc., formerly the Company's Belden Division. This sale, which was recorded in the third quarter, generated net-of-tax cash proceeds of approximately $267 million and a $273.8-million pretax ($164.3 million net of tax) gain or $1.44 per fully diluted share. In addition, depending upon the future profitability of Belden and other factors, the Company will receive over a 15-year period additional benefits from a tax sharing agreement between the Company and Belden Inc. The proceeds from the tax sharing agreement will be recorded in income when they are earned. The Company's remaining 9.6% interest in Belden Inc., the sale of which is prohibited during the first six months and restricted (other than when registered as permitted by agreements with Belden) during the first two years following the public offering, has been accounted for as a marketable equity security with an initial investment value of $12.4 million and a December 31, 1993 market value of $46.6 million. Belden, which was included in the Electrical Products segment, had revenues of $281 million and pretax profits of approximately $38 million for the nine-month period ended September 30, 1993.

         The gain from the Belden sale was fully offset by a loss recorded with respect to the anticipated sale of the Cameron Forged Products Division and by the effects of a series of management actions designed to enhance the Company's future profitability. These actions included $99 million of accruals with respect to a series of productivity improvement and consolidation programs; a $65-million reduction in the depreciable value of the machinery and equipment and certain other plant and equipment related to the production of transformers, a large product line within the Company's Electrical Power Equipment segment; and a $56-million reduction in the carrying value of the Company's internally developed capitalized software. In addition, the Company increased the depreciable life on all existing and future additions of machinery and equipment from 10 to 12 years effective July 1, 1993.

         On January 10, 1994, the Company entered into a definitive agreement for the sale of its Cameron Forged Products Division to Wyman-Gordon Company in exchange for approximately 16.5 million newly issued shares of Wyman-Gordon Company's common stock and $5 million in cash and notes. In anticipation of this sale, which had been agreed to in principle in mid-September, the Company reclassified the net assets of Cameron Forged Products Division to a long-term asset under the caption "Net assets of businesses held for disposition" and charged pretax earnings approximately $54 million for a write-down of the carrying value of those assets. Although Cooper will own approximately 48% of Wyman-Gordon Company, this investment is not intended to be maintained for a long period. Consequently, while the sale of the Wyman-Gordon Company shares is restricted, Cooper will have certain registration rights with respect to the stock in addition to its rights pursuant to Rule 144 of the Securities Act. In addition, Cooper will have only limited representation on Wyman-Gordon
Company's Board of Directors and will be required, except in certain circumstances, to vote its shares in accordance with the position recommended by Wyman-Gordon Company's Board of Directors or proportionately with the vote of the other shareholders. As a result, when consummated, the Wyman-Gordon Company stock will be accounted for as a marketable equity security. At
December 31, 1993, the market value of the common stock that Cooper will receive was $76.3 million, based on the year-end closing price of the Wyman-Gordon Company common stock. For the nine months ended September 30, 1993, Cameron Forged Products Division, which was included in the Company's Petroleum & Industrial Equipment segment, had revenues of $114 million and a small pretax loss. The results for the fourth quarter, which were consistent with those for the nine-month period, have not been included in the Company's consolidated results. The Company anticipates that this transaction, which is subject to Wyman-Gordon Company shareholder approval, will be consummated in early 1994.

         In mid-October 1993, the Company announced its intention to spin off to the Company's Common shareholders its Gardner-Denver Industrial Machinery Division headquartered in Quincy, Illinois. The Company formed a new corporation called Gardner Denver Machinery Inc. and then transferred the assets and liabilities of the division into this entity. The stock of the newly formed corporation will be distributed on the basis of one share of common stock, par value $.01 per share, for every 25 shares of Cooper Common stock owned as of a yet-to-be determined record date. Pursuant to the income tax and accounting rules pertaining to this transaction, the Company will not have a gain or loss with respect to the transaction and the stock received by the Company's shareholders will not be taxable until sold. At December 31, 1993, the net assets of the business, including approximately $75 million of indebtedness, amounted to approximately $150 million, which amount has been included in a long-term asset caption titled "Net assets of businesses held for disposition" pending completion of the distribution. For the year ended December 31, 1993, the Gardner-Denver Industrial Machinery Division, after deducting allocated interest expense, had a small pretax profit on revenues of $156 million. The Company anticipates that the distribution will be made during the first quarter of 1994.

         The Company's net results for 1992 included approximately $22 million, net of tax, of nonrecurring corporate income, as well as a one-time, $15-million income tax expense reduction. In anticipation of a continuing slow-growth global economy, the Company accelerated consideration of a number of productivity improvement, consolidation and asset disposition programs. The Company decided to implement several such programs that were contemplated for later in the 1990s, resulting in a provision of $37 million, net of tax, which offset the favorable effects of these gains.

         The 1992 nonrecurring income items included recognition of income with respect to investments made during the 1982 downturn in the petroleum sector. These investments were made under unusually favorable circumstances, which ultimately allowed disposition at a profit. Although portions of this profit were recognized previously, a significant amount was deferred pending the resolution of various uncertainties that were resolved during 1992. Additionally, the Company received an interest refund from the U.S. government with respect to the settlement of a pending income tax matter. The one-time income tax expense reduction resulted from a reassessment of the amount of tax accruals that need to be retained in order to fully provide for the additional U.S. tax that would be payable when the earnings of the Company's foreign subsidiaries are remitted.

NOTE 3: CHANGES IN ACCOUNTING PRINCIPLES

During the fourth quarter of 1992, the Company elected to adopt effective for all of 1992 and future years the accounting provisions of SFAS
No. 106 (Employers' Accounting for Postretirement Benefits Other Than Pensions), SFAS No. 109 (Accounting for Income Taxes) and SFAS No. 112 (Employers' Accounting for Postemployment Benefits). Earnings for 1992 included the cumulative effect ($590 million, net of tax, or $5.19 per fully diluted share) as of January 1, 1992, necessary to adjust the Company's net assets for compliance with the new standards. The results of operations for 1993 have also been determined in accordance with the new standards. Each of these changes is discussed in greater detail below.

SFAS NO. 106-EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN
PENSIONS   This standard, which was required to be adopted by the Company no later than January 1, 1993, provides that the Company follow an accrual method of accounting for the benefits other than pensions (primarily medical costs) provided to employees after retirement. The results of operations for 1992 included a charge of $669.1 million pretax ($408.2 million, net of tax, or $3.59 per fully diluted share) for the immediate recognition of the net transition obligation with respect to benefits earned by active and retired employees prior to January 1, 1992. Additionally, postretirement costs were recorded based on an actuarially determined accrual method as opposed to the Company's previous pay-as-you-go method of accounting for such costs. The effect was to decrease 1992's full-year net earnings by $17.8 million, or $.15 per fully diluted share. The remaining disclosure information required by SFAS No. 106 is set forth in Note 13.

SFAS NO. 109-ACCOUNTING FOR INCOME TAXES   This standard, which also was
required to be adopted by the Company no later than January 1, 1993, requires a liability, as opposed to a deferred, method of accounting for income taxes. The results of operations for 1992 included a net tax charge of $166.2 million ($1.47 per fully diluted share) in order to provide a net deferred tax credit with respect to the aggregate of the differences between the book and tax basis of the Company's assets and liabilities. The direction and magnitude of this adjustment resulted from the large, fair market value adjustments recorded for book purposes, but not for tax purposes, with respect to certain acquisitions, including Gardner-Denver, McGraw-Edison and, more recently, Champion Spark Plug and Cameron Iron Works. Additionally, income tax expense and certain other adjustments for 1992 were determined in accordance with the provisions of the new standard. The effect was to decrease 1992 pretax income by $2.8 million while increasing tax expense by $1.2 million, for a combined reduction of $.04 per fully diluted share. The remaining disclosure information required by SFAS No. 109 is set forth in Note 9.

SFAS NO. 112--EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS This standard, which was not required to be adopted by the Company until January 1, 1994, provides that the Company follow an accrual method of accounting for the benefits payable to employees when they leave the Company other than by reason of retirement. Because most of these benefits were already accounted for by the Company on an accrual method, this new standard had a relatively small cumulative effect--$25.6 million ($15.6 million, net of tax, or $.13 per fully diluted share)--and a negligible effect on 1992's earnings.

NOTE 4: ACQUISITIONS AND DIVESTITURES

In addition to the transactions described in Note 2, the Company completed five small product-line acquisitions and four divestitures in 1993. The acquisitions, which had an aggregate cost of $110.2 million including $6.7 million of assumed indebtedness, have been accounted for as purchases, with the resulting revenues and earnings included in the Company's Consolidated Results of Operations since the respective acquisition dates. A total of $53.6 million of goodwill was recorded on a preliminary basis with respect to the five acquisitions. Two of the acquisitions were in the Electrical Products segment, two were in the Tools & Hardware segment and one was in the Automotive Products segment.

         During 1993, the Company completed the previously announced divestiture of its Gardner-Denver Mining and Construction operations (formerly included in the Petroleum & Industrial Equipment segment). The Company also sold two businesses that were being carried as businesses held for sale and a small business that was previously included in the Petroleum & Industrial Equipment segment. Including $30 million of notes and other amounts receivable in the future, proceeds from these four divestitures totaled $53.5 million and resulted in the recognition of a $5.6 million after-tax gain.

         During 1992, the Company completed one large acquisition, four small product-line acquisitions and two divestitures. Effective October 1, 1992, the Company acquired Moog Automotive Group, Inc. from IFINT S.A. The total cost of the acquisition, including $233.8 million of indebtedness that was largely repaid at the acquisition date, was $612.4 million. Moog Automotive is a leading manufacturer of steering, suspension, driveline and temperature control parts for the automotive and light truck aftermarket. The Moog acquisition, along with the four smaller acquisitions, which had an aggregate cost of $42.0 million, have been accounted for as purchases and the results of the acquisitions are included in the Company's Consolidated Results of Operations since the respective acquisition dates. The four smaller acquisitions were all in the Tools & Hardware segment. A total of $414.8 million of goodwill, including 1993 revisions, has been recorded with respect to the five acquisitions.

         During 1992, the Company sold its Distribution Equipment Division and one other small operation, the results of which were previously reported in the Electrical Products segment. Proceeds from these divestitures totaled $38.9 million and resulted in the recognition of a $5.8 million after-tax gain.

         The Company completed three relatively small acquisitions and four divestitures in 1991. Neither the acquisitions nor the divestitures were material to the Company's Consolidated Financial Position or Results of Operations. The acquisitions, which had an aggregate cost of $17.8 million, were accounted for as purchases, with the resulting revenues and earnings included in the Company's Consolidated Results of Operations since the respective acquisition dates. The cost of the acquisitions, as finally determined, exceeded the fair market value of the assets acquired and liabilities assumed by $5.1 million.

NOTE 5: COMMON AND PREFERRED STOCK

COMMON STOCK At December 31, 1993, 250,000,000 shares of Common stock were authorized. Of this total, 114,254,133 shares were issued and 114,179,700 were outstanding at December 31, 1993 (113,400,841 and 112,201,774 were issued and outstanding at December 31, 1992 and 1991, respectively). During the year ended December 31, 1993, a total of 86,500 shares were purchased as treasury stock at an average price of $52.82 per share. In addition, 35,363,582 shares were reserved for the Dividend Reinvestment Plan, conversions of Preferred stock, grants and exercises of stock options, subscriptions under the Employee Stock Purchase Plan and other plans, and shares to be issued in connection with future acquisitions.

         Under a Shareholder Rights Plan adopted by the Board of Directors in 1987, share purchase Rights were declared as a dividend at the rate of one Right for each share of Common stock. Each Right has an exercise price of $87.50, entitles the holder to buy securities, including in certain circumstances Common stock, having a value of twice the exercise price, and becomes exercisable only in certain circumstances constituting a potential change of control on a basis considered inadequate by the Board of Directors. The Rights expire February 27, 1997, and, at the Company's option, may be redeemed prior to expiration for $.005 per Right.

         Under the terms of a Dividend Reinvestment Plan that became effective in 1991, any holder of Common stock or $1.60 Convertible Exchangeable Preferred stock may elect to have cash dividends and/or up to $24,000 per year in cash payments invested in Common stock without incurring any brokerage commissions or service charges.

PREFERRED STOCK The Company is authorized to issue 1,340,750 shares of Preferred stock with no par value (No Par Preferred), 10,000,000 shares of $2.00 par value Preferred stock and 36,197,499 shares of $1.00 par value Preferred stock. At December 31, 1993, no shares of the No Par Preferred or $2.00 par value Preferred stock were issued or outstanding.

         At December 31, 1993, 33,376,420 shares of $1.00 par value Preferred stock have been designated as Convertible Exchangeable Preferred having a $1.60 dividend rate. Of this total, 33,182,654 shares were outstanding at December 31, 1993 (33,054,184 and 32,888,343 at December 31,1992 and 1991,
respectively). Each share of Convertible Exchangeable Preferred is convertible into .55 share of Common stock and has a liquidating preference of $22.70. Each Convertible Exchangeable Preferred share may be redeemed at the option of the Company at any time after January 1, 1995, at prices declining from $23.50 in 1995 to $22.70 in 2000 and thereafter. The Preferred stock may be exchanged, at the option of the Company, on any quarterly dividend payment date after January 1, 1995, for $22.70 principal amount of 7.05% convertible debentures maturing on January 1, 2015.

         The holders of the $1.60 Preferred stock are entitled to a one-tenth vote per share upon all matters presented to the shareholders and generally vote as a single class along with the Common shareholders, except in matters affecting control of the Company or the rights of the Convertible Exchangeable Preferred shareholders, where they vote as a separate class.

         Under a Shareholder Rights Plan adopted by the Board of Directors in 1989, the same share purchase Rights referred to above were declared as a dividend at the rate of .55 Rights for each share of $1.60 Preferred stock.

         At December 31, 1993, 189,360 shares of $1.60 Convertible Exchangeable Preferred were reserved for the conversions of the 7% convertible subordinated debentures and for issuance of fractional shares from exchange of Cameron Iron Works common stock.

NOTE 6: INVENTORIES

                                                             December 31,
                                                             ------------
(millions)                                              1993             1992
                                                        ----             ----
Raw materials                                           $323.7         $ 364.5
Work-in-process                                          353.0           431.6
Finished goods                                           725.4           889.9
Perishable tooling and supplies                           57.0            66.9
                                                      --------         -------
                                                       1,459.1         1,752.9


Excess of current standard costs over LIFO costs        (185.9)         (235.5)
Progress payments                                        (12.0)          (23.7)
Allowance for obsolete and slow-moving inventory         (11.6)          (11.9)
Other                                                     (2.4)              -
                                                      --------        --------
   Net inventories                                    $1,247.2        $1,481.8
                                                      ========        ========

During each year, reductions in inventory quantities resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the cost of that year's purchases. The effect was to increase income before the cumulative effect of changes in accounting principles by $12.3 million ($.11 per fully diluted share) in 1993, $10.8 million ($.09 per fully diluted share) in 1992 and $6.8 million ($.05 per fully diluted share) in 1991.

NOTE 7: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                              December 31,
                                                                              ------------
(millions)                                                              1993            1992(1)
                                                                        ----            -------
Trade accounts and accruals                                            $  673.1        $  718.0
Salaries, wages and related fringe benefits                               154.8           178.0
Product and environmental liability accruals                              121.2           111.8
Contributions payable under employee benefit plans                         66.7            63.7
Estimated costs of facility relocation, restructuring and
  other nonrecurring items                                                176.9           138.6
Other (individual items less than 5% of total current liabilities)        130.9           137.3
                                                                       --------        --------
                                                                       $1,323.6        $1,347.4
                                                                       ========        ========

(1) Certain amounts have been reclassified to provide a consistent presentation.

At December 31, 1993, Cooper had accruals of $36.5 million ($39.4 million at December 31, 1992) with respect to potential product liability claims and $84.7 million ($72.4 million at December 31, 1992) with respect to potential environmental liabilities based on the Company's current estimate of the most likely amount of losses that it believes will be incurred.

         Of the $36.5 million of product liability accruals, $20.1 million relate to known claims with respect to continuing operations, $9.1 million relate to known claims for operations that are no longer a part of Cooper and $7.3 million relate to a minimum estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, the Company had insurance coverage for individual 1993 claims beyond $1 million for oilfield equipment and $3 million for other products. Insurance levels have varied from year to year as the Company has grown. The recorded product liability accruals are net of amounts covered under insurance policies.

         Of the $84.7 million of environmental liability accruals, $33.6 million relate to sites owned by Cooper and $51.1 million relate to sites either previously owned by Cooper but where Cooper has retained the environmental liability, or third-party sites where Cooper was a contributor. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties. Environmental liabilities are not generally subject to insurance recovery and, therefore, the amount by which the accrual has been reduced for insurance coverage is small. In addition, the Company has capitalized a total of $23.3 million with respect to environmental matters with an undepreciated net book value of $20.6 million at December 31, 1993 ($18.0 million at December 31, 1992).

         It has been the Company's consistent practice to include the entire accrual for these liabilities as a current liability although only approximately 10-20% of the balance will be spent on an annual basis. The annual effect on earnings for product liability is essentially equal to the amounts disbursed. In the case of environmental liability, the annual expense is considerably smaller than the disbursements, since the vast majority of the Company's environmental liability has been recorded in connection with acquired companies. The change in the accrual balance from year to year reflects not only this normal expensing and funding but also the effect of acquisitions and divestitures.

         In establishing its accruals for both product liability and environmental liability, the Company has not utilized any form of discounting. While both product liability and environmental liability accruals involve estimates that can have wide ranges of potential liability, Cooper has taken a proactive approach and has managed the costs in both of these areas over the years such that the actual liabilities, absent law changes, have generally been lower than the estimates. Cooper does not believe that the nature of its products, its production processes, or the materials or other factors involved in the manufacturing process, subject the Company to unusual risks or exposures for product or environmental liability. Cooper's greatest exposure to inaccuracy in its estimates is with respect to the constantly changing definitions of what constitutes an environmental liability or an acceptable level of cleanup.

         See "Environmental Remediation and Compliance" under Note 1 for additional information.

NOTE 8: PLANT AND EQUIPMENT AND INTANGIBLES

                                           December 31,
                                           ------------
(millions)                             1993             1992
                                       ----             ----
Plant and equipment:
  Land and land improvements          $123.2          $127.3
  Buildings                            676.6           737.4
  Machinery and equipment            1,338.0         1,518.8
  Tooling, dies, patterns, etc.        119.1           135.2
  All other                            265.7           285.7
  Construction in progress              94.8            97.3
                                    --------        --------
                                     2,617.4         2,901.7
  Accumulated depreciation          (1,134.0)       (1,216.1)
                                    --------        --------
                                    $1,483.4        $1,685.6
                                    ========        ========

Intangibles:
  Goodwill                          $2,945.3        $3,102.2
  Assets related to pension plans        8.8             6.9
  Other                                 98.1           140.9
                                    --------        --------
                                     3,052.2         3,250.0
  Accumulated amortization            (462.7)         (439.6)
                                    --------        --------
                                    $2,589.5        $2,810.4
                                    ========        ========

NOTE 9: INCOME TAXES

                                                                                         Year Ended December 31,
                                                                                         -----------------------
(millions except percentages)                                                1993            1992                   1991
                                                                            -----            ----                   ----
Income before income taxes and cumulative effect of changes in accounting principles:
   U.S. operations                                                          $544.7          $431.0                $496.5
   Foreign operations                                                         80.7           149.1                 172.1
                                                                            ------          ------                ------
       Income before income taxes and cumulative effect of
         changes in accounting principles                                   $625.4          $580.1                $668.6
                                                                            ======          ======                ======

                                                                                                                DEFERRED
                                                                               LIABILITY METHOD                  METHOD
                                                                               ----------------                  -------
Income taxes:                                                                 1993           1992                   1991
   Currently payable:                                                         ----           ----                   ----
       U.S. Federal                                                         $191.6           $60.9                $118.5
       U.S. state and local                                                   45.1            19.9                  32.8
       Foreign                                                                23.2            36.6                  74.6
                                                                            ------          ------                ------
                                                                             259.9(1)        117.4                 225.9
                                                                            ------          ------                ------

   Deferred:
       U.S. Federal                                                          (11.3)           76.5                  52.0
       U.S. state and local                                                   (5.6)           14.5                     -
       Foreign                                                                 9.2            18.4                  (2.5)
                                                                            ------          ------                ------
                                                                              (7.7)          109.4                  49.5
                                                                            ------          ------                ------

   Other:
       Tax benefit of foreign exchange transaction losses credited
         to translation component of equity                                    6.2               -                     -
       Effect of change in U.S. Federal tax rate on recorded deferred
         tax balances                                                         (4.7)              -                     -
       U.S. Federal adjustment of foreign unremitted earnings accrual            -           (15.0)                    -
       ESOP dividends and disqualifying stock dispositions:
         U.S. Federal                                                          3.6             6.3                     -
         U.S. state and local                                                  1.0              .7                     -
                                                                            ------          ------                ------
                                                                               6.1            (8.0)                    -
                                                                            ------          ------                ------
         Income tax expense                                                 $258.3          $218.8                $275.4
                                                                            ======          ======                ======


Items giving rise to deferred income taxes:
   Employee medical program funding                                          $(2.8)          $13.5                $ 11.4
   Employee stock ownership plan                                               1.0             3.5                  18.0
   Excess of tax over book depreciation                                        9.9             5.0                  11.4
   Postretirement benefits other than pensions                                 4.0            (7.7)                    -
   Reserves and accruals                                                     (35.5)           74.3                     -
   Utilization of net operating loss carryforwards                             7.4            10.4                     -
   Other                                                                       8.3            10.4                   8.7
                                                                            ------          ------                ------
         Deferred income taxes                                               $(7.7)         $109.4                 $49.5
                                                                            ======          ======                ======

Effective tax rate reconciliation:
   U.S. Federal statutory rate                                                35.0%           34.0%                 34.0%
   State and local income taxes                                                3.7             3.6                   3.0
   Foreign statutory rate differential                                         (.6)            (.3)                   .6
   Nondeductible goodwill                                                      5.0             4.8                   3.8
   Effect of change in U.S. tax rate on recorded deferred tax balances         (.8)              -                     -
   Nontaxable investment income                                                  -            (1.2)                    -
   Unremitted earnings accrual adjustment                                        -            (2.6)                    -
   All other (individually less than 5% of the expected tax provision)        (1.0)            (.6)                  (.2)
                                                                            ------          ------                ------
         Indicated effective tax rate                                         41.3%           37.7%                 41.2%
                                                                            ======          ======                ======
Total income taxes paid                                                     $157.3          $112.4                $121.0
                                                                            ======          ======                ======

(1) Includes $122 million with respect to the sale of Belden. See Note 2 for further information.

                                                                       December 31,
                                                                       ------------
(millions)                                                       1993                  1992
                                                                 ----                  ----
Components of deferred tax balances:
   Deferred tax liabilities:
       Plant and equipment and intangibles                       $(201.3)             $(239.7)
       LIFO inventory                                             (108.2)              (134.7)
       Employee medical program funding                            (22.3)               (23.4)
       Employee stock ownership plan                               (24.6)               (23.0)
       Other                                                       (79.4)                (93.6)
                                                                 -------               ------
         Total deferred tax liabilities                           (435.8)              (514.4)
                                                                 -------               ------


   Deferred tax assets:
       Postretirement benefits other than pensions                 297.2                341.4
       Reserves and accruals                                       263.8                250.4
       Net operating loss carryforwards                             16.1                 25.0
       Other                                                       (88.4)                67.9
                                                                 -------               ------

         Total deferred tax assets                                 665.5                684.7
                                                                 -------               ------

   Valuation allowances                                            (16.3)               (17.3)
                                                                 -------               ------

         Net deferred tax assets                                  $213.4               $153.0
                                                                 =======               ======



Income tax expense and the information shown above for 1993 and 1992 have been determined in accordance with the provisions of SFAS No. 109 (Accounting for Income Taxes) which basically provides for a "liability" approach to taxes. Income taxes for 1991 have not been restated and are accordingly reflected above based on a "deferred" approach to taxes. The major difference between the two approaches as reflected in the information above is that items that were previously accounted for on a "net-of-tax" basis (primarily acquisition-date reserves and accruals of acquired businesses and fair market value adjustments of inventories and fixed assets) are now considered to be "temporary differences" that give rise to larger deferred tax amounts in the provision disclosure.

         The adoption of SFAS No. 109 has not changed the actual amount of income tax that the Company pays nor, except for the $1.2 million for the year 1992 described in Note 3, has it changed the Company's income tax expense.

         Net of valuation allowances, the Company has recorded $3.3 million of domestic net operating loss carryforwards at December 31, 1993, with the earliest expiration date being 2000. The Company reduced U.S. Federal taxes actually payable and goodwill by $16 million in 1991 for utilization of tax loss carryforwards related to the Cameron acquisition. At the end of 1992, the Cameron tax loss carryforwards were fully utilized.

         The U.S. Federal portion of the above provision includes U.S. tax expected to be payable on the foreign portion of the Company's income before income taxes when such earnings are remitted. During the third quarter of 1992, the Company completed its assessment of the effects of various legal entity restructurings, capital investment alterations and other actions that have been taken over the last three to five years as part of efforts to optimize the Company's foreign tax structure. The effect of the Company's assessment was a $15-million reduction in the Company's income tax accrual with respect to the unremitted earnings of its foreign subsidiaries. The Company's remaining accrual is sufficient to cover the additional U.S. tax estimated to be payable on the earnings that the Company anticipates will be remitted. Through December 31, 1993, this amounted to essentially all unremitted earnings of the Company's foreign subsidiaries.

NOTE 10: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

                                                                                                 December 31,
                                                                                                 ------------
(millions)                                                                                 1993                  1992
                                                                                         -------               --------
3.43%* commercial paper and bank loans maturing at various dates through
         February 9, 1994                                                                 $750.0               $1,200.0
5.99% Pounds Sterling bank loans maturing at various dates through February 18, 1994        70.7                      -
7.84%-7.98% first series medium-term notes, due through 1995                                41.9                   65.9
7.70%-7.99% second series medium-term notes, due through 1998                              197.9                  197.9
3.44% floating-rate loan, due 1996                                                          50.0                   50.0
7.875% notes, due 1997**                                                                   100.0                  100.0
10.7% notes payable, due through 1998                                                       16.9                   20.8
3.14%* floating-rate ESOP notes, due through 1999                                           90.7                  117.6
7% convertible subordinated debentures, due 2012                                             4.2                    7.2
Capitalized lease obligations                                                               31.3                   41.3
Other                                                                                       62.6                   71.9
                                                                                        --------               --------
                                                                                         1,416.2                1,872.6
Current maturities**                                                                      (161.9)                 (56.9)
                                                                                        --------               --------
Long-term portion                                                                       $1,254.3               $1,815.7
                                                                                        ========               ========

*Weighted average interest rates at December 31, 1993. (In 1992, 3.73% for commercial paper and bank loans and 3.49% for the ESOP notes.)
**The Company issued a call notice for this borrowing and subsequently refinanced it with commercial paper in January 1994. Accordingly, the principal balance of $100 million is included in current maturities at December 31, 1993.


The Company has U.S. committed credit facilities totaling $1.25 billion that expire in 1997, U.S. committed credit facilities totaling $510 million that expire in 1994, Pounds Sterling credit facilities totaling 25 million Pounds Sterling that expire in 1996 and 30-million Pounds Sterling credit facilities expiring in 1994. At December 31, 1993, the Company had an effective "shelf" registration statement, which may be used to issue up to $302 million of indebtedness from time to time.

         At December 31, 1993, $1.04 billion of the total $1.76-billion U.S. committed credit facilities was available after considering commercial paper backup, and 7.2 million Pounds Sterling of the 55-million Pounds Sterling credit facilities was available. At December 31, 1992, Cooper had $648 million of its $1.91-billion credit facilities available, after considering commercial paper backup, and 1.0 million of its 40-million Pounds Sterling credit facilities was available. The agreements for the credit facilities require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization.

         Interest rates on the Company's commercial paper and bank loans were generally at 2.7% below the U.S. prime rate during 1993 (2.6% during 1992). Total interest paid during 1993, 1992 and 1991 was $104 million, $128 million and $157 million, respectively.

         At December 31, 1993, $821 million of commercial paper and bank loans ($1.2 billion in 1992) was reclassified to long-term debt, reflecting the Company's intention to refinance this amount during the twelve-month period following the balance sheet date through either continued short-term borrowing or utilization of available credit facilities.

         The 7% convertible subordinated debentures were assumed by Cooper in 1989 in connection with the Cameron acquisition. The debentures are convertible into Cooper $1.60 Convertible Exchangeable Preferred stock at the rate of one share of Preferred stock for every $23.00 face amount of debentures. The floating-rate ESOP notes are indebtedness of Cooper's ESOP. Because payment of the ESOP notes is guaranteed by Cooper, the ESOP notes are reported with Cooper's indebtedness. (See Note 11 for further information regarding the ESOP.)

         The Company entered into interest rate swaps, which became effective in early 1993 and mature at various dates through February 22, 1994, that converted $500 million of its floating-rate borrowings into fixed-rate borrowings for a one-year period. Under the terms of these swaps, the Company's effective borrowing rate for this $500 million during the one-year period will be approximately 3.73%.

         Based on the most restrictive provision contained in the Company's loan agreements, retained earnings of approximately $791 million were unrestricted as to the payment of dividends at December 31, 1993.

         Maturities of long-term debt (exclusive of commercial paper and bank loans) for the five years subsequent to December 31, 1993, are $161.9 million, $21.6 million, $153.3 million, $101.0 million and $78.4 million, respectively.

         The future net minimum lease payments under capital leases and obligations under operating leases are not significant.

NOTE 11: COOPER SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLANS

         All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Savings Plan. Under the terms of the Plan, employee savings deferrals are partially matched with Company contributions of Common stock consisting of either an allocation of shares in the Company's employee stock ownership plan (ESOP) or new shares issued to the ESOP.

         At December 31, 1993, the ESOP had 2.9 million shares available for future matching contributions, including 460,000 shares sold to the ESOP in 1992 for $26.2 million in cash. The 1992 sales were funded by loans between the ESOP and Cooper, which for accounting purposes are treated as eliminated intercompany loans.

         At December 31, 1993, the Company had $90.7 million ($117.6 million at December 31, 1992) of ESOP third-party indebtedness and $36.2 million ($36.5 million at December 31, 1992) of ESOP intercompany indebtedness. An offsetting debit of $125.2 million ($149.7 million at December 31, 1992), considering a cumulative $1.7-million ($4.4-million at December 31, 1992) difference between the expense recognized and the cash contributed to the ESOP, is recorded in shareholders' equity under the caption "Unearned Employee Stock Ownership Plan Compensation."

         During 1993, expense under the Cooper Savings Plan amounted to $21.5 million ($22.0 million and $25.9 million in 1992 and 1991, respectively), which was funded through the ESOP.

         Expense with respect to the ESOP includes the recognition of interest expense based on the interest payable by the ESOP. Aggregate matching expense of the ESOP for 1993 amounted to $18.5 million ($18.4 million and $17.2 million in 1992 and 1991, respectively), interest expense amounted to $3.0 million ($3.6 million and $8.7 million in 1992 and 1991, respectively), and dividends paid and accrued with respect to the ESOP shares amounted to $9.4 million ($9.1 million and $8.3 million in 1992 and 1991, respectively).

NOTE 12: PENSION PLANS

         The Company and its subsidiaries have numerous pension plans covering substantially all domestic employees and pension and similar arrangements in accordance with local custom covering employees at foreign locations. Aggregate pension expense amounted to $58.8 million in 1993, $51.1 million in 1992 and $47.7 million in 1991. The amount of expense with respect to the Company's various defined benefit pension plans is set forth in the table below. For the three years ended December 31, 1993, expense with respect to domestic and foreign defined contribution plans (primarily related to various groups of hourly employees) amounted to $31.5 million, $27.0 million and $25.1 million, respectively. Also included in pension expense are gains and losses on curtailments and settlements and other matters. The year-to-year increases in pension expense result from incremental expense related to acquired companies, lower amounts of pension income with respect to overfunded plans and changes in plan assumptions.

                                                      Components of Defined Benefit Plan Pension Expense
                                                     -----------------------------------------------------
                                                                     Years Ended December 31,
(millions)                                            1993                      1992                 1991
                                                     ------                    ------               ------
Service cost-benefits earned during the year         $ 35.9                    $ 37.7               $ 38.9
Interest cost on projected benefit obligation          85.4                      90.6                 90.8
Actual return on assets                               (81.9)                    (71.5)              (141.3)
Net amortization and deferral                         (12.6)                    (35.2)                35.7
                                                     ------                    ------               ------
         Net pension cost                            $ 26.8                    $ 21.6               $ 24.1
                                                     ======                    ======               ======

                                                      Funded Status of Defined Benefit Plans
                                           ------------------------------------------------------------
                                              Plans With Assets in              Plans With Accumulated
                                                    Excess of                    Benefits in Excess of
                                               Accumulated Benefits                     Assets
                                           -----------------------         ----------------------------
                                                  December 31,                        December 31,
(millions)                                   1993           1992             1993                1992
                                           -------        --------         ---------          ---------
Actuarial present value of:
         Vested benefit obligation         $(677.3)       $ (694.0)        $  (415.9)         $  (293.4)
                                           =======        ========         =========          =========
         Accumulated benefit obligation    $(705.4)       $ (724.8)        $  (451.8)         $  (327.8)
                                           =======        ========         =========          =========
         Projected benefit obligation      $(738.2)       $ (781.3)        $  (464.1)         $  (340.0)
Plan assets at fair value                    782.8           882.9             333.2              272.0
                                           -------        --------         ---------          ---------
Projected benefit obligation
        (in excess of) less
         than plan assets                     44.6           101.6            (130.9)             (68.0)
Unrecognized net (gain) loss                  25.5           (11.1)             76.5                9.9
Unrecognized net (asset) obligation
         from adoption date                  (20.8)          (20.5)              9.3                9.0
Unrecognized prior service cost                 .5            (7.8)              1.9                1.7
Adjustment required to recognize
         minimum liability                       -               -             (82.4)            (14.6)
                                           -------        --------         ---------          ---------
Pension asset (liability) at end of year   $  49.8         $  62.2          $ (125.6)          $ (62.0)
                                           =======        ========         =========          =========

                                                                      Computational Assumptions
                                                      ----------------------------------------------------------
                                                                                                  Projected
                                                             Net Pension Cost                 Benefit Obligation
                                                      -----------------------------           ------------------
                                                      1993         1992         1991           1993         1992
                                                      ----         ----         ----           ----         ----
Discount rate:
         Domestic                                     8 1/2%            9%             9%            7%     8 1/2-9%

         International                              7 1/2-9       7 1/2-9       8-10 3/5       6-7 3/4      7 1/2-9
Rate of increase in compensation levels:
         Domestic                                     5 1/2             6              6             5        5 1/2
         International                                  4-6           4-6        4 1/2-7       4-5 1/2          4-6
Expected long-term rate of return on assets:
         Domestic                                         9         9 1/2          9 1/2             -            -

         International                             7 1/2-10      7 1/2-10           8-11             -            -
Benefit basis:
         Salaried plans-earnings during career.
         Hourly plans-dollar units, multiplied
                 by years of service.
Funding policy: 5 to 30 years.



         The $82.4-million ($14.6-million for 1992) minimum liability for pension plans with accumulated benefits in excess of assets has been recorded in the Company's Consolidated Financial Position as a long-term liability with an $8.8-million offsetting intangible asset ($6.9-million in 1992) and a $73.6-million reduction in shareholders' equity ($7.7-million in 1992). The assets of the various domestic and foreign plans are maintained in various trusts and consist primarily of equity and fixed-income securities.

         The Company partially or completely settled or curtailed four defined benefit plans for hourly employees during 1993 (three during 1992 and eight during 1991). The settlements and curtailments resulted in a net loss of $.5 million (a net loss of $2.5 million in 1992 and a net gain of $.8 million in 1991) and reversion to the Company of surplus assets totaling $.9 million during 1992 and $1.4 million during 1991. In 1992, six Canadian defined benefit plans were converted to defined contribution plans and the surplus assets relating to the plans are being used to reduce required future Company contributions.

NOTE 13: POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

         As described in Note 3, the Company adopted the provisions of SFAS No. 106 (Employers' Accounting for Postretirement Benefits Other Than Pensions) beginning in 1992. The benefits provided under the Company's various plans, all of which are unfunded, include retiree medical care, dental care, prescriptions and life insurance with medical care accounting for over 90% of the total. While the Company has numerous plans, primarily resulting from the Company's extensive acquisition activity, the vast majority of the annual expense is related to employees who are already retired. In fact, as a result of actions taken by the Company starting in 1989, virtually no active salaried employees continue to earn retiree medical benefits and the number of active hourly employees earning such benefits has been greatly diminished. Additionally, the Company continues to amend its various plans to provide for appropriate levels of cost sharing and other cost-control measures.

         The table below reflects expense determined in accordance with the new standard, as well as certain other required disclosure data.

                                                   Items Not Yet Recorded
                                                   in Financial Statements     Amounts Per Financial Statements
                                                 ---------------------------   --------------------------------
                                 Accumulated                                      Liability for
                                Postretirement                                   Postretirement         Net
                             Benefit Obligation  Prior Service    Actuarial    Benefits Other Than     Annual
(millions except percentages)     (APBO)             Cost         Net Gain         Pensions            Expense
- ---------------------------------------------------------------------------------------------------------------
BALANCE-DECEMBER 31, 1991        $ (141.7)         $   -          $      -        $ (141.7)         $      -
Adoption of SFAS No. 106           (669.l)                                          (669.1)
Acquisition of Moog
         Automotive                 (44.7)                                          (44.7)
Plan activity:
         Service cost                (4.4)                                                               4.4
         Interest cost              (56.0)                                                              56.0
         Benefit payments            39.0                                            39.0
         Plan amendments               .6            (.6)
Amortization of prior
         service cost                                 .1                                                 (.1)
Curtailment gain (one plan)           1.5                                                               (1.5)
                                                                                                       ------
Net annual expense                                                                  (58.8)             $58.8
                                  -------        -------             -------        ------              =====

BALANCE-DECEMBER 31, 1992          (874.8)           (.5)                -          (875.3)
Plan activity:
         Service cost                (2.2)                                                             $ 2.2
         Interest cost              (49.7)                                                              49.7
         Benefit payments            39.2                                             39.2
         Plan amendments             39.7          (39.7)
         Actuarial net gain          46.3                             (46.3)
Amortization of prior
         service cost                                4.0                                                (4.0)

Curtailment gains (six plans)        16.7                                                              (16.7)

Business dispositions                32.1            8.1              (11.0)          29.2
Moog curtailments
         affecting goodwill          17.8                                             17.8
                                                                                                      -------
Net annual expense                                                                   (31.2)           $ 31.2
                                  -------        -------             -------         -----            =======

BALANCE-DECEMBER 31, 1993          (734.9)         (28.1)             (57.3)        (820.3)
Reclassifications to "Net assets
         of businesses held for
         disposition"                57.7           4.9                14.6           77.2
                                  -------        ------              ------        -------
ADJUSTED BALANCES                 $(677.2)       $(23.2)             $(42.7)       $(743.1)
                                  =======        ======              ======        =======

                                                                        December 31,
                                                         ------------------------------------------
                                                                1993                     1992
                                                         ------------------      ------------------
Amount of APBO related to:
         Retired employees                                         $ (676.2)               $ (711.2)
         Employees eligible to retire                                 (27.2)                  (66.7)
         Other employees                                              (31.5)                  (96.9)
Actuarial assumptions:
         Discount rate                                                 7.58%                   7.64%
         Ensuing year to 2002--health-care
           cost trend rate                               17% ratable to 5.5%     20% ratable to 5.5%
Effect of 1% change in health-care cost trend rate:
         Increase year-end APBO                                           9%                      9%
         Increase expense                                                10%                     10%
                                                         ===================     ===================


NOTE 14: STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

                                                                                  Common Stock
                                                                       ---------------------------------------
                                                                                                  Range of
                                                                        Shares                  Option Prices
                                                                       ---------                --------------
Stock options outstanding at January 1, 1993                           2,207,998                $ 13.625-56.50

Options granted to employees                                           1,624,200                   50.13-52.81

Options granted to nonemployee directors in lieu of retainer               4,000                         24.00

Options exercised                                                       (446,097)                 26.815-46.31

Options cancelled                                                       (226,867)                 26.815-56.50
                                                                       ---------                --------------
Stock options outstanding at December 31, 1993                         3,163,234                 $13.625-56.50
                                                                       =========                ==============



         Options to purchase Common stock are granted to employees under the Cooper stock option plans at not less than 100% of the market value of the Company's stock at the date of grant. The options expire five years from the date of grant and generally become exercisable ratably over a three-year period commencing one year from the date of grant. At December 31, 1993, options under the various plans for 1,020,994 Common shares were exercisable at $13.625 to $56.50 and 1,103,855 (2,506,889 at December 31, 1992) Common shares were reserved for future grants. Options for 583,807 Common shares at $13.625 to $46.31 per share and 891,768 Common shares at $23.72 to $37.75 per share were exercised during the years ended December 31, 1992 and 1991, respectively.

         Under a director stock option plan, each year a nonemployee director may elect to receive, in lieu of the annual retainer fee, a nonqualified stock option covering 2,000 shares of Common stock. The exercise price is determined by a formula based on the fair market value of the stock and the director's annual retainer. All relevant share amounts with respect to this plan are included in the table and other information set forth above.

EMPLOYEE STOCK PURCHASE PLAN   Participants in the Employee Stock Purchase Plan
receive an option to purchase Common stock at a price that is the lesser of 90% of the market value on the offering date or 100% of the market value on the purchase date. On September 9, 1991, 1,232,317 shares were sold to 13,190 employees at $28.24 per share. On September 9, 1993, 475,256 shares were sold to 8,028 employees at $49.56 per share. At December 31, 1993, subscriptions for 1,030,830 shares of Common stock were outstanding at $45.56 per share or, if lower, the average market price on September 9, 1995, which is the purchase date. At December 31, 1993, an aggregate of 2,841,209 shares of Common stock were reserved for future offerings.

NOTE 15: INDUSTRY SEGMENTS, DOMESTIC AND INTERNATIONAL OPERATIONS

                                      Revenues                   Operating Earnings              Identifiable Assets
                              Year Ended December 31,          Year Ended December 31,               December 31,
                          ------------------------------   ------------------------------   -------------------------------
(millions)                  1993       1992 (1)   1991       1993       1992(1)    1991       1993       1992       1991
                          --------   --------   --------   --------   --------   --------   --------   --------   ---------
Electrical Products       $1,565.9   $1,572.1   $1,526.2   $  316.0   $  295.0   $  273.4   $1,178.9   $1,267.0   $ 1,265.8
Electrical Power
    Equipment                611.6      618.2      598.7       43.0       58.2       57.0      560.4      653.0       661.5
Tools & Hardware             807.9      812.0      842.6       91.6       83.4       98.2      757.4      708.8       683.7
Automotive Products        1,670.0    1,285.4    1,148.3      188.9      139.0      145.2    2,208.8    2,245.5     1,648.9
Petroleum & Industrial
    Equipment              1,597.2    1,831.0    2,039.5      130.4      208.8      310.6    1,687.5    2,167.8     2,423.5
                          --------   --------   --------   --------   --------   --------   --------   --------   ---------
                           6,252.6    6,118.7    6,155.3      769.9      784.4      884.4    6,393.0    7,042.1     6,683.4
Businesses held for
    divestiture                                                                                256.0      102.6       117.1
Other                         21.2       15.2        7.3       21.2       15.2        7.3
                          --------   --------   --------
    Consolidated
        revenues          $6,273.8   $6,133.9   $6,162.6
                          ========   ========   ========
Nonrecurring income(2)                                        273.8       24.6          _
Nonrecurring expense(2)                                      (273.8)     (57.0)         _
Interest expense                                              (99.1)    (115.6)    (161.2)
General corporate                                             (66.6)     (71.5)     (61.9)     468.9      416.9       336.9
                                                           --------   --------   --------
    Consolidated income
        before income taxes(3)                             $  625.4   $  580.1   $  668.6
                                                           ========   ========   ========
Investment in
    unconsolidated
    subsidiaries                                                                                29.9       14.0        11.2
                                                                                            --------   --------   ---------
    Consolidated assets                                                                     $7,147.8   $7,575.6   $ 7,148.6
                                                                                            ========   ========   =========

(1) Certain amounts have been reclassified to provide a consistent presentation of nonrecurring items.
(2)   See the separate table for segment detail of nonrecurring items.
(3)   Before the cumulative effect of changes in accounting principles in 1992.

INDUSTRY SEGMENTS  The Company's operations are organized into five segments.

         The Electrical Products segment manufactures and markets electrical and electronic distribution and circuit protection products for use in residential, commercial and industrial construction, maintenance and repair. This segment also manufactured and marketed wire and cable for electronic signal transmission through September 30, 1993.

         The Electrical Power Equipment segment produces and markets products for use by utilities and industries for primary power distribution and control.

         The Tools & Hardware segment produces and markets tools and hardware items for use in residential, commercial and industrial construction, maintenance and repair, and for general industrial and consumer use.

         The Automotive Products segment primarily manufactures and distributes spark plugs, wiper blades, lamps and other products for use by the automotive aftermarket and in automobile assemblies. In addition, this segment manufactures and distributes suspension, steering, temperature control, driveline and brake system components for the automotive aftermarket.

         The Petroleum & Industrial Equipment segment primarily manufactures, markets and services machinery and equipment used in oil and natural gas exploration, drilling, production, transmission, storage and

                                        Revenues                      Operating Earnings                Identifiable Assets
                         ------------------------------------    -----------------------------     ------------------------------
                                 Year Ended December 31,            Year Ended December 31,                 December 31,
                         ------------------------------------    -----------------------------     ------------------------------
(millions)                 1993         1992(1)        1991       1993      1992(1)     1991         1993       1992       1991
                         --------      --------      --------    -------    -------    -------     --------   --------   --------
Domestic                 $5,121.4      $4,831.1      $4,840.5    $ 667.9    $ 591.8    $ 690.4    $ 4,758.5   $5,334.1   $4,757.0
                         --------      --------      --------    -------    -------    -------     --------   --------   --------
International:
  Europe                    829.5         960.7         960.6       55.2      118.5      129.9      1,250.2    1,308.8    1,524.5
  Canada                    330.1         374.2         355.4       (2.2)      12.8       20.5        160.4      187.3      240.0
  Other                     327.0         312.2         306.0       53.6       63.0       55.4        457.9      421.9      413.7
                         --------      --------      --------    -------    -------    -------     --------   --------   --------
     Sub-total
       International      1,486.6       1,647.1       1,622.0      106.6      194.3      205.8      1,868.5    1,918.0    2,178.2
                         --------      --------      --------    -------    -------    -------     --------   --------   --------
Eliminations:
  Transfers to
     International         (293.3)       (264.3)       (255.7)                                        (77.2)     (94.6)    (106.2)
  Transfers to Domestic     (62.1)        (95.2)        (51.5)                                       (138.5)     (96.8)    (121.3)
  Other                      (4.6)         (1.7)        (11.8)                                        (18.3)     (18.6)     (24.3)
                         --------      --------      --------    -------    -------    -------     --------   --------   --------
                          6,252.6       6,118.7       6,155.3      769.9      784.4      884.4      6,393.0    7,042.1    6,683.4
Businesses held for
  divestiture                                                                                         256.0      102.6      117.1
Other                        21.2          15.2           7.3       21.2       15.2        7.3
                         --------      --------      --------
  Consolidated revenues  $6,273.8      $6,133.9      $6,162.6
                         ========      ========      ========
Nonrecurring income                                                273.8       24.6          -
Nonrecurring expense                                              (273.8)     (57.0)         -
Interest expense                                                   (99.1)    (115.6)    (161.2)
General corporate                                                  (66.6)     (71.5)     (61.9)       468.9      416.9      336.9
                                                                 -------    -------    -------
  Consolidated income
   before income taxes(2)                                        $ 625.4    $ 580.1    $ 668.6
                                                                 =======    =======    =======
Investment in
  unconsolidated
  subsidiaries                                                                                         29.9       14.0       11.2
                                                                                                   --------   --------   --------
  Consolidated assets                                                                              $7,147.8   $7,575.6   $7,148.6
                                                                                                   ========   ========   ========


(1) Certain amounts have been reclassified to provide for a consistent presentation of nonrecurring items.
(2)   Before the cumulative effect of changes in accounting principles in 1992.

processing, as well as equipment and repair parts used in compression markets. In addition, operations in this segment produced forgings for a variety of specialized applications through September 30, 1993.

         Intersegment sales and related receivables for each of the years shown were immaterial.

DOMESTIC AND INTERNATIONAL OPERATIONS Transfers between domestic and international operations, principally inventory transfers, are charged to the receiving organization at prices sufficient to recover manufacturing costs and provide a reasonable return. Export sales to unaffiliated customers included in domestic sales were $604.4 million in 1993, $540.7 million in 1992 and $579.1 million in 1991. Of total export sales, approximately 56% (43% in 1992 and 48% in 1991) were to Asia, Africa, Australia and the Middle East, 18% (25% in 1992 and 20% in 1991) were to Canada and Europe, and 26% (32% in 1992 and 1991) were to Latin America.

         Translation losses related to Brazil were $4.3 million in 1993 ($.04 per fully diluted share) and $5.5 million in 1992 ($.05 per fully diluted share), while losses related to Mexico and Brazil were $4.8 million in 1991 ($.04 per fully diluted share). Other translation and transaction gains and losses included in each year's Consolidated Results of Operations were not significant.

                                       Percentage of Segment      Percentage of Total
                                     Inventory Valued at LIFO   LIFO Liquidation Income
                                     ------------------------   -----------------------
                                           December 31,         Year Ended December 31,
                                           ------------         -----------------------
                                       1993    1992     1991     1993     1992     1991
                                       ----    ----     ----     ----     ----     ----
Electrical Products                    83%      83%      81%      24%      18%      53%
Electrical Power Equipment             92       91       91        5        3        5
Tools & Hardware                       62       69       67        6       17       32
Automotive Products                    74       66       57       (3)      (4)      (6)
Petroleum & Industrial Equipment       66       69       72       68       66       16

                                               Depreciation                                     Amortization
                                             Ended December 31,                            Year Ended December 31,
                                             ------------------                            -----------------------
(millions)                        1993             1992             1991            1993             1992             1991
                                  ----             ----             ----            ----             ----             ----
Electrical Products              $ 38.6         $   41.4         $   39.7         $   20.4         $   19.6           $ 18.5
Electrical Power Equipment         19.9             26.3             21.1              9.1              9.4              8.0
Tools & Hardware                   29.4             30.5             28.6              6.7              6.0              4.7
Automotive Products                50.4             42.0             33.3             32.3             24.9             21.0
Petroleum & Industrial Equipment   60.3             52.9             49.5             29.7             30.4             28.2
Corporate                           3.4              3.1              3.0              2.6              2.6              2.4
                                 ------         --------         --------         --------         --------           ------
                                 $202.0         $  196.2         $  175.2         $  100.8         $   92.9           $ 82.8
                                 ======         ========         ========         ========         ========           ======


                                             Capital                   Translation Component            Nonrecurring
                                          Expenditures                  Increase (Decrease)           (Income)/Expense
                                          ------------                  ------------------            ----------------
                                   Year Ended December 31,           Year Ended December 31,        Year Ended December 31,
                                   -----------------------           -----------------------        -----------------------
(millions)                       1993        1992        1991       1993       1992       1991     1993      1992      1991
                                 ----        ----        ----       ----       ----       ----     ----      ----      ----
Electrical Products             $ 60.1     $  44.2     $  42.4   $  (1.4)     $ (6.3)    $ 1.6   $  34.1    $  9.8     $  -
Electrical Power Equipment        17.9        19.5        31.2       (.9)       (1.0)      1.1      76.2         -        -
Tools & Hardware                  29.4        34.5        37.7       (9.2)     (15.3)      (.7)     16.5      20.9        -
Automotive Products               72.3        63.7        67.0      (12.3)     (41.7)     (2.7)     26.5       7.4        -
Petroleum & Industrial Equipment  92.0       104.9        81.5      (20.9)     (94.4)     (2.9)    119.5       6.9        -
Corporate                          3.4         6.7         6.5          -          -         -    (272.8)    (12.6)       -
                                ------     -------     -------   --------     -------    -----   -------    ------     ----
                                $275.1     $ 273.5     $ 266.3   $  (44.7)    $(158.7)   $(3.6)  $     -    $ 32.4 (1) $  -
                                ======     =======     =======   ========     =======    =====   =======    ======     ====

(1) Offset by nonrecurring income of $32.4 million, which is reflected as a reduction of 1992 income tax expense.

NOTE 16: OFF-BALANCE-SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

OFF-BALANCE-SHEET RISK   The Company enters into forward exchange contracts to
hedge certain foreign currency transactions for periods consistent with the terms of the underlying transactions. The Company does not engage in speculation, nor does the Company typically hedge nontransaction-related balance sheet exposure. While the forward contracts affect the Company's results of operations, they do so only in connection with the underlying transactions. As a result, they do not subject the Company to risk from exchange rate movements, because gains and losses on these contracts offset losses and gains on the transactions being hedged. At December 31, 1993, the Company had $137 million of foreign exchange contracts outstanding, 99% of which were in European, Canadian and Japanese currencies. At December 31, 1992, comparable amounts were $84 million and 97%. The forward exchange contracts generally have maturities that do not exceed six months. The Company's other off-balance-sheet risks are not material.

CONCENTRATIONS OF CREDIT RISK Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets into which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, at December 31, 1993, the Company does not consider itself to have any significant concentrations of credit risk.

FAIR VALUE OF FINANCIAL INSTRUMENTS   The Company's financial instruments
consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. The Company had approximately $1.5 billion of debt instruments at December 31, 1993, for which the fair value (based primarily on discounted cash flows) exceeded the book value by approximately 1%. Based on year-end exchange rates and the various maturity dates of the foreign currency forward contracts, the Company estimates the aggregate contract value to be representative of the fair value of these items at December 31, 1993.

NOTE 17: SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

                                                      Year Ended December 31,
                                                      -----------------------
(millions)                                             1993    1992    1991
                                                      ------  ------  -------
Increase (decrease) in net assets:
 Employee stock ownership plan (ESOP):
  Principal payments and difference between
   Company expense and cash contributions             $ 24.5  $ 25.7  $ 27.5
  Unearned ESOP compensation                               -   (26.2)  (26.8)
 Common stock issued for:
  Employee stock ownership plan                            -    26.2    26.8
  Executive restricted stock incentive plan                -     7.1       -
  Acquired companies                                      .3     2.4       -
  Employee stock purchase plan                          23.6       -    34.8
 $1.60 Preferred stock issued for conversions
   of debentures                                         2.9     3.9    34.6


The above information supplements the disclosures required by SFAS No. 95 (Statement of Cash Flows).

NOTE 18: NET INCOME (LOSS) PER COMMON SHARE

                                                        Primary                     Fully Diluted
                                            -----------------------------  ------------------------------
                                               Year Ended December 31,         Year Ended December 31,
                                            -----------------------------  ------------------------------
($ in millions, shares in thousands)          1993      1992      1991       1993       1992      1991(1)
                                            --------  --------   --------  --------   --------   --------
Income before cumulative effect of changes
 in accounting principles                   $  367.1  $  361.3   $  393.2  $  367.1  $  361.3    $  393.2
Dividends applicable to $1.60
 Convertible Exchangeable Preferred stock      (53.1)    (52.8)     (50.9)    (53.1)    (52.8)          -
Interest applicable to 7%
 debentures, net of tax                            -         -          -         -          -        1.6
                                            --------  --------   --------  --------   --------   --------
Income applicable to Common stock before
 cumulative effect of changes in
 accounting principles                         314.0     308.5      342.3     314.0      308.5      394.8
Cumulative effect on prior years of changes
 in accounting principles                          -    (590.0)         -         -     (590.0)         -
                                            --------  --------   --------  --------   --------   --------
Net income (loss)                           $  314.0  $ (281.5)  $  342.3  $  314.0   $ (281.5)  $  394.8
                                            ========  ========   ========  ========   ========   ========
Average Common shares and Common
 share equivalents                           114,201   113,830    112,499   114,201    113,830    112,700
Shares issuable on conversion of
 Convertible Exchangeable Preferred stock          -         -          -         -          -     17,263
Shares issuable on conversion
 of 7% debentures                                  -         -          -         -          -      1,089
                                            --------  --------   --------  --------   --------   --------
                                             114,201   113,830    112,499   114,201    113,830    131,052
                                            ========  ========   ========  ========   ========   ========


(1) Since the assumed conversion of the Convertible Exchangeable Preferred stock and the 7% debentures to Common was dilutive, the applicable interest expense on the debentures, net of tax, was added back to net income and the Preferred dividends were not deducted, in the computation of fully diluted earnings per share for 1991.

NOTE 19: UNAUDITED QUARTERLY OPERATING RESULTS

(millions except per-share data)                                          1993 (by quarter)
                                                            1              2            3(1)            4(2)
                                                        ---------     ---------      ----------      ---------
Revenues                                                $ 1,471.2     $ 1,611.7      $  1,592.4      $ 1,598.5
Gross margin                                                466.3         533.5           506.6          533.8
Net income                                                   63.1         102.9            98.9          102.2
Net income applicable to Common stock                        49.8          89.7            85.6           88.9
Net income per Common share:
 Primary                                                $     .44     $     .79      $      .75      $     .78
 Fully diluted                                                .44           .78 (3)         .75 (3)        .77 (3)
                                                        =========     =========      ==========      =========

                                                                             1992 (by quarter)
                                                            1             2                 3(1)            4(2)
                                                        ---------     ---------         ----------        ---------
Revenues                                                $ 1,507.9     $ 1,529.6         $  1,460.3       $  1,636.1
         Gross margin                                       462.2         508.9              483.4            539.8
Income before cumulative effect
 of changes in accounting principles                         66.0         109.1               89.9             96.3
Cumulative effect on prior years
 of changes in accounting principles                       (590.0)            -                  -                -
Net income (loss)                                          (524.0)        109.1               89.9             96.3
Net income (loss) applicable to Common stock               (537.2)         95.9               76.7             83.1
Income (Loss) per Common share:
 Primary
  Net income before cumulative effect of
   changes in accounting principles                     $     .46     $     .84         $      .67       $      .73
  Cumulative effect on prior years of changes in
   accounting principles                                    (5.19)            -                  -                -
                                                        ---------     ---------         ----------        ---------
  Net income (loss)                                     $   (4.73)    $     .84         $      .67       $      .73
                                                        =========     =========         ==========        =========
 Fully diluted
  Net income before cumulative effect of changes in
   accounting principles                                $     .46     $     .82 (3)     $      .67       $      .73 (3)
  Cumulative effect on prior years of changes in
   accounting principles                                    (5.19)            -                  -                -
                                                        ---------     ---------         ----------        ---------
  Net income (loss)                                     $   (4.73)    $     .82 (3)     $      .67       $      .73 (3)
                                                        =========     =========         ==========        =========


(1) Includes nonrecurring income and expense items as further described in Management's Discussion and Financial Review.
(2) Includes $8.1 million ($.06 per fully diluted share) in 1993 and $8.3 million ($.06 per fully diluted share) in 1992 related to LIFO inventory liquidations.
(3) The computation of fully diluted earnings per share for the quarter assumes the conversion of the 7% debentures and the $1.60 Preferred stock to Common stock. As a result, interest on the debentures, net of tax, is added back to net income and Preferred dividends are not deducted in the computation.