Form 10-K, Exhibit 13
period 1995-12-31
COOPER INDUSTRIES INC
filed 1996-04-01
CIK 24454

                                                                      EXHIBIT 13




                                   APPENDIX A

                            COOPER INDUSTRIES, INC.

Management's Discussion and Analysis of Financial Condition and Results of
 Operations.......................................................................        A-1
Consolidated Financial Statements.................................................       A-10

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    During the last three years, Cooper's continuing operations have completed 14 acquisitions and five divestitures, including the initial public offering of 90.4% of the common stock of Belden Inc. and the sale of its forging business, Cameron Forged Products, through an exchange for Wyman-Gordon Company common stock. Cooper also exited the large power transformer business in 1994. In addition, in 1994, Cooper completed the prorata distribution to shareholders of the common stock of Gardner-Denver Machinery Inc., and in 1995, divested the remaining businesses comprising the former Petroleum & Industrial Equipment segment through an exchange offer with shareholders. The acquisitions have been in complementary product lines that enhance areas of strength, while the dispositions have been of noncore or poor-performing businesses.

    Cooper has invested $586 million in capital assets related to modernization and expansion of facilities plus significant amounts related to the integration of newly acquired businesses and the revitalization of existing ones during the last three years. The combined result of these efforts is a 30% improvement in the Company's operating earnings in 1995 as compared to 1992. More important, the Cooper of 1995 is a much different company than it was in 1992, and one that the Company believes is well prepared for the increasingly competitive global marketplace.

    On January 1, 1995, Cooper exchanged all of its outstanding $1.60 Convertible Exchangeable Preferred Stock for $691.2 million of 7.05% Convertible Subordinated Debentures due 2015 and $3.8 million in cash related to fractional shares. While the exchange boosted the debt-to-total capitalization ratio above Coopers preferred target, it generated in excess of $20 million per year of additional net cash flows. In December 1995, Cooper issued $222.8 million in Exchangeable Notes due January 1, 1999. The notes are mandatorily exchangeable into shares of Wyman-Gordon common stock owned by Cooper or, at Cooper's option, into cash in lieu of shares. The notes are in effect a monetization of Cooper's investment in Wyman-Gordon common stock and will result in Cooper realizing a minimum after-tax gain of $100.6 million at maturity of the notes. In addition, Cooper retained the first 16% of appreciation in the fair market value of the Wyman-Gordon common stock between the date of issuance of the notes and their maturity, plus 13.8% of any additional appreciation beyond the first 16%.

    The financial information and discussions that follow, along with the consolidated financial statements and related footnotes, will aid in understanding Cooper's results of operations as well as its financial position, cash flows and indebtedness.

REVENUES

                                                         YEAR ENDED DECEMBER 31,
                                                     -------------------------------
                                                       1995       1994       1993
                                                     ---------  ---------  ---------
                                                              (IN MILLIONS)
Electrical Products................................  $ 2,089.7  $ 2,034.8  $ 2,177.5
Tools & Hardware...................................      962.4      897.9      807.9
Automotive Products................................    1,796.6    1,622.1    1,670.0
                                                     ---------  ---------  ---------
  Operating Revenues...............................    4,848.7    4,554.8    4,655.4
Cameron Forged Products............................     --         --          109.7
Other..............................................       37.2       33.2       11.3
                                                     ---------  ---------  ---------
  Consolidated Revenues............................  $ 4,885.9  $ 4,588.0  $ 4,776.4
                                                     =========  =========  =========

    1995  VS.  1994 REVENUES   Cooper's  1995 revenues  increased 6%  over 1994.
Excluding the impact of two 1995 acquisitions (the acquisition of CEAG on December 31, 1995 had no effect on revenues in 1995), six 1994 acquisitions, one 1994 divestiture and the closure of the large power transformer business, revenues for 1995 were up 3%.

    The Electrical Products segment comprised approximately 43% of Cooper's total revenues in 1995, with revenues increasing 3% over 1994. Excluding the effects of four small acquisitions and the closure of the large power transformer business in 1994, revenues would have increased 5% (the acquisition of CEAG on December 31, 1995 had no effect on revenues in 1995). Steady demand from maintenance, repair and renovation activity continued to benefit the Electrical Products segment. Electrical circuit protection products, lighting fixtures and power distribution products all benefited from the continued strength of industrial production and nonresidential construction. Product-line additions and new product introductions also added to revenues in 1995. Offsetting a portion of these increases is a significant decline in revenues in Mexico as a result of the economic downturn in that country that followed the December 1994 devaluation of the Mexican currency.

    The Tools & Hardware segment, which was not affected by acquisitions or divestitures, comprised approximately 20% of Cooper's total revenues in 1995, with revenues increasing 7% over 1994. Continued strength in domestic commercial construction and industrial production and the impact of new product introductions have benefited demand for domestic hand tools, power tools and drapery hardware. However, the slowdown in home construction activity and sales of existing homes have tempered the gains made in hand tool and window treatment sales. European demand held up well throughout the year.

    The Automotive Products segment comprised approximately 37% of Cooper's total revenues in 1995, with revenues increasing 11% over 1994. Excluding the effects of one 1995 acquisition, three 1994 acquisitions, and one 1994 divestiture, revenues for the segment would have decreased about 2%. Weakness in the domestic aftermarket as a result of reduced vehicle maintenance activity, consolidations within the distribution channel and competitive market conditions affected demand for many products. In addition, demand from Mexico and Latin America slowed significantly during the year due to the economic downturn in Mexico following the devaluation of Mexico's currency in December 1994. Domestic original equipment demand held up relatively well throughout the year, while European product demand for both original equipment and aftermarket products continued its modest growth.

    Other revenues increased $4 million in 1995, primarily from a gain of $11.7 million on the sale of Belden Inc. common shares offset by a decrease in the amount received from Belden Inc. under a tax sharing agreement.

    1994 VS. 1993 REVENUES Cooper's 1994 revenues decreased 4% as compared to 1993. Excluding the effect of the divestitures of two small Automotive Products businesses, Belden Inc. and Cameron Forged Products during 1993, the divestiture of a small Automotive Products business during 1994 and the closure of the large power transformer business, revenues, including revenues generated by acquisitions, were up 8% in 1994 (excluding acquisitions, revenues were up 5%).

    The Electrical Products segment contributed approximately 45% of Cooper's total revenues during 1994, with revenues decreasing 7% from 1993. Excluding the effect of acquisitions, divestitures and the closure of the large power transformer business, revenues would have increased 6%. The Electrical Products segment continued to benefit from relatively steady demand for maintenance, repair and renovation needs. The continued strength of industrial production and commercial and residential construction promoted sales growth for electrical circuit protection products, lighting products, fixtures and power distribution products. The combination of several successful product introductions and product-line acquisitions also added to revenue growth during the year.

    The Tools & Hardware segment comprised approximately 20% of Cooper's total revenues in 1994, with revenues increasing 11% over 1993. Excluding acquisitions, revenues improved 3%. Sales of hand and power tools in the United States continued to benefit from the strength of residential construction and industrial production augmented by some improvement in international markets. Product line acquisitions also added to the year-to-year improvement. Weak demand and competitive conditions in window coverings markets partially offset this improvement.

    The Automotive Products segment contributed approximately 35% of Cooper's total revenues during 1994, with revenues decreasing 3% from 1993. Excluding the effect of acquisitions and divestitures, revenues would have increased 2%. Aftermarket sales were essentially unchanged, while sales of wipers, spark plugs and lighting improved during the latter part of the year as a result of the continued rise in domestic original equipment activity and recovering original equipment sales in certain European markets. In addition, the Magneti Marelli acquisition in Italy and the acquisition of Zanxx in the United States contributed to revenues, while the year-end acquisition of Abex Friction Products had no effect on revenues in 1994.

    The 1993 revenues of Cameron Forged Products reflect the results for the nine months ended September 30, 1993. This business, which was previously included in the Petroleum & Industrial Equipment segment, was not treated as part of discontinued operations in order to reflect that Cooper's investment in the business continued in a new form (see Note 2 of Notes to Consolidated Financial Statements). Other revenues increased $21.9 million in 1994 over 1993 primarily due to a full-year impact of the Belden Inc. tax sharing agreement, increases in earnings from equity investments and small gains from sales of corporate assets.

OPERATING EARNINGS

                                                        YEAR ENDED DECEMBER 31,
                                                   ----------------------------------
                                                     1995       1994         1993
                                                   ---------  ---------  ------------
                                                             (IN MILLIONS)
Electrical Products..............................  $   355.5  $   326.3  $   359.0(1)
Tools & Hardware.................................      111.2      102.4       91.6(1)
Automotive Products..............................      180.7      190.1      188.9(1)
                                                   ---------  ---------     ------
  Segment Operating Earnings.....................      647.4      618.8      639.5
Other............................................       37.2       33.2       13.0(1)
General Corporate................................      (55.6)     (74.0)     (65.6)
                                                   ---------  ---------     ------
  Operating Earnings.............................  $   629.0  $   578.0  $   586.9
                                                   =========  =========     ======

- ------------
(1) The 1993 operating earnings amounts exclude nonrecurring expenses of $155.3 million for Electrical Products, $16.5 million for Tools & Hardware and $26.5 million for Automotive Products and nonrecurring income of $198.3 million for Other.

     1995 VS. 1994 SEGMENT OPERATING EARNINGS Segment operating earnings in 1995 increased 5% over the $619 million reported in 1994. Divestitures had an insignificant impact on total company year-to-year comparisons, while acquisitions made during the two years improved segment operating earnings by approximately $45 million in 1995 when compared to 1994.

    The Electrical Products segment operating earnings improved 9%, with the segment contributing 55% of total segment operating earnings. The 1994 closure of the large power transformer business and four small acquisitions during the two-year period had an insignificant impact on the year-to-year earnings comparison. The benefits of revenue growth and ongoing cost-improvement programs led to an improvement in return on revenues from 16.0% in 1994 to 17.0% in 1995. Moreover, these benefits offset the business decline in Mexico resulting from the December 1994 devaluation of the Mexican currency and costs associated with the transitional effects of relocation activities in one of the businesses comprising this segment.

    The Tools & Hardware segment operating earnings, which were not affected by either divestitures or acquisitions in the year-to-year comparisons, increased 9% with the segment contributing 17% of total segment operating earnings. Return on revenues increased slightly over 1994 from 11.4% to 11.6%. Operating earnings for this segment benefitted from the improvement in sales of hand and power tools and drapery hardware and leveraging of fixed costs. These benefits more than offset expenses related to disruptions from recent plant consolidation programs and several new product introductions.

    The Automotive Products segment operating earnings decreased 5%, with the segment contributing 28% of total segment operating earnings. A 1994 divestiture had an insignificant impact on the year-to-year operating earnings comparison, however four acquisitions added approximately $45 million to the segment's operating earnings. The return on revenues declined from 11.7% in 1994 to 10.1% in 1995. Gains from product additions and business consolidations were more than offset by weak domestic aftermarket demand, continued severe price competition, and initial costs incurred in obtaining several new distribution accounts. Additionally, the decline in Mexican demand from the December 1994 devaluation of the Mexican currency negatively impacted operating earnings during 1995.

    1995 VS. 1994 OTHER INCOME Other income increased $4 million in 1995, primarily from a gain of $11.7 million on the sale of Belden Inc. common shares offset by a decrease in the amount received from Belden Inc. under a tax sharing agreement.

    1995 VS. 1994 GENERAL CORPORATE General corporate expenses decreased $18.4 million in 1995 after an increase of $8.4 million in 1994. The 1995 decrease was primarily a result of the downsizing of the corporate office in 1995, a reduction in postemployment benefit costs retained in the divestiture of businesses, and reductions from the 1994 level of corporate charitable contributions.

    1995 VS. 1994 OPERATING EARNINGS Operating earnings increased 9% in 1995 compared to 1994 due to the factors discussed above. As a percentage of revenues, cost of sales increased to 66.2% from 66.0%, depreciation and amortization increased to 4.5% from 4.3% and selling and administrative expenses decreased to 16.5% from 17.1%. The

 .2 percentage point increase in the cost of sales percentage is primarily attributable to the weakness and competitive conditions in the Automotive
Products   aftermarket   and  operating   inefficiencies  related   to  facility
consolidations. The depreciation and amortization increase was a result of capital improvement projects completed in recent years. The decline in selling and administrative expenses, as a percentage of revenues, was primarily a result of management's efforts to increase productivity and reduce inefficiencies in all segments and the corporate office.

    1994 VS. 1993 SEGMENT OPERATING EARNINGS Segment operating earnings decreased 3% in 1994 from the $639.5 million reported in 1993, exclusive of the 1993 nonrecurring expenses of $198.3 million. After excluding the effects of divestitures, segment operating earnings increased 5%. As discussed in greater detail below, all three of Cooper's segments contributed to the year-to-year improvement after excluding divestitures. Acquisitions accounted for an increase in operating earnings in 1994 of approximately $19 million. The following comparative analysis excludes the 1993 nonrecurring expenses.

    The Electrical Products segment operating earnings declined 9% in 1994 with the segment contributing 53% of total segment operating earnings. Excluding the effects of divestitures and the closure of the large power transformer business, 1994's segment operating earnings would have increased approximately 3%. Acquisitions accounted for an increase in operating earnings of approximately $5 million. While earnings benefited from the improved sales discussed previously, return on revenues declined from 16.5% in 1993 to 16.0% in 1994, reflecting short-term start-up costs related to several facility relocations and continued competitive market conditions. Additionally, return on sales was adversely affected by the closure of the large power transformer operation discussed above. On the positive side, acquisitions and new product introductions added to profits, but were not yet at return-on-sales levels achievable when fully integrated from both a manufacturing and marketing perspective.

    The Tools & Hardware segment operating earnings increased 12% in 1994 with the segment contributing 16% of total segment operating earnings. Acquisitions accounted for an increase in operating earnings of approximately $10 million.
Return on revenues was essentially unchanged from year-to-year. While the majority of the earnings improvement for this segment was attributable to the previously described sales increases, consolidation projects completed over the last several years, as well as the benefits from several product-line acquisitions, contributed to profitability, offsetting the weak demand and competitive conditions in window coverings.

    The Automotive Products segment operating earnings increased 1% in 1994 with the segment contributing 31% of total segment operating earnings. Excluding the effects of divestitures, 1994's segment operating earnings would have increased approximately 7%. Acquisitions accounted for an increase in operating earnings of approximately $4 million. Comparative return on revenues improved year-to-year for this segment from 11.3% in 1993 to 11.7% in 1994. Industry conditions in the aftermarket improved somewhat after being depressed for nearly a year and a half. Additionally, the growth in worldwide original equipment demand was more than sufficient to offset short-term disruptions experienced in connection with various business consolidation actions taken by Cooper.

    1994 VS. 1993 OTHER INCOME Other income increased $20.2 million in 1994 over 1993 primarily due to a full-year's impact of the Belden Inc. tax sharing agreement, increases in earnings from equity investments and small gains from sales of corporate assets.

    1994 VS. 1993 GENERAL CORPORATE General corporate expenses increased $8.4 million in 1994. The 1994 increase was primarily a result of gains reflected in 1993 from benefit plan curtailments and a lower level of expenses in 1993 related to performance-based compensation programs.

    1994 VS. 1993 OPERATING EARNINGS Operating earnings decreased 2% in 1994 compared to 1993 results due to the factors discussed above. As a percentage of revenues, cost of sales decreased to 66.0% from 66.2%, depreciation and amortization decreased to 4.3% from 4.5% and selling and administrative expenses increased to 17.1% from 17.0%. The change in the cost of sales percentage was primarily driven by acquisitions and divestitures, offset by the impact of exiting the large power transformer business. The decline in depreciation and amortization as a percentage of sales reflects the impact of the divestitures as well as the change in lives from 10 to 12 years for machinery and equipment in mid-year 1993. Selling and administrative expenses, as a percentage of revenues, increased primarily as a result of the increase in corporate expenses, as discussed above.

    1993 NONRECURRING INCOME AND EXPENSE At the end of the third quarter of 1993, Cooper commenced the final phase of a multi-year program designed to revitalize ongoing operations and eliminate noncore businesses. The completion of the Belden Inc. public offering provided a $273.8 million pretax gain. That gain was entirely offset by a charge for a number of management actions including the write-down of the Cameron Forged Products Division to reflect the final purchase price paid by Wyman-Gordon Company; a write-down of internally developed capitalized software; a reduction in the carrying value of machinery and equipment and certain other property, plant and equipment associated with Cooper's large power transformer product line included in the Electrical Products segment; and accruals of $126 million for a number of facility consolidations, shutdowns and rationalizations. Additional information regarding 1993 nonrecurring income and expense items is set forth in Note 2 of the Notes to Consolidated Financial Statements. The facility projects were planned for all of Cooper's segments and involved operations in the United States, Canada and Europe. Among the projects completed in 1994 was the shutdown of the large power transformer business that operated from a single manufacturing location in Canonsburg, Pennsylvania. The accrual for this shutdown accounted for nearly 30% of the amounts accrued in 1993. While a majority of the spending for these projects was completed by the end of 1995, some projects will not be completed until 1997. See "Liquidity and Capital Resources" below.

INTEREST EXPENSE

                                                       YEAR ENDED DECEMBER 31,
                                                   -------------------------------
                                                     1995       1994       1993
                                                   ---------  ---------  ---------
                                                            (IN MILLIONS)
Interest expense.................................  $   151.0  $    73.3  $    80.9
                                                   =========  =========  =========

    1995 VS. 1994 INTEREST EXPENSE Interest expense increased $77.7 million in 1995. Approximately $48.7 million of the increase was the result of Cooper exchanging, on January 1, 1995, all of the outstanding $1.60 Convertible Exchangeable Preferred Stock for $691.2 million of 7.05% Convertible Subordinated Debentures due 2015 and $3.8 million in cash related to fractional shares. While the exchange increased interest expense, it eliminated preferred dividends of $53.3 million, which were not tax deductible, generating in excess of $20 million per year of additional net cash flows. The remainder of the increase in interest expense is approximately equally attributable to the higher average debt outstanding in 1995 following the fourth quarter 1994 acquisitions of Abex Friction Products and Zanxx and an increase in the average interest rate on outstanding debt.

    1994 VS. 1993 INTEREST EXPENSE   Interest expense decreased $7.6 million  in
1994 primarily due to the lower average debt outstanding offset by a slight increase in the average interest rate on outstanding debt.

INCOME FROM CONTINUING OPERATIONS

                                                                      YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1995       1994       1993
                                                                  ---------  ---------  ---------
                                                                       (IN MILLIONS, EXCEPT
                                                                          PER SHARE DATA)
Income from continuing operations before income taxes...........  $   478.0  $   504.7  $   506.0
Income taxes....................................................      197.4      211.9      207.0
                                                                  ---------  ---------  ---------
Income from continuing operations...............................  $   280.6  $   292.8  $   299.0
                                                                  =========  =========  =========
Fully diluted earnings per share from continuing operations.....  $    2.41  $    2.10  $    2.15
                                                                  =========  =========  =========

    1995 VS. 1994 INCOME FROM CONTINUING OPERATIONS Income from continuing operations before income taxes for 1995 decreased 5%. This decrease reflects the increase in operating earnings, discussed above, offset by the 106% increase in interest expense. The effective tax rate decreased slightly from 42.0% in 1994 to 41.3% in 1995. Income from continuing operations decreased 4% due to the combination of the above factors, while fully diluted earnings per share from continuing operations increased by 15%. The reduction in average shares outstanding resulting from the Cooper Cameron Exchange Offer in mid-year 1995, the Preferred Stock being antidulitive in 1994 and the increased income available to Common shareholders resulting from the Preferred Stock conversion each contributed to the earnings per share increase.

    1994 VS. 1993 INCOME FROM CONTINUING OPERATIONS Income from continuing operations before income taxes for 1994 decreased less than 1%. This result reflects effects of divestitures, discussed above, partially offset by the benefit of lower interest expense. Cooper's effective income tax rate increased by 1.1 percentage point in 1994. This increase principally resulted from the 1% increase in the U.S. Federal tax rate that occurred in 1993. In 1993, the rate increase was almost entirely offset by the adjustment of the net deferred tax asset on the balance sheet at the date of enactment of the rate increase as required by the income tax accounting rules. Income from continuing operations and earnings per share from continuing operations for 1994 decreased 2% as a result.

DISCONTINUED OPERATIONS

    In September 1994, Cooper announced its decision to discontinue its Petroleum & Industrial Equipment segment through an exchange offer with holders of Cooper Common Stock. On June 30, 1995, Cooper's Common shareholders exchanged
9.5 million shares of their Cooper Common Stock for common stock of Cooper Cameron, a newly formed company that included all of the assets and liabilities of the four divisions that comprised Cooper's Petroleum & Industrial Equipment segment, as well as $375 million of allocated indebtedness. Operating results of the Petroleum & Industrial Equipment segment are reported as discontinued operations in the consolidated statements of operations. See Note 18 of the Notes to Consolidated Financial Statements for additional information.

    Cooper's consolidated results for 1994 and 1993 included income from the operations of the discontinued Petroleum & Industrial Equipment segment of $.3 million and $68.1 million, respectively. The 1994 results include the operations through September 30, 1994, the date the segment was reflected as a discontinued operation.

    The $313 million charge for discontinued operations, net of $7.9 million in taxes ($2.74 per share) recorded by Cooper in the third quarter of 1994, consisted of the estimated difference between the historical cost of Cooper's investment in Cooper Cameron and the estimated market value of Cooper Cameron equity ($288 million), Cooper Cameron's estimated operating losses during the period October 1, 1994 through the projected date Cooper Cameron would become a public company ($9.8 million) and transaction costs ($15.2 million). The estimated market value of Cooper Cameron equity, which was determined by the Company with the advice of its financial advisors, was based on Cooper Cameron's historical and projected results of operations and cash flows and market comparables for a selected group of peer companies.

    In the second quarter of 1995, Cooper recorded an additional charge of $186.6 million ($1.67 per share) to reflect the actual loss on the split-off of Cooper Cameron. The charge was composed of the difference between the historical cost of Cooper's investment in Cooper Cameron remaining after the September 1994 estimated charge and the market value of Cooper Cameron common stock during the first few days the common stock traded on a national exchange ($162.8 million), additional Cooper Cameron operating losses during the period October 1, 1994 through June 30, 1995 ($20.3 million) and additional transaction costs ($3.5 million). The additional operating losses and transaction costs resulted primarily from the delay in completing the exchange transaction and the recording by Cooper Cameron of a $17 million pretax charge in the second quarter of 1995 for the write-down of receivables due from customers in Iran.

    Under the provisions of the Asset Transfer Agreement between Cooper and Cooper Cameron, Cooper Cameron was responsible, other than for certain agreed amounts of estimated operating losses, for its cash requirements between October 1, 1994 and the expiration date of the Exchange Offer. Other than for income tax liabilities for periods prior to the completion of the Exchange Offer, Cooper did not retain any liabilities, contingent or otherwise, with respect to the discontinued operations.

    The Petroleum & Industrial Equipment segment revenues were $523.1 million for the six-month period ended on the exchange date of June 30, 1995 and $1.11 billion and $1.50 billion during the years ended December 31, 1994 and 1993, respectively. Excluding the effects of the spin-off of Gardner Denver Machinery Inc. during 1994, the decline in revenues was 22% in 1994. This decline resulted primarily from the drop in oil prices in late 1993 that caused many of the customers for products produced by the discontinued operations to delay or cancel anticipated orders. The magnitude and suddenness of the downturn exceeded the ability of the operations to reduce costs, resulting in a significant decline in margins. In addition, competitive pricing caused margins to decline even further.

FULLY DILUTED NET INCOME (LOSS) PER SHARE

    Net income (loss) per fully diluted share increased from a loss in 1994 of $.64 to income of $.84 in 1995. Both years reflect a charge for discontinued operations.

    Net income (loss) per fully diluted share declined to a loss of $.64 in 1994 from income of $2.75 in 1993. Excluding the charge for discontinued operations of $313 million or $2.74 per share recognized in the third quarter of 1994, income from discontinued operations declined to less than $.01 per share in 1994 from income of $.60 per share in 1993. The same factors discussed above under "Discontinued Operations" and "Income from Continuing Operations" led to the changes in share earnings.

EARNINGS OUTLOOK

    Assuming modest growth in the economy, Cooper currently expects each of its segment's revenues and earnings to grow during 1996. The performance of the Electrical Products and Tools & Hardware segments should reflect the expected improvement in domestic and international markets and gains from new product introductions and other revenue-growth and cost-improvement programs. The Automotive Products segment should continue to benefit from actions taken to make its operations more efficient and from a return to more normal levels of domestic aftermarket demand.

PRICING AND VOLUME

    In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

    It is Cooper's best judgment that, excluding the year-to-year effects of acquisitions and divestitures, during 1995 unit volume increased in the Electrical Products and Tools & Hardware segments and decreased in the Automotive Products segment due to the weak domestic aftermarket. During 1994, unit volume increased in all three business segments, and during 1993, unit volume increased in the Electrical Products segment, was relatively unchanged in the Automotive Products segment and decreased in the Tools & Hardware segment.

    During the three-year period ending in 1995, Cooper was unable to increase prices to offset cost increases in selected product offerings in all segments. Cooper has been able to control costs through manufacturing improvements and other actions during this period so that the inability to increase prices has not significantly affected profitability in the segments, except for power equipment products within the Electrical Products segment during 1993 and 1994.

EFFECT OF INFLATION

    During each year, inflation has had a relatively minor effect on Cooper's results of operations. This is true primarily for three reasons. First, in recent years, the rate of inflation in Cooper's primary markets has been fairly low. Second, Cooper makes extensive use of the LIFO method of accounting for inventories. The LIFO method results in current inventory costs being matched against current sales dollars, such that inflation affects earnings on a current basis. Finally, many of the assets and liabilities included in Cooper's Consolidated Balance Sheets are recorded in connection with business combinations that are accounted for as purchases. At the time of such acquisitions, the assets and liabilities are adjusted to fair market value and, therefore, the cumulative long-term effect of inflation is reduced.

LIQUIDITY AND CAPITAL RESOURCES

  WORKING CAPITAL

    FOR PURPOSES OF THIS DISCUSSION, OPERATING WORKING CAPITAL IS DEFINED AS RECEIVABLES AND INVENTORIES LESS ACCOUNTS PAYABLE AND ACCRUED LIABILITIES, EXCLUDING THE INITIAL EFFECTS OF ACQUISITIONS AND DIVESTITURES, AS WELL AS FOREIGN CURRENCY TRANSLATION AND NONRECURRING INCOME AND EXPENSE ITEMS AND AFTER THE RESTATEMENT TO REFLECT DISCONTINUED OPERATIONS.

    In 1995, operating working capital decreased $73 million primarily driven by a reduction of inventories during the year. All three segments contributed to the reduction of inventory. Management attention was focused in 1995 on reducing the build up of inventories that occurred in 1994. Attention will continue to be focused on operating working capital reductions in 1996.

    During 1994, operating working capital increased by $106 million, reflecting increases in receivables and inventories, partially offset by higher accounts payable and accrued liabilities. The increase in receivables resulted from the revenue growth discussed previously, and an industry-wide trend to an increased use of extended terms for receivables as a basis for competition. The increase in inventory occurred in all three segments and resulted from revenue growth in addition to initially higher inventory levels related to various warehouse and other consolidation projects.

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

CASH FLOWS

    Net cash flows provided by operating activities in 1995 totaled $550 million. This cash, in addition to $40 million generated by sales of fixed assets and marketable equity securities, was used to fund capital spending of $188 million, dividends of $164 million, debt reduction of $186 million and discontinued operations of $48 million.

    During 1994, net cash flows provided by operating activities totaled $321 million. These cash flows as well as the $40 million of net cash flows generated by discontinued operations and other miscellaneous cash flows totaling a net of $27 million, provided all but $27 million of the $415 million used for dividends and capital expenditures. This $27 million, combined with the $281 million utilized for acquisitions and the $107 million of taxes paid with respect to the 1993 gain on the sale of Belden, accounts for the debt increase of $415 million.

    During 1993, net cash flows provided by operating activities were $478 million. These cash flows were augmented by proceeds from the disposition of businesses of $396 million (including approximately $390 million from the sale of Belden), proceeds from sales of fixed assets of $17 million, proceeds from stock option and other plans of $12 million and $36 million of cash flow provided by discontinued operations. These cash flows allowed Cooper to fund capital expenditures of $188 million, dividends of $203 million and acquisitions of $101 million and to reduce indebtedness by $453 million.

    In connection with the 1993 management actions discussed under "1993 Nonrecurring Income and Expense," Cooper expended cash that was reflected as a decrease in cash flows from operations in 1994 and 1995. During 1995 management continuously reviewed levels and timing of expenditures on these projects. Since the level of spending and timing of the various projects is within management's control and discretion and the amounts remaining to be expended are insignificant, the Company does not believe that the resources required for the completion of these projects will in any way strain Cooper's overall liquidity or capital resources.

    In connection with accounting for purchase business combinations, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. Cash flow from operating activities for each of the three years in the period ended December 31, 1995, is reduced by the amounts expended on the various accruals established in connection with each acquisition. At December 31, 1995, Cooper had accruals totaling $65.6 million related to these activities. Cooper spent $47 million, $61.3 million and $46.7 million in 1995, 1994 and 1993, respectively. A total of $93 million during the three years ended December 31, 1995 related to the revitalization and integration of Champion Spark Plug. The majority of the remaining accruals are anticipated to be spent in 1996 and 1997. Spending in 1996 and future years is not expected to be at these historical levels, as most of the major projects related to earlier acquisitions have been completed and recent acquisitions do not involve significant restructuring activities. Cooper does not believe that future spending will impair Cooper's overall financial flexibility. See Note 7 of the Notes to Consolidated Financial Statements for further information.

  DEBT

    The ratio of debt to total capitalization was 54.5%, 36.3% and 27.5% at year end 1995, 1994 and 1993, respectively. The increase in the 1995 ratio reflects the exchange, on January 1, 1995, of the $1.60 Convertible Exchangeable Preferred Stock for 7.05% Convertible Subordinated Debentures and the $614.1 million reduction in shareholders' equity from the June 30, 1995 exchange of Cooper Common shares for Cooper Cameron common shares. See Notes 8 and 18 of the Notes to the Consolidated Financial Statements for further information on the terms of the debentures and the exchange offer. The increase in the debt ratio in 1994 reflects not only a higher debt level from the year-end acquisitions of Abex Friction Products and Zanxx, but also reflects a reduction in shareholders' equity from the

September 1994 charge of $313 million for discontinued operations and the $153 million special dividend related to the spin-off of Gardner Denver Machinery Inc. See Note 18 of the Notes to Consolidated Financial Statements for additional information.

    As a result of the higher-than-normal debt ratio discussed above, Cooper has and will be placing increased emphasis on maximizing the cash flows from its operations and reducing its investment in working capital. In addition, Cooper continues to explore other actions to reduce the debt ratio and return it to Cooper's target range of 35 to 45%.

  CAPITAL EXPENDITURES AND COMMITMENTS

    Spending on capital projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand product capacity was $188 million in 1995, below the $209 million in 1994 and equal to the $188 million in 1993. Projected commitments for capital expenditures for 1996 amount to $206 million. The commitments for 1996 include approximately $109 million for various cost-reduction and capacity-maintenance projects, including machinery and equipment modernization and enhancement and computer hardware and software projects, $53 million for capacity expansion, $14 million related to environmental matters and $30 million for other items.

  RECENTLY ISSUED ACCOUNTING STANDARDS

    Statements of Financial Accounting Standards No. 121 ("SFAS No. 121"), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF and No. 123 ("SFAS No. 123"), ACCOUNTING FOR STOCK-BASED COMPENSATION, were issued during 1995. Cooper will adopt SFAS No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe that such adoption will have a material effect on its financial position or results of operations. Cooper will continue to account for employee stock options in accordance with APB Opinion No. 25, as permitted by SFAS No. 123. See Note 1 of the Notes to Consolidated Financial Statements for further discussion of the requirements of these Statements.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cooper Industries, Inc.

    We have audited the accompanying consolidated balance sheets of Cooper Industries, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Industries, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
Houston, Texas               /s/ Ernst & Young LLP
January 23, 1996

                            COOPER INDUSTRIES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        YEAR ENDED DECEMBER 31,
                                                                    -------------------------------
                                                                      1995       1994       1993
                                                                    ---------  ---------  ---------
                                                                    (IN MILLIONS, EXCEPT PER SHARE
                                                                                 DATA)
Revenues..........................................................  $ 4,885.9  $ 4,588.0  $ 4,776.4
Costs and expenses
  Cost of sales...................................................    3,232.9    3,026.4    3,163.0
  Depreciation and amortization...................................      218.8      199.0      215.9
  Selling and administrative expenses.............................      805.2      784.6      810.6
  Nonrecurring gain on 1993 IPO of Belden Inc.....................         --         --     (273.8)
  Nonrecurring expenses...........................................         --         --      273.8
                                                                    ---------  ---------  ---------
                                                                      4,256.9    4,010.0    4,189.5
                                                                    ---------  ---------  ---------
    Operating earnings............................................      629.0      578.0      586.9
Interest expense..................................................      151.0       73.3       80.9
                                                                    ---------  ---------  ---------
    Income from continuing operations before income taxes.........      478.0      504.7      506.0
Income taxes......................................................      197.4      211.9      207.0
                                                                    ---------  ---------  ---------
    Income from continuing operations.............................      280.6      292.8      299.0
Income from discontinued operations, net of taxes.................         --         .3       68.1
Charge for discontinued operations................................     (186.6)    (313.0)        --
                                                                    ---------  ---------  ---------
      Net income (loss)...........................................  $    94.0  $   (19.9) $   367.1
                                                                    =========  =========  =========
Income (loss) per Common share
  Primary:
    Income from continuing operations.............................  $    2.51  $    2.10  $    2.15
    Income (loss) from discontinued operations....................      (1.67)     (2.74)      0.60
                                                                    ---------  ---------  ---------
      Net income (loss)...........................................  $    0.84  $   (0.64) $    2.75
                                                                    =========  =========  =========
  Fully diluted:
    Income from continuing operations.............................  $    2.41  $    2.10  $    2.15
                                                                    =========  =========  =========
      Net income (loss)...........................................  $    0.84  $   (0.64) $    2.75
                                                                    =========  =========  =========
Cash dividends per Common share...................................  $    1.32  $    1.32  $    1.32
                                                                    =========  =========  =========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                        --------------------
                                                                          1995       1994
                                                                        ---------  ---------
                                                                           (IN MILLIONS)
                               ASSETS
Cash and cash equivalents.............................................  $    17.7  $    25.3
Receivables...........................................................      992.7      904.4
Inventories...........................................................      963.5      988.5
Other.................................................................      153.4      182.0
                                                                        ---------  ---------
        Total current assets..........................................    2,127.3    2,100.2
                                                                        ---------  ---------
Net assets of discontinued operations.................................     --          646.4
Property, plant and equipment, less accumulated depreciation..........    1,232.1    1,187.5
Intangibles, less accumulated amortization............................    2,226.0    2,153.9
Investments in marketable equity securities...........................      406.2      158.4
Deferred income taxes and other assets................................       72.3      154.3
                                                                        ---------  ---------
        Total assets..................................................  $ 6,063.9  $ 6,400.7
                                                                        =========  =========
                 LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt.......................................................  $    34.3  $   179.2
Accounts payable and accrued liabilities..............................    1,180.5    1,133.1
Accrued income taxes..................................................       10.4        1.7
Current maturities of long-term debt..................................      157.2       19.1
                                                                        ---------  ---------
        Total current liabilities.....................................    1,382.4    1,333.1
                                                                        ---------  ---------
Long-term debt........................................................    1,865.3    1,361.9
Postretirement benefits other than pensions...........................      620.0      638.0
Other long-term liabilities...........................................      479.8      326.6
                                                                        ---------  ---------
        Total liabilities.............................................    4,347.5    3,659.6
                                                                        ---------  ---------
$1.60 Convertible Exchangeable Preferred stock, $1.00 par value.......     --           30.6
Common stock, $5.00 par value.........................................      539.4      584.6
Capital in excess of par value........................................      141.6    1,176.5
Retained earnings.....................................................    1,100.3    1,153.4
Unearned employee stock ownership plan compensation...................     (121.6)    (147.4)
Other.................................................................       56.7      (56.6)
                                                                        ---------  ---------
        Total shareholders' equity....................................    1,716.4    2,741.1
                                                                        ---------  ---------
        Total liabilities and shareholders' equity....................  $ 6,063.9  $ 6,400.7
                                                                        =========  =========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                                -------------------------------
                                                                                                  1995       1994       1993
                                                                                                ---------  ---------  ---------
                                                                                                         (IN MILLIONS)
Cash flows from operating activities:
  Net income (loss)...........................................................................  $    94.0  $   (19.9) $   367.1
  Less: (income) loss from discontinued operations............................................      186.6      312.7      (68.1)
                                                                                                ---------  ---------  ---------
  Income from continuing operations...........................................................      280.6      292.8      299.0
  Adjustments to reconcile to net cash provided by operating activities:
    Depreciation..............................................................................      141.7      128.2      145.2
    Amortization..............................................................................       77.1       70.8       70.7
    Deferred income taxes.....................................................................       65.4       81.4      (15.5)
    Nonrecurring gain on 1993 IPO of Belden Inc., net of tax..................................         --         --     (164.3)
    Nonrecurring expense, net of tax..........................................................         --         --      164.3
    Gain on sales of marketable equity securities.............................................      (11.7)        --         --
    Changes in assets and liabilities: (1)....................................................
      Receivables.............................................................................      (12.1)     (71.3)     (47.4)
      Inventories.............................................................................       68.2      (60.4)      31.1
      Accounts payable and accrued liabilities................................................       16.6       25.6       39.7
      Accrued income taxes....................................................................      (33.2)      (8.0)     (46.8)
      Other assets and liabilities, net.......................................................      (42.3)    (138.4)       2.3
                                                                                                ---------  ---------  ---------
        Net cash provided by operating activities.............................................      550.3      320.7      478.3
                                                                                                ---------  ---------  ---------
Cash flows from investing activities:
  Cash paid for acquired businesses...........................................................      (11.9)    (280.6)    (100.9)
  Capital expenditures........................................................................     (188.4)    (208.7)    (188.4)
  Proceeds from sales of property, plant and equipment........................................       25.8       15.4       16.9
  Proceeds from disposition of businesses.....................................................         --       27.7      396.1
  Taxes paid in 1994 with respect to the 1993 gain on the sale of Belden Inc..................         --     (107.0)        --
  Proceeds from sales of marketable equity securities.........................................       14.4         --         --
  Other.......................................................................................        (.4)      (2.9)      (1.1)
                                                                                                ---------  ---------  ---------
        Net cash provided by (used in) investing activities...................................     (160.5)    (556.1)     122.6
                                                                                                ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from issuances of debt.............................................................      704.7      722.0      257.7
  Repayments of debt..........................................................................     (890.3)    (307.1)    (710.7)
  Dividends...................................................................................     (164.0)    (205.9)    (203.4)
  Debt issue costs............................................................................       (6.9)        --         --
  Purchase of treasury shares.................................................................         --      (19.9)      (4.5)
  Activity under employee stock plans and other...............................................        1.1       21.7       16.8
                                                                                                ---------  ---------  ---------
        Net cash provided by (used in) financing activities...................................     (355.4)     210.8     (644.1)
                                                                                                ---------  ---------  ---------
Cash flows provided (used) by discontinued operations.........................................      (47.7)      40.4       35.5
Effect of exchange rate changes on cash and cash equivalents..................................        5.7       (3.5)       2.9
                                                                                                ---------  ---------  ---------
Increase (decrease) in cash and cash equivalents..............................................       (7.6)      12.3       (4.8)
Cash and cash equivalents, beginning of year..................................................       25.3       13.0       17.8
                                                                                                ---------  ---------  ---------
Cash and cash equivalents, end of year........................................................  $    17.7  $    25.3  $    13.0
                                                                                                =========  =========  =========

- ------------
(1)  Net   of  the  effects  of   acquisitions,  divestitures,  translation  and
     nonrecurring items.

    The Notes to Consolidated Financial Statements are an integral part of these statements. See Note 17 for information on noncash investing and financing activities.

                            COOPER INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                         $1.60
                                                      CONVERTIBLE                 CAPITAL                 UNEARNED
                                                     EXCHANGEABLE                IN EXCESS             EMPLOYEE STOCK
                                                       PREFERRED      COMMON      OF PAR    RETAINED   OWNERSHIP PLAN
                                                         STOCK         STOCK       VALUE    EARNINGS    COMPENSATION      OTHER
                                                     -------------  -----------  ---------  ---------  ---------------  ---------
                                                                                    (IN MILLIONS)
BALANCE DECEMBER 31, 1992..........................    $    33.1     $   567.0   $ 1,086.2  $ 1,359.1     $  (149.7)    $   (33.1)
  Net income.......................................                                             367.1
  Common stock dividends...........................                                            (150.3)
  Preferred stock dividends........................                                             (53.1)
  Acquisition of treasury stock, at cost...........                                                                          (4.5)
  Conversion of debentures.........................           .1                       2.8
  Stock issued under employee stock plans..........                        4.0        28.3                                     .6
  Principal payments by ESOP.......................                                                            27.2
  Translation loss.................................                                                                         (21.5)
  Adjustment for minimum pension liability.........                                                                         (59.8)
  Other activity...................................                         .3         4.8        3.7          (2.7)
                                                          ------    -----------  ---------  ---------       -------     ---------
BALANCE DECEMBER 31, 1993..........................         33.2         571.3     1,122.1    1,526.5        (125.2)       (118.3)
  Net loss.........................................                                             (19.9)
  Common stock dividends...........................                                            (152.6)
  Preferred stock dividends........................                                             (53.3)
  Dividend -- stock of Gardner Denver Machinery
   Inc.............................................                                            (152.9)
  Acquisition of treasury stock, at cost...........                                                                         (19.9)
  Conversion of $1.60 Preferred to Common..........         (2.7)          5.0       (20.1)                                  17.8
  Conversion of debentures.........................           .1                       3.4
  Stock issued under employee stock plans..........                         .3          .4                                    3.5
  Sale of additional shares to ESOP................                        8.0        74.3                    (82.3)
  Principal payments by ESOP.......................                                                            53.4
  Adjustment for minimum pension liability.........                                                                          12.3
  Translation loss.................................                                                                          (2.3)
  Unrealized gain on investments in marketable
   equity securities...............................                                                                          47.8
  Other activity...................................                                   (3.6)       5.6           6.7           2.5
                                                          ------    -----------  ---------  ---------       -------     ---------
BALANCE DECEMBER 31, 1994..........................         30.6         584.6     1,176.5    1,153.4        (147.4)        (56.6)
  Net income.......................................                                              94.0
  Common stock dividends...........................                                            (148.4)
  Exchange of common stock for Cooper Cameron
   common stock....................................                      (47.5)     (382.6)                     2.6
  Redemption of $1.60 Preferred for 7.05%
   Convertible subordinated debentures.............        (30.6)                   (664.4)
  Stock issued under employee stock plans..........                        1.8        12.0
  Principal payments by ESOP.......................                                                            25.4
  Adjustment for minimum pension liability.........                                                                           8.7
  Translation loss.................................                                                                         (15.0)
  Unrealized gain on investments in marketable
   equity securities...............................                                                                         119.6
  Other activity...................................                         .5          .1        1.3          (2.2)
                                                          ------    -----------  ---------  ---------       -------     ---------
BALANCE DECEMBER 31, 1995..........................    $  --         $   539.4   $   141.6  $ 1,100.3     $  (121.6)    $    56.7(1)
                                                          ======    ===========  =========  =========       =======     =========

- ---------------
(1) At December 31, 1995, "Other" included the minimum pension liability of $(46.3) million, net of tax, cumulative translation adjustments of $(64.4) million and the unrealized gain on Cooper's investments in marketable equity securities of $167.4 million, net of tax.

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The  consolidated  financial  statements  include  the  accounts  of  Cooper
Industries, Inc. ("Cooper") and its majority-owned subsidiaries. Affiliated companies are accounted for on the equity method where Cooper owns more than 20% but less than 50% of the affiliate unless significant economic, political or contractual considerations indicate that the cost method is appropriate.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

    For purposes of the consolidated statements of cash flows, Cooper considers all investments purchased with original maturities of three months or less to be cash equivalents.

INVENTORIES

    Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 70% and 75% of inventories at December 31, 1995 and 1994, respectively, were carried on the last-in, first-out (LIFO) method. The remaining inventories, which are primarily located outside the United States, are carried on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to group asset accounts, which in general have the following lives: buildings -- 10 to 40 years; machinery and equipment -- 3 to 18 years; and tooling, dies and patterns -- 5 to 10 years. The depreciable life for the majority of Cooper's machinery and equipment was changed from 10 to 12 years, effective July 1, 1993.

INTANGIBLES

    Intangibles consist primarily of goodwill related to purchase acquisitions. With minor exceptions, the goodwill is being amortized over 40 years from the respective acquisition dates. The carrying value of Cooper's goodwill is reviewed by division or, if feasible, by acquisition at least annually or whenever there are indications that the goodwill may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on undiscounted cash flows over the remaining amortization periods, the carrying value of the goodwill will be reduced by the estimated shortfall in cash flows.

INVESTMENTS IN MARKETABLE EQUITY SECURITIES

    Marketable equity securities received or retained in connection with the divestiture of businesses are reflected as available-for-sale securities and are stated at fair market value at each balance sheet date, with unrealized gains and losses, net of tax, reported as a component of shareholders' equity. The cost of securities sold is determined based on the specific identification method for purposes of recording realized gains and losses.

INTEREST RATE SWAP AGREEMENTS

    Cooper uses interest rate swaps to manage its interest rate risk. The interest rate differential to be received or paid is recognized over the lives of the interest rate swaps as an adjustment to interest expense.

                            COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ENVIRONMENTAL REMEDIATION

    Environmental remediation costs are accrued, except to the extent costs can be capitalized, based on estimates of known environmental remediation exposures. Capitalized environmental costs are depreciated generally utilizing a 15-year life.

RECENTLY ISSUED ACCOUNTING STANDARDS

    Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, was issued in March 1995. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Cooper will adopt SFAS No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe that such adoption will have a material effect on its financial position or results of operations.

    Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), ACCOUNTING FOR STOCK-BASED COMPENSATION, was issued in October 1995. SFAS No. 123 defines a fair value based method of accounting for employee stock options. Under this fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. However, SFAS No. 123 allows an entity to continue to measure compensation cost in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Cooper will continue to account for stock option grants in accordance with APB Opinion No. 25, and, accordingly, recognizes no compensation expense for stock options granted as the exercise price is equal to fair value at the date of grant.

NOTE 2:  NONRECURRING CONTINUING OPERATIONS ITEMS

    In 1994 Cooper completed the sale of its aerospace business, Cameron Forged Products, to Wyman-Gordon Company ("Wyman-Gordon") in exchange for 16.5 million newly issued shares of Wyman-Gordon common stock (48% of Wyman-Gordon's issued common stock) and $5 million in cash and notes. In connection with Cooper's intention not to maintain this investment for a long period, in December 1995, Cooper issued three-year mandatorily exchangeable notes, due January 1, 1999, exchangeable into the 16.5 million shares (See Notes 6 and 8). Cooper has limited representation on Wyman-Gordon's Board of Directors and is required, except in certain circumstances, to vote its shares in accordance with the position recommended by Wyman-Gordon's Board of Directors or proportionately with the vote of the other shareholders. As a result, the Wyman-Gordon stock has been accounted for as a marketable equity security. During the fourth quarter of 1993, Cooper charged pretax earnings approximately $65 million for a write-down of the carrying value of the sold assets. For the nine months ended September 30, 1993, the Cameron Forged Products Division had revenues of $114 million and a small pretax loss. The results subsequent to September 30, 1993 were not included in Cooper's consolidated results. The historical revenues and earnings of Cameron Forged Products, which were included in the Petroleum & Industrial Equipment segment, have not been treated as part of discontinued operations in order to reflect that Cooper's investment in this business continued in a new form (See Notes 15 and 18).

    On October 6, 1993, Cooper closed an initial public offering of 90.4% of the common stock of Belden Inc. ("Belden"), formerly Cooper's Belden Division. This sale generated net-of-tax cash proceeds of approximately $267 million and a $273.8 million pretax gain ($164.3 million net of tax) or, $1.44 per fully diluted share. In addition, depending upon the future profitability of Belden and other factors, Cooper receives additional benefits over a 15-year period from a tax sharing agreement between Cooper and Belden. The proceeds from the tax sharing agreement are recorded in income when they are earned. Belden common stock retained by Cooper is reflected as a marketable equity security. Belden, which was included in the Electrical Products segment, had revenues of $281 million and pretax profits of approximately $41 million through the date of the sale in 1993.

    The gain from the Belden sale was fully offset by the loss recorded with respect to the sale of the Cameron Forged Products Division and by the effects of a series of management actions designed to enhance Cooper's future profitability. These actions included $126 million of accruals with respect to a series of productivity improvement and consolidation programs; a $65 million reduction in the depreciable value of the machinery and equipment and certain other plant

                            COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) and equipment related to the production of transformers, a large product line within Cooper's Electrical Products segment; and an $18 million reduction in the carrying value of the continuing operations' internally developed capitalized software.

NOTE 3:  ACQUISITIONS AND DIVESTITURES

    In 1995, Cooper completed one large acquisition, two small product-line acquisitions, and the divestiture, through an exchange offer with shareholders, of the remaining businesses comprising its former Petroleum & Industrial Equipment segment (See Note 18). Effective December 31, 1995, Cooper acquired CEAG Sicherheitstechnik GmbH ("CEAG") from Asea Brown Boveri AG, Mannheim. The total cost of the acquisition, which was paid on January 5, 1996, was approximately $164 million. CEAG manufactures and markets explosion proof electrical products and business security and emergency lighting products. The two small product-line acquisitions had an aggregate cost of $13.5 million. A total of $139.8 million of goodwill was recorded, on a preliminary basis, with respect to the three acquisitions. One small acquisition was in the Automotive Products segment and the two other acquisitions were in the Electrical Products segment.

    Cooper completed one large acquisition, five small product-line acquisitions and one divestiture in 1994, in addition to the divestitures discussed in Notes 2 and 18. Effective December 30, 1994, Cooper acquired the Abex Friction Products Division of Abex, Inc. The total cost of the acquisition, including $.6 million of indebtedness assumed, was $207.4 million. Abex Friction Products manufactures and markets asbestos-free brake friction materials for passenger cars, light and heavy-duty trucks and off-road vehicles. The five smaller acquisitions had an aggregate cost of $73.2 million. A total of $252.1 million of goodwill was recorded, including 1995 revisions of $9.8 million, with respect to the six acquisitions. Of the five small acquisitions, two were in the Automotive Products segment and three were in the Electrical Products segment. During 1994, Cooper also completed the sale, for cash proceeds of $27.3 million, of a small operation in the Automotive Products segment that was initially acquired as part of the Moog acquisition in 1992 and distributed the common stock of Gardner Denver Machinery Inc. to Cooper's shareholders (See Note 18).

    Cooper completed five small product-line acquisitions and two divestitures in 1993, in addition to the Belden transaction described in Note 2 . The acquisitions had an aggregate cost of $110.2 million including $6.7 million of assumed indebtedness. A total of $67.2 million of goodwill, including 1994 revisions of $13.6 million, was recorded with respect to the five acquisitions. Two of the acquisitions were in the Electrical Products segment, two were in the Tools & Hardware segment and one was in the Automotive Products segment. During 1993, Cooper sold two businesses that were being carried as businesses held for sale. Proceeds from the divestitures of these two businesses totaled $26 million, including $19 million of notes and other amounts receivable in the future, and resulted in the recognition of a $5.5 million after-tax gain.

    The acquisitions have been accounted for as purchases and the results of the acquisitions are included in Cooper's Consolidated Results of Operations since the respective acquisition dates.

NOTE 4:  INVENTORIES

                                                                     DECEMBER 31,
                                                                 --------------------
                                                                   1995       1994
                                                                 ---------  ---------
                                                                    (IN MILLIONS)
Raw materials..................................................  $   281.1  $   265.1
Work-in-process................................................      227.5      203.5
Finished goods.................................................      500.9      563.7
Perishable tooling and supplies................................       55.0       55.4
                                                                 ---------  ---------
                                                                   1,064.5    1,087.7
Excess of current standard costs over LIFO costs...............      (95.2)     (87.3)
Allowance for obsolete and slow-moving inventory...............       (5.8)     (11.9)
                                                                 ---------  ---------
Net inventories................................................  $   963.5  $   988.5
                                                                 =========  =========

                            COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:  PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES

                                                          DECEMBER 31,
                                                      ---------------------
                                                         1995       1994
                                                      ----------  ---------
                                                          (IN MILLIONS)
Property, plant and equipment:
  Land and land improvements........................  $     83.3  $    83.7
  Buildings.........................................       561.8      539.5
  Machinery and equipment...........................     1,173.6    1,078.5
  Tooling, dies, patterns, etc......................       145.3      120.7
  All other.........................................       204.9      190.5
  Construction in progress..........................        99.4      113.4
                                                      ----------  ---------
                                                         2,268.3    2,126.3
Accumulated depreciation............................    (1,036.2)    (938.8)
                                                      ----------  ---------
                                                      $  1,232.1  $ 1,187.5
                                                      ==========  =========
Intangibles:
  Goodwill..........................................  $  2,596.0  $ 2,459.3
  Assets related to pension plans...................         5.5        4.5
  Other.............................................       103.8      102.4
                                                      ----------  ---------
                                                         2,705.3    2,566.2
  Accumulated amortization..........................      (479.3)    (412.3)
                                                      ----------  ---------
                                                      $  2,226.0  $ 2,153.9
                                                      ==========  =========

NOTE 6:  INVESTMENTS IN MARKETABLE EQUITY SECURITIES

    At December 31, 1994, Cooper's investment in marketable equity securities consisted of its investments in Belden and Wyman-Gordon and, at December 31, 1995, also includes its investment in Cooper Cameron Corporation ("Cooper Cameron"). In December 1995, Cooper issued DECS-SM- (Debt Exchangeable for Common Stock) which, at maturity, are mandatorily exchangeable into shares of Wyman-Gordon common stock or, at Cooper's option, into cash in lieu of shares. The number of shares or the amount of cash will be based on the average market value of Wyman-Gordon common stock on the 20 trading days prior to maturity on January 1, 1999 (the "WGC Maturity Price"). If the WGC Maturity Price is greater than or equal to $15.66 per share, the DECS will be exchangeable at maturity into 14.2 million shares of Wyman-Gordon common stock. If the WGC Maturity Price is less than or equal to $13.50 per share, the DECS will be exchangeable at maturity into 16.5 million shares of Wyman-Gordon common stock. If the WGC
Maturity Price is between $13.50 and $15.66 per share, the DECS will be exchangeable into a number of shares of Wyman-Gordon common stock between 14.2 million and 16.5 million, based on an exchange ratio. If the DECS are redeemed for cash, the amount of cash will be equal to the number of Wyman-Gordon shares exchangeable under the terms of the DECS times the WGC Maturity Price. The DECS are a hedge of Cooper's investment in Wyman-Gordon common stock and will result in Cooper realizing a minimum after tax gain of $100.6 million at maturity of the DECS. The unrealized gain is included in shareholders' equity as an unrealized gain on investments in marketable equity securities, net of tax, at December 31, 1995.

    The aggregate fair value of the marketable equity securities was $406.2 million and $158.4 million at December 31, 1995 and 1994, respectively. Gross unrealized gains on investments in marketable equity securities were $257.6 million and $79.7 million at December 31, 1995 and 1994, respectively. During 1995, marketable equity securities were sold for proceeds of $14.4 million, resulting in realized gains of $11.7 million.

                            COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1995       1994
                                                                                               ---------  ---------
                                                                                                  (IN MILLIONS)
Trade accounts payable and accruals..........................................................  $   638.9  $   655.6
Salaries, wages and related fringe benefits..................................................      101.5       85.8
Product and environmental liability accruals.................................................      106.4      114.4
Contributions payable under employee benefit plans...........................................       72.4       49.9
Estimated costs of integration, plant shut-downs, facility relocations, realignments and
 severance related to acquired businesses....................................................       65.6       90.5
Other (individual items less than 5% of total current liabilities)...........................      195.7      136.9
                                                                                               ---------  ---------
                                                                                               $ 1,180.5  $ 1,133.1
                                                                                               =========  =========

    At December 31, 1995, Cooper had accruals of $39.7 million with respect to potential product liability claims and $127.5 million with respect to potential environmental liabilities, including $60.8 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

    The product liability accrual consists of $20.5 million of known claims with respect to ongoing operations, $14.4 million of known claims for previously divested operations that are no longer a part of Cooper and $4.8 million which represents a minimum estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper had insurance coverage for individual 1995 claims beyond $3.0 million. Insurance levels have varied from year to year.

    The environmental liability accruals include $62.5 million related to sites owned by Cooper and $65.0 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a contributor. Third-party sites usually involve multiple contributors where
Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties. Environmental liabilities are not generally subject to insurance recovery. In addition, Cooper has capitalized a total of $16.3 million of environmental costs with a net book value of $12.7 million at December 31, 1995.

    It has been Cooper's consistent practice to include the entire product liability accrual and a majority of the environmental liability accrual as current liabilities, although only approximately 10-20% of the balance classified as current will be spent on an annual basis. The annual effect on earnings for product liability is essentially equal to the amounts disbursed. In the case of environmental liability, the annual expense is considerably smaller than the disbursements, since the vast majority of Cooper's environmental liability has been recorded in connection with acquired companies. The change in the accrual balances from year to year reflects the effect of acquisitions and divestitures as well as normal expensing and funding.

    Cooper has not utilized any form of discounting in establishing its product or environmental liability accruals. While both product liability and environmental liability accruals involve estimates that can have wide ranges of potential liability, Cooper has taken a proactive approach and has managed the costs in both of these areas over the years. Cooper does not believe that the nature of its products, its production processes, or the materials or other factors involved in the manufacturing process subject Cooper to unusual risks or exposures for product or environmental liability. Cooper's greatest exposure to inaccuracy in its estimates is with respect to the constantly changing definitions of what constitutes an environmental liability or an acceptable level of cleanup.

    In connection with acquisitions accounted for using the purchase method of accounting, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the

                            COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) acquired business into existing Cooper operations. Significant accruals include systems integration costs, plant shut-down and realignment costs, and facility relocations. The following table summarizes the accrual balances and activity during each of the last three years.

                                                        1995       1994       1993
                                                      ---------  ---------  ---------
                                                               (IN MILLIONS)
Activity during each year:
  Balance beginning of year.........................  $   122.3  $   169.7  $   170.5
  Spending..........................................      (47.0)     (61.3)     (46.7)
  Reclassifications.................................      (27.8)      (4.4)      15.5
  Acquisitions -- initial allocation................         .1       11.8       19.8
  Acquisitions -- final allocation adjustment.......       13.8         --       17.6
  Translation.......................................        4.2        6.5       (7.0)
                                                      ---------  ---------  ---------
  Balance end of year...............................  $    65.6  $   122.3  $   169.7
                                                      =========  =========  =========
Balances by category of accrual:
  Systems integration...............................  $    11.5  $    16.8  $    30.0
  Plant shut-down and realignment...................       43.2       94.6      113.6
  Other facility relocations and severance..........        8.5        6.9       18.9
  Other realignment and integration.................        2.4        4.0        7.2
                                                      ---------  ---------  ---------
                                                      $    65.6  $   122.3  $   169.7
                                                      =========  =========  =========
Balances by acquisition:
  Champion..........................................  $    21.4  $    79.4  $   104.6
  Moog Automotive...................................       13.3       18.3       33.3
  Triangle..........................................        1.4        3.6       11.8
  Abex Friction Products............................       13.3        1.9         --
  Zanxx.............................................        2.0        2.4         --
  Magneti Marelli...................................        6.6        7.2         --
  Other.............................................        7.6        9.5       20.0
                                                      ---------  ---------  ---------
                                                      $    65.6  $   122.3  $   169.7
                                                      =========  =========  =========

    Systems integration accruals represent the costs to terminate existing contracts and integrate manufacturing, sales and marketing, financial and payroll systems into existing Cooper systems. Integration costs include software documentation, contract programming, consulting and training costs. Hardware and new system development costs are capitalized. Plant shut-down and realignment includes the costs to terminate personnel, shut down the facilities, terminate leases and similar costs. The shutdown of the Champion Toledo and Detroit manufacturing facilities resulted in spending of $.6 million, $7.1 million and $7.6 million in 1995, 1994 and 1993, respectively. The remainder of the Champion spending related primarily to downsizing and consolidating international facilities in Mexico, Venezuela, Belgium and the United Kingdom totaling $26.3 million, $12.7 million and $5.7 million in 1995, 1994 and 1993, respectively. The majority of the Moog Automotive spending was related to the shutdown of the St. Louis manufacturing facility which totaled $.3 million, $9.5 million and $1.2 million in 1995, 1994 and 1993, respectively. The shutdown of the Triangle Duluth and Orangeburg manufacturing facilities resulted in spending of $2.0 million, $10.7 million and $.2 million in 1995, 1994 and 1993, respectively. Other facility relocations and severance include costs to consolidate sales and marketing operations of the acquired company into Cooper operations, termination costs of redundant personnel and shut-down costs of redundant warehouses and the acquired companies' headquarters. Other realignment and integration costs include costs to liquidate joint ventures, exit product lines and miscellaneous costs.

    During the three years ended December 31, 1995, no accruals were reversed to income. Reclassifications represent revisions to the initial accruals based on updated estimates of the actual costs to be incurred in each project. The reclassifications include excess amounts of $15.5 million in 1993 and a deficit amount of $4.4 million in 1994, in each

                            COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

case reclassified  from  or  to  other  accrued  liability  accounts.  The  1995 reclassifications were substantially all related to termination and other benefit payments due former employees reclassified to trade accounts payable and accruals. Acquisitions-final allocation adjustment represent adjustments to goodwill for finalization of the purchase price allocations recorded in the previous year. Substantially all spending related to these accruals represented cash outlays by Cooper. The amounts related to the acquisitions of Abex on the last business day of December 1994 and Zanxx in November 1994 were preliminary estimates that were finalized in 1995.

    The acquisition of CEAG occurred December 31, 1995 and no plans have been finalized to exit activities or involuntarily terminate employees. It is unlikely that any significant accruals will be recorded related to CEAG's German operations. The transfer of international operations held and managed by CEAG's parent company will not occur until 1996, therefore, it is not possible to estimate the extent, if any, of exit activities or involuntary terminations related to these operations. The Abex and Zanxx acquisitions had insignificant accruals for terminations and no significant individual exit plan costs were accrued.

    In 1995, the accounting principles related to purchase business combinations were revised by the accounting profession. For acquisitions occurring after May 1995, accruals will not be established for certain systems integration costs and for termination or relocation arrangements that are not communicated to employees within one year from the acquisition date. Expensing versus accruing systems integration costs at the acquisition date would have an immaterial impact on Cooper's results of operations for the three years in the period ended December 31, 1995. The impact of the new rules on accruing for termination costs related to plant shutdowns, facility relocations and other realignments and integration is not quantifiable. The impact from acquisitions consummated during the last three years is probably insignificant as Cooper could have taken the actions necessary to meet the requirements of the new rules. However, it would have been impossible to meet the requirements for accrual of termination and certain other costs related to the Champion acquisition due to the extensive overcapacity and complexity of its operations. The new rules would have had and will have a significant impact on the evaluation of the dilutive impact of complex target acquisitions that require an extended period of time to implement the consolidation and integration plans.

NOTE 8:  LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

                                                                                                             DECEMBER 31,
                                                                                                         --------------------
                                                                                                           1995       1994
                                                                                                         ---------  ---------
                                                                                                            (IN MILLIONS)
6.18%* commercial paper and bank loans maturing at various dates through January 31, 1996..............  $   355.5  $ 1,275.0
6.91% Pound Sterling bank loans maturing at various dates through January 29, 1996.....................       76.1       68.8
7.05% convertible subordinated debentures, due 2015....................................................      690.0         --
6.41%-7.99% second series medium-term notes, due through 2010..........................................      500.0      197.9
6.0% exchangeable notes, due 1999......................................................................      222.8         --
5.95% floating-rate loan, due 1996.....................................................................       50.0       50.0
5.46%* floating-rate ESOP notes, due through 1999......................................................       69.0       80.4
Capital lease obligations..............................................................................       15.7       14.8
10.7% notes payable, due through 1998..................................................................        9.2       13.1
Other..................................................................................................       34.2       56.0
                                                                                                         ---------  ---------
                                                                                                           2,022.5    1,756.0
Amounts allocated to discontinued operations...........................................................         --     (375.0)
Current maturities.....................................................................................     (157.2)     (19.1)
                                                                                                         ---------  ---------
Long-term portion......................................................................................  $ 1,865.3  $ 1,361.9
                                                                                                         =========  =========

- ------------
* Weighted average interest rates at December 31, 1995. The commercial paper and bank loans weighted average interest rate was 6.29% and the ESOP notes rate was 5.61% at December 31, 1994.

                            COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    Cooper has U.S. committed credit facilities of $925 million that expire in 2000, $30 million that expire in 1997 and $365 million that expire in 1996 and 30 million Pound Sterling credit facilities that expire in 1996. In January 1996, Cooper filed a "shelf" registration statement, which may be used to issue up to $300 million of indebtedness from time to time.

    At December 31, 1995, Cooper had $943.5 million of its $1.32 billion U.S. committed credit facilities available, after considering commercial paper backup, and 6 million of its 30 million Pound Sterling credit facilities available. At December 31, 1994, $511.8 million of the total $1.86 billion U.S. committed credit facilities was available after considering commercial paper backup, and 11 million of the 55 million Pound Sterling credit facilities was available. The agreements for the credit facilities require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt to total capitalization ratio.

    Interest rates on Cooper's commercial paper and bank loans were generally 2.7% below the U.S. prime rate during both 1995 and 1994. Total interest paid during 1995, 1994 and 1993 was $134 million, $85 million and $104 million, respectively.

    Commercial paper and bank loans of $431.6 million and $1.34 billion were reclassified to long-term debt at December 31, 1995 and 1994, respectively, reflecting Cooper's intention to refinance these amounts during the 12 month period following the balance sheet date through either continued short-term borrowing or utilization of available credit facilities.

    Effective January 1, 1995, Cooper exchanged all of the outstanding $1.60 Convertible Exchangeable Preferred Stock for $691.2 million of 7.05% Convertible Subordinated Debentures due 2015 and $3.8 million in cash related to fractional shares. Each $1,000 of debentures is convertible into 24.229 shares of Common stock and, at Cooper's option, is redeemable for cash at prices (expressed as percentages of the principal amount) declining from 102.82% in 1996 to 100.00% in 2000. The debentures require sinking fund payments of 5% of the aggregate principal amount commencing in the year 2000.

    In December 1995, Cooper issued $222.75 million in Exchangeable Notes due January 1, 1999. At maturity, the notes are mandatorily exchangeable into shares of Wyman-Gordon common stock owned by Cooper or, at Cooper's option, into cash in lieu of shares (See Note 6).

    The floating-rate ESOP notes are indebtedness of Cooper's ESOP. Cooper has guaranteed the payment of the ESOP notes; accordingly, the notes are reported as Cooper's debt (See Note 14 for further information regarding the ESOP).

    Maturities of long-term debt for the five years subsequent to December 31, 1995 are $157.2 million, $93.5 million, $74.4 million, $237.3 million and $35.5 million, respectively. The future net minimum lease payments under capital leases and obligations under operating leases are not significant.

NOTE 9:  COMMON AND PREFERRED STOCK

COMMON STOCK

    At December 31, 1995, 250,000,000 shares of Common stock were authorized of which 107,876,821 and 116,923,095 shares were issued and outstanding at December 31, 1995 and 1994, respectively. A total of 114,254,133 shares were issued and 114,179,700 shares were outstanding at December 31, 1993. During the years ended December 31, 1994 and 1993, 539,000 and 86,500 shares were purchased as treasury stock at an average price of $36.92 and $52.02 per share, respectively. In addition 32,216,423 and 32,702,613 shares were reserved at December 31, 1995 and 1994, respectively for the Dividend Reinvestment Plan, conversions of 7.05% Convertible Subordinated Debentures, grants and exercises of stock options, subscriptions under the Employee Stock Purchase Plan and other plans, and shares to be issued in connection with future acquisitions.

                            COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    Under the terms of the Dividend Reinvestment Plan, any holder of Common stock may elect to have cash dividends and up to $24,000 per year in cash payments invested in Common stock without incurring any brokerage commissions or service charges.

    Under a Shareholder Rights Plan adopted by the Board of Directors in 1987, share purchase Rights were declared as a dividend at the rate of one Right for each share of Common stock. Each Right has an exercise price of $87.50, entitles the holder to buy securities, including in certain circumstances Common stock, having a value of twice the exercise price, and becomes exercisable only in certain circumstances constituting a potential change of control on a basis considered inadequate by the Board of Directors. The Rights expire February 27, 1997 and, at Cooper's option, may be redeemed prior to expiration for $.005 per Right.

PREFERRED STOCK

    At December 31, 1995, Cooper is authorized to issue 1,340,750 shares of Preferred stock with no par value (No Par Preferred), 10,000,000 shares of $2.00 par value Preferred stock and 2,821,079 shares of $1.00 par value Preferred stock. At December 31, 1995 and 1994, no shares of the No Par Preferred or $2.00 par value Preferred stock were issued or outstanding.

    At December 31, 1994 and 1993, 33,376,420 shares of $1.00 par value Preferred stock were designated as Convertible Exchangeable Preferred having a $1.60 dividend rate ("$1.60 Preferred Stock") and 30,629,808 and 33,182,654 of such shares were outstanding at December 31, 1994 and 1993, respectively. Effective January 1, 1995, the $1.60 Preferred Stock was exchanged for Cooper's 7.05% Convertible Subordinated Debentures due 2015 ("Debentures") at the rate of $22.70 principal amount of debentures for each share of $1.60 Preferred Stock.

NOTE 10:  STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

    Options to purchase Common stock are granted to employees under Cooper stock option plans at not less than 100% of the market value of Cooper's stock at the date of grant. The options expire five years from the date of grant and generally become exercisable ratably over a three-year period commencing one year from the date of grant. Option activity is summarized as follows:

                                                                             1995               1994               1993
                                                                       -----------------  -----------------  -----------------
Shares under option at beginning of year.............................          2,951,660          3,131,234          2,179,998
Options granted to employees.........................................            903,700            250,000          1,624,200
Options exercised....................................................           (125,500)          (106,348)          (446,097)
Options canceled.....................................................           (981,641)          (323,226)          (226,867)
                                                                       -----------------  -----------------  -----------------
Shares under option at end of year...................................          2,748,219          2,951,660          3,131,234
                                                                       =================  =================  =================
Price range of outstanding options...................................    $39.06 - $56.50    $37.75 - $56.50    $28.28 - $56.50
Price range of options exercised.....................................             $37.75    $28.28 - $46.31    $26.82 - $46.31
Shares exercisable at end of year....................................          1,416,896          1,621,075            992,994
Options available for grant at end of year...........................          1,676,054          1,623,224            951,855

    Under a director stock option plan, each year a nonemployee director may elect to receive, in lieu of the annual retainer fee, a nonqualified stock option covering 2,000 shares of Common stock. The exercise price is determined by a formula based on the fair market value of the stock and the director's annual retainer. During 1995, options for 4,000 shares were granted at $17.31 per share and options for 6,000 shares were exercised at $25.438 per share. During 1994, options for 4,000 shares were granted at $14.69 per share and options for 8,000 shares were exercised at $13.625 to $25.438 per share. During 1993, options for 4,000 shares were granted at $24.00 per share and no options were exercised. At December 31, 1995, options under the director plan for 22,000 Common shares were exercisable at $14.69 to $27.125 per share, and 144,000 shares were reserved for future grants (148,000 at December 31, 1994).

                            COOPER INDUSTRIES, INC.

EMPLOYEE STOCK PURCHASE PLAN

    Participants in the Employee Stock Purchase Plan receive an option to purchase Common stock at a price that is the lesser of 90% of the market value on the offering date or 100% of the market value on the purchase date. On September 9, 1995, 253,931 shares were sold to 4,012 employees at $37.94 per share. On September 9, 1993, 475,256 shares were sold to 8,028 employees at $49.56 per share. At December 31, 1995, subscriptions for 861,046 shares of Common stock were outstanding at $35.33 per share or, if lower, the average market price on September 8, 1997, which is the purchase date. At December 31, 1995, an aggregate of 2,757,062 shares of Common stock were reserved for future offerings.

NOTE 11:  INCOME TAXES

                                                                                                   YEAR ENDED DECEMBER 31,
                                                                                            -------------------------------------
                                                                                               1995         1994         1993
                                                                                            -----------  -----------  -----------
                                                                                            (IN MILLIONS, EXCEPT FOR PERCENTAGES)
U.S. and foreign components of income before income taxes:
  U.S. operations.........................................................................  $   384.9    $   405.7    $   457.8
  Foreign operations......................................................................       93.1         99.0         48.2
                                                                                            -----------  -----------  -----------
    Income from continuing operations before income taxes.................................  $   478.0    $   504.7    $   506.0
                                                                                            ===========  ===========  ===========
Components of income tax expense:
  Current:
    U.S. Federal..........................................................................  $    82.1    $    85.3    $   163.7
    U.S. state and local..................................................................       23.3         18.9         37.3
    Foreign...............................................................................       26.6         26.3         21.5
                                                                                            -----------  -----------  -----------
                                                                                                132.0        130.5        222.5
                                                                                            -----------  -----------  -----------
  Deferred:
    U.S. Federal..........................................................................       51.0         58.0         (6.4)
    U.S. state and local..................................................................        5.8         12.6         (5.5)
    Foreign...............................................................................        8.6         10.8         (3.6)
                                                                                            -----------  -----------  -----------
                                                                                                 65.4         81.4        (15.5)
                                                                                            ===========  ===========  ===========
    Income tax expense....................................................................  $   197.4    $   211.9    $   207.0
                                                                                            ===========  ===========  ===========
Total income taxes paid...................................................................  $   158.2    $   252.7    $   157.3
                                                                                            ===========  ===========  ===========
Differences between the effective tax rate and the U.S.
  Federal statutory rate:
    U.S. Federal statutory rate...........................................................       35.0%        35.0%        35.0%
    State and local income taxes..........................................................        3.4          3.6          3.6
    Foreign statutory rate differential...................................................        (.5)         (.6)         (.6)
    Nondeductible goodwill................................................................        4.7          4.4          4.3
    Effect of change in U.S. tax rate on recorded deferred tax balances...................         --           --          (.8)
    Other.................................................................................       (1.3)         (.4)         (.6)
                                                                                            -----------  -----------  -----------
      Effective tax rate attributable to continuing operations............................       41.3%        42.0%        40.9%
                                                                                            ===========  ===========  ===========

                            COOPER INDUSTRIES, INC.

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1995       1994
                                                                             ---------  ---------
                                                                                (IN MILLIONS)
Components of deferred tax liabilities and assets:
  Deferred tax liabilities:
    Property, plant and equipment and intangibles..........................  $  (175.0) $  (163.1)
    Unrealized gains on investments in marketable equity securities........      (90.2)     (31.9)
    Inventories............................................................      (63.2)     (53.9)
    Employee medical program funding.......................................      (14.1)     (19.9)
    Employee stock ownership plan..........................................      (16.6)     (22.2)
    Other..................................................................      (85.7)     (81.6)
                                                                             ---------  ---------
      Total deferred tax liabilities.......................................     (444.8)    (372.6)
                                                                             ---------  ---------
  Deferred tax assets:
    Postretirement benefits other than pensions............................      248.0      255.2
    Reserves and accruals..................................................      206.4      183.2
    Net operating loss carryforwards.......................................       12.8       12.8
    Other..................................................................       60.6       85.3
                                                                             ---------  ---------
      Total deferred tax assets............................................      527.8      536.5
                                                                             ---------  ---------
    Valuation allowances...................................................      (16.3)     (16.3)
                                                                             ---------  ---------
      Net deferred tax assets..............................................  $    66.7  $   147.6
                                                                             =========  =========

    The U.S. Federal portion of the above provision includes U.S. tax expected to be payable on the foreign portion of Cooper's income before income taxes when such earnings are remitted. Cooper's liabilities for continuing operations at December 31, 1995 and 1994 include the additional U.S. tax estimated to be payable on substantially all unremitted earnings of foreign subsidiaries.

NOTE 12:  PENSION PLANS

    Cooper and its subsidiaries have numerous pension plans covering substantially all domestic employees and pension and similar arrangements in accordance with local customs covering employees at foreign locations. Aggregate pension expense for continuing operations amounted to $40.7 million in 1995, $46.1 million in 1994 and $44.3 million in 1993. The amount of expense with respect to Cooper's various defined benefit pension plans is set forth in the table below. For the years ended December 31, 1995, 1994 and 1993, expense with respect to domestic and foreign defined contribution plans (primarily related to various groups of hourly employees) amounted to $16.2 million, $22.8 million and $23.2 million, respectively. Also included in pension expense are gains and losses on curtailments and settlements and other matters.

                                                            COMPONENTS OF DEFINED BENEFIT
                                                                PLAN PENSION EXPENSE
                                                           -------------------------------
                                                               YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                             1995       1994       1993
                                                           ---------  ---------  ---------
                                                                    (IN MILLIONS)
Service cost -- benefits earned during the year..........  $    21.6  $    26.4  $    26.2
Interest cost on projected benefit obligation............       67.6       63.0       66.0
Actual return on assets..................................      (65.9)     (14.3)     (54.4)
Net amortization and deferral............................        1.2      (51.8)     (17.2)
                                                           ---------  ---------  ---------
Net pension cost.........................................  $    24.5  $    23.3  $    20.6
                                                           =========  =========  =========

                            COOPER INDUSTRIES, INC.

                                                                                       FUNDED STATUS OF DEFINED BENEFIT PLANS
                                                                                     ------------------------------------------
                                                                                      PLANS WITH ASSETS         PLANS WITH
                                                                                         IN EXCESS OF      ACCUMULATED BENEFITS
                                                                                     ACCUMULATED BENEFITS  IN EXCESS OF ASSETS
                                                                                     --------------------  --------------------
                                                                                         DECEMBER 31,          DECEMBER 31,
                                                                                     --------------------  --------------------
                                                                                       1995       1994       1995       1994
                                                                                     ---------  ---------  ---------  ---------
                                                                                                   (IN MILLIONS)
Actuarial present value of:
  Vested benefit obligation........................................................  $  (484.8) $  (467.0) $  (366.7) $  (335.6)
                                                                                     =========  =========  =========  =========
  Accumulated benefit obligation...................................................  $  (517.9) $  (491.1) $  (390.9) $  (360.5)
                                                                                     =========  =========  =========  =========
  Projected benefit obligation.....................................................  $  (537.6) $  (508.6) $  (395.6) $  (365.0)
Plan assets at fair value..........................................................      588.1      529.0      274.3      264.6
                                                                                     ---------  ---------  ---------  ---------
Projected benefit obligation (in excess of) less than plan assets..................       50.5       20.4     (121.3)    (100.4)
Unrecognized net (gain) loss.......................................................       (7.3)      34.1       72.2       47.5
Unrecognized net (asset) obligation from adoption date.............................      (10.3)     (13.3)       5.6        6.6
Unrecognized prior service cost....................................................       (4.8)      (5.2)       2.8        1.7
Adjustment required to recognize minimum liability.................................         --         --      (82.8)     (59.5)
                                                                                     ---------  ---------  ---------  ---------
Pension asset (liability) at end of year...........................................  $    28.1  $    36.0  $  (123.5) $  (104.1)
                                                                                     =========  =========  =========  =========

                                                                                    COMPUTATIONAL ASSUMPTIONS
                                                                      ------------------------------------------------------
                                                                                                          PROJECTED BENEFIT
                                                                              NET PENSION COST                OBLIGATION
                                                                      ---------------------------------   ------------------
                                                                        1995        1994        1993       1995      1994
                                                                      ---------   ---------   ---------   ------   ---------
Discount rate:
  Domestic............................................................        8 %        7 %     8 1/2 %  7 1/2 %         8 %
  International.......................................................  7 1/2-9    6-7 3/4     7 1/2-9    6 1/2-8 1/4  7 1/2-9
Rate of increase in compensation levels:
  Domestic............................................................        5          5       5 1/2        5           5
  International.......................................................      4-6    4-5 1/2         4-6      4-6         4-6
Expected long-term rate of return on assets:
  Domestic............................................................    8 1/2      8 1/2           9       --          --
  International....................................................... 7 1/2-10    6-9 1/2    7 1/2-10       --          --
Benefit basis:
  Salaried plans-earnings during career
  Hourly plans-dollar unit, multiplied by years of service
Funding policy: 5 to 30 years

    Cooper's minimum liability for pension plans with accumulated benefits in excess of assets of $82.8 million at December 31, 1995, and $59.5 million at December 31, 1994, has been recorded in Cooper's consolidated balance sheet as a long-term liability with a $5.5 million offsetting intangible asset at December 31, 1995, and $4.5 million at December 31, 1994. In addition, Cooper has recorded a $46.3 million and $55.0 million reduction in shareholders' equity at December 31, 1995 and 1994, respectively. The assets of the various domestic and foreign plans are maintained in various trusts and consist primarily of equity and fixed-income securities.

    Cooper partially or completely settled or curtailed four defined benefit plans for hourly employees during 1995, six during 1994 and four during 1993. The settlements and curtailments resulted in a reversion to Cooper of surplus assets totaling $1.0 million during 1995 and a net loss of $.5 million in 1993.

                            COOPER INDUSTRIES, INC.

NOTE 13:  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The benefits provided under Cooper's various postretirement plans other than pensions, all of which are unfunded, include retiree medical care, dental care, prescriptions and life insurance, with medical care accounting for over 90% of the total. While Cooper has numerous plans, primarily resulting from Cooper's extensive acquisition activity, the vast majority of the annual expense is related to employees who are already retired. In fact, as a result of actions taken by Cooper starting in 1989, virtually no active salaried employees continue to earn retiree medical benefits, and the number of active hourly employees earning such benefits has been greatly diminished. Additionally, Cooper continues to amend its various plans to provide for appropriate levels of cost sharing and other cost-control measures.

                                                                                                               AMOUNTS PER
                                                                                                           FINANCIAL STATEMENTS
                                                                                                        --------------------------
                                                              ACCUMULATED     ITEMS NOT YET RECORDED    LIABILITY FOR
                                                             POSTRETIREMENT  IN FINANCIAL STATEMENTS    POSTRETIREMENT
                                                                BENEFIT     --------------------------    BENEFITS
                                                              OBLIGATION    PRIOR SERVICE   ACTUARIAL    OTHER THAN    NET ANNUAL
                                                                (APBO)          COST        NET GAIN      PENSIONS       EXPENSE
                                                             -------------  -------------  -----------  -------------  -----------
                                                                                         (IN MILLIONS)
BALANCE DECEMBER 31, 1992..................................    $  (699.0)     $     (.5)    $  --         $  (699.5)    $  --
Benefit payments...........................................         33.3                                       33.3
Plan amendments............................................         31.8          (31.8)
Actuarial net gain.........................................         15.6                        (15.6)
Business dispositions......................................         32.1            8.1         (11.0)         29.2
Moog curtailments affecting goodwill.......................         17.8                                       17.8
Plan expense:
  Service cost.............................................         (1.9)                                                     1.9
  Interest cost............................................        (40.1)                                                    40.1
  Amortization of prior service cost.......................                         3.2                                      (3.2)
  Curtailment gains (four plans)...........................         11.3                                                    (11.3)
                                                                                                                       -----------
Net annual expense.........................................                                                   (27.5)    $    27.5
                                                                                                                       ===========
Reclassification of amounts pertaining to Cameron Forged
 Products..................................................          9.1           (1.3)          4.4          12.2
                                                             -------------       ------    -----------  -------------
BALANCE DECEMBER 31, 1993..................................       (590.0)         (22.3)        (22.2)       (634.5)
Benefit payments...........................................         35.7                                       35.7
Plan amendments............................................         11.4          (11.4)
Actuarial net gain.........................................        124.3                       (124.3)
Business acquisition.......................................         (5.2)                                      (5.2)
Business dispositions......................................          (.3)            .1           (.2)          (.4)
Plan expense:
  Service cost.............................................          (.8)                                               $      .8
  Interest cost............................................        (35.4)                                                    35.4
  Amortization of prior service cost.......................                         2.6                                      (2.6)
                                                                                                                       -----------
Net annual expense.........................................                                                   (33.6)    $    33.6
                                                             -------------       ------    -----------  -------------  ===========
BALANCE DECEMBER 31, 1994..................................       (460.3)         (31.0)       (146.7)       (638.0)
Benefit payments...........................................         32.8                                       32.8
Actuarial net loss.........................................        (40.3)                        40.3
Abex curtailments affecting goodwill.......................          3.3                                        3.3
Plan expense:
  Service cost.............................................          (.6)                                               $      .6
  Interest cost............................................        (36.5)                                                    36.5
  Amortization of actuarial net gain.......................                                      14.5                       (14.5)
  Amortization of prior service cost.......................                         4.5                                      (4.5)
                                                                                                                       -----------
Net annual expense.........................................                                                   (18.1)    $    18.1
                                                             -------------       ------    -----------  -------------  ===========
BALANCE DECEMBER 31, 1995..................................    $  (501.6)     $   (26.5)    $   (91.9)    $  (620.0)
                                                             =============       ======    ===========  =============

                            COOPER INDUSTRIES, INC.

                                                                                  DECEMBER 31,
                                                                        ---------------------------------
                                                                           1995                   1994
                                                                        ----------             ----------
                                                                        (IN MILLIONS, EXCEPT PERCENTAGES)
Amount of APBO related to:
  Retired employees........................................             $ (482.5)              $ (436.2)
  Employees eligible to retire.............................                 (7.1)                  (8.7)
  Other employees..........................................                (12.0)                 (15.4)
Actuarial assumptions:
  Discount rate............................................                 6.65%                  8.52%
  Ensuing year to 2002 health care cost trend rate ......... 12% ratable to 5.5%      15% ratable to 5.5%
Effect of 1% change in health care cost trend rate:
  Increase in APBO.........................................             $   43.4               $   34.8
  Increase in expense......................................                  2.9                    3.4

NOTE 14:  COOPER SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLANS

    All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Savings Plan ("CO-SAV"). Under the terms of the Plan, employee savings deferrals are partially matched with contributions by Cooper of Common stock consisting of either an allocation of shares in Cooper's Employee Stock Ownership Plan ("ESOP") or new shares issued to the ESOP.

    Cooper makes annual contributions to the ESOP to fund the payment of principal and interest on ESOP debt (See Note 8). All dividends received by the ESOP are used to pay debt service. As the debt is repaid, shares are allocated to participants to satisfy Cooper's matching obligation or to replace dividends on allocated shares with Cooper Common shares.

    For shares purchased by the ESOP prior to 1994, compensation expense is equal to Cooper's matching obligation, adjusted for the difference between the fair market value and cost of the shares released. Compensation expense is reduced by the amount of dividends paid on unallocated ESOP shares available for future matching. In addition, all shares issued to the ESOP are considered outstanding for the purposes of computing earnings per share. For shares purchased by the ESOP in 1994, compensation expense is recorded equal to the amount of Cooper's matching obligation, with the difference between the fair market value and cost of shares released recorded as an adjustment to capital in excess of par value. Dividends paid on unallocated shares are recorded as a reduction of ESOP debt and accrued interest. Unallocated shares are not treated as outstanding for the purpose of computing earnings per share.

    Dividends paid on unallocated shares purchased prior to 1994 of $3.1 million and $3.6 million during 1995 and 1994, respectively, were used to reduce the amount of cash required to fund principal and interest payments on ESOP debt. Dividends paid on allocated ESOP shares purchased prior to 1994 of $4.4 million and $5.0 million during 1995 and 1994, respectively, were used to pay additional principal and interest payments in order to release shares equivalent to the dividend amount to participants in the savings plan. Cooper contributed an additional $10.1 million and $19.3 million in cash to the ESOP during 1995 and 1994, respectively, to fund principal and interest payments on debt associated with shares purchased prior to 1994.

    During 1994, Cooper sold 1.6 million shares to the ESOP for $82.3 million in cash. The 1994 sales were funded by loans between the ESOP and Cooper, which for financial statement purposes are treated as eliminated intercompany loans. The fair value of the remaining unallocated ESOP shares purchased during 1994 was $27.0 million at December 31, 1995. The number of allocated, committed to be released, and unallocated ESOP shares at December 31, is summarized below.

                                                       SHARES PURCHASED
                                          ------------------------------------------
                                                IN 1994            PRIOR TO 1994
                                          --------------------  --------------------
                                            1995       1994       1995       1994
                                          ---------  ---------  ---------  ---------
Allocated...............................    670,673    372,519  3,111,732  3,821,500
Committed to be released................     14,961    129,618    131,245     51,527
Unallocated.............................    733,946  1,073,578  1,882,940  2,365,058

    Compensation expense with respect to the CO-SAV plan and the ESOP was $21.7 million, $22.6 million and $14.0 million and interest expense on ESOP debt was $4.2 million, $3.4 million and $3.0 million in 1995, 1994 and 1993, respectively.

                            COOPER INDUSTRIES, INC.

NOTE 15:  INDUSTRY SEGMENTS, DOMESTIC AND INTERNATIONAL OPERATIONS

INDUSTRY SEGMENTS

    Cooper's operations consist of three segments: Electrical Products, Tools & Hardware and Automotive Products. Markets for Cooper's products and services are worldwide, though the United States is the largest market. The Electrical Products segment manufactures and markets electrical and electronic distribution and circuit protection products and lighting fixtures for use in residential, commercial and industrial construction, maintenance and repair and products for use by utilities and industries for primary power distribution and control. This segment also manufactured and marketed wire and cable for electronic signal transmission through September 30, 1993.

    The Tools & Hardware segment produces and markets tools and hardware items for use in residential, commercial and industrial construction, maintenance and repair and for general industrial and consumer use.

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

    Intersegment sales and related receivables for each of the years presented were immaterial.

    Financial information by industry segment was as follows:

                                                     REVENUES                    OPERATING EARNINGS         IDENTIFIABLE ASSETS
                                          -------------------------------  -------------------------------  --------------------
                                              YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,          DECEMBER 31,
                                          -------------------------------  -------------------------------  --------------------
                                            1995       1994       1993       1995       1994       1993       1995       1994
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                              (IN MILLIONS)
Electrical Products (1).................  $ 2,089.7  $ 2,034.8  $ 2,177.5  $   355.5  $   326.3  $   203.7  $ 2,000.4  $ 1,788.6
Tools & Hardware (1)....................      962.4      897.9      807.9      111.2      102.4       75.1      759.7      797.4
Automotive Products (1).................    1,796.6    1,622.1    1,670.0      180.7      190.1      162.4    2,635.3    2,654.2
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            4,848.7    4,554.8    4,655.4      647.4      618.8      441.2    5,395.4    5,240.2
Cameron Forged Products (2).............     --         --          109.7     --         --            1.7     --         --
Other (1)...............................       37.2       33.2       11.3       37.2       33.2      209.6
                                          ---------  ---------  ---------
Consolidated revenues...................  $ 4,885.9  $ 4,588.0  $ 4,776.4
                                          =========  =========  =========
General corporate.......................                                       (55.6)     (74.0)     (65.6)     646.0      472.8
                                                                           ---------  ---------  ---------
Operating earnings......................                                       629.0      578.0      586.9
Interest expense........................                                      (151.0)     (73.3)     (80.9)
                                                                           ---------  ---------  ---------
Consolidated income from continuing
 operations before income taxes.........                                   $   478.0  $   504.7  $   506.0
                                                                           =========  =========  =========
Business held for divestiture...........                                                                       --           19.5
Discontinued operations.................                                                                       --          646.4
Investments in unconsolidated
 affiliates.............................                                                                         22.5       21.8
                                                                                                            ---------  ---------
Consolidated assets.....................                                                                    $ 6,063.9  $ 6,400.7
                                                                                                            =========  =========


                                            1993
                                          ---------

Electrical Products (1).................  $ 1,739.3
Tools & Hardware (1)....................      757.4
Automotive Products (1).................    2,208.8
                                          ---------
                                            4,705.5
Cameron Forged Products (2).............       74.9
Other (1)...............................

Consolidated revenues...................

General corporate.......................      474.9

Operating earnings......................
Interest expense........................

Consolidated income from continuing
 operations before income taxes.........

Business held for divestiture...........       17.6
Discontinued operations.................    1,068.1
Investments in unconsolidated
 affiliates.............................       20.7
                                          ---------
Consolidated assets.....................  $ 6,361.7
                                          =========

- ------------
(1) The 1993 operating earnings amount includes nonrecurring expenses of $155.3 million for Electrical Products, $16.5 million for Tools & Hardware and $26.5 million for Automotive Products and nonrecurring income of $198.3 million for other operating earnings.

(2) The 1993 amounts reflect Cooper's investment in the Cameron Forged Products business (See Note 2).

                            COOPER INDUSTRIES, INC.

                                     DEPRECIATION          AMORTIZATION       CAPITAL EXPENDITURES
                                ----------------------  -------------------  ----------------------
                                      YEAR ENDED              YEAR ENDED           YEAR ENDED
                                      DECEMBER 31,            DECEMBER 31,         DECEMBER 31,
                                ----------------------  -------------------  ----------------------
                                 1995    1994    1993   1995   1994   1993    1995    1994    1993
                                ------  ------  ------  -----  -----  -----  ------  ------  ------
                                                           (IN MILLIONS)
Electrical Products...........  $ 45.5  $ 43.1  $ 58.5  $30.2  $29.3  $29.5  $ 62.4  $ 74.6  $ 78.0
Tools & Hardware..............    32.4    30.8    29.4    8.5    7.4    6.7    31.6    38.5    29.4
Automotive Products...........    61.4    51.3    50.4   37.7   32.1   32.3    85.7    94.4    72.3
Corporate.....................     2.4     3.0     6.9     .7    2.0    2.2     8.7     1.2     8.7
                                ------  ------  ------  -----  -----  -----  ------  ------  ------
                                $141.7  $128.2  $145.2  $77.1  $70.8  $70.7  $188.4  $208.7  $188.4
                                ======  ======  ======  =====  =====  =====  ======  ======  ======

DOMESTIC AND INTERNATIONAL OPERATIONS

    Transfers between domestic and international operations, principally inventory transfers, are charged to the receiving organization at prices sufficient to recover manufacturing costs and provide a reasonable return. Export sales to unaffiliated customers included in domestic sales were $268.5 million in 1995, $267.2 million in 1994 and $273.8 million in 1993. Of total export sales of continuing operations, approximately 39% in 1995, 36% in 1994 and 41% in 1993 were to Asia, Africa, Australia and the Middle East; 27% in 1995, 26% in 1994 and 24% in 1993 were to Canada and Europe; and 34% in 1995, 38% in 1994 and 35% in 1993 were to Latin America. Domestic and international financial information was as follows:

                                                    REVENUES               OPERATING EARNINGS          IDENTIFIABLE ASSETS
                                          ----------------------------  -------------------------  ----------------------------
                                            YEAR ENDED DECEMBER 31,      YEAR ENDED DECEMBER 31,           DECEMBER 31,
                                          ----------------------------  -------------------------  ----------------------------
                                            1995      1994      1993     1995     1994     1993      1995      1994      1993
                                          --------  --------  --------  -------  -------  -------  --------  --------  --------
                                                                              (IN MILLIONS)
Domestic (1)............................  $4,068.0  $3,800.7  $4,028.9  $ 540.8  $ 511.0  $ 374.2  $4,171.2  $4,232.9  $3,845.2
                                          --------  --------  --------  -------  -------  -------  --------  --------  --------
International
  Europe................................     537.5     495.4     385.3     56.1     62.8     26.9     959.2     676.6     562.0
  Canada................................     250.8     212.4     254.7     10.7      3.2       .1     131.9     139.5     115.2
  Other.................................     225.7     219.6     207.1     39.9     45.1     44.6     280.5     295.6     349.9
                                          --------  --------  --------  -------  -------  -------  --------  --------  --------
    Sub-total International.............   1,014.0     927.4     847.1    106.7    111.1     71.6   1,371.6   1,111.7   1,027.1
Eliminations:
  Transfers to International............    (165.4)   (138.6)   (174.5)                               (62.1)    (45.1)    (53.7)
  Transfers to Domestic.................     (67.9)    (34.7)    (46.1)                               (75.4)    (49.2)   (103.2)
  Other.................................                                    (.1)    (3.3)    (4.6)     (9.9)    (10.1)     (9.9)
                                          --------  --------  --------  -------  -------  -------  --------  --------  --------
                                           4,848.7   4,554.8   4,655.4    647.4    618.8    441.2   5,395.4   5,240.2   4,705.5
Cameron Forged Products(2)..............     --        --        109.7    --       --         1.7     --        --         74.9
Other (1)...............................      37.2      33.2      11.3     37.2     33.2    209.6
                                          --------  --------  --------
Consolidated revenues...................  $4,885.9  $4,588.0  $4,776.4
                                          ========  ========  ========
General corporate.......................                                  (55.6)   (74.0)   (65.6)    646.0     472.8     474.9
                                                                        -------  -------  -------
Operating earnings......................                                  629.0    578.0    586.9
Interest expense........................                                 (151.0)   (73.3)   (80.9)
                                                                        -------  -------  -------
Consolidated income from continuing
 operations before income taxes.........                                $ 478.0  $ 504.7  $ 506.0
                                                                        =======  =======  =======
Businesses held for divestiture.........                                                              --         19.5      17.6
Discontinued operations.................                                                              --        646.4   1,068.1
Investments in unconsolidated
 affiliates.............................                                                               22.5      21.8      20.7
                                                                                                   --------  --------  --------
Consolidated assets.....................                                                           $6,063.9  $6,400.7  $6,361.7
                                                                                                   ========  ========  ========

- ---------------
(1) The 1993 domestic operating earnings amount includes nonrecurring expenses of $198.3 million and other operating earnings includes nonrecurring income of $198.3 million.

(2) The 1993 amounts reflect Cooper's investment in the Cameron Forged Products business (See Note 2).

                            COOPER INDUSTRIES, INC.

    Revenues by destination represent revenues by the location products were delivered by Cooper. International revenues by destination and international assets by segment were as follows:

                                                    1995                        1994                        1993
                                         --------------------------  --------------------------  --------------------------
                                         INTERNATIONAL INTERNATIONAL INTERNATIONAL INTERNATIONAL INTERNATIONAL INTERNATIONAL
                                           REVENUES       ASSETS       REVENUES       ASSETS       REVENUES       ASSETS
                                         ------------  ------------  ------------  ------------  ------------  ------------
                                                                           (IN MILLIONS)
Electrical Products....................   $    355.2    $    401.3    $    319.2    $    158.2    $    367.3    $    151.8
Tools & Hardware.......................        354.8         226.3         288.9         244.9         247.0         213.1
Automotive Products....................        506.6         661.0         454.2         670.0         468.6         584.8
                                         ------------  ------------  ------------  ------------  ------------  ------------
                                          $  1,216.6    $  1,288.6    $  1,062.3    $  1,073.1    $  1,082.9    $    949.7
                                         ============  ============  ============  ============  ============  ============

NOTE 16: OFF-BALANCE-SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS, INCLUDING DERIVATIVES

    As a result of having sales and purchases denominated in currencies other than the functional currencies used by Cooper's divisions and foreign subsidiaries, Cooper is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of its cash flows. To the extent possible, Cooper utilizes natural hedges to minimize the effect on cash flows of fluctuating foreign currencies. When natural hedges are not sufficient, it is Cooper's policy to enter into forward foreign exchange contracts to hedge all significant transactions for periods consistent with the terms of the underlying transactions. Cooper does not engage in speculative transactions. While forward contracts affect Cooper's results of operations, they do so only in connection with the underlying transactions. As a result, they do not subject Cooper to uncertainty from exchange rate movements, because gains and losses on these contracts offset losses and gains on the transactions being hedged. The volume of forward activity engaged in by Cooper from year to year fluctuates in proportion to the level of worldwide cross-border transactions, and contracts generally have maturities that do not exceed one year. The table below summarizes, by currency, the contractual amounts of Cooper's forward exchange contracts at December 31, 1995 and 1994.

                                                    DECEMBER 31,
                                                --------------------
                                                  1995       1994
                                                ---------  ---------
                                                   (IN MILLIONS)
Deutschemark..................................  $     1.8  $    14.0
Pound Sterling................................        6.6       28.2
Guilder.......................................        4.7       10.7
Canadian Dollar...............................       19.4         .4
Belgian Franc.................................        5.1        5.0
Other.........................................       12.0       15.0
                                                ---------  ---------
                                                $    49.6  $    73.3
                                                =========  =========

    Deferred gains and losses on forward foreign exchange contracts based upon anticipated transactions were not material at December 31, 1995 and 1994.

    In an effort to reduce interest expense on Cooper's fixed-rate borrowings, Cooper entered into an interest rate swap in 1991, which matured in February 1996, that converted a $50 million fixed rate borrowing into a floating-rate borrowing resulting in an effective interest rate of 6.2% during 1995.

    In the normal course of business, Cooper has letters of credit, performance bonds and other guarantees which are not reflected in the consolidated balance sheets. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of performance under these instruments is minimal and expects no material losses to occur in connection with these instruments. Cooper's other off-balance-sheet risks are not material.

                            COOPER INDUSTRIES, INC.

CONCENTRATIONS OF CREDIT RISK

    Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets into which Cooper's products are sold, as well as their dispersion across many different geographic areas. As a result, at December 31, 1995 and 1994, Cooper does not consider itself to have any significant concentrations of credit risk.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Cooper's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Cooper had approximately $2.1 billion and $1.6 billion of debt instruments at December 31, 1995 and 1994, respectively. The book value of these instruments was approximately equal to fair value at December 31, 1995 and 1994. Based on year-end exchange rates and the various maturity dates of the foreign currency forward contracts, Cooper estimates that the contract value is representative of the fair value of these items at December 31, 1995 and 1994.

NOTE 17:  SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

    The following noncash transactions have been excluded from the consolidated statements of cash flows:

                                                                                                     YEAR ENDED DECEMBER 31,
                                                                                                ----------------------------------
                                                                                                    1995        1994       1993
                                                                                                ------------  ---------  ---------
                                                                                                          (IN MILLIONS)
Assets acquired and liabilities assumed or incurred from the acquisition of businesses:
  Fair value of assets acquired...............................................................  $   249.9     $   325.7  $   166.4
  Cash used to acquire businesses.............................................................      (11.9)       (280.6)    (100.9)
                                                                                                   ------     ---------  ---------
Liabilities assumed or incurred...............................................................  $   238.0(1)  $    45.1  $    65.5
                                                                                                   ======     =========  =========
Noncash increase (decrease) in net assets from:
  Retirement of Cooper Common shares exchanged for Cooper Cameron
   Common shares..............................................................................  $   427.5     $      --  $      --
  Exchange of $1.60 Convertible Exchangeable Preferred Stock into 7.05% convertible
   subordinated debentures....................................................................      691.2            --         --
  Employee stock ownership plan:
    Principal payments and difference between Cooper expense and cash contributions...........       25.4          60.1       24.5
    Unearned ESOP compensation................................................................         --         (82.3)        --
  Common stock issued for:
    Employee stock ownership plan.............................................................         --          82.3         --
    Executive restricted stock incentive plan.................................................         --           2.5         --
    Acquired companies........................................................................         --            --         .3
    Employee stock purchase plan..............................................................        9.7            --       23.6
  Unrealized gain on investments, net of tax:
    Adoption of SFAS No. 115..................................................................         --          20.5         --
    Change in unrealized value of investments in marketable equity securities.................      119.6          27.3         --
  Distribution of Gardner Denver Machinery Inc. stock.........................................         --        (152.9)        --
  Issuance of $1.60 Preferred Stock for conversion of debentures..............................         --           3.5        2.9

- ---------------
(1)  Includes  approximately  $164  million  at   December  31,  1995  for   the
     acquisition of CEAG (See Note 3).

                            COOPER INDUSTRIES, INC.

NOTE 18:  DISCONTINUED OPERATIONS

    In September 1994, Cooper announced its decision to establish its Petroleum & Industrial Equipment segment as an independent publicly traded company, Cooper Cameron, through an exchange offer with Cooper's common shareholders. The exchange offer was completed on June 30, 1995, at which time 9.5 million shares of Cooper Common stock were exchanged for 85.5% of Cooper Cameron common stock. The Petroleum & Industrial Equipment segment split-off has been accounted for as a discontinued operation and, accordingly, its operating results are reported as discontinued operations in the consolidated statements of operations.

    Since the transaction was structured as an exchange of shares, Cooper charged its 1994 earnings for the difference between the estimated fair market value of Cooper Cameron's net assets and the historical cost of the net assets of Cooper Cameron as reflected on Cooper's consolidated financial statements. During the third quarter of 1994, Cooper recorded a charge of $313 million, net of $7.9 million of taxes ($2.74 per share) for the estimated loss on the split-off of Cooper Cameron. The charge was computed as of the September 30, 1994 "measurement date" and included the estimated loss (including $14.5 million of allocated interest expense) from the operations of the discontinued segment during the period from the measurement date until the anticipated completion date during the middle of the second quarter of 1995, as well as the estimated costs associated with separating Cooper Cameron from Cooper.

    During the second quarter of 1995, Cooper recorded an additional charge of $186.6 million, with no tax benefit, to reflect the actual loss on the split-off of Cooper Cameron. This additional charge was composed of the difference between the historical cost of Cooper's investment in Cooper Cameron remaining after the September 1994 estimated charge and the market value of Cooper Cameron common stock during the first few days the common stock traded on a national exchange ($162.8 million), additional Cooper Cameron operating losses during the period October 1, 1994 through June 30, 1995 ($20.3 million) and additional transaction costs ($3.5 million). The additional operating losses and transaction costs resulted primarily from the delay in completing the exchange transaction and the recording by Cooper Cameron of a $17 million pretax charge in the second quarter of 1995 for the write-down of receivables due from customers in Iran.

    In October 1993, Cooper announced its decision to spin off its Gardner-Denver Industrial Machinery Division to Cooper's Common shareholders. Cooper formed a new corporation called Gardner Denver Machinery Inc. ("GDMI") and then transferred the assets and liabilities of the division into this entity. During the second quarter of 1994, the GDMI stock was distributed on the basis of one share of common stock, par value $.01 per share, for every 25 shares of Cooper Common stock owned as of the determined record date. Pursuant to the income tax and accounting rules pertaining to this transaction, Cooper recognized no gain or loss with respect to the transaction, and the GDMI stock received by Cooper's shareholders is not taxable until sold. The Gardner-Denver Industrial Machinery Division was historically a part of the Petroleum & Industrial Equipment segment. Accordingly, its results for 1994 and 1993 have been reflected as part of discontinued operations. For the year ended December 31, 1993, the Gardner-Denver Industrial Machinery Division, after deducting allocated interest expense, had a small pretax profit on revenues of $156 million.

    Income from discontinued operations reflects interest expense of $11.9 million on debt of $375 million during the six months ended June 30, 1995 and $20.0 million and $18.2 million on debt of $445 million during the years ended December 31, 1994 and 1993, respectively. The interest rates utilized were the actual rates for borrowings specifically identifiable with the respective businesses, with Cooper's average cost of commercial paper borrowing applied to the residual. Debt allocated to discontinued operations ($70 million allocated to GDMI and $375 million allocated to Cooper Cameron) was considered to be fixed and related historically to the discontinued operations. Actual cash provided by or utilized in the discontinued operations, including the payment by Cooper of all U.S. Federal, foreign and state and local income taxes related to the discontinued operations, was provided by or used in Cooper's continuing operations such that the indebtedness of the discontinued operations remains constant from year to year.

    Cooper retained a 14.5% interest in Cooper Cameron which has been accounted for as a marketable equity security. Cooper has committed that it will vote the Cooper Cameron common stock retained in proportion to the votes cast by other shareholders and dispose of the shares no later than five years subsequent to June 30, 1995. Revenues from

                            COOPER INDUSTRIES, INC.

discontinued operations were $523.1 million for the six-month period ended on the exchange date of June 30, 1995 and $1.11 billion and $1.50 billion during the years ended December 31, 1994 and 1993, respectively. Income from discontinued operations was $.3 million, net of $3.0 million of income taxes during 1994 and $68.1 million, net of $51.3 million of income taxes during 1993.

NOTE 19:  NET INCOME (LOSS) PER COMMON SHARE

                                                                          PRIMARY                       FULLY DILUTED
                                                              -------------------------------  -------------------------------
                                                                  YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                                              -------------------------------  -------------------------------
                                                                1995       1994       1993      1995(1)     1994       1993
                                                              ---------  ---------  ---------  ---------  ---------  ---------
                                                                            ($ IN MILLIONS, SHARES IN THOUSANDS)
Income from continuing operations...........................  $   280.6  $   292.8  $   299.0  $   280.6  $   292.8  $   299.0
Income from discontinued operations.........................         --         .3       68.1         --         .3       68.1
Charge for discontinued operations..........................     (186.6)    (313.0)        --     (186.6)    (313.0)        --
Dividends applicable to $1.60 Preferred Stock...............         --      (53.3)     (53.1)        --      (53.3)     (53.1)
Interest expense on 7.05% Convertible Subordinated
 Debentures.................................................         --         --         --       29.2         --         --
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) applicable to Common stock................  $    94.0  $   (73.2) $   314.0  $   123.2  $   (73.2) $   314.0
                                                              =========  =========  =========  =========  =========  =========
Average Common shares and Common share equivalents..........    111,952    114,218    114,201    111,952    114,218    114,201
                                                              =========  =========  =========
Additional shares assuming conversion of the 7.05%
 Convertible Subordinated Debentures........................                                      16,731         --         --
                                                                                               ---------  ---------  ---------
Average Common shares and Common share equivalents..........                                     128,683    114,218    114,201
                                                                                               =========  =========  =========

- ---------------
(1) The 1995 fully diluted net income per Common share calculation is antidilutive, therefore primary net income per Common share is reflected as the fully diluted net income per share amount in the Consolidated Statements of Operations.

                            COOPER INDUSTRIES, INC.

NOTE 20:  UNAUDITED QUARTERLY OPERATING RESULTS

                                                                             1995 (BY QUARTER)
                                                                 ------------------------------------------
                                                                     1          2          3          4
                                                                 ---------  ---------  ---------  ---------
                                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues.......................................................  $ 1,123.2  $ 1,268.1  $ 1,206.4  $ 1,288.2
Costs and expenses:
  Cost of sales................................................      748.3      834.7      800.5      849.4
  Depreciation and amortization................................       51.5       54.6       55.1       57.6
  Selling and administrative expenses..........................      190.9      198.9      196.8      218.6
                                                                 ---------  ---------  ---------  ---------
                                                                     990.7    1,088.2    1,052.4    1,125.6
                                                                 ---------  ---------  ---------  ---------
  Operating earnings...........................................      132.5      179.9      154.0      162.6
Interest expense...............................................       38.3       39.5       37.0       36.2
                                                                 ---------  ---------  ---------  ---------
Income from continuing operations before income taxes..........       94.2      140.4      117.0      126.4
Income taxes...................................................       38.9       57.6       47.7       53.2
                                                                 ---------  ---------  ---------  ---------
Income from continuing operations..............................       55.3       82.8       69.3       73.2
Charge for discontinued operations.............................         --     (186.6)        --         --
                                                                 ---------  ---------  ---------  ---------
Net income (loss)..............................................  $    55.3  $  (103.8) $    69.3  $    73.2
                                                                 =========  =========  =========  =========

Income (loss) per Common Share:
  Primary:
    Continuing operations......................................  $    0.48  $    0.71  $    0.65  $    0.68
    Discontinued operations....................................         --      (1.60)        --         --
                                                                 ---------  ---------  ---------  ---------
    Net income (loss)..........................................  $    0.48  $   (0.89) $    0.65  $    0.68
                                                                 =========  =========  =========  =========
  Fully diluted:
    Continuing operations......................................  $    0.47  $    0.68  $    0.62  $    0.65
                                                                 =========  =========  =========  =========
    Net income (loss)..........................................  $    0.47  $   (0.89) $    0.62  $    0.65
                                                                 =========  =========  =========  =========

                            COOPER INDUSTRIES, INC.

                                                                            1994 (BY QUARTER)
                                                                ------------------------------------------
                                                                    1          2          3          4
                                                                ---------  ---------  ---------  ---------
                                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues......................................................  $ 1,037.8  $ 1,173.9  $ 1,136.4  $ 1,239.9
Costs and expenses:
  Cost of sales...............................................      692.3      769.6      749.7      814.8
  Depreciation and amortization...............................       48.0       48.5       50.2       52.3
  Selling and administrative expenses.........................      189.7      201.7      190.0      203.2
                                                                ---------  ---------  ---------  ---------
                                                                    930.0    1,019.8      989.9    1,070.3
                                                                ---------  ---------  ---------  ---------
  Operating earnings..........................................      107.8      154.1      146.5      169.6
Interest expense..............................................       16.2       16.9       18.8       21.4
                                                                ---------  ---------  ---------  ---------
Income from continuing operations before income taxes.........       91.6      137.2      127.7      148.2
Income taxes..................................................       39.4       57.9       51.9       62.7
                                                                ---------  ---------  ---------  ---------
Income from continuing operations.............................       52.2       79.3       75.8       85.5
Income (loss) from discontinued operations....................       (3.8)       4.3       (0.2)        --
Charge for discontinued operations............................         --         --     (313.0)        --
                                                                ---------  ---------  ---------  ---------
Net income (loss).............................................       48.4       83.6     (237.4)      85.5
Preferred dividends...........................................       13.3       13.3       13.3       13.4
                                                                ---------  ---------  ---------  ---------
Net income (loss) applicable to Common stock..................  $    35.1  $    70.3  $  (250.7) $    72.1
                                                                =========  =========  =========  =========

Income (loss) per Common Share:
  Primary:
    Continuing operations.....................................  $    0.34  $    0.58  $    0.55  $    0.63
    Discontinued operations...................................      (0.03)      0.04      (2.75)        --
                                                                ---------  ---------  ---------  ---------
    Net income (loss).........................................  $    0.31  $    0.62  $   (2.20) $    0.63
                                                                =========  =========  =========  =========
  Fully diluted:
    Continuing operations.....................................  $    0.34  $    0.58  $    0.55  $    0.63
                                                                =========  =========  =========  =========
    Net income (loss).........................................  $    0.31  $    0.62  $   (2.20) $    0.63
                                                                =========  =========  =========  =========