Form 10-K405, Exhibit 13
period 1996-12-31
COOPER INDUSTRIES INC
filed 1997-03-31
CIK 24454

                                                                    EXHIBIT 13


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

STATEMENTS OF OPERATIONS RECLASSIFICATIONS

     The 1995 and 1994 financial data related to revenues and operating data has been reclassified to conform to the 1996 format. The reclassifications had no effect on segment operating earnings or net income (loss). See Note 1 of the Notes to Consolidated Financial Statements for further information.

OVERVIEW

     Acquisitions and Divestitures During the last three years, Cooper's continuing operations have completed 16 acquisitions and three divestitures, including the sale of its forging business, Cameron Forged Products, through an exchange for Wyman-Gordon Company common stock. Cooper also exited the large power transformer business in 1994. In addition, in 1994, Cooper completed the pro rata distribution to shareholders of the common stock of Gardner Denver Machinery Inc., and in 1995, divested the remaining businesses comprising the former Petroleum & Industrial Equipment segment through an exchange offer with shareholders for common stock of Cooper Cameron Corporation ("Cooper Cameron"). The acquisitions have been in complementary product lines that enhance areas of strength, while the dispositions have been of noncore or under-performing businesses. In the third quarter of 1996, Cooper engaged an investment banking firm to evaluate the possible sale or strategic realignment of its Kirsch window treatments division. Cooper signed a letter of intent for the sale of the Kirsch division in January 1997. The consummation of the sale is subject to government antitrust clearance. For the year ended December 31, 1996, Kirsch had revenues of $253 million.

     Nonrecurring Gains and Expenses In the third quarter of 1995, Cooper began to sell the common shares of Belden Inc. ("Belden") that it retained following the 1993 initial public offering of Belden's common stock. In 1996, Cooper sold the remaining common shares of Belden and all of the shares of Cooper Cameron retained in the 1995 exchange offer with shareholders. During 1996, Cooper initiated a strategic review of most of its businesses and operations. Actions resulting from this review included the decision to retain an investment banking firm to evaluate the possible sale of Kirsch; a change in the strategic direction of the automotive brake business and the write-down of long-lived assets and goodwill associated with certain brake product lines; and nonrecurring charges related primarily to facility closings and consolidations and resolution of environmental litigation. During 1996, Cooper incurred nonrecurring charges, which, when combined with the realization of gains from the sale of marketable equity securities, resulted in a net gain of $.05 per share. In 1995, Cooper recognized gains from the sale of the Belden marketable equity securities of $.05 per share. Cooper is continuing to strategically review product lines and geographic manufacturing and distribution, which could result in future charges in the Tools & Hardware and Automotive Products segments. See Notes 2 and 6 of the Notes to Consolidated Financial Statements for further information. Cooper will also incur severance costs related to facility closings and consolidations that had not been completed as of December 31, 1996 as these costs are expensed when the employees affected are notified.

     Capitalization On January 1, 1995, Cooper exchanged all of its outstanding $1.60 Convertible Exchangeable Preferred Stock for $691.2 million of 7.05% Convertible Subordinated Debentures due 2015 and $3.8 million in cash related to fractional shares. While the exchange boosted the debt-to-total capitalization ratio above Cooper's preferred target, it generated in excess of $20 million per year of additional net cash flows. On January 22, 1997, Cooper called for redemption $190 million of the 7.05% Convertible Subordinated Debentures of which $165.4 million was converted to approximately 4 million shares of Cooper Common stock and $24.6 million was redeemed for cash on February 21, 1997. On March 5, 1997, Cooper announced that it will call an additional $300 million of the 7.05% Convertible Subordinated Debentures for redemption on April 18, 1997. On June 30, 1995, Cooper reduced common shares outstanding by 9.5 million shares through the completion of the exchange offer with shareholders for the common stock of Cooper Cameron. In December 1995, Cooper issued $222.8 million in 6% Exchangeable Notes (DECS(SM) -- Debt Exchangeable for Common Stock) due January 1, 1999. The notes are mandatorily exchangeable into shares of Wyman-Gordon common stock owned by Cooper or, at Cooper's option, into cash in lieu of shares. The notes are in effect a monetization of Cooper's investment in Wyman-Gordon common stock and will result in Cooper realizing a minimum after-tax gain of $100.6 million at maturity of the notes. In addition, Cooper retained the first 16% of appreciation in the fair market value of the Wyman-Gordon common stock between the date of issuance of the notes and their maturity, plus 13.8% of any additional appreciation beyond the first 16%.

     Cooper has invested $599.0 million in capital assets related to modernization and expansion of facilities plus significant amounts related to the integration of newly-acquired businesses and the revitalization of existing ones during the last three years. More important, the Cooper of 1996 is a much different company than it was in 1993, and one that the Company believes is well prepared for the increasingly competitive global marketplace.

     The financial information and discussions that follow, along with the Consolidated Financial Statements and related footnotes, will aid in understanding Cooper's results of operations as well as its financial position, cash flows and indebtedness.

REVENUES

                                                                  YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                 1996       1995       1994
                                                               --------   --------   --------
                                                                       (IN MILLIONS)
Electrical Products.........................................   $2,407.5   $2,089.7   $2,034.8
Tools & Hardware............................................      973.0      962.4      897.9
Automotive Products.........................................    1,903.2    1,758.8    1,579.8
                                                               --------   --------   --------
          Total Revenues                                       $5,283.7   $4,810.9   $4,512.5
                                                               ========   ========   ========

     1996 vs. 1995 Revenues Cooper's 1996 revenues increased 10% over 1995. Excluding the impact of seven 1996 acquisitions, three 1995 acquisitions (including the CEAG acquisition on December 31, 1995) and one small 1996 divestiture, revenues for 1996 were up 5%.

     The Electrical Products segment comprised approximately 46% of Cooper's total revenues in 1996, as revenues increased 15% over 1995. Excluding the effects of three 1996 acquisitions and two 1995 acquisitions (including the CEAG acquisition on December 31, 1995), revenues increased 6%. Sales of electrical construction materials, lighting fixtures and power distribution products benefited from continued strength in industrial production and commercial and industrial construction and renovation activity. Strong international demand for a number of the segment's transformer and power management products and a recovery from the 1995 economic downturn in Mexico contributed to the revenue increase. New product introductions also added to revenues in 1996.

     The Tools & Hardware segment made up approximately 18% of Cooper's total revenues in 1996, with revenues increasing slightly over the 1995 level. Excluding the effects of two small 1996 acquisitions, revenues were flat when compared to 1995. Sales of power tools and assembly equipment continue to grow to meet demand from the automotive and aircraft assembly industries, both domestically and internationally. However, slowing demand in the European markets for hand tools and drapery hardware products and the disruptions from the implementation of a new hand tools distribution center in North America offset the revenue gains from power tools and assembly equipment.

     The Automotive Products segment contributed approximately 36% of Cooper's total revenues in 1996, with revenues increasing 8% over 1995. Excluding the effects of two 1996 acquisitions and one 1995 acquisition, revenues increased 5% over last year. Harsh winter weather and lean distributor inventories boosted domestic aftermarket demand for wiper blades and ignition products early in the year. New customers for lighting products and a partial recovery from the 1995 economic downturn in Mexico also increased revenues. Product sales for the original equipment market improved as a result of increased light vehicle production and increased placement of products on new vehicle platforms. However, a decline in sales of temperature control products, the result of a mild summer and related product returns; a decline in domestic sales of heavy duty brake components, the result of decreases in original equipment production; and lower European aftermarket sales, influenced by weak economic conditions there, offset some of the gains made in other product categories.

     1995 vs. 1994 Revenues Cooper's 1995 revenues increased 7% over 1994. Excluding the impact of two 1995 acquisitions (the acquisition of CEAG on December 31, 1995 had no effect on revenues in 1995), six 1994 acquisitions, one 1994 divestiture and the closure of the large power transformer business, revenues for 1995 were up 3%.

     The Electrical Products segment comprised approximately 43% of Cooper's total revenues in 1995, with revenues increasing 3% over 1994. Excluding the effects of four small acquisitions and the closure of the large power transformer business in 1994, revenues increased 5%. Steady demand from maintenance, repair and renovation activity continued to benefit the Electrical Products segment. Electrical circuit protection products, lighting fixtures and power distribution products all benefited from the continued strength of industrial production and nonresidential construction. Product-line additions and new product introductions also added to revenues in 1995. Offsetting a portion of these increases was a significant decline in revenues in Mexico as a result of the economic downturn in that country that followed the December 1994 devaluation of the Mexican currency.

     The Tools & Hardware segment, which was not affected by acquisitions or divestitures, comprised approximately 20% of Cooper's total revenues in 1995, with revenues increasing 7% over 1994. Continued strength in domestic commercial construction and industrial production and the impact of new product introductions benefited demand for domestic hand tools, power tools and drapery hardware. However, the slowdown in home construction activity and sales of existing homes tempered the gains made in hand tool and window treatment sales. European demand held up well throughout the year.

     The Automotive Products segment comprised approximately 37% of Cooper's total revenues in 1995, with revenues increasing 11% over 1994. Excluding the effects of one 1995 acquisition, three 1994 acquisitions, and one 1994 divestiture, revenues for the segment decreased about 2%. Weakness in the domestic aftermarket, as a result of reduced vehicle maintenance activity, consolidations within the distribution channels and competitive market conditions, affected demand for many products. In addition, demand from Mexico and Latin America slowed significantly during 1995 due to the economic downturn in Mexico following the devaluation of Mexico's currency in December 1994. Domestic original equipment demand held up relatively well throughout the year, while European product demand for both original equipment and aftermarket products continued its modest growth.

SEGMENT OPERATING EARNINGS

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                                1996     1995     1994
                                                               ------   ------   ------
                                                                    (IN MILLIONS)
Electrical Products.........................................   $405.3   $355.5   $326.3
Tools & Hardware............................................    111.4    111.2    102.4
Automotive Products.........................................     87.3    180.7    190.1
                                                               ------   ------   ------
          Segment Operating Earnings                           $604.0   $647.4   $618.8
                                                               ======   ======   ======

     1996 vs. 1995 Segment Operating Earnings Segment operating earnings in 1996 include an $85.3 million write-down of assets in the Automotive Products segment and $21.7 million in other nonrecurring charges related primarily to facility closings and consolidations. The write-down of assets in the Automotive Products segment will reduce depreciation and amortization costs equivalent to approximately $.03 per share in 1997. The other nonrecurring charges have an insignificant impact on future earnings and the future expenditures related to facility closings and consolidation are expected to be immaterial. See Note 2 of Notes to Consolidated Financial Statements. Excluding nonrecurring charges of $107 million, segment operating earnings in 1996 increased 10% over 1995. Acquisitions contributed approximately $45 million or 7% of the increase in segment operating earnings over 1995.

     The Electrical Products segment operating earnings improved 14% from a year ago, and contributed 57% of the Company's total segment operating earnings. Return on revenues decreased only slightly in 1996 to 16.8% due to an unfavorable mix of power distribution products and a proportionately lower contribution of higher-margin fuse products. Three 1996 acquisitions and two 1995 acquisitions, including CEAG, added approximately $36 million of incremental earnings to 1996. Excluding this impact, segment operating earnings were up 4% over 1995. This resulted from the growth in revenues from improvements in construction markets, cost reduction efforts and a more favorable product line mix beginning in the third quarter of 1996. The 1996 Electrical Products segment operating earnings include a $3 million nonrecurring charge primarily related to the anticipated loss on the sale of property and equipment at a facility that will be closed.

     The Tools & Hardware segment operating earnings were flat when compared to last year with the segment contributing 16% of total segment operating earnings before nonrecurring charges. The incremental earnings impact from two 1996 acquisitions was less than $2 million. Return on revenues of 11.4% in 1996 was just below the 1995 level of 11.6%. The favorable impact from prior cost-improvement actions, including the consolidation of forged hand tools manufacturing, and increased sales of power assembly tools were offset by implementation costs incurred in the warehouse and distribution system conversion at the hand tools operations, nonrecurring expenses of $2 million for legal and other costs related to sales of imported mini blinds containing lead paint, and the effects of slower European markets.

     The Automotive Products segment operating earnings, before nonrecurring expenses of $102 million, increased 5% from 1995 and contributed 27% of total segment operating earnings. Two acquisitions provided all of the increase in the Automotive Products segment operating earnings. Return on revenues, before nonrecurring expenses, declined from 10.3% in 1995 to 9.9% in 1996. Increased sales in the North American market for most ignition, wiper, lighting and steering and suspension products in 1996 contributed to earnings. However, the North American reduction in production of vehicles utilizing heavy-duty brake products; continuing severe price competition for brake and temperature control products and a weak European aftermarket offset the increased sales and related earnings and contributed to the decline in return on revenues. In addition, customer changeover costs more than doubled in 1996 as a result of adding two new large customers and several smaller customers. Price competition continued in 1996, offsetting many of the efficiency gains achieved through facility consolidations.

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

     The Tools & Hardware segment operating earnings, which were not affected by either divestitures or acquisitions in the year-to-year comparisons, increased 9% with the segment contributing 17% of total segment operating earnings. Return on revenues increased slightly over 1994 from 11.4% to 11.6%. Operating earnings for this segment benefited from the improvement in sales of hand and power tools and drapery hardware and leveraging of fixed costs. These benefits more than offset expenses related to disruptions from plant consolidation programs and several new product introductions.

     The Automotive Products segment operating earnings decreased 5%, with the segment contributing 28% of total segment operating earnings. A 1994 divestiture had an insignificant impact on the year-to-year segment operating earnings comparison. However, four acquisitions added approximately $45 million to the segment's operating earnings. The return on revenues declined from 12.0% in 1994 to 10.3% in 1995. Gains from product additions and business consolidations were more than offset by weak domestic aftermarket demand, continued severe price competition and initial costs incurred in obtaining several new distribution accounts. Additionally, the decline in Mexican demand from the December 1994 devaluation of the Mexican currency negatively impacted operating earnings during 1995.

OTHER INCOME AND EXPENSE

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                                1996     1995     1994
                                                               ------   ------   ------
                                                                    (IN MILLIONS)
Segment Operating Earnings..................................   $604.0   $647.4   $618.8
Other Income................................................    173.4     37.2     33.2
General Corporate Expense...................................    (77.3)   (55.6)   (74.0)
Interest Expense............................................   (142.1)  (151.0)   (73.3)
                                                               ------   ------   ------
  Income from Continuing Operations before Income Taxes.....   $558.0   $478.0   $504.7
                                                               ======   ======   ======

     1996 vs. 1995 Other Income Other income increased $136 million in 1996 compared to 1995. The gains on the sale of marketable equity securities of Belden and Cooper Cameron totaling $150.4 million in 1996 compared to $11.7 million in 1995 represented the majority of the change. See Note 6 of Notes to Consolidated Financial Statements.

     1995 vs. 1994 Other Income Other income increased $4 million in 1995, primarily from an $11.7 million gain on the sale of Belden common shares offset by a decrease in the amount received from Belden under a tax sharing agreement.

     1996 vs. 1995 General Corporate Expense General corporate expenses increased $22 million in 1996 compared to 1995. The 1996 general corporate expense includes $10.9 million in nonrecurring expenses. Most of the nonrecurring expense related to environmental litigation. The remainder of the increase from 1995 is related to costs in connection with the stock incentive plan adopted by shareholders in 1996, increased corporate charitable contributions and severance and retirement expenses.

     1995 vs. 1994 General Corporate Expense General corporate expenses decreased $18.4 million in 1995 primarily as a result of the downsizing of the corporate office in 1995, a reduction in postemployment benefit costs retained in the divestiture of businesses, and reductions from the 1994 level of corporate charitable contributions.

     1996 vs. 1995 Interest Expense Interest expense decreased $8.9 million in 1996 from the 1995 level. The decline was driven by lower average interest rates and lower average debt levels.

     1995 vs. 1994 Interest Expense Interest expense increased $77.7 million in 1995. Approximately $48.7 million of the increase was the result of Cooper exchanging on January 1, 1995, all of the outstanding $1.60 Convertible Exchangeable Preferred Stock for $691.2 million of 7.05% Convertible Subordinated Debentures due 2015 and $3.8 million in cash related to fractional shares. While the exchange increased interest expense, it eliminated preferred dividends of $53.3 million, which were not tax deductible, generating in excess of $20 million per year of additional net cash flows. The remainder of the increase in interest expense is approximately equally attributable to the higher average debt outstanding in 1995 following the fourth quarter 1994 acquisitions of Abex Friction Products and Zanxx and an increase in the average interest rate on outstanding debt.

INCOME FROM CONTINUING OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1996     1995     1994
                                                              ------   ------   ------
                                                                (IN MILLIONS, EXCEPT
                                                                  PER SHARE DATA)
Income from Continuing Operations before Income Taxes.......  $558.0   $478.0   $504.7
Income Taxes................................................   242.6    197.4    211.9
                                                              ------   ------   ------
Income from Continuing Operations...........................  $315.4   $280.6   $292.8
                                                              ======   ======   ======
Fully Diluted Earnings per Share from Continuing
  Operations................................................  $ 2.77   $ 2.41   $ 2.10
                                                              ======   ======   ======

     1996 vs. 1995 Income from Continuing Operations Income from continuing operations before income taxes, exclusive of the third quarter 1996 gain of $107.2 million on the sale of marketable equity securities and the $85.3 million write-down in the Automotive Products segment, increased 12% to $536.1 million compared to $478.0 million in 1995. The increase results primarily from the increase in operating earnings and the reduction in interest expense offset partially by an increase in general corporate expense.

     The effective tax rate increased to 43.5% in 1996 from 41.3% in 1995. The increase resulted primarily from the third quarter asset write-down in the Automotive Products segment, which included a write-down of goodwill that was not deductible for income tax purposes. Excluding the third quarter gain on the sale of marketable equity securities and the nonrecurring write-down, the effective tax rate decreased from 41.3% in 1995 primarily as a result of higher earnings decreasing the impact of nondeductible goodwill amortization.

     Income from continuing operations increased 12% due to the factors outlined above, while fully diluted earnings per share from continuing operations increased 15%. The full-year impact of the reduction in average shares outstanding resulting from the Cooper Cameron Exchange Offer completed in mid-year 1995, accounted for $.09 per share of the earnings per share increase. See Discontinued Operations on page A-6. Both 1996 and 1995 earnings per share include a net contribution (net of nonrecurring expenses in 1996) of $.05 per share from the sale of marketable equity securities.

     1995 vs. 1994 Income from Continuing Operations Income from continuing operations before income taxes for 1995 decreased 5%. This decrease reflects the increase in segment operating earnings and the decrease in general corporate expenses offset by the 106% increase in interest expense as discussed under "1995 vs. 1994 Interest Expense."

     The effective tax rate decreased slightly from 42.0% in 1994 to 41.3% in 1995. Income from continuing operations decreased 4% due to the combination of the above factors, while fully diluted earnings per share from continuing operations increased by 15%. The reduction in average shares outstanding resulting from the Cooper Cameron Exchange Offer in mid-year 1995, the Preferred Stock being antidilutive in 1994 and the increased income available to Common shareholders resulting from the Preferred Stock conversion, each contributed to the earnings per share increase.

PERCENTAGE OF REVENUES

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1996     1995     1994
                                                              ------   ------   ------
Revenues....................................................  100.0%   100.0%   100.0%
Cost of Sales...............................................   68.4%    68.5%    67.8%
Selling and Administrative Expenses.........................   18.3%    17.5%    18.1%

     Historically, Cooper has reported depreciation and amortization as a separate line in its statements of operations and, until the third quarter of 1996, reported other income as a component of revenue. The statements of operations for the years ended December 31, 1996, 1995 and 1994 have been reclassified to (i) conform the classification of amounts billed to customers and refunded upon the return of a rebuildable part; (ii) include depreciation expense in its natural expense categories of cost of sales and selling and administrative expenses; (iii) reflect goodwill amortization as a separate line item; and (iv) include other income and expenses as a separate line item. The new statements of operations presentation is more consistent with the presentation of other companies in similar lines of business. The reclassifications have an insignificant effect on the previously reported year-to-year comparison of cost of sales and selling and administrative expenses. See Note 1 of the Notes to Consolidated Financial Statements for further information.

     1996 vs. 1995 Percentage of Revenues Cost of sales, as a percentage of revenues, declined to 68.4% from 68.5% in 1995. The improvement in the cost of sales percentage reflects the continued improvement in operating efficiencies achieved through manufacturing and distribution improvement programs, the emphasis beginning in 1995 on top line growth through new products, market penetration and acquisitions offset in part by disruptions resulting from consolidations and facility closings and the large increase in transformer sales, which carry a lower margin. Excluding nonrecurring expenses in 1996, cost of sales as a percentage of revenues declined to 68.2%. Selling and administrative expenses, as a percentage of revenues, increased to 18.3% in 1996 from 17.5% in 1995. Excluding nonrecurring expenses, selling and administrative as a percentage of revenues, increased to 17.9%. The increase of .4 points in 1996, excluding nonrecurring charges, is primarily attributable to higher selling and administrative expenses of the CEAG acquisition acquired December 31, 1995, the higher corporate general expenses discussed under "General Corporate Expense", additional investments in personnel and other sales expenses, primarily in the businesses comprising the Electrical Products segment, and high customer changeover expenses in the Automotive Products segment.

     1995 vs. 1994 Percentage of Revenues As a percentage of revenues, cost of sales increased to 68.5% from 67.8% and selling and administrative expenses decreased to 17.5% from 18.1%. The .7 percentage point increase in the cost of sales percentage is primarily attributable to the weakness and competitive conditions in the Automotive Products aftermarket and operating inefficiencies related to facility consolidations. The decline in selling and administrative expenses as a percentage of revenues was primarily a result of management's efforts to increase productivity and reduce inefficiencies in all segments and the corporate office.

DISCONTINUED OPERATIONS

     In September 1994, Cooper announced its decision to discontinue its Petroleum & Industrial Equipment segment through an exchange offer with holders of Cooper Common stock. On June 30, 1995, Cooper's Common shareholders exchanged
9.5 million shares of their Cooper Common stock for common stock of Cooper Cameron Corporation, a newly formed company that included all of the assets and liabilities of the four divisions that comprised Cooper's Petroleum & Industrial Equipment segment, as well as $375 million of allocated indebtedness. Operating results of the Petroleum & Industrial Equipment segment are reported as discontinued operations in the consolidated statements of operations. See Note 19 of the Notes to Consolidated Financial Statements for additional information.

     Cooper's consolidated results for 1994 included income from the operations of the discontinued Petroleum & Industrial Equipment segment of $.3 million. The 1994 results include the operations through September 30, 1994, the date the segment was reflected as a discontinued operation.

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

     The Petroleum & Industrial Equipment segment revenues were $523.1 million for the six-month period ended on the exchange date of June 30, 1995 and $1.11 billion during the year ended December 31, 1994. Excluding the effects of the spinoff of Gardner Denver Machinery Inc. during 1994, the decline in revenues was 22% in 1994. This decline resulted primarily from the drop in oil prices in late 1993 that caused many of the customers for products produced by the discontinued operations to delay or cancel anticipated orders. The magnitude and suddenness of the downturn exceeded the ability of the operations to reduce costs, resulting in a significant decline in margins. In addition, competitive pricing caused margins to decline even further.

EARNINGS OUTLOOK

     The following sets forth the Company's general earnings outlook for 1997, based on current expectations. The statements are forward looking and actual results may differ materially. The comparative figures for 1997 include the effects of acquisitions and divestitures made during 1996 and exclude the Kirsch division from the Tools & Hardware segment in 1996 and 1997.

     The Company expects revenues to increase by approximately five percent or more for each business segment. The Company expects operating earnings for the Electrical Products segment to increase by approximately five to 10 percent. Operating earnings for the Tools & Hardware segment are expected to increase by approximately 10 percent or more. Operating earnings for the Automotive Products segment are expected to increase by approximately 15 percent or more.

     The above forward looking statements involve a number of assumptions, risks and uncertainties. The primary economic assumptions include, without limitation,
(i) modest growth in the domestic economy; (ii) no further weakening in European markets; (iii) a modest increase in construction spending worldwide; (iv) no significant change in raw material costs; and (v) no major customer consolidation in the automotive aftermarket. The estimates also assume, without limitation, no significant change in competitive conditions and such other risk factors as are discussed from time to time in the Company's periodic filings with the Securities and Exchange Commission.

PRICING AND VOLUME

     In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

     It is Cooper's best judgment that, excluding the year-to-year effects of acquisitions and divestitures, unit volume increased in the Electrical Products and Automotive Products segments but declined in the Tools & Hardware segment in 1996. During 1995, unit volume increased in the Electrical Products and Tools & Hardware segments and decreased in the Automotive Products segment due to the weak domestic aftermarket.

     During the three-year period ending in 1996, Cooper was unable to increase prices to fully offset cost increases in selected product offerings in all segments. Cooper has been able to control costs through manufacturing improvements and other actions during this period so that the inability to increase prices has not significantly affected profitability in the segments, except for power equipment products within the Electrical Products segment during 1994.

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

LIQUIDITY AND CAPITAL RESOURCES

  Operating Working Capital

     For purposes of this discussion, operating working capital is defined as receivables and inventories less accounts payable.

     In 1996, operating working capital decreased $58 million as a reduction in accounts receivable of $33 million and an increase in accounts payable of $32 million contributed to the improvement. Operating working capital turns increased in excess of 10%.

     In 1995, operating working capital decreased $16 million primarily driven by a reduction of inventories during the year. All three segments contributed to the reduction of inventory. Management attention was focused in 1995 on reducing the build up of inventories that occurred in 1994.

     During 1994, operating working capital increased by $135 million, reflecting increases in receivables and inventories, partially offset by higher accounts payable. The increase in receivables resulted from revenue growth and an industry-wide trend to an increased use of extended terms for receivables as a basis for competition. The increase in inventory occurred in all three segments and resulted from revenue growth in addition to initially higher inventory levels related to various warehouse and other consolidation projects.

  Cash Flows

     Net cash provided by operating activities in 1996 totaled $562 million. The cash generated from operating activities, and $259 million provided from the sales of marketable equity securities (See Note 6 of the Notes to Consolidated Financial Statements) and fixed assets, was utilized to finance acquisitions of $257 million, capital expenditures of $202 million, dividends of $143 million and debt reduction of $227 million.

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

     In connection with accounting for purchase business combinations, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. Cash flow from operating activities for each of the three years in the period ended December 31, 1996, is reduced by the amounts expended on the various accruals established in connection with each acquisition. At December 31, 1996, Cooper had accruals totaling $48.0 million related to these activities. Cooper spent $24.3 million, $47.0 million and $61.3 million in 1996, 1995 and 1994, respectively. Spending in 1997 and future years is not expected to be at these levels, as most of the major projects related to earlier acquisitions have been completed and recent acquisitions do not involve significant restructuring activities. Cooper does not believe that future spending will impair Cooper's overall financial flexibility. See Note 7 of the Notes to Consolidated Financial Statements for further information.

  Debt

     The ratio of debt to total capitalization was 50.3%, 54.5% and 36.3% at year-end 1996, 1995 and 1994, respectively. The 1996 debt-to-total capitalization ratio includes the noncash effect of marking the DECS to market. Without this mark to market increase, the debt-to-total capitalization ratio would have been 49.0% at December 31, 1996. The increase in the 1995 ratio reflected the exchange, on January 1, 1995, of the $1.60 Convertible Exchangeable Preferred Stock for 7.05% Convertible Subordinated Debentures and the $614.1 million reduction in shareholders' equity from the June 30, 1995 exchange of Cooper Common shares for Cooper Cameron common shares. See Notes 8 and 19 of the Notes to Consolidated Financial Statements for further information on the terms of the debentures and the exchange offer.

     During 1996, Cooper filed a shelf registration statement for $300 million of medium-term notes. By December 31, 1996, $50 million of five-year notes had been issued at an average rate of 5.74%.

     On January 22, 1997, Cooper announced a call for redemption of $190 million of its $690 million of 7.05% Convertible Subordinated Debentures due 2015. Holders converted $165.4 million of the debentures to approximately 4 million shares of Cooper Common Stock and $24.6 million was redeemed for cash. See Note 8 of Notes to Consolidated Financial Statements. On March 5, 1997, Cooper announced that it will call an additional $300 million of the 7.05% Convertible Subordinated Debentures for redemption on April 18, 1997. The Company expects these actions to result in positive cash flow and modest earnings improvement.

     As a result of the higher-than-normal debt ratio discussed above, Cooper has and will be placing increased emphasis on maximizing the cash flows from its operations and reducing its investment in working capital. In addition, Cooper continues to explore other actions to reduce the debt ratio to Cooper's target range of 35 to 45%.

  Capital Expenditures and Commitments

     Spending on capital projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand product capacity was $202 million in 1996, $188 million in 1995 and $209 million in 1994. Projected commitments for capital expenditures for 1997 amount to $209 million. The commitments for 1997 include approximately $114 million for various cost-reduction and capacity-maintenance projects, including machinery and equipment modernization and enhancement and computer hardware and software projects, $32 million for capacity expansion, $13 million related to environmental matters and $50 million for other items.

RECENTLY ISSUED ACCOUNTING STANDARDS

     Statement of Position 96-1 ("SOP 96-1"), Environmental Remediation Liabilities, was issued in October 1996 and its provisions are effective for fiscal years beginning after December 15, 1996. SOP 96-1 provides guidance on the recognition and measurement of environmental liabilities, including benchmarks to determine when environmental liabilities should be recognized. Cooper's current accounting policies comply with all of the significant provisions of SOP 96-1.

                              REPORT OF MANAGEMENT

     The management of Cooper Industries is responsible for the preparation, integrity and fair presentation of the accompanying Consolidated Financial Statements. Such Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management. Management also prepared the other information included in the 1997 Proxy Statement and is responsible for its accuracy and consistency with the Consolidated Financial Statements.

     The Consolidated Financial Statements have been audited by an independent accounting firm, Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of meetings of shareholders, the Board of Directors, and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate.

     Cooper maintains a system of internal control designed to provide reasonable assurance to Cooper's management and Board of Directors that assets are safeguarded against loss, that transactions are authorized, executed and recorded in accordance with management's instructions, and accounting records are reliable for preparing published financial statements. The system of internal control includes: a documented organizational structure and division of responsibility; regular management review of financial performance and internal control activities; comprehensive written policies and procedures (including a code of conduct to foster a sound ethical climate) that are communicated throughout Cooper; and the careful selection, training and development of employees. Cooper's internal audit department monitors the operation of the internal control system and reports findings and recommendations to management and the Audit Committee. Prompt corrective action is taken to address control deficiencies and other opportunities for improving the internal control system.

     The Audit Committee of the Board of Directors, which is composed entirely of directors who are not officers or employees of Cooper, meets periodically with management, the independent auditors, and the director of internal audit to discuss the adequacy of internal control and to review accounting, reporting, auditing and other internal control matters. The internal and independent auditors have unrestricted access to the Audit Committee.

/s/ H. JOHN RILEY, JR.        /s/ D. BRADLEY McWILLIAMS.             /s/ TERRY A. KLEBE
  H. John Riley, Jr.          D. Bradley McWilliams                  Terry A. Klebe
Chairman, President and       Senior Vice President and              Vice President and
Chief Executive Officer       Chief Financial Officer                Controller

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cooper Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Cooper Industries, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Industries, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                /s/  Ernst & Young LLP

Houston, Texas
January 23, 1997

                            COOPER INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     YEAR ENDED DECEMBER 31,
                                                              -------------------------------------
                                                                1996          1995          1994
                                                              ---------     ---------     ---------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................   $5,283.7      $4,810.9      $4,512.5
Cost of sales...............................................    3,614.9       3,297.5       3,059.8
Selling and administrative expenses.........................      968.8         841.1         817.4
Goodwill amortization.......................................       65.2          60.8          55.2
Automotive asset write-down.................................       85.3            --            --
Other (income) expense, net.................................     (150.6)        (17.5)          2.1
Interest expense............................................      142.1         151.0          73.3
                                                               --------      --------      --------
  Income from continuing operations before income taxes.....      558.0         478.0         504.7
Income taxes................................................      242.6         197.4         211.9
                                                               --------      --------      --------
  Income from continuing operations.........................      315.4         280.6         292.8
Income from discontinued operations, net of taxes...........         --            --            .3
Charge for discontinued operations..........................         --        (186.6)       (313.0)
                                                               --------      --------      --------
          Net income (loss).................................   $  315.4      $   94.0      $  (19.9)
                                                               ========      ========      ========
Income (loss) per Common share
  Primary:
     Income from continuing operations......................   $   2.93      $   2.51      $   2.10
     Loss from discontinued operations......................         --         (1.67)        (2.74)
                                                               --------      --------      --------
          Net income (loss).................................   $   2.93      $   0.84      $  (0.64)
                                                               ========      ========      ========
  Fully diluted:
     Income from continuing operations......................   $   2.77      $   2.41      $   2.10
                                                               ========      ========      ========
          Net income (loss).................................   $   2.77      $   0.84      $  (0.64)
                                                               ========      ========      ========
Cash dividends per Common share.............................   $   1.32      $   1.32      $   1.32
                                                               ========      ========      ========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1996          1995
                                                              --------      --------
                                                                  (IN MILLIONS)
Cash and cash equivalents...................................  $   16.1      $   17.7
Receivables.................................................     959.4         992.7
Inventories.................................................     971.1         963.5
Other.......................................................     151.5         153.4
                                                              --------      --------
          Total current assets..............................   2,098.1       2,127.3
                                                              --------      --------
Property, plant and equipment, less accumulated
  depreciation..............................................   1,241.3       1,232.1
Intangibles, less accumulated amortization..................   2,154.9       2,226.0
Investments in marketable equity securities.................     367.1         406.2
Deferred income taxes and other assets......................      89.0          72.3
                                                              --------      --------
          Total assets......................................  $5,950.4      $6,063.9
                                                              ========      ========

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt.............................................  $   98.2      $   34.3
Accounts payable............................................     586.2         553.8
Accrued liabilities.........................................     581.8         626.7
Accrued income taxes........................................      37.3          10.4
Current maturities of long-term debt........................      77.8         157.2
                                                              --------      --------
          Total current liabilities.........................   1,381.3       1,382.4
                                                              --------      --------
Long-term debt..............................................   1,737.7       1,865.3
Postretirement benefits other than pensions.................     606.4         620.0
Other long-term liabilities.................................     334.8         479.8
                                                              --------      --------
          Total liabilities.................................   4,060.2       4,347.5
                                                              --------      --------
Common stock, $5.00 par value...............................     540.2         539.4
Capital in excess of par value..............................     150.1         141.6
Retained earnings...........................................   1,275.3       1,100.3
Unearned employee stock ownership plan compensation.........     (92.9)       (121.6)
Other.......................................................      17.5          56.7
                                                              --------      --------
          Total shareholders' equity........................   1,890.2       1,716.4
                                                              --------      --------
          Total liabilities and shareholders' equity........  $5,950.4      $6,063.9
                                                              ========      ========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1996       1995       1994
                                                              -------    -------    -------
                                                                      (IN MILLIONS)
Cash flows from operating activities:
  Net income (loss).........................................  $ 315.4    $  94.0    $ (19.9)
  Loss from discontinued operations.........................       --      186.6      312.7
                                                              -------    -------    -------
  Income from continuing operations.........................    315.4      280.6      292.8
  Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization..........................    233.8      218.8      199.0
     Deferred income taxes..................................     13.3       65.4       81.4
     Automotive asset write-down............................     85.3         --         --
     Gain on sales of marketable equity securities..........   (150.4)     (11.7)        --
     Changes in assets and liabilities:(1)
       Receivables..........................................     46.6      (12.1)     (71.3)
       Inventories..........................................      3.3       68.2      (60.4)
       Accounts payable and accrued liabilities.............     (1.2)      16.6       25.6
       Accrued income taxes.................................     28.5      (33.2)      (8.0)
       Other assets and liabilities, net....................    (12.2)     (42.3)    (138.4)
                                                              -------    -------    -------
          Net cash provided by operating activities.........    562.4      550.3      320.7
                                                              -------    -------    -------
Cash flows from investing activities:
  Cash paid for acquired businesses.........................   (257.2)     (11.9)    (280.6)
  Capital expenditures......................................   (201.9)    (188.4)    (208.7)
  Proceeds from sales of marketable equity securities.......    231.4       14.4         --
  Proceeds from sales of property, plant and equipment......     27.6       25.8       15.4
  Taxes paid in 1994 with respect to the 1993 gain on the
     sale of Belden Inc.....................................       --         --     (107.0)
  Other.....................................................      2.3        (.4)      24.8
                                                              -------    -------    -------
          Net cash used in investing activities.............   (197.8)    (160.5)    (556.1)
                                                              -------    -------    -------
Cash flows from financing activities:
  Proceeds from issuances of debt...........................    316.0      704.7      722.0
  Repayments of debt........................................   (542.7)    (890.3)    (307.1)
  Dividends.................................................   (142.6)    (164.0)    (205.9)
  Purchase of treasury shares...............................       --         --      (19.9)
  Activity under employee stock plans and other.............      1.7       (5.8)      21.7
                                                              -------    -------    -------
          Net cash provided by (used in) financing
            activities......................................   (367.6)    (355.4)     210.8
                                                              -------    -------    -------
Cash flows provided (used) by discontinued operations.......       --      (47.7)      40.4
Effect of exchange rate changes on cash and cash
  equivalents...............................................      1.4        5.7       (3.5)
                                                              -------    -------    -------
Increase (decrease) in cash and cash equivalents............     (1.6)      (7.6)      12.3
Cash and cash equivalents, beginning of year................     17.7       25.3       13.0
                                                              -------    -------    -------
Cash and cash equivalents, end of year......................  $  16.1    $  17.7    $  25.3
                                                              =======    =======    =======

---------------

(1) Net of the effects of acquisitions, divestitures and translation.

     The Notes to Consolidated Financial Statements are an integral part of these statements. See Note 18 for information on noncash investing and financing activities.

                            COOPER INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                    $1.60
                                                 CONVERTIBLE              CAPITAL                  UNEARNED
                                                 EXCHANGEABLE            IN EXCESS              EMPLOYEE STOCK
                                                  PREFERRED     COMMON    OF PAR     RETAINED   OWNERSHIP PLAN
                                                    STOCK       STOCK      VALUE     EARNINGS    COMPENSATION     OTHER
                                                 ------------   ------   ---------   --------   --------------   -------
                                                                              (IN MILLIONS)
BALANCE DECEMBER 31, 1993......................     $33.2       $571.3   $1,122.1    $1,526.5      $(125.2)      $(118.3)
  Net loss.....................................                                         (19.9)
  Common stock dividends.......................                                        (152.6)
  Preferred stock dividends....................                                         (53.3)
  Dividend -- stock of Gardner Denver Machinery
     Inc.......................................                                        (152.9)
  Acquisition of treasury stock, at cost.......                                                                    (19.9)
  Conversion of $1.60 Preferred to Common......      (2.7)        5.0       (20.1)                                  17.8
  Conversion of debentures.....................        .1                     3.4
  Stock issued under employee stock plans......                    .3          .4                                    3.5
  Sale of additional shares to ESOP............                   8.0        74.3                    (82.3)
  Principal payments by ESOP...................                                                       53.4
  Adjustment for minimum pension liability.....                                                                     12.3
  Translation loss.............................                                                                     (2.3)
  Unrealized gain on investments in marketable
     equity securities.........................                                                                     47.8
  Other activity...............................                              (3.6)        5.6          6.7           2.5
                                                    -----       ------   --------    --------      -------       -------
BALANCE DECEMBER 31, 1994......................      30.6       584.6     1,176.5     1,153.4       (147.4)        (56.6)
  Net income...................................                                          94.0
  Common stock dividends.......................                                        (148.4)
  Exchange of Common stock for Cooper Cameron
     common stock..............................                 (47.5)     (382.6)                     2.6
  Redemption of $1.60 Preferred for 7.05%
     Convertible subordinated debentures.......     (30.6)                 (664.4)
  Stock issued under employee stock plans......                   1.8        12.0
  Principal payments by ESOP...................                                                       25.4
  Adjustment for minimum pension liability.....                                                                      8.7
  Translation loss.............................                                                                    (15.0)
  Unrealized gain on investments in marketable
     equity securities.........................                                                                    119.6
  Other activity...............................                    .5          .1         1.3         (2.2)
                                                    -----       ------   --------    --------      -------       -------
BALANCE DECEMBER 31, 1995                              --       539.4       141.6     1,100.3       (121.6)         56.7
  Net income...................................                                         315.4
  Common stock dividends.......................                                        (142.6)
  Stock issued under employee stock plans......                   0.5         4.4
  Principal payments by ESOP...................                                                       28.7
  Adjustment for minimum pension liability.....                                                                     (1.5)
  Translation loss.............................                                                                     (4.9)
  Unrealized gain on investments in marketable
     equity securities.........................                                                                     30.2
  Reclassification from unrealized gain on sale
     of marketable equity securities...........                                                                    (63.1)
  Other activity...............................                    .3         4.1         2.2                         .1
                                                    -----       ------   --------    --------      -------       -------
BALANCE DECEMBER 31, 1996......................     $  --       $540.2   $  150.1    $1,275.3      $ (92.9)      $  17.5(1)
                                                    =====       ======   ========    ========      =======       =======

---------------

(1) At December 31, 1996, "Other" included the minimum pension liability of $(47.8) million, net of tax, cumulative translation adjustments of $(69.3) million and the unrealized gain on Cooper's investment in Wyman-Gordon, net of the increase in the market value of the DECS(SM), of $134.6 million, net of tax.

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The Consolidated Financial Statements include the accounts of Cooper Industries, Inc. ("Cooper") and its majority-owned subsidiaries. Affiliated companies are accounted for on the equity method where Cooper owns more than 20% but less than 50% of the affiliate unless significant economic, political or contractual considerations indicate that the cost method is appropriate.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS: For purposes of the consolidated statements of cash flows, Cooper considers all investments purchased with original maturities of three months or less to be cash equivalents.

INVENTORIES: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 71% and 70% of inventories at December 31, 1996 and 1995, respectively, were carried on the last-in, first-out (LIFO) method. The remaining inventories, which are primarily located outside the United States, are carried on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to group asset accounts, which in general have the following lives: buildings -- 10 to 40 years; machinery and equipment -- 3 to 18 years; and tooling, dies, patterns and other -- 5 to 10 years.

INTANGIBLES: Intangibles consist primarily of goodwill related to purchase acquisitions. With minor exceptions, the goodwill is being amortized over 40 years from the respective acquisition dates. The carrying value of Cooper's goodwill is reviewed by division or, if feasible, by acquisition at least annually or whenever there are indications that the goodwill may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on undiscounted cash flows over the remaining amortization periods, the carrying value of the goodwill will be reduced by the estimated shortfall in cash flows.

INVESTMENTS IN MARKETABLE EQUITY SECURITIES: Marketable equity securities received or retained in connection with the divestiture of businesses are reflected as available-for-sale securities and are stated at fair market value at each balance sheet date, with unrealized gains and losses, net of tax, reported as a component of shareholders' equity. The cost of securities sold is determined based on the specific identification method for purposes of recording realized gains and losses.

INTEREST RATE SWAP AGREEMENTS: Cooper uses interest rate swaps to manage its interest rate risk. The interest rate differential to be received or paid is recognized over the lives of the interest rate swaps as an adjustment to interest expense.

STATEMENTS OF OPERATIONS RECLASSIFICATIONS: The 1995 and 1994 consolidated statements of operations and the 1996 consolidated statement of operations included in a press release and filed in a Form 8-K with the Securities and Exchange Commission have been reclassified to (i) conform the classification of amounts billed to customers and refunded upon the return of a rebuildable part;
(ii) include depreciation expense in its natural expense categories of cost of sales and selling and administrative expenses; (iii) reflect goodwill amortization as a separate line item; and (iv) include other income and expenses as a separate line item. The reclassifications resulted in a decrease in revenue in Cooper's Automotive Products segment for amounts billed to customers and refunded when the customer returns a rebuildable part. Previously, several businesses of Cooper presented these billings and refunds in various manners. The conforming of the classification of these billings and refunds and the other reclassifications had no effect on segment operating earnings or net income
(loss). The new statements of operations presentation is more consistent with the presentation of other companies in similar lines of business.

RECENTLY ISSUED ACCOUNTING STANDARDS: Statement of Position 96-1 ("SOP 96-1"), Environmental Remediation Liabilities, was issued in October 1996 and its provisions are effective for fiscal years beginning after December 15, 1996. SOP 96-1 provides guidance on the recognition and measurement of environmental liabilities, including

                            COOPER INDUSTRIES, INC.

benchmarks to determine when environmental liabilities should be recognized. Cooper's current accounting policies comply with all of the significant provisions of SOP 96-1.

NOTE 2: NONRECURRING CHARGES

     During the third quarter of 1996 Cooper completed a strategic review of its automotive brake business, resulting in a write-down of approximately 21% of the long-lived assets of the business. The Wagner brake product lines, acquired as part of the McGraw-Edison acquisition in 1985, have been subjected to intense competitive pricing over the last several years and an anticipated profitability improvement during 1996 was not being realized. As a result of the review of the Wagner brake products, Cooper is replacing Wagner technology with technology acquired through the fourth quarter 1994 acquisition of Abex Friction Products. Based on the strategic review, Cooper concluded that the projected undiscounted cash flows of certain Wagner product lines would not recover the carrying value of the long-lived assets and goodwill associated with these product lines. Accordingly, Cooper recorded an $85.3 million write-down, including $31.5 million in goodwill, in the third quarter of 1996.

     The write-down will reduce depreciation and amortization costs equivalent to approximately $.03 per share in 1997. However, Cooper will incur expenses executing its revised brake strategy, which could offset some of the benefit of the reduced depreciation and amortization in 1997. The third-quarter 1996 gain on the sale of marketable equity securities totaling $107.2 million when combined with the charge for the asset write-down, resulted in an insignificant impact on net income and earnings per share for the third quarter and the year ended December 31, 1996.

     During 1996, Cooper initiated a strategic review of most of its businesses. As a result of those actions and certain legal matters, Cooper incurred nonrecurring charges totaling $32.6 million during 1996. A total of $3.0 million was incurred in the Electrical Products segment primarily related to a write-down of property and equipment on a facility that will be closed; $2.0 million in the Tools & Hardware segment for legal and other costs related to sales of imported mini blinds containing lead paint; $16.7 million in the Automotive Products segment primarily related to costs incurred on facility closings and consolidations and implementation of new computer hardware and software; and $10.9 million of corporate costs primarily related to environmental litigation. Cooper anticipates future cost savings from the facility closings and consolidations and the implementation of new hardware and software at one of its businesses, however, the amounts are not quantifiable with any degree of accuracy. The nonrecurring charges of $32.6 million have an insignificant effect on future earnings and future expenditures are expected to be immaterial. During 1996, a portion of the gains on the sales of marketable equity securities coincided with the nonrecurring charges.

     Cooper is continuing to strategically review product lines and geographic manufacturing and distribution which could result in future charges in the Tools & Hardware and Automotive Products segments. Cooper also engaged an investment banking firm in the third quarter of 1996 to evaluate the possible sale or strategic realignment of its Kirsch window treatments division. Cooper signed a letter of intent for the sale of the Kirsch division in January 1997. The consummation of the sale is subject to government anti-trust clearance. If the division is sold, Cooper anticipates that a gain will be realized.

NOTE 3: ACQUISITIONS AND DIVESTITURES

     In 1996, Cooper completed seven small product-line acquisitions and one small divestiture. The total cost of the acquisitions was approximately $97.4 million. A total of $73.3 million of goodwill was recorded, on a preliminary basis, with respect to the acquisitions. Three acquisitions and the divestiture were in the Electrical Products segment, two were in the Tools & Hardware segment and two were in the Automotive Products segment.

     In 1995, Cooper completed one large acquisition, two small product-line acquisitions, and the divestiture, through an exchange offer with shareholders, of Cooper Cameron Corporation ("Cooper Cameron") (See Note 19). Effective December 31, 1995, Cooper acquired CEAG Sicherheitstechnik GmbH ("CEAG") from Asea Brown Boveri AG, Mannheim. The total cost of the acquisition, which was paid on January 5, 1996, was approximately $164 million. CEAG manufactures and markets explosion proof electrical products and business security and emergency lighting products. The two small product-line acquisitions had an aggregate cost of $13.5 million. A total of $139.5 million of goodwill was recorded with respect to the three acquisitions. One small acquisition was in the Automotive Products segment and the two other acquisitions were in the Electrical Products segment.

                            COOPER INDUSTRIES, INC.

     Cooper completed one large acquisition, five small product-line acquisitions and two divestitures in 1994, in addition to the divestitures discussed in Note 19. Effective December 30, 1994, Cooper acquired the Abex Friction Products Division of Abex, Inc. The total cost of the acquisition, including $.6 million of indebtedness assumed, was $207.4 million. Abex Friction Products manufactures and markets non-asbestos brake friction materials for passenger cars, light and heavy-duty trucks and off-road vehicles. The five smaller acquisitions had an aggregate cost of $73.2 million. A total of $252.1 million of goodwill was recorded, including 1995 revisions of $9.8 million, with respect to the six acquisitions. Of the five small acquisitions, two were in the Automotive Products segment and three were in the Electrical Products segment.

     In 1994 Cooper completed the sale of its forging business, Cameron Forged Products, to Wyman-Gordon Company ("Wyman-Gordon") in exchange for 16.5 million newly issued shares of Wyman-Gordon common stock (48% of Wyman-Gordon's issued common stock) and $5 million in cash and notes. In connection with Cooper's intention not to maintain this investment for a long period, in December 1995, Cooper issued three-year 6% mandatorily exchangeable notes, due January 1, 1999, exchangeable into the 16.5 million shares of Wyman-Gordon (See Notes 6 and 8). Cooper has limited representation on Wyman-Gordon's Board of Directors and is required, except in certain circumstances, to vote its shares in accordance with the position recommended by Wyman-Gordon's Board of Directors or proportionately with the vote of the other shareholders. As a result, the Wyman-Gordon stock has been accounted for as a marketable equity security. The historical revenues and earnings of Cameron Forged Products, which were included in the Petroleum & Industrial Equipment segment, have not been treated as part of discontinued operations in order to reflect that Cooper's investment in this business continued in a new form (See Note 19). During 1994, Cooper also completed the sale, for cash proceeds of $27.3 million, of a small operation in the Automotive Products segment that was initially acquired as part of the Moog acquisition in 1992 and distributed the common stock of Gardner Denver Machinery Inc. to Cooper's shareholders (See Note 19).

     The acquisitions have been accounted for as purchases and the results of the acquisitions are included in Cooper's consolidated statements of operations since the respective acquisition dates.

NOTE 4: INVENTORIES

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
                                                                 (IN MILLIONS)
Raw materials...............................................  $  302.9   $  281.1
Work-in-process.............................................     205.2      227.5
Finished goods..............................................     513.8      495.1
Perishable tooling and supplies.............................      54.2       55.0
                                                              --------   --------
                                                               1,076.1    1,058.7
Excess of current standard costs over LIFO costs............    (105.0)     (95.2)
                                                              --------   --------
          Net inventories...................................  $  971.1   $  963.5
                                                              ========   ========

                            COOPER INDUSTRIES, INC.

NOTE 5: PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1996        1995
                                                              ---------   ---------
                                                                  (IN MILLIONS)
Property, plant and equipment:
  Land and land improvements................................  $    82.9   $    83.3
  Buildings.................................................      569.7       561.8
  Machinery and equipment...................................    1,171.5     1,173.6
  Tooling, dies, patterns, etc..............................      171.0       145.3
  All other.................................................      303.0       204.9
  Construction in progress..................................      103.7        99.4
                                                              ---------   ---------
                                                                2,401.8     2,268.3
  Accumulated depreciation..................................   (1,160.5)   (1,036.2)
                                                              ---------   ---------
                                                              $ 1,241.3   $ 1,232.1
                                                              =========   =========
Intangibles:
  Goodwill..................................................  $ 2,614.7   $ 2,596.0
  Assets related to pension plans...........................        7.1         5.5
  Other.....................................................       10.7       103.8
                                                              ---------   ---------
                                                                2,632.5     2,705.3
  Accumulated amortization..................................     (477.6)     (479.3)
                                                              ---------   ---------
                                                              $ 2,154.9   $ 2,226.0
                                                              =========   =========

NOTE 6: INVESTMENTS IN MARKETABLE EQUITY SECURITIES

     At December 31, 1996, Cooper's investment in marketable equity securities consisted of its investment in Wyman-Gordon common stock (See Note 2) and at December 31, 1995, its investments in Belden Inc. ("Belden"), Wyman-Gordon and Cooper Cameron common stock (See Note 19). During 1996, Cooper sold the remaining common shares of Belden and all of the shares of Cooper Cameron common stock. In December 1995, Cooper issued DECS(SM) (Debt Exchangeable for Common Stock) which, at maturity, are mandatorily exchangeable into shares of Wyman-Gordon common stock or, at Cooper's option, into cash in lieu of shares. The number of shares or the amount of cash will be based on the average market value of Wyman-Gordon common stock on the 20 trading days prior to maturity on January 1, 1999 (the "WGC Maturity Price"). If the WGC Maturity Price is greater than or equal to $15.66 per share, the DECS(SM) will be exchangeable at maturity into 14.2 million shares of Wyman-Gordon common stock. If the WGC Maturity Price is less than or equal to $13.50 per share, the DECS(SM) will be exchangeable at maturity into 16.5 million shares of Wyman-Gordon common stock. If the WGC Maturity Price is between $13.50 and $15.66 per share, the DECS(SM) will be exchangeable into a number of shares of Wyman-Gordon common stock between 14.2 million and 16.5 million, based on an exchange ratio. If the DECS(SM) are redeemed for cash, the amount of cash will be equal to the number of Wyman-Gordon shares exchangeable under the terms of the DECS(SM) times the WGC Maturity Price. The DECS(SM) are a hedge of Cooper's investment in Wyman-Gordon common stock and will result in Cooper realizing a minimum after-tax gain of $100.6 million at maturity of the DECS(SM). This unrealized gain, plus any additional appreciation of the investment in Wyman-Gordon common stock since the issuance of the DECS(SM), is included in shareholders' equity as an unrealized gain on investments in marketable equity securities, net of tax. At December 31, 1996 Cooper's long-term debt includes an increase in the market value of Wyman-Gordon common stock exchangeable into DECS(SM) of $93.7 million. The offset to the debt increase, net of tax, decreased the unrealized gain on investments in marketable equity securities included in shareholders' equity.

     The aggregate fair value of the marketable equity securities was $367.1 million and $406.2 million at December 31, 1996 and 1995, respectively. Gross unrealized gains on investments in marketable equity securities were $300.8 million ($207.1 million, net of the increase in the fair market value of the DECS(SM)) and $257.6 million at December 31, 1996 and 1995, respectively. Marketable equity securities were sold for proceeds of $231.4 million and $14.4 million, resulting in realized gains of $150.4 million and $11.7 million during 1996 and 1995, respectively. Cooper

                            COOPER INDUSTRIES, INC.

incurred nonrecurring charges during 1996 which when combined with the gains from the sale of marketable equity securities resulted in Cooper realizing $.05 per share in 1996. In 1995, Cooper realized $.05 per share from the sale of marketable equity securities.

NOTE 7: ACCRUED LIABILITIES

                                                               DECEMBER 31,
                                                              ---------------
                                                               1996     1995
                                                              ------   ------
                                                               (IN MILLIONS)
Salaries, wages and employee benefit plans..................  $201.5   $213.0
Product and environmental liability accruals................    95.0    106.4
Commissions and customer incentives.........................    80.3     80.2
Facility integration of acquired businesses.................    48.0     65.6
Other (individual items less than 5% of total current
  liabilities)..............................................   157.0    161.5
                                                              ------   ------
                                                              $581.8   $626.7
                                                              ======   ======

     At December 31, 1996, Cooper had accruals of $30.7 million with respect to potential product liability claims and $132.2 million with respect to potential environmental liabilities, including $67.9 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

     The product liability accrual consists of $7.0 million of known claims with respect to ongoing operations, $13.3 million of known claims for previously divested operations and $10.4 million which represents an estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper had insurance coverage for individual 1996 claims above $3.0 million. Insurance levels have varied from year to year.

     Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $50.9 million related to sites owned by Cooper and $81.3 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a contributor. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties. Environmental liabilities are not generally subject to insurance recovery.

     It has been Cooper's consistent practice to include the entire product liability accrual and a significant portion of the environmental liability accrual as current liabilities, although only approximately 10-20% of the balance classified as current will be spent on an annual basis. The annual effect on earnings for product liability is essentially equal to the amounts disbursed. In the case of environmental liability, the annual expense is considerably smaller than the disbursements, since the vast majority of Cooper's environmental liability has been recorded in connection with acquired companies. The change in the accrual balances from year to year reflects the effect of acquisitions and divestitures as well as normal expensing and funding.

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

                            COOPER INDUSTRIES, INC.

     In connection with acquisitions accounted for using the purchase method of accounting, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. Significant accruals include systems integration costs, plant shut-down and realignment costs, and facility relocations. The following table summarizes the accrual balances and activity during each of the last three years:

                                            1996      1995      1994
                                           ------    ------    ------
                                                 (IN MILLIONS)
Activity during each year:
Balance, beginning of year..............   $ 65.6    $122.3    $169.7
Spending................................    (24.3)    (47.0)    (61.3)
Reclassifications.......................     (2.2)    (27.8)     (4.4)
Acquisitions -- initial allocation......      4.1        .1      11.8
Acquisitions -- final allocation
  adjustment............................      4.9      13.8        --
Translation.............................     (0.1)      4.2       6.5
                                           ------    ------    ------
Balance, end of year....................   $ 48.0    $ 65.6    $122.3
                                           ======    ======    ======
Balances by category of accrual:
Systems integration.....................   $  1.5    $ 11.5    $ 16.8
Plant shut-down and realignment.........     37.7      43.2      94.6
Other facility relocations and
  severance.............................      6.8       8.5       6.9
Other realignment and integration.......      2.0       2.4       4.0
                                           ------    ------    ------
                                           $ 48.0    $ 65.6    $122.3
                                           ======    ======    ======
Balances by acquisition:
Champion................................   $ 10.4    $ 21.4    $ 79.4
Moog Automotive.........................      2.5      13.3      18.3
Abex Friction Products..................     12.4      13.3       1.9
Other...................................     22.7      17.6      22.7
                                           ------    ------    ------
                                           $ 48.0    $ 65.6    $122.3
                                           ======    ======    ======

     Systems integration accruals represent the costs to terminate existing contracts and integrate manufacturing, sales and marketing, financial and payroll systems into existing Cooper systems. Integration costs include software documentation, contract programming, consulting and training costs. Hardware and new system development costs are capitalized. Plant shut-down and realignment includes the costs to terminate personnel, shut down the facilities, terminate leases and similar costs. The shutdown of the Champion Toledo and Detroit manufacturing facilities resulted in spending of $.6 million and $7.1 million in 1995 and 1994, respectively. The remainder of the Champion spending related primarily to downsizing and consolidating international facilities in Mexico, Venezuela, Belgium and the United Kingdom totaling $7.7 million, $26.3 million and $12.7 million in 1996, 1995 and 1994, respectively. The majority of the Moog Automotive spending was related to the shutdown of the St. Louis manufacturing facility, which totaled $.2 million, $.3 million and $9.5 million in 1996, 1995 and 1994, respectively. The shutdown of the Triangle Duluth and Orangeburg manufacturing facilities resulted in spending of $.6 million, $2.0 million and $10.7 million in 1996, 1995 and 1994, respectively. Other facility relocations and severance include costs to consolidate sales and marketing operations of the acquired company into Cooper operations, termination costs of redundant personnel and shut-down costs of redundant warehouses and the acquired companies' headquarters. Other realignment and integration costs include costs to liquidate joint ventures, exit product lines and miscellaneous costs.

     During the three years ended December 31, 1996, accruals reversed to income were insignificant. Reclassifications represent revisions to the initial accruals based on updated estimates of the actual costs to be incurred in each project. The 1995 reclassifications were substantially all related to termination and other benefit payments due former employees reclassified to trade accounts payable and other accrued liabilities. Acquisitions -- final allocation adjustment represent adjustments to goodwill for finalization of the purchase price allocations recorded in the previous year. Substantially all spending related to these accruals represented cash outlays by Cooper. The amounts related to the

                            COOPER INDUSTRIES, INC.

acquisitions of CEAG on the last business day of 1995, Abex on the last business day of 1994 and Zanxx in November 1994 were preliminary estimates that were finalized in the year following the acquisition. The CEAG, Abex and Zanxx acquisitions had insignificant accruals for terminations and no significant individual exit plan costs were accrued.

     In 1995, the accounting principles related to purchase business combinations were revised by the accounting profession. For acquisitions occurring after May 1995, accruals are not established for certain systems integration costs and for facility shutdowns and consolidations where plans are not finalized within one year from the acquisition date. Expensing versus accruing systems integration costs at the acquisition date would have an immaterial impact on Cooper's results of operations. The impact of the new rules on accruing for plant shutdowns, facility relocations and other realignments and integration is not quantifiable. The impact from acquisitions consummated during 1994 and early 1995 is probably insignificant as Cooper could have taken the actions necessary to meet the requirements of the new rules. However, it would have been impossible to meet the requirements for accrual of termination and certain other costs related to the Champion acquisition due to the extensive overcapacity and complexity of its operations. The new rules would have had and will have a significant impact on the evaluation of the dilutive impact of complex target acquisitions that require an extended period of time to implement the consolidation and integration plans.

NOTE 8: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

                                               DECEMBER 31,
                                           --------------------
                                             1996        1995
                                           --------    --------
                                              (IN MILLIONS)
3.35%* commercial paper and bank loans
  maturing at various dates through
  January 9, 1997.......................   $  151.3    $  355.5
6.42% Pound Sterling bank loans maturing
  at various dates through June 30,
  1999..................................       94.2        76.1
7.05% convertible subordinated
  debentures, due 2015..................      690.4       690.0
6.41%-7.99% second series medium-term
  notes, due through 2010...............      429.6       500.0
5.74% third series medium-term notes,
  due 2001..............................       50.0          --
6.0% exchangeable notes, due 1999.......      316.5       222.8
5.95% floating-rate loan, due 1996......         --        50.0
5.12%* floating-rate ESOP notes, due
  through 1999..........................       40.5        69.0
Other...................................       43.0        59.1
                                           --------    --------
                                            1,815.5     2,022.5
Current maturities......................      (77.8)     (157.2)
                                           --------    --------
Long-term portion.......................   $1,737.7    $1,865.3
                                           ========    ========

---------------

* Weighted average interest rates at December 31, 1996. The commercial paper and bank loans weighted average interest rate was 6.18% and the ESOP notes interest rate was 5.46% at December 31, 1995.

     Cooper has U.S. committed credit facilities of $880 million that expire in 2000, $340 million that expire in 1997 and 30 million Pound Sterling credit facilities that expire in 1997. At December 31, 1996, Cooper had an effective "shelf" registration statement, which may be used to issue an additional $250 million of indebtedness from time to time.

     At December 31, 1996, Cooper had $1.02 billion of its $1.22 billion U.S. committed credit facilities available, after considering commercial paper backup, and none of its 30 million Pound Sterling credit facilities available. At December 31, 1995, $943.5 million of its total $1.32 billion U.S. committed credit facilities was available after considering commercial paper backup, and 6 million of its 30 million Pound Sterling credit facilities was available. The agreements for the credit facilities require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt to total capitalization ratio.

                            COOPER INDUSTRIES, INC.

     Interest rates on Cooper's commercial paper and U.S. bank loans were generally 2.8% and 2.7% below the U.S. prime rate during 1996 and 1995. Total interest paid during 1996, 1995 and 1994 was $141 million, $134 million and $85 million, respectively.

     Bank loans of $202.7 million were reclassified to long-term debt at December 31, 1996. Commercial paper and bank loans of $431.6 million were reclassified to long-term debt at December 31, 1995, reflecting Cooper's intention to refinance these amounts during the 12 month period following the balance sheet date through either continued short-term borrowing or utilization of available credit facilities.

     Effective January 1, 1995, Cooper exchanged all of the outstanding $1.60 Convertible Exchangeable Preferred Stock for $691.2 million of 7.05% Convertible Subordinated Debentures due 2015 and $3.8 million in cash related to fractional shares. Each $1,000 of debentures is convertible into 24.23 shares of Common stock and, if called before maturity at Cooper's option, is redeemable for cash at prices (expressed as percentages of the principal amount) declining from 102.115% in 1997 to 100.00% in 2000. The debentures require sinking fund payments of 5% of the aggregate principal amount commencing in the year 2000. On January 22, 1997, Cooper called for redemption $190 million of the 7.05% Convertible Subordinated Debentures. Holders converted $165.4 million of the debentures to approximately 4 million shares of Cooper Common Stock and $24.6 million was redeemed for cash.

     In December 1995, Cooper issued $222.75 million in 6% Exchangeable Notes (DECS(SM)) due January 1, 1999. At maturity, the notes are mandatorily exchangeable into shares of Wyman-Gordon common stock owned by Cooper or, at Cooper's option, into cash in lieu of shares. At December 31, 1996, the Company's long-term debt includes $93.7 million which represents the increase in the market value of the Wyman-Gordon common stock exchangeable into the DECS(SM). The offset to the debt increase, net of tax, decreased the unrealized gain on investments in marketable equity securities, both of which are included in shareholders' equity (See Note 6).

     The floating-rate ESOP notes are indebtedness of Cooper's ESOP. Cooper has guaranteed the payment of the ESOP notes; accordingly, the notes are reported as Cooper's debt (See Note 14).

     Maturities of long-term debt for the five years subsequent to December 31, 1996 are $77.8 million, $70.1 million, $362.0 million, $35.6 million and $85.6 million, respectively. Cooper anticipates delivering Wyman-Gordon common stock in settlement of the DECS in 1999, which is valued at $316.5 million at December 31, 1996. The future net minimum lease payments under capital leases and obligations under operating leases are not significant.

NOTE 9: COMMON AND PREFERRED STOCK

COMMON STOCK

     At December 31, 1996 and 1995, 250,000,000 shares of Common stock were authorized of which 108,038,851 and 107,876,821 shares were issued and outstanding at December 31, 1996 and 1995, respectively. At December 31, 1994, 116,923,095 shares were issued and outstanding. During 1995, 9,500,000 shares of Cooper Common stock were exchanged for Cooper Cameron common stock (See Note
19). During the year ended December 31, 1994, 539,000 shares were purchased as treasury stock at an average price of $36.92 per share. In addition, 34,459,206 and 32,216,423 shares were reserved at December 31, 1996 and 1995, respectively, for the Dividend Reinvestment Plan, conversions of 7.05% Convertible Subordinated Debentures, grants and exercises of stock options, performance-based stock awards and subscriptions under the Employee Stock Purchase Plan and other plans.

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

                            COOPER INDUSTRIES, INC.

PREFERRED STOCK

     At December 31, 1996 and 1995, Cooper is authorized to issue 1,340,750 shares of Preferred stock with no par value (No Par Preferred), 10,000,000 shares of $2.00 par value Preferred stock and 2,821,079 shares of $1.00 par value Preferred stock. At December 31, 1996 and 1995, no Preferred shares were issued or outstanding.

     At December 31, 1994, 33,376,420 shares of $1.00 par value Preferred stock were designated as Convertible Exchangeable Preferred having a $1.60 dividend rate ("$1.60 Preferred Stock") and 30,629,808 of such shares were outstanding. Effective January 1, 1995, the $1.60 Preferred Stock was exchanged for Cooper's 7.05% Convertible Subordinated Debentures due 2015 ("Debentures") at the rate of $22.70 principal amount of debentures for each share of $1.60 Preferred Stock (See Note 8).

NOTE 10: STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

     Under Cooper stock option plans, officers, directors and key employees may be granted options to purchase the Company's Common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable ratably over a three-year period commencing one year from the date of grant and have a maximum term of ten years. The plans also provide for the granting of performance-based stock awards to certain key executives.

     The Company used the intrinsic value method of accounting for stock options and performance-based stock awards as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no compensation expense is recognized under the Company's fixed stock option plans or Employee Stock Purchase Plan. Compensation expense of $7.1 million, $3.8 million and $1.0 million was recognized in the consolidated statements of operations during 1996, 1995 and 1994, respectively for the performance-based stock awards. If compensation expense for stock options and performance-based stock awards granted under the Company's stock based compensation plans during 1996 and 1995 was recognized using the alternative fair value method of accounting under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the effect on 1996 and 1995 net income and earnings per share would have been immaterial.

                            COOPER INDUSTRIES, INC.

     A summary of the status of the Company's fixed stock option plans for officers and employees as of December 31, 1996 and activity during the three years ended December 31, 1996 is presented below:

                                                   1996                   1995                   1994
                                           --------------------   --------------------   --------------------
                                                       WEIGHTED               WEIGHTED               WEIGHTED
                                                       AVERAGE                AVERAGE                AVERAGE
                                                       EXERCISE               EXERCISE               EXERCISE
                                            SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                           ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of year........   2,748,219    $46.48    2,951,660    $49.19    3,131,234    $49.57
Granted.................................   1,044,000    $39.06      903,700    $39.06      250,000    $39.06
Exercised...............................     (12,679)   $39.06     (125,500)   $37.75     (106,348)   $32.89
Canceled................................    (590,457)   $46.68     (981,641)   $48.91     (323,226)   $50.41
                                           ---------              ---------              ---------
Outstanding at end of year..............   3,189,083    $44.05    2,748,219    $46.48    2,951,660    $49.19
                                           =========              =========              =========
Options exercisable at end of year......   1,571,842              1,416,896              1,621,075
Options available for grant at end of
  year..................................   5,760,467              1,676,054              1,623,224

                 OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
-----------------------------------------------------   ----------------------
                                WEIGHTED
                   SHARES        AVERAGE     WEIGHTED     SHARES      WEIGHTED
                 OUTSTANDING    REMAINING    AVERAGE    EXERCISABLE   AVERAGE
   RANGE OF          AT        CONTRACTUAL   EXERCISE       AT        EXERCISE
EXERCISE PRICES   12/31/96        LIFE        PRICE      12/31/96      PRICE
---------------  -----------   -----------   --------   -----------   --------
    $39.06        2,035,217        5.9        $39.06       417,976     $39.06
$50.13 - $52.81     851,966        1.5        $51.54       851,966     $51.54
    $56.50          301,900        0.1        $56.50       301,900     $56.50
                  ---------                              ---------
                  3,189,083        4.2        $44.05     1,571,842     $49.17
                  =========                              =========

     During 1996, options to purchase 9,000 shares of Common stock were granted to nonemployee directors at an exercise price of $42.125 and options for 8,000 shares were exercised at $27.00 per share. During 1995, options for 4,000 shares were granted, net of the annual retainer fee, at $17.31 per share and options for 6,000 shares were exercised at $25.438 per share. During 1994, options for 4,000 shares were granted, net of the annual retainer fee, at $14.69 per share and options for 8,000 shares were exercised at $13.625 to $25.438 per share. At December 31, 1996, options under the director plans for 18,000 Common shares were exercisable at $14.69 to $27.125 per share, and 187,400 shares were reserved for future grants.

EMPLOYEE STOCK PURCHASE PLAN

     Participants in the Employee Stock Purchase Plan receive an option to purchase Common stock at a price that is the lesser of 90% of the market value on the offering date or 100% of the market value on the purchase date. On September 9, 1995, 253,931 shares were sold to 4,012 employees at $37.94 per share. At December 31, 1996, subscriptions for 677,959 shares of Common stock were outstanding at $35.33 per share or, if lower, the average market price on September 8, 1997, which is the purchase date. At December 31, 1996, an aggregate of 2,940,149 shares of Common stock were reserved for future offerings.

                            COOPER INDUSTRIES, INC.

NOTE 11: INCOME TAXES

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1996     1995     1994
                                                              ------   ------   ------
                                                              (IN MILLIONS, EXCEPT FOR
                                                                    PERCENTAGES)
Components of income before income taxes:
  U.S. operations...........................................  $434.7   $384.9   $405.7
  Foreign operations........................................   123.3     93.1     99.0
                                                              ------   ------   ------
          Income from continuing operations before income
           taxes............................................  $558.0   $478.0   $504.7
                                                              ======   ======   ======
Components of income tax expense:
  Current:
     U.S. Federal...........................................  $156.9   $ 82.1   $ 85.3
     U.S. state and local...................................    20.9     23.3     18.9
     Foreign................................................    51.5     26.6     26.3
                                                              ------   ------   ------
                                                               229.3    132.0    130.5
                                                              ------   ------   ------
  Deferred:
     U.S. Federal...........................................     2.2     51.0     58.0
     U.S. state and local...................................    10.2      5.8     12.6
     Foreign................................................      .9      8.6     10.8
                                                              ------   ------   ------
                                                                13.3     65.4     81.4
                                                              ------   ------   ------
          Income tax expense................................  $242.6   $197.4   $211.9
                                                              ======   ======   ======
Total income taxes paid.....................................  $208.4   $158.2   $252.7
                                                              ======   ======   ======
Effective tax rate reconciliation:
  U.S. Federal statutory rate...............................    35.0%    35.0%    35.0%
  State and local income taxes..............................     2.8      3.4      3.6
  Foreign statutory rate differential.......................     (.4)     (.5)     (.6)
  Nondeductible goodwill....................................     4.0      4.7      4.4
  Automotive asset goodwill write-down......................     2.3       --       --
  Other.....................................................     (.2)    (1.3)     (.4)
                                                              ------   ------   ------
          Effective tax rate attributable to continuing
           operations.......................................    43.5%    41.3%    42.0%
                                                              ======   ======   ======

                            COOPER INDUSTRIES, INC.

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
                                                                (IN MILLIONS)
Components of deferred tax liabilities and assets:
  Deferred tax liabilities:
     Property, plant and equipment and intangibles..........  $(143.6)   $(175.0)
     Unrealized net gain on investments in marketable equity
      securities and DECS...................................    (72.5)     (90.2)
     Inventories............................................    (63.8)     (63.2)
     Employee medical program funding.......................    (11.5)     (14.1)
     Employee stock ownership plan..........................    (19.7)     (16.6)
     Pension plans..........................................    (24.8)     (21.7)
     Other..................................................    (65.1)     (64.0)
                                                              -------    -------
          Total deferred tax liabilities....................   (401.0)    (444.8)
                                                              -------    -------
  Deferred tax assets:
     Postretirement benefits other than pensions............    242.6      248.0
     Accrued liabilities....................................    193.1      206.4
     Minimum pension liability..............................     31.9       30.9
     Net operating loss carryforwards.......................     15.2       12.8
     Other..................................................     29.7       29.7
                                                              -------    -------
          Total deferred tax assets.........................    512.5      527.8
                                                              -------    -------
Valuation allowances........................................    (16.3)     (16.3)
                                                              -------    -------
          Net deferred tax assets...........................  $  95.2    $  66.7
                                                              =======    =======

     The U.S. Federal portion of the above provision includes U.S. tax expected to be payable on the foreign portion of Cooper's income before income taxes when such earnings are remitted. Cooper's liabilities for continuing operations at December 31, 1996 and 1995 include the additional U.S. tax estimated to be payable on substantially all unremitted earnings of foreign subsidiaries.

NOTE 12: PENSION PLANS

     Cooper and its subsidiaries have numerous pension plans covering substantially all domestic employees and pension and similar arrangements in accordance with local customs covering employees at foreign locations. The assets of the various domestic and foreign plans are maintained in various trusts and consist primarily of equity and fixed-income securities. Funding policies range from five to thirty years. Pension benefits for salaried employees are generally based upon career earnings. Benefits for hourly employees are generally based on a dollar unit, multiplied by years of service. Aggregate pension expense for continuing operations amounted to $41.5 million, $40.7 million and $46.1 million during 1996, 1995 and 1994, respectively. The amount of expense with respect to Cooper's various defined benefit pension plans is set forth in the table below. During 1996, 1995 and 1994, expense with respect to domestic and foreign defined contribution plans (primarily related to various groups of hourly employees) amounted to $18.9 million, $16.2 million and $22.8 million, respectively. Also included in pension expense are gains and losses on curtailments and settlements and other matters. Cooper partially or completely settled or curtailed four defined benefit plans for hourly

                            COOPER INDUSTRIES, INC.

employees during 1995 and six during 1994. The settlements and curtailments resulted in a reversion to Cooper of surplus assets totaling $1.0 million during 1995.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1996     1995     1994
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Components of defined benefit plan net pension expense:
Service cost -- benefits earned during the year.............   $23.7    $21.6    $26.4
Interest cost on projected benefit obligation...............    69.1     67.6     63.0
Actual return on assets.....................................   (79.2)   (65.9)   (14.3)
Net amortization and deferral...............................     9.0      1.2    (51.8)
                                                               -----    -----    -----
Net pension expense.........................................   $22.6    $24.5    $23.3
                                                               =====    =====    =====

The funded status of the plans at December 31 was as follows:

                                                             ASSETS EXCEED       ACCUMULATED BENEFITS
                                                         ACCUMULATED BENEFITS        EXCEED ASSETS
                                                         ---------------------   ---------------------
                                                           1996        1995        1996        1995
                                                         ---------   ---------   ---------   ---------
                                                                         (IN MILLIONS)
Actuarial present value of:
  Vested benefit obligation............................    $(476.3)    $(484.8)    $(419.9)    $(366.7)
                                                           =======     =======     =======     =======
  Accumulated benefit obligation.......................    $(509.2)    $(517.9)    $(446.1)    $(390.9)
                                                           =======     =======     =======     =======
  Projected benefit obligation.........................    $(529.0)    $(537.6)    $(453.0)    $(395.6)
Plan assets at fair value..............................      624.3       588.1       319.0       274.3
                                                           -------     -------     -------     -------
Projected benefit obligation less than (in excess of)
  plan asset...........................................       95.3        50.5      (134.0)     (121.3)
Unrecognized net (gain) loss...........................      (46.1)       (7.3)       75.2        72.2
Unrecognized net (asset) obligation from adoption
  date.................................................       (7.7)      (10.3)        4.5         5.6
Unrecognized prior service cost........................       (4.4)       (4.8)        5.1         2.8
Adjustment required to recognize minimum liability.....         --          --       (86.8)      (82.8)
                                                           -------     -------     -------     -------
Pension asset (liability) at end of year...............    $  37.1     $  28.1     $(136.0)    $(123.5)
                                                           =======     =======     =======     =======

                                                              1996                       1995
                                                    ------------------------   ------------------------
                                                    DOMESTIC   INTERNATIONAL   DOMESTIC   INTERNATIONAL
                                                    --------   -------------   --------   -------------
Actuarial assumptions used:
  Discount rate...................................  7 1/2%     6 1/2-8 1/4%    7 1/2%     6 1/2-8 1/4%
  Rate of compensation increase...................  4 3/4%           4-6%         5%            4-6%
  Expected long-term rate of return on assets.....  8 1/2%      7 1/2-10%      8 1/2%      7 1/2-10%

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

                            COOPER INDUSTRIES, INC.

Postretirement benefit cost includes the following components:

                                                               YEAR ENDED DECEMBER 31,
                                                               -----------------------
                                                                1996     1995    1994
                                                               ------   ------   -----
                                                                    (IN MILLIONS)
Service cost -- benefits earned during the year.............   $   .6   $   .6   $  .8
Interest cost on accumulated postretirement benefit
  obligation................................................     30.5     36.5    35.4
Net amortization and deferral...............................    (10.5)   (19.0)   (2.6)
                                                               ------   ------   -----
Postretirement benefit cost.................................   $ 20.6   $ 18.1   $33.6
                                                               ======   ======   =====

Amounts recognized in the consolidated balance sheets were as follows:

                                                                DECEMBER 31,
                                                               ---------------
                                                                1995     1996
                                                               ------   ------
                                                                (IN MILLIONS)
Accumulated postretirement benefit obligation (APBO):
  Retirees..................................................   $452.9   $482.5
  Employees eligible to retire..............................      7.5      7.1
  Other employees...........................................     12.6     12.0
                                                               ------   ------
                                                                473.0    501.6
Unrecognized prior service costs............................     22.0     26.5
Unrecognized net gain.......................................    111.4     91.9
                                                               ------   ------
Accrued postretirement benefit cost.........................   $606.4   $620.0
                                                               ======   ======

                                                                        DECEMBER 31,
                                                         ------------------------------------------
                                                                1996                   1995
                                                         -------------------    -------------------
                                                             (IN MILLIONS, EXCEPT PERCENTAGES)
Actuarial assumptions:
  Discount rate.......................................                 7.23%                  6.65%
  Ensuing year to 2002 health care cost trend rate....   11% ratable to 5.5%    12% ratable to 5.5%
Effect of 1% change in health care cost trend rate:
  Increase in APBO....................................                 $40.9                  $43.4
  Increase in expense.................................                 $ 2.7                  $ 2.9

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

     Cooper makes annual contributions to the ESOP to fund the payment of principal and interest on ESOP debt (See Note 8). All dividends received by the ESOP are used to pay debt service. As the debt is repaid, unallocated shares are allocated to participants to satisfy Cooper's matching obligation or to replace dividends on allocated shares with Cooper Common shares.

     For shares purchased by the ESOP prior to 1994, compensation expense is equal to Cooper's matching obligation, adjusted for the difference between the fair market value and cost of the shares released. Compensation expense is reduced by the amount of dividends paid on unallocated ESOP shares available for future matching. In addition, all shares issued to the ESOP are considered outstanding for the purposes of computing earnings per share. For shares purchased by the ESOP in 1994, compensation expense is recorded equal to the amount of Cooper's CO-SAV matching obligation, with the difference between the fair market value and cost of shares released recorded as an adjustment to capital in excess of par value. Dividends paid on unallocated shares are recorded as a reduction of ESOP

                            COOPER INDUSTRIES, INC.

debt and accrued interest. Unallocated shares are not treated as outstanding for the purpose of computing earnings per share.

     Dividends paid on unallocated shares purchased prior to 1994 of $2.3 million and $3.1 million during 1996 and 1995, respectively, were used to reduce the amount of cash required to fund principal and interest payments on ESOP debt. Dividends paid on allocated ESOP shares purchased prior to 1994 of $4.3 million and $4.4 million during 1996 and 1995, respectively, were used to pay additional principal and interest payments in order to release shares equivalent to the dividend amount to participants in the savings plan. Cooper contributed an additional $26.6 million and $10.1 million in cash to the ESOP during 1996 and 1995, respectively, to fund principal and interest payments on debt associated with shares purchased prior to 1994.

     During 1994, Cooper sold 1.6 million shares to the ESOP for $82.3 million in cash. The 1994 sales were funded by loans between the ESOP and Cooper, which for financial statement purposes are treated as eliminated intercompany loans. The fair value of the remaining unallocated ESOP shares purchased during 1994 was $31.2 million at December 31, 1996. The number of allocated, committed to be released, and unallocated ESOP shares held at December 31, 1996 and 1995 is summarized below.

                                                     SHARES PURCHASED      SHARES PURCHASED
                                                          IN 1994            PRIOR TO 1994
                                                     -----------------   ---------------------
                                                      1996      1995       1996        1995
                                                     -------   -------   ---------   ---------
Allocated..........................................  668,146   670,673   3,532,167   3,111,732
Committed to be released...........................   11,271    14,961     130,275     131,245
Unallocated........................................  740,880   733,946   1,327,446   1,882,940

     Compensation expense with respect to the CO-SAV plan and the ESOP was $23.5 million, $21.7 million and $22.6 million and interest expense on ESOP debt was $2.7 million, $4.2 million and $3.4 million in 1996, 1995 and 1994, respectively.

NOTE 15: INDUSTRY SEGMENTS, DOMESTIC AND INTERNATIONAL OPERATIONS

INDUSTRY SEGMENTS

     Cooper's operations consist of three segments: Electrical Products, Tools & Hardware and Automotive Products. Markets for Cooper's products and services are worldwide, with the United States being the largest market. The Electrical Products segment manufactures and markets electrical and electronic distribution and circuit protection products and lighting fixtures for use in residential, commercial and industrial construction, maintenance and repair and products for use by utilities and industries for primary power distribution and control.

     The Tools & Hardware segment produces and markets tools and hardware items for use in residential, commercial and industrial construction, maintenance and repair and for general industrial and consumer use.

     The Automotive Products segment primarily manufactures and distributes spark plugs, wiper blades, lamps, brake friction materials and other products for use by the automotive aftermarket and in automobile assemblies. In addition, this segment manufactures and distributes suspension, steering, temperature control, driveline and brake system components and material for the automotive aftermarket.

     Intersegment sales and related receivables for each of the years presented were immaterial.

                            COOPER INDUSTRIES, INC.

     Financial information by industry segment was as follows:

                                               REVENUES                  OPERATING EARNINGS             IDENTIFIABLE ASSETS
                                    ------------------------------   ---------------------------   ------------------------------
                                       YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,              DECEMBER 31,
                                    ------------------------------   ---------------------------   ------------------------------
                                      1996       1995       1994      1996      1995      1994       1996       1995       1994
                                    --------   --------   --------   -------   -------   -------   --------   --------   --------
                                                                            (IN MILLIONS)
Electrical Products(1)............  $2,407.5   $2,089.7   $2,034.8   $ 405.3   $ 355.5   $ 326.3   $1,985.0   $2,000.4   $1,788.6
Tools & Hardware(1)...............     973.0      962.4      897.9     111.4     111.2     102.4      773.2      759.7      797.4
Automotive Products(1)............   1,903.2    1,758.8    1,579.8      87.3     180.7     190.1    2,594.0    2,635.3    2,654.2
                                    --------   --------   --------   -------   -------   -------   --------   --------   --------
                                    $5,283.7   $4,810.9   $4,512.5     604.0     647.4     618.8    5,352.2    5,395.4    5,240.2
                                    ========   ========   ========
Other income(2)...................                                     173.4      37.2      33.2
General corporate(1)..............                                     (77.3)    (55.6)    (74.0)     575.3      646.0      472.8
Interest expense..................                                    (142.1)   (151.0)    (73.3)
                                                                     -------   -------   -------
Consolidated income from
 continuing operations before
 income taxes.....................                                   $ 558.0   $ 478.0   $ 504.7
                                                                     =======   =======   =======
Business held for divestiture.....                                                                       --         --       19.5
Discontinued operations...........                                                                       --         --      646.4
Investments in unconsolidated
 affiliates.......................                                                                     22.9       22.5       21.8
                                                                                                   --------   --------   --------
Consolidated assets...............                                                                 $5,950.4   $6,063.9   $6,400.7
                                                                                                   ========   ========   ========

---------------

(1) The 1996 operating earnings amount includes nonrecurring expenses of $3 million for Electrical Products, $2 million for Tools & Hardware and $102 million (including an $85.3 million asset write-down) for Automotive Products and $10.9 million for General Corporate expense (See Note 2).

(2) Includes gains on the sale of investments in marketable equity securities of $150.4 million and $11.7 million in 1996 and 1995, respectively (See
      Note 6).

---------------

                                                 DEPRECIATION           GOODWILL AMORTIZATION       CAPITAL EXPENDITURES
                                           ------------------------   -------------------------   ------------------------
                                           YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,
                                           ------------------------   -------------------------   ------------------------
                                            1996     1995     1994    1996      1995      1994     1996     1995     1994
                                           ------   ------   ------   -----     -----     -----   ------   ------   ------
                                                                            (IN MILLIONS)
Electrical Products.....................   $ 63.4   $ 52.6   $ 49.4   $26.9     $23.1     $23.0   $ 79.1   $ 62.4   $ 74.6
Tools & Hardware........................     35.2     36.1     34.2     4.6       4.8       4.0     32.7     31.6     38.5
Automotive Products.....................     67.4     66.2     55.2    33.7      32.9      28.2     87.1     85.7     94.4
Corporate...............................      2.6      3.1      5.0      --        --        --      3.0      8.7      1.2
                                           ------   ------   ------   -----     -----     -----   ------   ------   ------
                                           $168.6   $158.0   $143.8   $65.2     $60.8     $55.2   $201.9   $188.4   $208.7
                                           ======   ======   ======   =====     =====     =====   ======   ======   ======

                            COOPER INDUSTRIES, INC.

DOMESTIC AND INTERNATIONAL OPERATIONS

     Transfers between domestic and international operations, principally inventory transfers, are designed to charge the receiving organization at third-party arms-length prices that are generally sufficient to recover manufacturing costs and provide a reasonable return. Export sales to unaffiliated customers included in domestic sales were $302.5 million, $268.5 million and $267.2 million in 1996, 1995 and 1994, respectively. Of total export sales of continuing operations, approximately 41% in 1996, 39% in 1995 and 36% in 1994 were to Asia, Africa, Australia and the Middle East; 25% in 1996, 27% in 1995 and 26% in 1994 were to Canada and Europe; 34% in 1996 and 1995, and 38% in 1994 were to Latin America. Domestic and international financial information was as follows:

                                                REVENUES                  OPERATING EARNINGS            IDENTIFIABLE ASSETS
                                     ------------------------------   --------------------------   ------------------------------
                                        YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,              DECEMBER 31,
                                     ------------------------------   --------------------------   ------------------------------
                                       1996       1995       1994      1996      1995      1994      1996       1995       1994
                                     --------   --------   --------   -------   -------   ------   --------   --------   --------
                                                                            (IN MILLIONS)
Domestic(1).......................   $4,294.2   $4,030.2   $3,758.4   $ 459.9   $ 540.8   $511.0   $4,132.8   $4,171.2   $4,232.9
                                     --------   --------   --------   -------   -------   ------   --------   --------   --------
International:
  Europe..........................      737.9      537.5      495.4      88.2      56.1     62.8      987.9      959.2      676.6
  Canada..........................      256.7      250.8      212.4       6.3      10.7      3.2      146.6      131.9      139.5
  Other...........................      257.2      225.7      219.6      50.4      39.9     45.1      311.9      280.5      295.6
                                     --------   --------   --------   -------   -------   ------   --------   --------   --------
        Sub-total International...    1,251.8    1,014.0      927.4     144.9     106.7    111.1    1,446.4    1,371.6    1,111.7
Eliminations:
  Transfers to International......     (178.2)    (165.4)    (138.6)       --        --       --      (57.1)     (62.1)     (45.1)
  Transfers to Domestic...........      (84.1)     (67.9)     (34.7)       --        --       --     (158.3)     (75.4)     (49.2)
  Other...........................         --         --         --       (.8)      (.1)    (3.3)     (11.6)      (9.9)     (10.1)
                                     --------   --------   --------   -------   -------   ------   --------   --------   --------
                                     $5,283.7   $4,810.9   $4,512.5     604.0     647.4    618.8    5,352.2    5,395.4    5,240.2
                                     ========   ========   ========
Other income(2)...................                                      173.4      37.2     33.2
General corporate(1)..............                                      (77.3)    (55.6)   (74.0)     575.3      646.0      472.8
Interest expense..................                                     (142.1)   (151.0)   (73.3)
                                                                      -------   -------   ------
Consolidated income from
  continuing operations before
  income taxes....................                                    $ 558.0   $ 478.0   $504.7
                                                                      =======   =======   ======
Business held for divestiture.....                                                                       --         --       19.5
Discontinued operations...........                                                                       --         --      646.4
Investments in unconsolidated
  affiliates......................                                                                     22.9       22.5       21.8
                                                                                                   --------   --------   --------
Consolidated assets...............                                                                 $5,950.4   $6,063.9   $6,400.7
                                                                                                   ========   ========   ========

---------------

(1) The 1996 operating earnings amount includes nonrecurring expenses of $3 million for Electrical Products, $2 million for Tools & Hardware and $102 million (including an $85.3 million asset write-down) for Automotive Products and $10.9 million for General Corporate expense (See Note 2).

(2) Includes gains on the sale of investments in marketable equity securities of $150.4 million and $11.7 million in 1996 and 1995, respectively (See
      Note 6).
---------------

     Revenues by destination represent revenues by the location products were delivered by Cooper. International revenues by destination by segment were as follows:

                                               1996             1995             1994
                                           -------------    -------------    -------------
                                           INTERNATIONAL    INTERNATIONAL    INTERNATIONAL
                                             REVENUES         REVENUES         REVENUES
                                           -------------    -------------    -------------
                                                            (IN MILLIONS)
Electrical Products.....................     $  578.6         $  355.2         $  319.2
Tools & Hardware........................        357.2            354.8            288.9
Automotive Products.....................        537.5            506.6            454.2
                                             --------         --------         --------
                                             $1,473.3         $1,216.6         $1,062.3
                                             ========         ========         ========

                            COOPER INDUSTRIES, INC.

NOTE 16: OTHER (INCOME) EXPENSE, NET

     In 1993, Cooper completed an initial public offering of the common stock of Belden formerly Cooper's Belden Division. Depending upon the future profitability of Belden and other factors, Cooper receives benefits over a 15-year period under a tax sharing agreement between Cooper and Belden. The proceeds from the tax sharing agreement are recorded in other income when earned.

     Other (income) expense, net, primarily consists of gains on the sale of marketable equity securities (See Note 6), income earned under the Belden tax sharing agreement, gains and costs related to disposal of businesses and other costs.

NOTE 17: OFF-BALANCE-SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS, INCLUDING DERIVATIVES

     As a result of having sales and purchases denominated in currencies other than the functional currencies used by Cooper's divisions and foreign subsidiaries, Cooper is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of its cash flows. To the extent possible, Cooper utilizes natural hedges to minimize the effect on cash flows of fluctuating foreign currencies. When natural hedges are not sufficient, it is Cooper's policy to enter into forward foreign exchange contracts to hedge all significant transactions for periods consistent with the terms of the underlying transactions. Cooper does not engage in speculative transactions. While forward contracts affect Cooper's results of operations, they do so only in connection with the underlying transactions. As a result, they do not subject Cooper to uncertainty from exchange rate movements, because gains and losses on these contracts offset losses and gains on the transactions being hedged. The volume of forward activity engaged in by Cooper from year to year fluctuates in proportion to the level of worldwide cross-border transactions, and contracts generally have maturities that do not exceed one year. The table below summarizes, by currency, the contractual amounts of Cooper's forward exchange contracts at December 31, 1996 and 1995.

                                                               DECEMBER 31,
                                                              --------------
                                                               1996    1995
                                                              ------   -----
                                                              (IN MILLIONS)
Canadian Dollar.............................................  $ 58.2   $19.4
German Deutschemark.........................................    27.8     1.8
Italian Lira................................................    16.9      --
Spanish Peseta..............................................    10.6     4.5
British Pound Sterling......................................     7.7     6.6
Australian Dollar...........................................     6.9     2.5
Japanese Yen................................................     4.6      --
Dutch Guilder...............................................     1.8     4.7
Belgian Franc...............................................      --     5.1
Other.......................................................    12.8     5.0
                                                              ------   -----
                                                              $147.3   $49.6
                                                              ======   =====

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

                            COOPER INDUSTRIES, INC.

CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and no one customer exceeding 3% of accounts receivable. Credit risk is also limited by the world-wide markets into which Cooper's products are sold, as well as their dispersion across many different geographic areas.

Fair Value of Financial Instruments

     Cooper's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Cooper had approximately $1.9 billion and $2.1 billion of debt instruments at December 31, 1996 and 1995, respectively. The book value of these instruments was approximately equal to fair value at December 31, 1996 and 1995. Based on year-end exchange rates and the various maturity dates of the foreign currency forward contracts, Cooper estimates that the contract value is representative of the fair value of these items at December 31, 1996 and 1995.

NOTE 18: SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

     The following noncash transactions have been excluded from the consolidated statements of cash flows:

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1996       1995       1994
                                                              ------     ------     ------
                                                                     (IN MILLIONS)
Assets acquired and liabilities assumed or incurred from the acquisition of businesses:
  Fair value of assets acquired.............................  $131.6     $249.9     $325.7
  Cash used to acquire businesses...........................   (93.2)    (175.9)(1) (280.6)
                                                              ------     ------     ------
Liabilities.................................................  $ 38.4     $ 74.0     $ 45.1
                                                              ======     ======     ======
Noncash increase (decrease) in net assets from:
  Retirement of Cooper Common shares exchanged for Cooper
     Cameron Common shares..................................  $   --     $427.5     $   --
  Exchange of $1.60 Convertible Exchangeable Preferred Stock
     into 7.05% convertible subordinated debentures.........      --      691.2         --
  Unrealized gain on investments, net of tax:
     Adoption of SFAS No. 115...............................      --         --       20.5
     Change in unrealized value of investments in marketable
      equity securities.....................................  30.2(2)     119.6       27.3
  Distribution of Gardner Denver Machinery Inc. stock.......      --         --     (152.9)
  Issuance of $1.60 Preferred Stock for conversion of
     debentures.............................................      --         --        3.5

---------------

(1) Includes approximately $164 million at December 31, 1995 for the acquisition of CEAG that was paid on January 5, 1996 (See Note 3).

(2) Net of $93.7 million increase in long-term debt relating to marking the DECS to market value (See Notes 6 and 8).

NOTE 19: DISCONTINUED OPERATIONS

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

                            COOPER INDUSTRIES, INC.

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

     In October 1993, Cooper announced its decision to spin off its Gardner-Denver Industrial Machinery Division to Cooper's Common shareholders. Cooper formed a new corporation called Gardner Denver Machinery Inc. ("GDMI") and then transferred the assets and liabilities of the division into this entity. During the second quarter of 1994, the GDMI stock was distributed on the basis of one share of common stock, par value $.01 per share, for every 25 shares of Cooper Common stock owned as of the determined record date. Pursuant to the income tax and accounting rules pertaining to this transaction, Cooper recognized no gain or loss with respect to the transaction, and the GDMI stock received by Cooper's shareholders is not taxable until sold. The Gardner-Denver Industrial Machinery Division was historically a part of the Petroleum & Industrial Equipment segment. Accordingly, its results for 1994 have been reflected as part of discontinued operations.

     Income from discontinued operations reflects interest expense of $11.9 million on debt of $375 million during the six months ended June 30, 1995 and $20.0 million on debt of $445 million during the year ended December 31, 1994. The interest rates utilized were the actual rates for borrowings specifically identifiable with the respective businesses, with Cooper's average cost of commercial paper borrowing applied to the residual. Debt allocated to discontinued operations ($70 million allocated to GDMI and $375 million allocated to Cooper Cameron) was considered to be fixed and related historically to the discontinued operations. Actual cash provided by or utilized in the discontinued operations, including the payment by Cooper of all U.S. Federal, foreign and state and local income taxes related to the discontinued operations, was provided by or used in Cooper's continuing operations such that the indebtedness of the discontinued operations remains constant from year to year.

     Revenues from discontinued operations were $523.1 million for the six-month period ended on the exchange date of June 30, 1995 and $1.11 billion during the year ended December 31, 1994. Income from discontinued operations was $.3 million, net of $3.0 million of income taxes during 1994.

     Cooper retained a 14.5% interest in Cooper Cameron, which was accounted for as a marketable equity security. Cooper committed to vote the Cooper Cameron common stock retained in proportion to the votes cast by other shareholders and dispose of the shares no later than five years subsequent to June 30, 1995. Cooper sold its entire investment in Cooper Cameron common stock during 1996 (See Note 6).

                            COOPER INDUSTRIES, INC.

NOTE 20: NET INCOME (LOSS) PER COMMON SHARE

                                                   PRIMARY                       FULLY DILUTED
                                        ------------------------------   ------------------------------
                                           YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                        ------------------------------   ------------------------------
                                          1996       1995       1994       1996     1995(1)      1994
                                        --------   --------   --------   --------   --------   --------
                                                           ($ IN MILLIONS, SHARES IN THOUSANDS)
Income from continuing operations.....  $  315.4   $  280.6   $  292.8   $  315.4   $  280.6   $  292.8
Income from discontinued operations...        --         --         .3         --         --         .3
Charge for discontinued operations....        --     (186.6)    (313.0)        --     (186.6)    (313.0)
Dividends applicable to $1.60
  Preferred Stock.....................        --         --      (53.3)        --         --      (53.3)
Interest expense on 7.05% Convertible
  Subordinated Debentures.............        --         --         --       29.2       29.2         --
                                        --------   --------   --------   --------   --------   --------
Net income (loss) applicable to Common
  stock...............................  $  315.4   $   94.0   $  (73.2)  $  344.6   $  123.2   $  (73.2)
                                        ========   ========   ========   ========   ========   ========
Average Common shares and Common share
  equivalents.........................   107,579    111,952    114,218    107,756    111,952    114,218
                                        ========   ========   ========
Additional shares assuming conversion
  of the 7.05% Convertible
  Subordinated Debentures.............                                     16,731     16,731         --
                                                                         --------   --------   --------
Average Common shares and Common share
  equivalents.........................                                    124,487    128,683    114,218
                                                                         ========   ========   ========

---------------

(1) The 1995 fully diluted net income per Common share calculation is antidilutive, therefore primary net income per Common share is reflected as the fully diluted net income per share amount in the consolidated statements of operations.

NOTE 21: UNAUDITED QUARTERLY OPERATING RESULTS

                                                                          1996 (BY QUARTER)
                                                              -----------------------------------------
                                                                 1          2          3          4
                                                              --------   --------   --------   --------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................  $1,291.7   $1,351.4   $1,308.1   $1,332.5
Cost of sales...............................................     897.1      925.4      889.8      902.6
Selling and administrative expenses.........................     244.5      235.0      235.5      253.8
Goodwill amortization.......................................      16.2       16.4       16.4       16.2
Automotive asset write-down.................................        --         --       85.3         --
Other (income) expense, net.................................      (9.4)     (11.8)    (107.7)     (21.7)
Interest expense............................................      37.6       36.8       35.4       32.3
                                                              --------   --------   --------   --------
Income before income taxes(1)...............................     105.7      149.6      153.4      149.3
Income taxes(2).............................................      43.6       61.3       76.1       61.6
                                                              --------   --------   --------   --------
Net income..................................................  $   62.1   $   88.3   $   77.3   $   87.7
                                                              ========   ========   ========   ========
Income per Common share:(3)
  Primary...................................................  $   0.58   $   0.82   $   0.72   $   0.81
                                                              ========   ========   ========   ========
  Fully diluted.............................................  $   0.56   $   0.77   $   0.68   $   0.76
                                                              ========   ========   ========   ========

---------------

(1) Includes $107.2 million of gains from the sale of marketable equity securities and an $85.3 million charge for the Automotive Products segment asset write-down in the third quarter.

(2) Includes approximately $21.9 million related to the nonrecurring gains on the sale of marketable equity securities and the income tax effect of the goodwill write-down included in the Automotive Products segment asset write-down in the third quarter.

(3) Includes gains from the sale of marketable equity securities, net of nonrecurring expenses, of $.01 and $.04 in the second and fourth quarters, respectively.

                            COOPER INDUSTRIES, INC.

                                                       1995 (BY QUARTER)
                                           -----------------------------------------
                                              1          2          3          4
                                           --------   --------   --------   --------
                                             (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues................................   $1,112.2   $1,248.5   $1,180.6   $1,269.6
Cost of sales...........................      764.4      848.9      815.4      868.8
Selling and administrative expenses.....      199.4      207.7      206.1      227.9
Goodwill amortization...................       14.1       15.6       15.1       16.0
Other (income) expense, net.............        1.8       (3.6)     (10.0)      (5.7)
Interest expense........................       38.3       39.5       37.0       36.2
                                           --------   --------   --------   --------
Income from continuing operations before
  income taxes..........................       94.2      140.4      117.0      126.4
Income taxes............................       38.9       57.6       47.7       53.2
                                           --------   --------   --------   --------
Income from continuing operations.......       55.3       82.8       69.3       73.2
Charge for discontinued operations......         --     (186.6)        --         --
                                           --------   --------   --------   --------
Net income (loss).......................   $   55.3   $ (103.8)  $   69.3   $   73.2
                                           ========   ========   ========   ========
Income (loss) per Common share:(1)
  Primary:
     Continuing operations..............   $   0.48   $   0.71   $   0.65   $   0.68
                                           ========   ========   ========   ========
     Net income (loss)..................   $   0.48   $  (0.89)  $   0.65   $   0.68
                                           ========   ========   ========   ========
  Fully diluted:
     Continuing operations..............   $   0.47   $   0.68   $   0.62   $   0.65
                                           ========   ========   ========   ========
     Net income (loss)..................   $   0.47   $  (0.89)  $   0.62   $   0.65
                                           ========   ========   ========   ========

---------------

(1) Includes gains from the sale of marketable equity securities of $.04 and $.01 in the third and fourth quarters, respectively.