Form 10-K405, Exhibit 13
period 1997-12-31
COOPER INDUSTRIES INC
filed 1998-03-31
CIK 24454

                                                                    EXHIBIT 13.0
                                   APPENDIX A

                            COOPER INDUSTRIES, INC.

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     A-1
Consolidated Financial Statements:
  Report of Management......................................    A-13
  Report of Independent Auditors............................    A-14
  Consolidated Income Statements for the three years ended
     December 31, 1997......................................    A-15
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................    A-16
  Consolidated Statements of Cash Flows for the three years
     ended December 31, 1997................................    A-17
  Consolidated Statements of Shareholders' Equity for the
     three years ended December 31, 1997....................    A-18
  Notes to Consolidated Financial Statements................    A-19

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW

     Acquisitions and Divestitures During the last three years, Cooper's continuing operations have completed 18 acquisitions and 3 divestitures. The acquisitions have been in complementary product lines that enhance areas of strength, while the dispositions have been of noncore or under-performing businesses. In 1995, Cooper divested the remaining businesses comprising the former Petroleum & Industrial Equipment segment through an exchange offer with shareholders for common stock of Cooper Cameron Corporation ("Cooper Cameron"). On May 30, 1997, Cooper completed the sale of its Kirsch window treatment division for $216.0 million. For the five months ended May 30, 1997, and the year ended December 31, 1996, Kirsch had revenues of $97.4 million and $252.9 million, and operating earnings of $4.8 million and $20.0 million, respectively.

     Nonrecurring Income and Expenses In the third quarter of 1995, Cooper began to sell the common shares of Belden Inc. ("Belden") that it retained following the 1993 initial public offering of Belden's common stock. In 1995, Cooper recognized gains from the sale of the Belden marketable equity securities of $.05 per share.

     In 1996, Cooper sold the remaining common shares of Belden and all of the shares of Cooper Cameron retained in the 1995 exchange offer with shareholders. Also in 1996, Cooper initiated a strategic review of most of its businesses and operations. Actions resulting from this review included (1) the decision to retain an investment banking firm to evaluate the possible sale of Kirsch; (2) a change in the strategic direction of the automotive brake business and the write-down of long-lived assets and goodwill associated with certain brake product lines; and (3) nonrecurring charges related primarily to facility closings and consolidations and resolution of environmental litigation. The 1996 nonrecurring charges, when combined with the realization of gains from the sale of marketable equity securities, resulted in a net gain of $.05 per share.

     On May 30, 1997, Cooper completed the sale of its Kirsch window treatment division. The sale resulted in a gain of $69.8 million. During 1997, Cooper also exchanged a portion of its DECSSM (Debt Exchangeable for Common Stock) for Wyman-Gordon Company ("Wyman-Gordon") common stock and realized a gain of $23.2 million. Cooper incurred charges of $83.9 million for actions management committed to during 1997 after concluding an evaluation of (1) geographic manufacturing and distribution facilities within the Tools & Hardware segment,
(2) certain sales, marketing and distribution activities within the Automotive Products segment and (3) information systems relating to year 2000 compliance efforts. The 1997 charges included adjustments to the carrying value of assets of $54.8 million and accruals for continuing obligations for replaced systems and facility consolidations of $29.1 million. Cooper also recorded a tax benefit of $6.1 million related to favorable settlements of state income tax issues in 1997. For 1997, the nonrecurring gains, net of the nonrecurring charges, and the tax benefit increased earnings per share by $.10.

     Cooper currently is not considering additional consolidations in the Electrical Products segment. The Tools & Hardware segment is currently in the process of consolidating certain international manufacturing and distribution facilities and the Automotive Products segment is currently in the process of consolidating sales, marketing and distribution activities. In addition, during 1997, Cooper began negotiations with Standard Motor Products, Inc. ("SMP") to exchange Cooper's temperature control business for the brake products business owned by SMP. In December 1997, Cooper received the necessary government approvals for completion of the transaction with SMP. Closing of the business exchange is subject to negotiation of a definitive agreement and is currently anticipated to occur in the first quarter of 1998.

     Cooper is continuing to evaluate strategic alternatives related to the Automotive Products segment. During early 1998, Cooper anticipates completing the exit of Automotive Products remanufacturing activities and all product lines included in the temperature control businesses and completing the consolidation of the Automotive Products sales, marketing and distribution activities. Adjustments to the carrying value of assets and accruals, noted above, were recorded for projects committed to by management. Severance and certain other costs related to projects committed to by management are not expensed until affected employees are notified. A majority of the consolidations have been announced and such costs were accrued and expended by the end of 1997. Cash expenditures related to the payout of accrued severance and other expenditures related to the committed consolidations in 1998 will not be significant. However, Cooper could incur additional expenses as the projects are completed, resulting from consolidation disruptions to operations and additional consolidation expenses. These additional expenses are currently not anticipated to be significant to any quarterly period in 1998. In addition, other gains or charges could be incurred during 1998 as management completes its evaluation of strategic alternatives related to the Automotive Products segment or adds to the strategic projects committed to in the Tools & Hardware segment.

     With the exception of the sale of Kirsch, the actions committed to in 1997 will not have a continuing significant impact on revenues, segment operating earnings or cash flows. See Notes 2 and 6 of Notes to Consolidated Financial Statements for additional information on nonrecurring gains and charges.

     Capitalization Effective January 1, 1995, Cooper exchanged all of its outstanding $1.60 Convertible Exchangeable Preferred Stock for $691.2 million of 7.05% Convertible Subordinated Debentures due 2015 and $3.8 million in cash related to fractional shares. While the exchange increased the debt-to-total capitalization ratio above Cooper's preferred target, it generated in excess of $20 million per year of additional net cash flows. During the first half of 1997, Cooper completed calls for redemption of all of its outstanding 7.05% Convertible Subordinated Debentures with a total of $610 million converted to approximately 14.8 million shares of Cooper Common stock and approximately $80 million redeemed for cash.

     On June 30, 1995, Cooper reduced common shares outstanding by 9.5 million shares through the completion of the exchange offer with its shareholders for the common stock of Cooper Cameron. In December 1995, Cooper issued $222.8 million in 6% Exchangeable Notes (DECSSM -- Debt Exchangeable for Common Stock) due January 1, 1999. The notes are mandatorily exchangeable into shares of Wyman-Gordon common stock owned by Cooper or, at Cooper's option, into cash in lieu of shares. The notes are, in effect, a monetization of Cooper's investment in Wyman-Gordon common stock. In addition, Cooper retained the first 16% of appreciation in the fair market value of the Wyman-Gordon common stock between the date of issuance of the notes and their maturity, plus 13.8% of any additional appreciation beyond the first 16%. During 1997, Cooper exchanged $33.8 million of its DECS for Wyman-Gordon common stock. At December 31, 1997, a minimum of $85.4 million after income taxes will be realized as a gain on the Wyman-Gordon common stock through the DECS monetization. This gain plus any additional appreciation will be realized upon redemption of the DECS.

     During 1997, Cooper purchased approximately 3.6 million shares of its Common stock for $192 million. This action was taken as part of the remaining $275 million Common stock repurchase authorization program to maintain Cooper's debt-to-total capitalization between 35% and 45%.

     Cooper has invested $586 million in capital assets related to modernization and expansion of facilities plus significant amounts related to the integration of newly acquired businesses and the revitalization of existing ones during the last three years. More importantly, Cooper today is a much different company than it was in 1994, and one that is well prepared for the increasingly competitive global marketplace.

YEAR 2000 INFORMATION SYSTEMS ASSESSMENTS

     Many of Cooper's purchased and internally developed information systems programs were written using two digits rather than four to identify a year. With the turn of the century, time sensitive software using two digits may not identify the year 2000, which could result in system failures and miscalculations disrupting the ability to conduct normal business operations. Cooper completed an assessment of its major information systems for year 2000 compliance during 1997 and developed detailed plans to resolve all major issues by the end of 1998. Cooper has nine divisions with multiple hardware platforms and software products in use. At the time the assessment was completed, several businesses were, in the normal course, upgrading software and systems to increase efficiency and customer responsiveness. Therefore, while the assessment expedited certain systems conversions and upgrades, it did not initiate all of the actions subsequently described. Cooper also assesses major information systems of newly acquired businesses for year 2000 compliance as part of its assessment program.

     Four of Cooper's divisions are implementing new enterprise systems with the remaining divisions revising or upgrading existing software to be year 2000 compliant. One of the divisions implementing a new enterprise system began the rollout in 1997 with the other three divisions planning the rollouts in the second and third quarters of 1998. Where possible, businesses have abandoned home-grown or highly customized applications with purchased, year 2000 compliant replacements or upgrades. In some situations, operations within a business abandoned existing software and migrated to consolidated hardware and software that is year 2000 compliant. Where these solutions were not possible, businesses have contracted with third parties or committed internal resources to ensure that all major systems are year 2000 compliant. Cooper believes it was close to fifty percent complete with its efforts to convert software or install systems that are year 2000 compliant at the end of 1997. While most efforts are anticipated to be completed by the end of 1998, it is likely that certain efforts will be delayed into early 1999.

     Cooper has also initiated formal communications with its significant suppliers and large customers to determine the potential risk of disruption to Cooper's operations if these companies fail to remediate year 2000 issues. The greatest year 2000 compliance risk to Cooper is that implementation of new enterprise systems will be delayed beyond the anticipated completion dates in 1998 and the severe shortage of qualified information systems personnel, both internally and externally, could delay compliance efforts.

     Cooper's total annual capital investment has not increased significantly over historical expenditures, although like most companies the investment in information technology has become a larger percentage of annual capital expenditures. During the period 1996 through 1998, Cooper estimates that it will have capital expenditures of close to $100 million on information technology related to new systems installations. During 1997 and until completion of year 2000 compliance efforts, considerable internal resources are being devoted to these projects. In addition to the internal resources, Cooper has been incurring, and anticipates continuing to incur, approximately $2 million of quarterly expense in its compliance efforts.

     The capital expenditures and expenses of the projects, the estimated percentage of completion to date, and the dates on which Cooper believes it will complete the year 2000 compliance efforts are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated.

RESULTS OF OPERATIONS

     The financial information and discussions that follow, along with the Consolidated Financial Statements and related footnotes, will aid in understanding Cooper's results of operations as well as its financial position, cash flows and indebtedness.

REVENUES

                                                                  YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                 1997       1996       1995
                                                               --------   --------   --------
                                                                       (IN MILLIONS)
Electrical Products.........................................   $2,568.3   $2,407.5   $2,089.7
Tools & Hardware............................................      749.9      720.1      702.9
Automotive Products.........................................    1,873.2    1,903.2    1,758.8
                                                               --------   --------   --------
          Continuing Revenues...............................    5,191.4    5,030.8    4,551.4
Kirsch......................................................       97.4      252.9      259.5
                                                               --------   --------   --------
          Total Revenues....................................   $5,288.8   $5,283.7   $4,810.9
                                                               ========   ========   ========

     1997 vs. 1996 Revenues Cooper's 1997 revenues, excluding Kirsch, increased 3% over 1996. Excluding the impact of eight 1997 acquisitions and the carryover impact of 1996 acquisitions, revenues for 1997 increased 2%. The strengthening of the U.S. dollar against most of the functional currencies in which international operations conduct business reduced revenues measured in U.S. dollars by approximately $80 million or 1.5% compared to 1996. The strong dollar also had a negative unquantifiable impact on export sales.

     The Electrical Products segment contributed close to 50% of Cooper's continuing revenues in 1997, as revenues increased 7% over 1996. Excluding the effects of 1997 acquisitions and the carryover impact of 1996 acquisitions, revenues increased 5%. Revenue growth is attributable to strong sales increases of distribution and transmission equipment and circuit protection products. Lighting fixtures also benefited from strong demand in the housing and nonresidential construction markets. Strong international demand in Mexico and Canada for construction materials was offset somewhat by a soft European market and the effects of a strong dollar.

     The Tools & Hardware segment made up approximately 14% of Cooper's continuing revenues in 1997, with revenues increasing 4% over the prior year. Excluding the carryover impact of 1996 acquisitions, revenues increased 2% compared to 1996. Sales of domestic hand-held power tools and worldwide assembly equipment grew to meet continued demand from the automotive and aerospace industries. Providing a partial offset to this increase was a slight decline in demand for hand tool products in North America and the effects of a stronger U.S. dollar against most European currencies.

     The Automotive Products segment contributed 36% of Cooper's continuing revenues in 1997 with revenues decreasing slightly from the prior year. Excluding the effects of two small 1997 acquisitions and the carryover impact of one 1996 acquisition, revenues declined 2% from the prior year. Sales in the original equipment market improved as vehicle production levels increased on existing vehicle platform contracts. Sales in the aftermarket were hampered by weak demand in most product lines. Temperature control product sales and remanufactured product lines declined due primarily to competitive price pressures. Wiper volume declined significantly in the first half of 1997 as more normal winter weather patterns were experienced in 1997 than in 1996.

     1996 vs. 1995 Revenues Cooper's 1996 revenues increased 10% over 1995. Excluding the impact of seven 1996 acquisitions, the carryover impact of 1995 acquisitions (including the CEAG acquisition on December 31, 1995) and one small 1996 divestiture, revenues for 1996 were up 5%.

     The Electrical Products segment comprised approximately 46% of Cooper's total revenues in 1996, as revenues increased 15% over 1995. Excluding the effects of 1996 acquisitions and the carryover impact of 1995 acquisitions (including the CEAG acquisition on December 31, 1995), revenues increased 6%. Sales of electrical construction materials, lighting fixtures and power distribution products benefited from continued strength in industrial production and commercial and industrial construction and renovation activity. Strong international demand for a number of the segment's transformer and power management products and a recovery from the 1995 economic downturn in Mexico contributed to the revenue increase. New product introductions also added to revenues in 1996.

     The Tools & Hardware segment, including Kirsch, made up approximately 18% of Cooper's total revenues in 1996, with revenues increasing slightly over the 1995 level. Excluding the effects of two small 1996 acquisitions, revenues were flat when compared to 1995. Sales of power tools and assembly equipment continued to grow to meet demand from the automotive and aircraft assembly industries, both domestically and internationally. However, slowing demand in the European markets for hand tools and drapery hardware products and the disruptions from the implementation of a new hand tools distribution center in North America offset the revenue gains from power tools and assembly equipment.

     The Automotive Products segment contributed approximately 36% of Cooper's total revenues in 1996, with revenues increasing 8% over 1995. Excluding the effects of two 1996 acquisitions and carryover impact of one 1995 acquisition, revenues increased 5% over the prior year. Harsh winter weather and lean distributor inventories boosted domestic aftermarket demand for wiper blades and ignition products early in the year. New customers for lighting products and a partial recovery from the 1995 economic downturn in Mexico also increased revenues. Product sales in the original equipment market improved as a result of increased light vehicle production and increased placement of products on new vehicle platforms. However, a decline in sales of temperature control products, the result of a mild summer and related product returns; a decline in domestic sales of heavy duty brake components, the result of decreases in original equipment production; and lower European aftermarket sales, influenced by weak economic conditions there, offset some of the gains made in other product categories.

SEGMENT OPERATING EARNINGS

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                                1997     1996     1995
                                                               ------   ------   ------
            Reported Segment Operating Earnings:                    (IN MILLIONS)
Electrical Products.........................................   $445.7   $405.3   $355.5
Tools & Hardware............................................     77.1     91.4     96.5
Automotive Products.........................................    143.5     87.3    180.7
                                                               ------   ------   ------
          Continuing Segment Operating Earnings.............    666.3    584.0    632.7
Kirsch......................................................     74.6     20.0     14.7
                                                               ------   ------   ------
          Segment Operating Earnings........................   $740.9   $604.0   $647.4
                                                               ======   ======   ======

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                                1997     1996     1995
                                                               ------   ------   ------
  Segment Operating Earnings Excluding Nonrecurring Items:          (IN MILLIONS)
Electrical Products.........................................   $461.6   $408.3   $355.5
Tools & Hardware............................................     99.6     91.4     96.5
Automotive Products.........................................    186.9    189.3    180.7
                                                               ------   ------   ------
          Continuing Segment Operating Earnings.............    748.1    689.0    632.7
Kirsch......................................................      4.8     22.0     14.7
                                                               ------   ------   ------
          Segment Operating Earnings........................   $752.9   $711.0   $647.4
                                                               ======   ======   ======

     1997 vs. 1996 Segment Operating Earnings Segment operating earnings in 1997 include nonrecurring charges of $81.8 million for adjustments to the carrying value of assets, accruals for facility consolidations and related severance and other obligations committed to by management. Reported segment operating earnings also include a $69.8 million gain on the sale of Kirsch. Segment operating earnings in 1996 include nonrecurring charges of an $85.3 million write-down of assets in the Automotive Products segment and $21.7 million in other nonrecurring charges related primarily to facility closings and consolidations. See Nonrecurring Income and Expenses in the Overview section and
Note 2 of Notes to Consolidated Financial Statements. Excluding nonrecurring items in 1997 and nonrecurring charges of $107 million in 1996, segment operating earnings increased 6% over 1996. Excluding Kirsch results from both years, segment operating earnings increased 9% over 1996. Acquisitions contributed approximately $11 million or 2% of the increase in segment operating earnings over 1996.

     The Electrical Products segment operating earnings, excluding nonrecurring charges of $15.9 million in 1997 and $3.0 million in 1996, improved 13% over the prior year and contributed 62% of Cooper's continuing segment operating earnings. Return on revenues improved in 1997 to 18% from 17% in 1996. The 1997 acquisitions and the carryover impact of 1996 acquisitions contributed approximately $8 million of the increase in earnings. Excluding this impact and nonrecurring items, segment operating earnings were up 11% over 1996. This strong growth in earnings is primarily attributable to cost savings in transformer products, strong revenue growth in higher margin distribution and certain transmission equipment and circuit protection products and cost containment across all businesses. All electrical products businesses had increases in return on revenues, excluding nonrecurring charges, during 1997.

     The Tools & Hardware segment operating earnings, excluding nonrecurring items of $22.5 million in 1997 and Kirsch, increased 9% from 1996 and contributed 13% of the continuing segment operating earnings. The incremental earnings of the carryover impact of two small acquisitions was less than $1.5 million. Return on revenues increased to 13.3%, up .6 percentage points from the prior year. Increased sales of hand-held power tools and assembly equipment and leveraging of costs, primarily in the power tools and assembly equipment businesses, were the primary drivers of the performance. The absence of implementation costs incurred in the 1996 warehouse and distribution system conversion at the hand tools operations also contributed to the increase in return on revenues, partially offset by lower sales volume for hand tools.

     The Automotive Products segment operating earnings, excluding nonrecurring charges of $43.4 million in 1997 and $102.0 million in 1996, decreased 1% from the prior year. The segment contributed 25% of continuing segment operating earnings. Without the impact of two acquisitions, operating earnings declined 2%. Return on revenues increased from 9.9% in 1996 to 10.0% in 1997. Lower sales volume in the domestic aftermarket for most chassis, temperature control and wiper products, coupled with competitor price pressures, and a weak European aftermarket for ignition products contributed to the earnings decline. Increased sales in the original equipment market, lower spending on promotional expenses and other costs and lower depreciation and amortization due to the 1996 write-down of brake assets provided a partial offset.

     1996 vs. 1995 Segment Operating Earnings Segment operating earnings in 1996, excluding nonrecurring charges, included an $85.3 million write-down of assets in the Automotive Products segment and $21.7 million in other nonrecurring charges related primarily to facility closings and consolidations. See Nonrecurring Income and Expense in the Overview section and Note 2 of Notes to Consolidated Financial Statements. Excluding nonrecurring charges of $107 million, segment operating earnings in 1996 increased 10% over 1995. Acquisitions contributed approximately $45 million or 7% of the increase in segment operating earnings over 1995.

     The Electrical Products segment operating earnings, excluding nonrecurring charges, improved 15% from 1995, and contributed 57% of Cooper's total segment operating earnings. Return on revenues decreased only slightly in 1996 to 16.8% due to an unfavorable mix of power distribution products and a proportionately lower contribution of higher-margin fuse products. Excluding nonrecurring charges, return on revenues declined less than .1 percentage points. The 1996 acquisitions and the carryover impact of 1995 acquisitions, including CEAG, added approximately $36 million of incremental earnings to 1996. Excluding this impact, segment operating earnings were up 4% over 1995. This resulted from the growth in revenues from improvements in construction markets, cost reduction efforts and a more favorable product line mix beginning in the third quarter of 1996.

     The Tools & Hardware segment operating earnings, excluding Kirsch, declined $5.1 million when compared to 1995 with the segment, including Kirsch, contributing 16% of total segment operating earnings before nonrecurring charges. The incremental earnings impact from 1996 acquisitions was less than $2 million. Return on revenues, excluding Kirsch, of 12.7% in 1996 was below the 1995 level of 13.7%. The favorable impact from prior cost improvement actions, including the consolidation of forged hand tools manufacturing, and increased sales of power assembly tools were offset by implementation costs incurred in the warehouse and distribution system conversion at the hand tools operations and the effects of slower European markets. Kirsch results included nonrecurring expenses of $2 million for legal and other costs related to sales of imported mini blinds containing lead paint.

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

OTHER INCOME AND EXPENSE

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                                1997     1996     1995
                                                               ------   ------   ------
                                                                    (IN MILLIONS)
Segment Operating Earnings(1)...............................   $740.9   $604.0   $647.4
Other Income................................................     14.2     23.0     25.5
Nonrecurring Gains..........................................     23.2    150.4     11.7
General Corporate Expense...................................    (61.2)   (77.3)   (55.6)
Interest Expense............................................    (90.4)  (142.1)  (151.0)
                                                               ------   ------   ------
  Income from Continuing Operations before Income Taxes.....   $626.7   $558.0   $478.0
                                                               ======   ======   ======

---------------

(1) Includes nonrecurring gain on sale of Kirsch and nonrecurring charges.

     Other Income Other income in 1997 declined compared to 1996 due to the absence of dividends on marketable equity securities and the utilization of cash to reduce average debt outstanding.

     General Corporate Expense General corporate expenses decreased $16.1 million in 1997 compared to 1996. Excluding nonrecurring charges, general corporate expenses decreased $7.3 million in 1997 compared to 1996. The 1997 and 1996 expenses included nonrecurring charges of $2.1 million and $10.9 million, respectively. The 1997 charge relates primarily to information systems and the 1996 charge related primarily to environmental litigation. The remainder of the decrease was primarily due to lower costs for retirements and severance. General corporate expenses increased $21.7 million in 1996 compared to 1995. The 1996 general corporate expense includes $10.9 million in nonrecurring expenses related to environmental litigation. The remainder of the increase from 1995 is related to costs in connection with the executive incentive plan adopted by shareholders in 1996 and severance and retirement expenses.

     Nonrecurring Gains Nonrecurring gains decreased by $127.2 million in 1997 from 1996. The gain on the exchange of the Wyman-Gordon DECS of $23.2 million was recognized in 1997 while 1996 included $150.4 million in gains on the sale of marketable equity securities of Belden and Cooper Cameron. Nonrecurring gains increased $138.7 million in 1996 from 1995 due to lower gains on sales of marketable equity securities in 1995.

     Interest Expense Interest expense for 1997 decreased $51.7 million from 1996. The majority of the decrease was due to the conversion during 1997 of $610 million of Cooper's 7.05% Convertible Subordinated Debentures to Cooper Common stock. Average debt levels in 1997, excluding the $610 million converted debt, were also lower than 1996 and contributed to the decline in interest expense. Interest expense decreased $8.9 million in 1996 from the 1995 level. The decline was driven by lower average interest rates and lower average debt levels.

INCOME FROM CONTINUING OPERATIONS

                                                                       YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  1997          1996          1995
                                                                ---------     ---------     ---------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
Income from continuing operations before income taxes.......     $626.7        $558.0        $478.0
Income taxes................................................      232.1         242.6         197.4
                                                                 ------        ------        ------
Income from continuing operations...........................     $394.6        $315.4        $280.6
                                                                 ======        ======        ======
Diluted earnings per share from continuing operations.......     $ 3.26        $ 2.77        $ 2.41
                                                                 ======        ======        ======

     1997 vs. 1996 Income from Continuing Operations Income from continuing operations before income taxes for 1997, exclusive of 1997 net nonrecurring gains of $9.1 million and 1996 net nonrecurring gains of $32.5 million, increased to $617.6 million from $525.5 million, an 18% increase. This increase was primarily the result of the increased segment earnings and lower interest expense.

     The effective tax rate decreased from 43.5% in 1996 to 37.0% in 1997. The 1996 rate was higher than normal due to the asset write-down which included the write-off of nondeductible goodwill. Excluding the impact of this write-down, the effective tax rate was 41.2%. The effective tax rate for 1997 includes $6.1 million related to the favorable settlements of several state income tax issues. Excluding the 1997 nonrecurring tax benefit, the 1997 effective tax rate was 38%. The rate reduction from 41.2% to 38.0% stems from Cooper's tax planning efforts, including changing its international tax structure, maximizing tax incentives for exports and increasing research and development tax credits. In addition, the impact of nondeductible goodwill on the effective tax rate is reduced as earnings increase.

     Income from continuing operations increased 25% over 1996. The 1997 net income includes the effect of (1) the redemption and conversion of Cooper's 7.05% Convertible Subordinated Debentures, (2) the purchase of approximately 3.6 million shares of Cooper's Common stock, (3) the absence of the Kirsch business for seven months of 1997, and (4) a $6.1 million benefit from settlements of several state income tax matters. Diluted earnings per share from continuing operations increased 18% from the 1996 level. The lower interest expense in 1997 related to the conversion of $610 million of 7.05% Convertible Subordinated Debentures to Cooper Common stock, had no effect on diluted earnings per share as the interest expense is excluded and the equivalent Cooper Common stock are included in the calculation of diluted earnings per share for both 1997 and 1996.

     While the purchase of Cooper Common stock and the impact of the $80 million of 7.05% Convertible Subordinated Debentures redeemed for cash reduced average shares utilized in the computation of diluted earnings per share, the funding of these two items increased interest expense, offsetting most of the benefit on diluted earnings per share. After considering the impact of additional common stock equivalents, primarily resulting from an increase in market price of a share of Cooper Common stock during the year, diluted earnings per share were not impacted by the net reduction in average shares during 1997. The absence of the Kirsch operations, net of the effect of lower interest expense resulting from repaying debt with the net proceeds of the sale, reduced earnings per share for 1997 by approximately $.05. Earnings per share for 1997 also includes contributions of $.10 of nonrecurring gains (net of nonrecurring expenses) and the favorable settlements of several state income tax issues. Earnings per share for 1996 include a contribution of $.05 per share (net of nonrecurring expenses) from the sale of marketable equity securities.

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

     The effective tax rate increased to 43.5% in 1996 from 41.3% in 1995. The increase resulted primarily from the asset write-down in the Automotive Products segment, which included a write-down of goodwill that was not deductible for income tax purposes. Excluding the gain on the sale of marketable equity securities and the nonrecurring write-down, the effective tax rate decreased from 41.3% in 1995 to 41.2% in 1996.

     Income from continuing operations increased 12% due to the factors outlined above, while diluted earnings per share from continuing operations increased 15%. The full-year impact of the reduction in average shares outstanding resulting from the Cooper Cameron Exchange Offer completed in mid-year 1995, accounted for $.09 per share of the earnings per share increase. See Note 18 of Notes to Consolidated Financial Statements. Both 1996 and 1995 earnings per share include a net contribution (net of nonrecurring expenses in 1996) of $.05 per share from the sale of marketable equity securities.

PERCENTAGE OF REVENUES

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                                1997     1996     1995
                                                               ------   ------   ------
Revenues....................................................    100.0%   100.0%   100.0%
Cost of Sales...............................................     67.8%    68.2%    68.5%
Selling and Administrative..................................     17.5%    17.9%    17.5%

     1997 vs. 1996 Percentage of Revenues Cost of sales, as a percentage of revenues, declined to 67.8% in 1997 from 68.2% in 1996. The decline resulted primarily from product cost improvements and containments and an overall favorable mix of higher margin electrical products. Most of the improvement in cost of sales as a percentage of revenue was in the Electrical Products segment, with the Tools & Hardware segment, excluding Kirsch, improving to a lesser extent and the Automotive Products segment being flat with the prior year. Selling and administrative expenses decreased, as a percentage of revenues, to 17.5% in 1997 from 17.9% in 1996. The inclusion of Kirsch for five months in 1997 and for the full year in 1996, represented .2 percentage points of the improvement. Each of the segments contributed to the remaining improvement. Lower general corporate expenses discussed under "General Corporate Expense" also contributed to the improvement.

     1996 vs. 1995 Percentage of Revenues Cost of sales, as a percentage of revenues, declined to 68.2% from 68.5% in 1995. The improvement in the cost of sales percentage reflects the continued improvement in operating efficiencies achieved through manufacturing and distribution improvement programs, the emphasis beginning in 1995 on top line growth through new products, market penetration and acquisitions offset in part by disruptions resulting from consolidations and facility closings and the large increase in transformer sales, which carry a lower margin. Selling and administrative expense, as a percentage of revenues, increased to 17.9% in 1996 from 17.5% in 1995. The increase of .4 percentage points in 1996, is primarily attributable to higher selling and administrative expenses of the CEAG acquisition, acquired December 31, 1995, the higher corporate general expenses discussed under "General Corporate Expense", additional investments in personnel and other sales expenses, primarily in the business comprising the Electrical Products segment, and high customer changeover expenses in the Automotive Products segment.

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

     In the second quarter of 1995, Cooper recorded a charge of $186.6 million ($1.45 per diluted share) to reflect the actual loss on the split-off of Cooper Cameron. The charge was composed of the difference between the historical cost of Cooper's investment in Cooper Cameron remaining after the September 1994 estimated charge and the market value of Cooper Cameron common stock during the first few days the common stock traded on a national exchange ($162.8 million), additional Cooper Cameron operating losses during the period October 1, 1994 through June 30, 1995 ($20.3 million) and additional transaction costs ($3.5 million). The additional operating losses and transaction costs resulted primarily from the delay in completing the exchange transaction and the recording by Cooper Cameron of a $17 million pretax charge in the second quarter of 1995 for the write-down of receivables due from customers in Iran.

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

EARNINGS OUTLOOK

     The following sets forth Cooper's general business outlook for 1998, based on current expectations. The statements are forward looking and actual results may differ materially. The comparative figures for 1998 include the effects of acquisitions made during 1997 and exclude 1997 nonrecurring items and the Kirsch division from the Tools & Hardware segment.

     Electrical Products segment revenues are expected to increase by approximately fifteen percent, Tools & Hardware segment revenues are expected to increase approximately five percent and Automotive Products segment revenues are expected to be about the same as 1997 revenues. Cooper expects operating earnings for the Electrical Products segment to increase by approximately ten to fifteen percent. Operating earnings for both the Tools & Hardware segment and the Automotive Products segment are expected to increase by approximately five to ten percent.

     The above statements are forward looking, and actual results may differ materially. The above statements are based on a number of assumptions, risks and uncertainties. The primary economic assumptions include, without limitation, (1) modest growth in the domestic economy; (2) a modest improvement in European markets; (3) a modest increase in construction spending worldwide; (4) no significant change in raw material costs; (5) no major customer consolidation in the automotive aftermarket; and (6) no significant adverse changes in the relationship of the currencies of Western European countries to the U.S. dollar. The estimates also assume, without limitation, no significant change in competitive conditions and such other risk factors as are discussed from time to time in Cooper's periodic filings with the Securities and Exchange Commission.

PRICING AND VOLUME

     In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

     It is Cooper's best judgment that, excluding the year-to-year effects of acquisitions and divestitures, unit volume increased in the Electrical Products and Tools & Hardware segments but decreased in the Automotive Products segment in 1997. During 1996, Cooper's best judgment is that unit volume increased in the Electrical Products and Automotive Products segments and decreased in the Tools & Hardware segment.

     During the three-year period ending in 1997, Cooper was unable to increase prices to fully offset cost increases in selected product offerings in all segments. Cooper has been able to control costs through manufacturing improvements and other actions during this period so that the inability to increase prices has not significantly affected profitability in the segments.

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

     In 1997, operating working capital, as reported in the consolidated balance sheet, increased $31.1 million. Excluding acquisitions consummated in December 1997, operating working capital decreased $19.5 million as a result of a $17.3 million decrease in accounts receivable, a $36.4 million decrease in inventories and a $34.2 million decrease in accounts payable. Excluding the impact of the December 1997 acquisitions, operating working capital turns increased from 3.8 to 4.0 turns in 1997, a 5% improvement.

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

  Cash Flows

     Net cash provided by operating activities in 1997 totaled $494 million. These funds, along with $216 million in proceeds from the sale of Kirsch and an increase in debt of $213 million (net of acquisition related assumed debt), were used to finance net cash outflows for acquisitions of $387 million, capital expenditures of $196 million, dividends of $157 million and purchases of Cooper's Common stock of $192 million.

     Net cash provided by operating activities in 1996 totaled $562 million. The cash generated from operating activities, and $259 million provided from the sales of marketable equity securities and fixed assets, was utilized to finance net cash flows for acquisitions of $257 million, capital expenditures of $202 million, dividends of $143 million and debt reduction of $227 million.

     Net cash flows provided by operating activities in 1995 totaled $550 million. This cash, in addition to $40 million generated by sales of fixed assets and marketable equity securities, was used to fund capital spending of $188 million, dividends of $164 million, debt reduction of $186 million and discontinued operations of $48 million.

     In connection with accounting for purchase business combinations, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. Cash flow from operating activities for each of the three years in the period ended December 31, 1997, is reduced by the amounts expended on the various accruals established in connection with each acquisition. At December 31, 1997, Cooper had accruals totaling $26.0 million related to these activities. Cooper spent $9.3 million, $24.3 million and $47.0 million in 1997, 1996 and 1995, respectively. Spending in 1998 and future years is not expected to be at these levels, as most of the major projects related to earlier acquisitions have been completed and recent acquisitions do not involve significant restructuring activities. Cooper does not believe that future spending will impair Cooper's overall financial flexibility. See Note 7 of the Notes to Consolidated Financial Statements for further information.

  Debt

     The ratio of debt-to-total capitalization was 36.3%, 50.3% and 54.5% at year-end 1997, 1996 and 1995, respectively. The 1997 and 1996 debt-to-total capitalization ratio includes the noncash effect of marking the DECS to market. The 1997 ratio reflects the conversion of $610 million of 7.05% Convertible Subordinated Debentures into Cooper Common stock and the subsequent purchase of $192 million of Cooper Common stock. The 1995 ratio reflected the exchange, on January 1, 1995, of the $1.60 Convertible Exchangeable Preferred Stock for 7.05% Convertible Subordinated Debentures and the $614.1 million reduction in shareholders' equity from the June 30, 1995 exchange of Cooper Common stock for Cooper Cameron common stock.

     During 1996, Cooper filed a shelf registration statement for $300 million of medium-term notes and issued $50 million of five-year notes at an average rate of 5.74%. At December 31, 1997, $250 million was available for issuance under the shelf registration statement.

     During 1997, Cooper called for redemption its 7.05% Convertible Subordinated Debentures. Cooper retired all $690 million of the debentures. Of these debentures, a total of $610 million was converted to approximately 14.8 million shares of Cooper Common stock and approximately $80 million was redeemed for cash.

     Cooper has targeted a 35% to 45% debt-to-total capitalization ratio and intends to utilize cash flows to maintain approximately a minimum of a 35% debt-to-total capitalization ratio with excess cash utilized to purchase shares of Cooper's Common stock or fund acquisitions.

  Capital Expenditures and Commitments

     Capital expenditures on projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand product capacity were $196 million in 1997, $202 million in 1996 and $188 million in 1995. Projected capital expenditures for 1998 are anticipated to exceed 1997 expenditures by ten to fifteen percent. The 1998 anticipated capital spending represents approximately 55% for various cost-reduction and capacity-maintenance projects, including machinery and equipment modernization and enhancement and computer hardware and software projects, 14% for capacity expansion, 9% related to environmental matters and 22% for other items.

  Interest Rate and Foreign Currency Risk

     Changes in interest rates and foreign currency exchange rates affect Cooper's earnings and cash flows. In countries where Cooper has significant investments and where practical, debt is either borrowed in the local functional currency or foreign currency forward contracts are entered into to, in effect, exchange U.S. dollar denominated debt into local functional currency debt. While the purpose of borrowing in local functional currencies is primarily driven by tax planning considerations, it also reduces the cash flow risk as a significant portion of cash flows generated by the operations are utilized to pay interest and principal on the debt. The earnings risk is also reduced since interest expense is in the same currency as the operating earnings are generated.

     Cooper uses forward foreign currency exchange contracts to reduce the risk associated with changes in the exchange rates for firm commitments and anticipated sales or purchases where a product is manufactured or purchased in one country and sold or consumed in the manufacturing process in another country. Cooper's policy is to hedge firm commitments to eliminate this risk if natural hedges do not exist. Anticipated sales or purchases are hedged at the discretion of the operating businesses. Substantially all forward contracts expire within one year. At December 31, 1997, insignificant amounts of anticipated sales and purchases were hedged. Cooper believes that the effects of currency movements on the respective underlying hedged transactions offset any gain or loss on forward exchange contracts.

     The table below provides information about Cooper's financial instruments at December 31, 1997 that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates and weighted average interest rates for debt obligations.

                                1998       1999       2000      2001      2002      THEREAFTER     TOTAL
                                -----     ------     ------     -----     -----     ----------     ------
                                                     (IN MILLIONS, WHERE APPLICABLE)
Long-term debt:
  Fixed rate..................  $57.8     $235.7(1)  $  0.5     $50.4     $60.3       $250.0       $654.7
  Average interest rate.......    6.0%       6.5%       6.5%      6.6%      6.6%         6.7%         6.0%
  Variable rate...............  $ 0.5     $ 58.4     $545.4     $ 0.5     $ 0.5       $ 70.5       $675.8
  Average interest rate.......    5.8%       5.7%       5.6%      6.1%      6.1%         6.1%         5.8%

---------------
(1)Includes $235.2 of 6.0% DECS which are mandatorily exchangeable into shares of Wyman-Gordon common stock, or at Cooper's option, into cash in lieu of shares. Cooper anticipates delivering the Wyman-Gordon common stock upon redemption of the DECS in 1999.

     The table below provides information about Cooper's financial instruments at December 31, 1997 in excess of $5 million that are sensitive to foreign currency exchange rate changes by functional currency. For foreign currency denominated debt obligations, the table provides principal cash flows, weighted average interest rates by expected maturity dates and the applicable foreign currency exchange rate. For foreign currency forward contracts, the table presents the notional amounts and weighted average exchange rates by contractual maturity dates. These notional amounts are used to calculate the contractual payments to be exchanged under the contracts. All amounts are presented in U.S. dollar equivalents.

                                                                  1998                2000
                                                              ------------        ------------
                                                              (IN MILLIONS, WHERE APPLICABLE)
U.S. Dollar Functional Currency
Long-term debt denominated in German Deutschemark...........       --               $ 128.3
Average interest rate.......................................       --                   4.0%
Foreign currency exchange rate..............................       --                    .56
Forward Exchange Contracts:
Sell Pounds Sterling/Buy U.S. Dollars
  Notional amount...........................................    $ 175.3                --
  Average contract rate.....................................        1.66               --
Buy Australian Dollars/Sell U.S. Dollars
  Notional amount...........................................    $   7.2                --
  Average contract rate.....................................         .67               --
Buy Italian Lira/Sell U.S. Dollars
  Notional amount...........................................    $   5.4                --
  Average contract rate.....................................        .00057             --
Pounds Sterling Functional Currency
Forward Exchange Contracts:
Buy U.S. Dollars/Sell Pounds Sterling
  Notional amount...........................................    $   5.0                --
  Average contract rate.....................................        1.63               --

     See Note 16 of Notes to Consolidated Financial Statements for additional information regarding the fair value of Cooper's financial instruments.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income ("FAS No. 130") and No. 131 Disclosures About Segments of an Enterprise and Related Information ("FAS No. 131"). Both FAS No. 130 and FAS No. 131 are effective for Cooper's calendar year ending December 31, 1998.

     FAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Upon adopting the new standard in 1998, Cooper will report and display comprehensive income which includes net income plus non-owner changes in equity such as the change in foreign currency translation, the minimum pension liability, and unrealized gains or losses on investments in marketable equity securities.

     FAS No. 131 changes the way segment information is presented from an industry segment approach to a management approach. Under the management approach, segments are determined based on the operations regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. FAS No. 131 also allows the presentation of information on an internally reported basis and changes certain other disclosures. Cooper is managed in a similar structure to the present segment disclosures and information reviewed with the Board of Directors and senior management is in a similar format. Cooper has not presently determined the extent to which the segment groupings and related disclosures will be revised when FAS No. 131 is adopted, but does not anticipate major revisions that would make the information lack all comparability with the current presentation.

                              REPORT OF MANAGEMENT

     The management of Cooper Industries is responsible for the preparation, integrity and fair presentation of the accompanying Consolidated Financial Statements. Such Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management. Management also prepared the other information included in the 1998 Proxy Statement and is responsible for its accuracy and consistency with the Consolidated Financial Statements.

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

/s/ H. John Riley, Jr.        /s/ D. Bradley McWilliams              /s/ Terry A. Klebe
H. John Riley, Jr.            D. Bradley McWilliams                  Terry A. Klebe
Chairman, President and       Senior Vice President and              Vice President and
Chief Executive Officer       Chief Financial Officer                Controller

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cooper Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Cooper Industries, Inc. as of December 31, 1997 and 1996, and the related consolidated income statements, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Industries, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                    /s/ ERNST & YOUNG LLP

Houston, Texas
January 23, 1998

                            COOPER INDUSTRIES, INC.

                         CONSOLIDATED INCOME STATEMENTS

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1997         1996         1995
                                                              --------     --------     --------
                                                                (IN MILLIONS, EXCEPT PER SHARE
                                                                            DATA)
Revenues....................................................  $5,288.8     $5,283.7     $4,810.9
Cost of sales...............................................   3,588.3      3,605.7      3,297.5
Selling and administrative expenses.........................     925.3        945.4        841.1
Goodwill amortization.......................................      65.1         65.2         60.8
Nonrecurring gains..........................................     (93.0)      (150.4)       (11.7)
Nonrecurring charges........................................      83.9        117.9           --
Other (income) expense, net.................................       2.1         (0.2)        (5.8)
Interest expense............................................      90.4        142.1        151.0
                                                              --------     --------     --------
  Income from continuing operations before income taxes.....     626.7        558.0        478.0
Income taxes................................................     232.1        242.6        197.4
                                                              --------     --------     --------
  Income from continuing operations.........................     394.6        315.4        280.6
Charge for discontinued operations..........................        --           --       (186.6)
                                                              --------     --------     --------
          Net income........................................  $  394.6     $  315.4     $   94.0
                                                              ========     ========     ========
Income per Common share
  Basic:
     Income from continuing operations......................  $   3.36     $   2.94     $   2.52
     Charge for discontinued operations.....................        --           --        (1.67)
                                                              --------     --------     --------
          Net income........................................  $   3.36     $   2.94     $   0.85
                                                              ========     ========     ========
  Diluted:
     Income from continuing operations......................  $   3.26     $   2.77     $   2.41
     Charge for discontinued operations.....................        --           --        (1.45)
                                                              --------     --------     --------
          Net income........................................  $   3.26     $   2.77     $   0.96
                                                              ========     ========     ========
Cash dividends per Common share.............................  $   1.32     $   1.32     $   1.32
                                                              ========     ========     ========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997          1996
                                                              --------      --------
                                                                  (IN MILLIONS)
                                       ASSETS

Cash and cash equivalents...................................  $   30.3      $   16.1
Receivables.................................................     991.7         959.4
Inventories.................................................     958.2         971.1
Other.......................................................     156.5         151.5
                                                              --------      --------
          Total current assets..............................   2,136.7       2,098.1
                                                              --------      --------
Property, plant and equipment, less accumulated
  depreciation..............................................   1,198.8       1,241.3
Intangibles, less accumulated amortization..................   2,389.9       2,154.9
Investments in marketable equity securities.................     274.8         367.1
Deferred income taxes and other assets......................      52.3          89.0
                                                              --------      --------
          Total assets......................................  $6,052.5      $5,950.4
                                                              ========      ========

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt.............................................  $  139.0      $   98.2
Accounts payable............................................     574.5         586.2
Accrued liabilities.........................................     589.5         581.8
Accrued income taxes........................................      23.8          37.3
Current maturities of long-term debt........................      58.3          77.8
                                                              --------      --------
          Total current liabilities.........................   1,385.1       1,381.3
                                                              --------      --------
Long-term debt..............................................   1,272.2       1,737.7
Postretirement benefits other than pensions.................     558.0         606.4
Other long-term liabilities.................................     260.6         334.8
                                                              --------      --------
          Total liabilities.................................   3,475.9       4,060.2
                                                              --------      --------
Common stock, $5.00 par value...............................     615.0         540.2
Capital in excess of par value..............................     679.8         150.1
Retained earnings...........................................   1,514.5       1,275.3
Common stock held in treasury, at cost......................    (149.7)           --
Unearned employee stock ownership plan compensation.........     (66.5)        (92.9)
Other.......................................................     (16.5)         17.5
                                                              --------      --------
          Total shareholders' equity........................   2,576.6       1,890.2
                                                              --------      --------
          Total liabilities and shareholders' equity........  $6,052.5      $5,950.4
                                                              ========      ========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1996       1995
                                                              -------    -------    -------
                                                                      (IN MILLIONS)
Cash flows from operating activities:
  Net income................................................  $ 394.6    $ 315.4    $  94.0
  Charge for discontinued operations........................       --         --      186.6
                                                              -------    -------    -------
  Income from continuing operations.........................    394.6      315.4      280.6
  Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization..........................    219.6      233.8      218.8
     Deferred income taxes..................................     (3.4)      13.3       65.4
     Gain on sales of marketable equity securities and DECS
      exchange..............................................    (23.2)    (150.4)     (11.7)
     Gain on disposition of business........................    (69.8)        --         --
     Nonrecurring asset write-down..........................     54.8       85.3         --
     Changes in assets and liabilities:(1)
       Receivables..........................................    (31.3)      46.6      (12.1)
       Inventories..........................................    (37.1)       3.3       68.2
       Accounts payable and accrued liabilities.............      8.0       (1.2)      16.6
       Accrued income taxes.................................    (15.3)      28.5      (33.2)
       Other assets and liabilities, net....................     (2.6)     (12.2)     (42.3)
                                                              -------    -------    -------
          Net cash provided by operating activities.........    494.3      562.4      550.3
                                                              -------    -------    -------
Cash flows from investing activities:
  Cash paid for acquired businesses.........................   (386.5)    (257.2)     (11.9)
  Proceeds from disposition of business.....................    216.0        2.3         --
  Capital expenditures......................................   (195.7)    (201.9)    (188.4)
  Proceeds from sales of marketable equity securities.......       --      231.4       14.4
  Proceeds from sales of property, plant and equipment......      8.3       27.6       25.4
                                                              -------    -------    -------
          Net cash used in investing activities.............   (357.9)    (197.8)    (160.5)
                                                              -------    -------    -------
Cash flows from financing activities:
  Proceeds from issuances of debt...........................    564.7      316.0      704.7
  Repayments of debt........................................   (351.8)    (542.7)    (890.3)
  Dividends.................................................   (157.4)    (142.6)    (164.0)
  Acquisition of treasury shares............................   (191.5)        --         --
  Activity under employee stock plans and other.............     15.6        1.7       (5.8)
                                                              -------    -------    -------
          Net cash used in financing activities.............   (120.4)    (367.6)    (355.4)
                                                              -------    -------    -------
Cash flows used by discontinued operations..................       --         --      (47.7)
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (1.8)       1.4        5.7
                                                              -------    -------    -------
Increase (decrease) in cash and cash equivalents............     14.2       (1.6)      (7.6)
Cash and cash equivalents, beginning of year................     16.1       17.7       25.3
                                                              -------    -------    -------
Cash and cash equivalents, end of year......................  $  30.3    $  16.1    $  17.7
                                                              =======    =======    =======

---------------

(1)Net of the effects of acquisitions, divestitures and translation.

     The Notes to Consolidated Financial Statements are an integral part of these statements. See Note 17 for information on noncash investing and financing activities.

                            COOPER INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                           $1.60
                                        CONVERTIBLE              CAPITAL                             UNEARNED
                                        EXCHANGEABLE            IN EXCESS                         EMPLOYEE STOCK
                                         PREFERRED     COMMON    OF PAR     RETAINED   TREASURY   OWNERSHIP PLAN
                                           STOCK       STOCK      VALUE     EARNINGS    STOCK      COMPENSATION     OTHER
                                        ------------   ------   ---------   --------   --------   --------------   -------
                                                                          (IN MILLIONS)
BALANCE DECEMBER 31, 1994.............     $30.6       $584.6   $1,176.5    $1,153.4   $    --       $(147.4)      $ (56.6)
  Net income..........................                                          94.0
  Common stock dividends..............                                        (148.4)
  Exchange of Common stock for Cooper
     Cameron common stock.............                 (47.5)     (382.6)                                2.6
  Redemption of $1.60 Preferred for
     7.05% Convertible Subordinated
     Debentures.......................     (30.6)                 (664.4)
  Stock issued under employee stock
     plans............................                   1.8        12.0
  Principal payments by ESOP..........                                                                  25.4
  Adjustment for minimum pension
     liability........................                                                                                 8.7
  Translation loss....................                                                                               (15.0)
  Unrealized gain on investments in
     marketable equity securities.....                                                                               126.8
  Reclassification to realized gain...                                                                                (7.2)
  Other activity......................                   0.5         0.1         1.3                    (2.2)
                                           -----       ------   --------    --------   -------       -------       -------
BALANCE DECEMBER 31, 1995.............        --       539.4       141.6     1,100.3        --        (121.6)         56.7
  Net income..........................                                         315.4
  Common stock dividends..............                                        (142.6)
  Stock issued under employee stock
     plans............................                   0.5         4.4
  Principal payments by ESOP..........                                                                  28.7
  Adjustment for minimum pension
     liability........................                                                                                (1.5)
  Translation loss....................                                                                                (4.9)
  Unrealized gain on investments in
     marketable equity securities.....                                                                                60.3
  Reclassification to realized gain...                                                                               (93.2)
  Other activity......................                   0.3         4.1         2.2                                   0.1
                                           -----       ------   --------    --------   -------       -------       -------
BALANCE DECEMBER 31, 1996.............        --       540.2       150.1     1,275.3        --         (92.9)         17.5
  Net income..........................                                         394.6
  Common stock dividends..............                                        (157.4)
  Conversion of 7.05% Convertible
     Subordinated Debentures..........                  73.9       536.3
  Purchase of treasury shares.........                                                  (191.5)
  Stock issued under employee stock
     plans............................                   0.7        (7.5)                 40.9
  Principal payments by ESOP..........                                                                  26.4
  Adjustment for minimum pension
     liability........................                                                                                27.6
  Translation loss....................                                                                               (38.1)
  Unrealized loss on investments in
     marketable equity securities.....                                                                                (9.1)
  Reclassification to realized gain...                                                                               (14.4)
  Other activity......................                   0.2         0.9         2.0       0.9                          --
                                           -----       ------   --------    --------   -------       -------       -------
BALANCE DECEMBER 31, 1997.............     $  --       $615.0   $  679.8    $1,514.5   $(149.7)      $ (66.5)      $ (16.5)(1)
                                           =====       ======   ========    ========   =======       =======       =======

---------------

(1)At December 31, 1997, "Other" included the minimum pension liability of $(20.1) million, net of tax, cumulative translation adjustments of $(107.3) million and the unrealized gain on Cooper's investment in Wyman-Gordon, net of the increase in the market value of the DECS, of $110.9 million, net of tax.

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

INVENTORIES: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 71% of inventories at December 31, 1997 and 1996 were carried on the last-in, first-out (LIFO) method. The remaining inventories, which are primarily located outside the United States, are carried on the first-in, first-out (FIFO) method.

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

INTANGIBLES: Intangibles consist primarily of goodwill related to purchase acquisitions. With minor exceptions, the goodwill is being amortized over 40 years from the respective acquisition dates. The carrying value of goodwill is reviewed at the lowest level feasible whenever there are indications that the goodwill may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on undiscounted cash flows over the remaining amortization periods, the carrying value of the goodwill will be reduced by the estimated shortfall in discounted cash flows.

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

DERIVATIVE FINANCIAL INSTRUMENTS: On a recurring basis, foreign currency forward exchange contracts and commodity contracts are entered into to reduce risks of adverse changes in foreign exchange rates and commodity prices. All contracts are hedges of actual or anticipated transactions with the gain or loss on the contract recognized in the same period and in the same category of income or expense as the underlying hedged transaction. Cooper does not enter into speculative derivative transactions or hedges of anticipated transactions unless there is a high probability the transactions will occur. Due to the short term of contracts and a restrictive policy, contract terminations or anticipated transactions that do not occur are rare and insignificant events which are accounted for through income in the period they occur. As discussed in Note 6, in December 1995, Cooper hedged its investment in marketable equity securities of Wyman-Gordon Company ("Wyman-Gordon"). Cooper currently is not a party to any interest rate swap agreements used to manage its interest rate risk. Cooper's policy is to recognize the interest rate differential to be received or paid over the lives of the interest rate swap as an adjustment to interest expense.

COMMON STOCK BASED COMPENSATION: Cooper follows the intrinsic value method of accounting for stock options and performance-based stock awards as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

INCOME PER COMMON SHARE: In the fourth quarter of 1997, Cooper adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share. The new accounting standard required all prior periods' income per Common share to be restated based on a new computational method for average shares outstanding. Adopting the new standard had no impact on previously reported fully diluted, currently referred to as diluted, income per Common share from

                            COOPER INDUSTRIES, INC.

continuing operations and increased primary, currently referred to as basic, income per common share $.01 in each of the years ended December 31, 1996 and 1995. Unlike primary earnings per share, basic earnings per share excludes the dilutive effects of common stock equivalents. Adopting the new standard also increased 1995 diluted net income by $.12 per share as the new standard requires the use of income from continuing operations rather than net income to determine whether common stock equivalents are antidilutive.

RECLASSIFICATION: Certain amounts in the Consolidated Income Statements for the years ended December 31, 1996 and 1995 have been reclassified to conform to the 1997 presentation.

NOTE 2: NONRECURRING ITEMS

     During 1997, Cooper realized a gain of $69.8 million ($43.3 million after income taxes) from the sale of Kirsch (See Note 3) and exchanged a portion of its DECS(SM) (Debt Exchangeable for Common Stock) for Wyman-Gordon common stock and realized a gain of $23.2 million ($14.4 million after income taxes) (See
Note 6). Cooper also incurred charges of $83.9 million ($52.0 million after income taxes) for actions management committed to during the period after concluding an evaluation of (1) geographic manufacturing and distribution facilities within the Tools & Hardware segment; (2) certain sales, marketing and distribution activities within the Automotive Products segment; and (3) information systems relating to year 2000 compliance efforts. The 1997 charges include adjustments to the carrying value of assets of $54.8 million and accruals for continuing obligations for replaced systems and facility consolidations of $29.1 million. The charges decreased operating earnings of the Electrical Products segment by $15.9 million, Tools & Hardware segment by $22.5 million, and the Automotive Products segment by $43.4 million and increased general corporate expenses by $2.1 million. The gains, combined with nonrecurring charges and a $6.1 million income tax benefit related to the settlements of certain state income tax matters (See Note 11), resulted in a net $.10 per share of nonrecurring income being recognized in 1997.

     Cooper has begun a consolidation of certain international manufacturing and distribution facilities in the Tools & Hardware segment and the consolidation of certain sales, marketing and distribution activities in the Automotive Products segment. Adjustments to the carrying value of assets and accruals were recorded for projects committed to by management. Severance and certain other costs related to projects committed to by management are not expensed until the affected employees are notified. A majority of the consolidations have been announced and such costs were accrued and expensed during 1997. The remaining committed but unannounced consolidations are not anticipated to result in significant additional expenses.

     During 1997, Cooper began negotiations with Standard Motor Products, Inc. ("SMP") to exchange Cooper's temperature control business for the brake products business owned by SMP. In December 1997, Cooper received the necessary government approval for completion of the transaction with SMP. Closing of the business exchange is subject to negotiation of a definitive agreement and is currently anticipated to occur in the first quarter of 1998.

     During 1997, Cooper also assessed the impact of existing system capabilities to function at the turn of the century. Four of Cooper's nine divisions are implementing new enterprise systems with the remaining divisions modifying or replacing existing software. Where possible, businesses have abandoned home-grown or highly customized applications with purchased, year 2000 compliant replacements or upgrades. In some situations, operations within a business abandoned existing software and migrated to consolidated hardware and software that is year 2000 compliant. Where these solutions were not possible, businesses either contracted to third parties or committed internal resources to ensure that all major systems are year 2000 compliant. Cooper recorded a $43.7 million charge in 1997 primarily related to the adjustment in the carrying value of abandoned hardware and software. While depreciation and amortization are reduced by the effect of the write-down, depreciation and amortization of new systems and equipment, as well as expenses incurred to revise current software to be year 2000 compliant, and implementation costs of new systems, are likely to exceed the reduction in depreciation and amortization in most future periods.

     During the third quarter of 1996 Cooper completed a strategic review of its automotive brake business, resulting in a write-down of approximately 21% of the long-lived assets of the business. The Wagner brake product lines, acquired as part of the McGraw-Edison acquisition in 1985, were subjected to intense competitive pricing and anticipated profitability improvements during 1996 were not being realized. As a result of the review of the Wagner brake products, Cooper replaced Wagner technology with technology acquired in the 1994 acquisition of Abex Friction Products.

                            COOPER INDUSTRIES, INC.

Based on the strategic review, Cooper concluded that the projected undiscounted cash flows of certain Wagner product lines would not recover the carrying value of the long-lived assets and goodwill associated with these product lines. Accordingly, Cooper recorded an $85.3 million write-down, including $31.5 million in goodwill, in the third quarter of 1996. The write-down reduced depreciation and amortization costs equivalent to approximately $.03 per share in 1997. Cooper has incurred expenses executing its revised brake strategy, which have offset some of the benefit of the reduced depreciation and amortization in 1997.

     During 1996, Cooper initiated a strategic review of most of its businesses. As a result of those actions and certain legal matters, Cooper incurred nonrecurring charges totaling $32.6 million during 1996. A total of $3.0 million was incurred in the Electrical Products segment primarily related to a write-down of property and equipment at a facility; $2.0 million in the Tools & Hardware segment for legal and other costs related to sales of imported mini blinds containing lead paint; $16.7 million in the Automotive Products segment primarily related to costs incurred on facility closings and consolidations; and $10.9 million of corporate costs primarily related to environmental litigation. Cooper anticipates future cost savings from the facility closings and consolidations, however, the amounts are not quantifiable with any degree of accuracy. The nonrecurring charges of $32.6 million have an insignificant effect on future earnings and expenditures beyond 1996 are insignificant. During 1996, Cooper realized $150.4 million in gains on the sale of marketable equity securities (See Note 6). These gains combined with nonrecurring charges resulted in a net $.05 per share of nonrecurring income being recognized in 1996. In 1995, Cooper realized a gain of $.05 per share from the sale of marketable equity securities (See Note 6).

NOTE 3: ACQUISITIONS AND DIVESTITURES

     In 1997, Cooper completed one large acquisition, seven small product-line acquisitions and the divestiture of Kirsch. In December 1997, Cooper acquired Menvier-Swain Group plc ("Menvier-Swain") for a total cost of approximately $274.5 million. Menvier-Swain manufactures and markets emergency lighting, fire detection and security systems primarily in Europe. The seven small product line acquisitions had an aggregate cost of $184.2 million. A total of $349.3 million of goodwill was recorded, on a preliminary basis, with respect to the acquisitions. Five of the small acquisitions and Menvier-Swain were in the Electrical Products segment, and the other two small acquisitions were in the Automotive Products segment. On May 30, 1997, Cooper completed the sale of its Kirsch window treatment division for $216 million. For the five months ended May 30, 1997, and the year ended December 31, 1996, Kirsch had revenues of $97.4 million and $252.9 million, and operating earnings of $4.8 million and $20.0 million, respectively. Kirsch was part of the Tools & Hardware segment.

     In 1996, Cooper completed seven small product-line acquisitions and one small divestiture. The total cost of the acquisitions was approximately $97.4 million. A total of $74.2 million of goodwill was recorded, including 1997 revisions of $.9 million with respect to the acquisitions. Three acquisitions and the divestiture were in the Electrical Products segment, two were in the Tools & Hardware segment and two were in the Automotive Products segment.

     In 1995, Cooper completed one large acquisition, two small product-line acquisitions, and the divestiture, through an exchange offer with shareholders, of Cooper Cameron Corporation ("Cooper Cameron") (See Note 18). Effective December 31, 1995, Cooper acquired CEAG Sicherheitstechnik GmbH ("CEAG") from Asea Brown Boveri AG, Mannheim. The total cost of the acquisition, which was paid on January 5, 1996, was approximately $164 million. CEAG manufactures and markets explosion proof electrical products and business security and emergency lighting products. The two small product-line acquisitions had an aggregate cost of $13.5 million. A total of $139.5 million of goodwill was recorded with respect to the three acquisitions. One small acquisition was in the Automotive Products segment and the two other acquisitions were in the Electrical Products segment.

     The acquisitions have been accounted for as purchases and the results of the acquisitions are included in Cooper's consolidated income statements since the respective acquisition dates.

                            COOPER INDUSTRIES, INC.

NOTE 4: INVENTORIES

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
                                                                 (IN MILLIONS)
Raw materials...............................................  $  295.7    $  302.9
Work-in-process.............................................     178.7       205.2
Finished goods..............................................     512.1       513.8
Perishable tooling and supplies.............................      54.5        54.2
                                                              --------    --------
                                                               1,041.0     1,076.1
Excess of current standard costs over LIFO costs............     (82.8)     (105.0)
                                                              --------    --------
          Net Inventories...................................  $  958.2    $  971.1
                                                              ========    ========

NOTE 5: PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1997        1996
                                                              ---------   ---------
                                                                  (IN MILLIONS)
Property, plant and equipment:
  Land and land improvements................................  $    71.5   $    82.9
  Buildings.................................................      543.4       569.7
  Machinery and equipment...................................    1,196.1     1,171.5
  Tooling, dies and patterns................................      189.0       171.0
  All other.................................................      263.1       303.0
  Construction in progress..................................      134.8       103.7
                                                              ---------   ---------
                                                                2,397.9     2,401.8
  Accumulated depreciation..................................   (1,199.1)   (1,160.5)
                                                              ---------   ---------
                                                              $ 1,198.8   $ 1,241.3
                                                              =========   =========
Intangibles:
  Goodwill..................................................  $ 2,906.0   $ 2,614.7
  Other.....................................................       17.1        17.8
                                                              ---------   ---------
                                                                2,923.1     2,632.5
  Accumulated amortization..................................     (533.2)     (477.6)
                                                              ---------   ---------
                                                              $ 2,389.9   $ 2,154.9
                                                              =========   =========

NOTE 6: INVESTMENTS IN MARKETABLE EQUITY SECURITIES

     At December 31, 1997 and 1996, Cooper's investment in marketable equity securities consisted of its investment in Wyman-Gordon common stock. During 1996, Cooper sold its remaining common shares of Belden Inc. and all of the shares of Cooper Cameron common stock (See Note 18). In December 1995, Cooper issued 16.5 million DECS at $13.50 which, at maturity, are mandatorily exchangeable into shares of Wyman-Gordon common stock or, at Cooper's option, into cash in lieu of shares. The number of shares or the amount of cash will be based on the average market value of Wyman-Gordon common stock on the 20 trading days prior to maturity on January 1, 1999 (the "WGC Maturity Price"). If the WGC Maturity Price is greater than or equal to $15.66 per share, each DECS will be exchangeable at maturity into the equivalent of .862 shares of Wyman-Gordon common stock. If the WGC Maturity Price is less than or equal to $13.50 per share, each DECS will be exchangeable at maturity into one Wyman-Gordon share. If the WGC Maturity Price is between $13.50 and $15.66 per share, each DECS will be exchangeable into a fraction of shares of Wyman-Gordon common stock between
 .862 and 1, based on an exchange ratio. If the DECS are redeemed for cash, the amount of cash will be equal to the number of Wyman-Gordon shares exchangeable under the terms of the DECS times the WGC Maturity Price.

                            COOPER INDUSTRIES, INC.

     The DECS are a hedge of Cooper's investment in Wyman-Gordon common stock and will result in Cooper realizing a minimum after-tax gain of $85.4 million upon redemption of the DECS. This unrealized gain, plus any additional appreciation of the investment in Wyman-Gordon common stock since the issuance of the DECS, is included in shareholders' equity as an unrealized gain on investments in marketable equity securities, net of tax. At December 31, 1997 and 1996, Cooper's long-term debt includes an increase in the market value of Wyman-Gordon common stock related to the DECS of $47.9 million and $93.7 million, respectively. The offset to the debt increase, net of tax, decreased the unrealized gain on investments in marketable equity securities included in shareholders' equity. During 1997, Cooper exchanged a portion of the DECS for Wyman-Gordon common stock and realized a gain of $23.2 million ($14.4 million after income taxes).

     The aggregate fair value of the marketable equity securities was $274.8 million and $367.1 million at December 31, 1997 and 1996, respectively. Gross unrealized gains on investments in marketable equity securities were $218.5 million ($170.6 million, net of the increase in the fair market value of the DECS) and $300.8 million ($207.1 million, net of the increase in the fair market value of the DECS) at December 31, 1997 and 1996, respectively. During 1996 and 1995, marketable equity securities were sold for proceeds of $231.4 million and $14.4 million, respectively, resulting in realized gains of $150.4 million and $11.7 million, respectively. Cooper incurred nonrecurring charges during 1996 which, when combined with the gains from the sale of marketable equity securities, resulted in Cooper realizing $.05 per share in 1996. In 1995, Cooper realized $.05 per share from the sale of marketable equity securities.

NOTE 7: ACCRUED LIABILITIES

                                                                DECEMBER 31,
                                                              ----------------
                                                               1997      1996
                                                              ------    ------
                                                               (IN MILLIONS)
Salaries, wages and employee benefit plans..................  $236.8    $201.5
Product and environmental liability accruals................    77.8      95.0
Commissions and customer incentives.........................    76.3      80.3
Facility integration of acquired businesses.................    26.0      48.0
Other (individual items less than 5% of total current
  liabilities)..............................................   172.6     157.0
                                                              ------    ------
                                                              $589.5    $581.8
                                                              ======    ======

     At December 31, 1997, Cooper had accruals of $28.8 million with respect to potential product liability claims and $104.9 million with respect to potential environmental liabilities, including $55.9 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

     The product liability accrual consists of $8.2 million of known claims with respect to ongoing operations, $12.8 million of known claims for previously divested operations and $7.8 million which represents an estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper has insurance coverage for individual 1997 claims above $3.0 million. Insurance levels have varied from year to year.

     Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $39.6 million related to sites owned by Cooper and $65.3 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a contributor. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties.

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

                            COOPER INDUSTRIES, INC.

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

     In connection with acquisitions accounted for using the purchase method of accounting, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. Significant accruals include plant shut-down and realignment costs, and facility relocations. The following table summarizes the accrual balances and activity during each of the last three years:

                                            1997      1996      1995
                                           ------    ------    ------
                                                 (IN MILLIONS)
Activity during each year:
Balance, beginning of year..............   $ 48.0    $ 65.6    $122.3
Spending................................     (9.3)    (24.3)    (47.0)
Kirsch disposition......................     (0.4)       --        --
Reclassifications.......................    (15.8)     (2.2)    (27.8)
Acquisitions -- initial allocation......      4.7       4.1        .1
Acquisitions -- final allocation
  adjustment............................      1.2       4.9      13.8
Translation.............................     (2.4)     (0.1)      4.2
                                           ------    ------    ------
Balance, end of year....................   $ 26.0    $ 48.0    $ 65.6
                                           ======    ======    ======
Balances by category of accrual:
Plant shut-down and realignment.........   $ 17.5    $ 37.7    $ 43.2
Other facility relocations and
  severance.............................      5.2       6.8       8.5
Other realignment and integration.......      3.3       3.5      13.9
                                           ------    ------    ------
                                           $ 26.0    $ 48.0    $ 65.6
                                           ======    ======    ======
Balances by acquisition:
Champion................................   $  1.2    $ 10.4    $ 21.4
Moog Automotive.........................       .2       2.5      13.3
Abex Friction Products..................      9.1      12.4      13.3
Other...................................     15.5      22.7      17.6
                                           ------    ------    ------
                                           $ 26.0    $ 48.0    $ 65.6
                                           ======    ======    ======

     Plant shut-down and realignment includes the costs to terminate personnel, shut down the facilities, terminate leases and similar costs. The spending related primarily to downsizing and consolidating international facilities in Mexico, Venezuela, Belgium and the United Kingdom totaling $7.7 million and $26.3 million in 1996 and 1995, respectively. Other facility relocations and severance include costs to consolidate sales and marketing operations of the acquired company into Cooper operations, termination costs of redundant personnel and shut-down costs of redundant warehouses and the acquired companies' headquarters. Other realignment and integration costs include costs to liquidate joint ventures, exit product lines and miscellaneous costs.

     During the three years ended December 31, 1997, accruals reversed to income were insignificant. Reclassifications were substantially all related to termination and other benefit payments due former employees and lease obligations on closed facilities reclassified to trade accounts payable and other accrued liabilities. Acquisitions-final allocation adjustment represents adjustments to goodwill for finalization of the purchase price allocations recorded in the previous year. Substantially all spending related to these accruals represented cash outlays by Cooper. The amounts related to

                            COOPER INDUSTRIES, INC.

the acquisitions of CEAG on the last business day of 1995, Abex on the last business day of 1994 and Zanxx in November 1994 were preliminary estimates that were finalized in the year following the acquisition. The CEAG, Abex and Zanxx acquisitions had insignificant accruals for terminations and no significant individual exit plan costs were accrued.

NOTE 8: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

                                                                   DECEMBER 31,
                                                               --------------------
                                                                 1997        1996
                                                               --------    --------
                                                                  (IN MILLIONS)
3.98%-6.47%* commercial paper and Deutschemark denominated
  bank loans maturing at various dates through January
  1998......................................................   $  528.3    $  151.3
7.05% convertible subordinated debentures, due 2015.........         --       690.4
6.41%-7.99% second series medium-term notes, due through
  2010......................................................      357.6       429.6
6.0% exchangeable notes, due 1999...........................      235.2       316.5
7.19%-7.74%* Pound Sterling bank loans and notes payable
  maturing at various dates through 2005....................       88.2        94.2
5.74% third series medium-term notes, due 2001..............       50.0        50.0
5.52%* floating-rate ESOP notes, due through 1999...........       16.0        40.5
Other.......................................................       55.2        43.0
                                                               --------    --------
                                                                1,330.5     1,815.5
Current maturities..........................................      (58.3)      (77.8)
                                                               --------    --------
Long-term portion...........................................   $1,272.2    $1,737.7
                                                               ========    ========

---------------

* Weighted average interest rates at December 31, 1997. The weighted average interest rates on commercial paper and bank loans, Pounds Sterling bank loans and notes and ESOP notes were, 3.35%, 6.42% and 5.12%, respectively at December 31, 1996.

     Cooper has U.S. committed credit facilities of $835 million that expire in 2000, and $315 million that expire in 1998. At December 31, 1997, Cooper had an effective "shelf" registration statement, which may be used to issue an additional $250 million of medium-term notes from time to time.

     At December 31, 1997, Cooper had $551.7 million of its $1.15 billion U.S. committed credit facilities available, after considering commercial paper backup. At December 31, 1996, $1.02 billion of its total $1.22 billion U.S. committed credit facilities was available after considering commercial paper backup, and none of its 30 million Pound Sterling credit facility was available. The 30 million Pound Sterling credit facility expired in 1997 and was not re-established. The agreements for the credit facilities require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt to total capitalization ratio.

     Interest rates on Cooper's commercial paper and U.S. bank loans were generally 2.8% below the U.S. prime rate during 1997 and 1996. Total interest paid during 1997, 1996 and 1995 was $107 million, $141 million and $134 million, respectively.

     Commercial paper of $400 million and bank loans of $202.7 million were reclassified to long-term debt at December 31, 1997 and 1996, respectively, reflecting Cooper's intention to refinance these amounts during the twelve-month period following the balance sheet date through either continued short-term borrowing or utilization of available credit facilities.

     Effective January 1, 1995, Cooper exchanged all of the outstanding $1.60 Convertible Exchangeable Preferred Stock for $691.2 million of 7.05% Convertible Subordinated Debentures due 2015 and $3.8 million in cash related to fractional shares. During 1997, Cooper called for redemption the outstanding debentures with a total of $610 million converting to approximately 14.8 million shares of Cooper Common stock and approximately $80 million being redeemed for cash.

                            COOPER INDUSTRIES, INC.

     In December 1995, Cooper issued $222.8 million in 6% Exchangeable Notes
(DECS) due January 1, 1999. At maturity, the notes are mandatorily exchangeable into shares of Wyman-Gordon common stock owned by Cooper or, at Cooper's option, into cash in lieu of shares. During 1997, Cooper exchanged a portion of the DECS ($33.8 million) for Wyman-Gordon common stock (See Note 6). At December 31, 1997 and 1996, Cooper's long-term debt includes $47.9 million and $93.7 million, respectively, which represents the increase in the market value of the Wyman-Gordon common stock exchangeable into the DECS. The offset to the debt increase, net of tax, decreased the unrealized gain on investments in marketable equity securities, both of which are included in shareholders' equity.

     The floating-rate ESOP notes are indebtedness of Cooper's ESOP. Cooper has guaranteed the payment of the ESOP notes; accordingly, the notes are reported as Cooper's debt (See Note 14).

     Maturities of long-term debt for the five years subsequent to December 31, 1997 are $58.3 million, $294.1 million, $545.9 million, $50.9 million and $60.8 million, respectively. Cooper anticipates delivering Wyman-Gordon common stock in settlement of the DECS, which represents $235.2 million of the 1999 maturities. The future net minimum lease payments under capital leases and obligations under operating leases are not significant.

NOTE 9: COMMON AND PREFERRED STOCK

COMMON STOCK

     At December 31, 1997, 1996 and 1995, 250,000,000 shares of Common stock were authorized of which 120,161,446 and 108,038,851 and 107,876,821 shares were issued and outstanding at December 31, 1997, 1996 and 1995, respectively. During 1997, Cooper issued 14,785,831 shares in exchange for the redemption of the 7.05% Convertible Subordinated Debentures (See Note 8). During the year ended December 31, 1997, Cooper purchased 3,645,017 shares as treasury stock at an average price of $52.54 per share and 813,387 of these shares were reissued in connection with employee stock plans. During 1995, Cooper exchanged 9,500,000 shares of Cooper Common stock for Cooper Cameron common stock (See Note 18). At December 31, 1997, Cooper had 12,818,206 shares reserved for the Dividend Reinvestment Plan, grants and exercises of stock options, performance-based stock awards and subscriptions under the Employee Stock Purchase Plan and other plans.

     Under the terms of the Dividend Reinvestment Plan, any holder of Common stock may elect to have cash dividends and up to $24,000 per year in cash payments invested in Common stock without incurring any brokerage commissions or service charges.

     Under a Shareholder Rights Plan adopted by the Board of Directors in 1997, share purchase Rights were declared as a dividend at the rate of one Right for each share of Common stock. Each Right entitles the holder to buy one one-hundredth of a share of Series A Participating Preferred Stock at a purchase price of $225 per one one-hundredth of a share or, in certain circumstances Common stock having a value of twice the purchase price. Each Right becomes exercisable only in certain circumstances constituting a potential change of control on a basis considered inadequate by the Board of Directors. The Rights expire August 5, 2007 and, at Cooper's option, may be redeemed prior to expiration for $.01 per Right.

PREFERRED STOCK

     At December 31, 1997 and 1996, Cooper was authorized to issue 1,340,750 shares of Preferred stock with no par value, 10,000,000 shares of $2.00 par value Preferred stock and 2,821,079 shares of $1.00 par value Preferred stock. At December 31, 1997 and 1996, no Preferred shares were issued or outstanding.

NOTE 10: STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

     Under Cooper stock option plans, officers, directors and key employees may be granted options to purchase Cooper's Common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable ratably over a three-year period commencing one year from the date of grant and have a maximum term of ten years. The plans also provide for the granting of performance-based stock awards to certain key executives.

     Cooper follows the intrinsic value method of accounting for stock options and performance-based stock awards as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related

                            COOPER INDUSTRIES, INC.

interpretations. Accordingly, no compensation expense is recognized under Cooper's fixed stock option plans or Employee Stock Purchase Plan. Compensation expense of $8.2 million, $7.1 million and $3.8 million was recognized in the consolidated income statements during 1997, 1996 and 1995, respectively for the performance-based stock awards. If compensation expense for stock options and performance-based stock awards granted under Cooper's stock based compensation plans during 1997 and 1996 was recognized using the alternative fair value method of accounting under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, net income and earnings per share would have decreased by approximately 1.2% in both 1997 and 1996. The fair value was estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997 and 1996, respectively: dividend yield of 2.8% and 3.2%, expected volatility of 20.1% and 20.3%, risk free interest rates of 6.4% and 6.1% and expected lives of 7 years and 6 years.

     A summary of the status of Cooper's fixed stock option plans for officers and employees as of December 31, 1997 and activity during the three years ended December 31, 1997 is presented below:

                                                  1997                   1996                   1995
                                          --------------------   --------------------   --------------------
                                                      WEIGHTED               WEIGHTED               WEIGHTED
                                                      AVERAGE                AVERAGE                AVERAGE
                                                      EXERCISE               EXERCISE               EXERCISE
                                           SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                          ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of year........  3,189,083    $44.05    2,748,219    $46.48    2,951,660    $49.19
Granted.................................    974,900    $45.06    1,044,000    $39.06      903,700    $39.06
Exercised...............................   (491,165)   $41.67      (12,679)   $39.06     (125,500)   $37.75
Canceled................................   (559,741)   $50.68     (590,457)   $46.68     (981,641)   $48.91
                                          ---------              ---------              ---------
Outstanding at end of year..............  3,113,077    $43.55    3,189,083    $44.05    2,748,219    $46.48
                                          =========              =========              =========
Options exercisable at end of year......  1,361,573              1,571,842              1,416,896
Options available for grant at end of
  year..................................  4,706,406              5,760,467              1,676,054

                 OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
-----------------------------------------------------   ----------------------
                                WEIGHTED
                   SHARES        AVERAGE     WEIGHTED     SHARES      WEIGHTED
                 OUTSTANDING    REMAINING    AVERAGE    EXERCISABLE   AVERAGE
   RANGE OF          AT        CONTRACTUAL   EXERCISE       AT        EXERCISE
EXERCISE PRICES   12/31/97        LIFE        PRICE      12/31/97      PRICE
---------------  -----------   -----------   --------   -----------   --------
    $39.06        1,531,406        5.9        $39.06       681,902     $39.06
    $45.06          902,000        9.1        $45.06            --         --
$50.13 - $52.81     679,671         .6        $51.64       679,671     $51.64
                  ---------                              ---------
                  3,113,077        5.6                   1,361,573
                  =========                              =========

     During 1997, options to purchase 9,000 shares of Common stock were granted to nonemployee directors at an exercise price of $45.44 and options for 6,000 shares were exercised at $27.13 per share. During 1996, options to purchase 9,000 shares of Common stock were granted to nonemployee directors at an exercise price of $42.13 and options for 8,000 shares were exercised at $27.00 per share. During 1995, options for 4,000 shares were granted, net of the annual retainer fee, at $17.31 per share and options for 6,000 shares were exercised at $25.44 per share. At December 31, 1997, options under the director plans for 12,000 Common shares were exercisable at $14.69 to $24.00 per share, and 174,800 shares were reserved for future grants.

EMPLOYEE STOCK PURCHASE PLAN

     Participants in the Employee Stock Purchase Plan receive an option to purchase Common stock at a price that is the lesser of 90% of the market value on the offering date or 100% of the market value on the purchase date. On September 8, 1997, a total of 575,135 shares were sold to employees at $35.33 per share. At December 31, 1997, subscriptions for 711,332 shares of Common stock were outstanding at $45.68 per share or, if lower, the average market price on September 10, 1999, which is the purchase date. At December 31, 1997, an aggregate of 3,042,973 shares of Common stock were reserved for future issuance.

                            COOPER INDUSTRIES, INC.

NOTE 11: INCOME TAXES

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1997     1996     1995
                                                              ------   ------   ------
                                                              (IN MILLIONS, EXCEPT FOR
                                                                    PERCENTAGES)
Components of income before income taxes:
  U.S. operations...........................................  $526.0   $434.7   $384.9
  Foreign operations........................................   100.7    123.3     93.1
                                                              ------   ------   ------
          Income from continuing operations before income
           taxes............................................  $626.7   $558.0   $478.0
                                                              ======   ======   ======
Components of income tax expense:
  Current:
     U.S. Federal...........................................  $166.9   $156.9   $ 82.1
     U.S. state and local...................................    26.2     20.9     23.3
     Foreign................................................    42.4     51.5     26.6
                                                              ------   ------   ------
                                                               235.5    229.3    132.0
                                                              ------   ------   ------
  Deferred:
     U.S. Federal...........................................     4.2      2.2     51.0
     U.S. state and local...................................    (9.3)    10.2      5.8
     Foreign................................................     1.7       .9      8.6
                                                              ------   ------   ------
                                                                (3.4)    13.3     65.4
                                                              ------   ------   ------
          Income tax expense................................  $232.1   $242.6   $197.4
                                                              ======   ======   ======
Total income taxes paid.....................................  $252.1   $208.4   $158.2
                                                              ======   ======   ======
Effective tax rate reconciliation:
  U.S. Federal statutory rate...............................    35.0%    35.0%    35.0%
  State and local income taxes..............................     2.4      2.8      3.4
  Foreign statutory rate differential.......................    (1.0)     (.4)     (.5)
  Nondeductible goodwill....................................     3.4      4.0      4.7
  Automotive asset goodwill write-down......................      --      2.3       --
  State tax settlements(1)..................................    (1.0)      --       --
  Foreign Sales Corporation.................................    (0.8)    (0.5)    (0.6)
  Tax credits...............................................    (1.0)    (0.2)      --
  Other.....................................................      --       .5     (0.7)
                                                              ------   ------   ------
          Effective tax rate attributable to continuing
           operations.......................................    37.0%    43.5%    41.3%
                                                              ======   ======   ======

---------------
(1) During 1997, Cooper settled several state income tax matters and recognized a $6.1 million benefit in its income tax provision.

                            COOPER INDUSTRIES, INC.

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                                                (IN MILLIONS)
Components of deferred tax liabilities and assets:
  Deferred tax liabilities:
     Property, plant and equipment and intangibles..........  $(121.4)   $(143.6)
     Unrealized net gain on investments in marketable equity
      securities and DECS...................................    (59.7)     (72.5)
     Inventories............................................    (63.8)     (63.8)
     Employee medical program funding.......................    (11.5)     (11.5)
     Employee stock ownership plan..........................    (22.0)     (19.7)
     Pension plans..........................................    (30.2)     (24.8)
     Other..................................................    (53.0)     (65.1)
                                                              -------    -------
          Total deferred tax liabilities....................   (361.6)    (401.0)
                                                              -------    -------
  Deferred tax assets:
     Postretirement benefits other than pensions............    226.2      242.6
     Accrued liabilities....................................    195.0      193.1
     Minimum pension liability..............................     13.3       31.9
     Net operating loss carryforwards.......................      2.3       15.2
     Other..................................................     19.8       29.7
                                                              -------    -------
          Total deferred tax assets.........................    456.6      512.5
                                                              -------    -------
  Valuation allowances......................................    (16.3)     (16.3)
                                                              -------    -------
          Net deferred tax assets...........................  $  78.7    $  95.2
                                                              =======    =======

     The U.S. Federal portion of the above provision includes U.S. tax expected to be payable on the foreign portion of Cooper's income before income taxes when such earnings are remitted. Cooper's liabilities for continuing operations at December 31, 1997 and 1996 include the additional U.S. tax estimated to be payable on substantially all unremitted earnings of foreign subsidiaries.

NOTE 12: PENSION PLANS

     Cooper and its subsidiaries have numerous pension plans covering substantially all domestic employees and pension and similar arrangements in accordance with local customs covering employees at foreign locations. The assets of the various domestic and foreign plans are maintained in various trusts and consist primarily of equity and fixed-income securities. Funding policies range from five to thirty years. Pension benefits for salaried employees are generally based upon career earnings. Benefits for hourly employees are generally based on a dollar unit, multiplied by years of service. Aggregate pension expense amounted to $37.8 million, $41.5 million and $40.7 million during 1997, 1996 and 1995, respectively. The amount of expense with respect to Cooper's various defined benefit pension plans is set forth in the table below. During 1997, 1996 and 1995, expense with respect to domestic and foreign defined contribution plans (primarily related to various groups of hourly employees) amounted to $18.7 million, $18.9 million and $16.2 million, respectively. Also included in pension expense are gains and losses on curtailments and settlements and other matters. Cooper partially or completely settled or curtailed one salaried plan in 1997 resulting in a net loss of $.5 million and four defined benefit plans for hourly employees in 1995 resulting in a reversion to Cooper of surplus assets totaling $1.0 million during 1995.

                            COOPER INDUSTRIES, INC.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1997     1996     1995
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Components of defined benefit plan net pension expense:

Service cost -- benefits earned during the year.............  $23.1    $23.7    $21.6
Interest cost on projected benefit obligation...............   69.7     69.1     67.6
Actual return on assets.....................................  (93.7)   (79.2)   (65.9)
Net amortization and deferral...............................   19.5      9.0      1.2
                                                              -----    -----    -----
Net pension expense.........................................  $18.6    $22.6    $24.5
                                                              =====    =====    =====

The funded status of the plans at December 31 was as follows:

                                                             ASSETS EXCEED       ACCUMULATED BENEFITS
                                                         ACCUMULATED BENEFITS        EXCEED ASSETS
                                                         ---------------------   ---------------------
                                                           1997        1996        1997        1996
                                                         ---------   ---------   ---------   ---------
                                                                         (IN MILLIONS)
Actuarial present value of:
  Vested benefit obligation............................   $(585.7)    $(476.3)    $(291.9)    $(419.9)
                                                          =======     =======     =======     =======
  Accumulated benefit obligation.......................   $(618.8)    $(509.2)    $(318.3)    $(446.1)
                                                          =======     =======     =======     =======
  Projected benefit obligation.........................   $(632.3)    $(529.0)    $(330.8)    $(453.0)
Plan assets at fair value..............................     762.8       624.3       212.5       319.0
                                                          -------     -------     -------     -------
Projected benefit obligation less than (in excess of)
  plan assets..........................................     130.5        95.3      (118.3)     (134.0)
Unrecognized net (gain) loss...........................     (52.2)      (46.1)       51.8        75.2
Unrecognized net (asset) obligation from adoption
  date.................................................      (5.6)       (7.7)        2.3         4.5
Unrecognized prior service cost........................      (3.7)       (4.4)        7.2         5.1
Adjustment required to recognize minimum liability.....        --          --       (41.2)      (86.8)
                                                          -------     -------     -------     -------
Pension asset (liability) at end of year...............   $  69.0     $  37.1     $ (98.2)    $(136.0)
                                                          =======     =======     =======     =======

                                                              1997                       1996
                                                    ------------------------   ------------------------
                                                    DOMESTIC   INTERNATIONAL   DOMESTIC   INTERNATIONAL
                                                    --------   -------------   --------   -------------
Actuarial assumptions used:
  Discount Rate...................................  7 1/2%       6-7 1/4%      7 1/2%     6 1/2-8 1/4%
  Rate of compensation increase...................  4 3/4%           4-6%      4 3/4%           4-6%
  Expected long-term rate of return on assets.....  8 1/2%     7 1/2-9 3/4%    8 1/2%      7 1/2-10%

NOTE 13: POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The benefits provided under Cooper's various postretirement plans other than pensions, all of which are unfunded, include retiree medical care, dental care, prescriptions and life insurance, with medical care accounting for approximately 90% of the total. While Cooper has numerous plans, primarily resulting from Cooper's extensive acquisition activity, the vast majority of the annual expense is related to employees who are already retired. In fact, as a result of actions taken by Cooper starting in 1989, virtually no active salaried employees continue to earn retiree medical benefits, and the number of active hourly employees earning such benefits has been greatly diminished. Additionally, Cooper continues to amend its various plans to provide for appropriate levels of cost sharing and other cost-control measures.

                            COOPER INDUSTRIES, INC.

Postretirement benefit cost includes the following components:

                                                               YEAR ENDED DECEMBER 31,
                                                               -----------------------
                                                                1997     1996    1995
                                                               ------   ------   -----
                                                                    (IN MILLIONS)
Service cost -- benefits earned during the year.............   $  0.6   $  0.6   $ 0.6
Interest cost on accumulated postretirement benefit
  obligation................................................     30.2     30.5    36.5
Net amortization and deferral...............................    (12.7)   (10.5)  (19.0)
                                                               ------   ------   -----
Postretirement benefit cost.................................   $ 18.1   $ 20.6   $18.1
                                                               ======   ======   =====

Amounts recognized in the consolidated balance sheets were as follows:

                                                                DECEMBER 31,
                                                               ---------------
                                                                1997     1996
                                                               ------   ------
                                                                (IN MILLIONS)
Accumulated postretirement benefit obligation (APBO):
  Retirees..................................................   $356.8   $452.9
  Employees eligible to retire..............................     24.3      7.5
  Other employees...........................................     10.2     12.6
                                                               ------   ------
                                                                391.3    473.0
Unrecognized prior service costs............................     13.9     22.0
Unrecognized net gain.......................................    152.8    111.4
                                                               ------   ------
Accrued postretirement benefit cost.........................   $558.0   $606.4
                                                               ======   ======

                                                                        DECEMBER 31,
                                                        --------------------------------------------
                                                               1997                    1996
                                                        -------------------    ---------------------
                                                             (IN MILLIONS, EXCEPT PERCENTAGES)
Actuarial assumptions:
  Discount rate......................................                 6.75%                    7.23%
  Ensuing year to 2002 health care cost trend rate...   11% ratable to 5.5%    11.5% ratable to 5.5%
Effect of 1% change in health care cost trend rate:
  Increase in APBO...................................                 $34.8                    $40.9
  Increase in expense................................                 $ 2.7                    $ 2.7

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

     For shares purchased by the ESOP prior to 1994, compensation expense is equal to Cooper's matching obligation, adjusted for the difference between the fair market value and cost of the shares released. Compensation expense is reduced by the amount of dividends paid on unallocated ESOP shares available for future matching. In addition, all shares issued to the ESOP are considered outstanding for purposes of computing earnings per share. For shares purchased by the ESOP in 1994, compensation expense is recorded equal to the amount of Cooper's CO-SAV matching obligation, with the difference between the fair market value and cost of shares released recorded as an adjustment to capital in excess of par value. Dividends paid on unallocated shares are recorded as a reduction of ESOP debt and accrued interest. Unallocated shares are not treated as outstanding in the earnings per share computation.

                            COOPER INDUSTRIES, INC.

     Dividends paid on unallocated shares purchased prior to 1994 of $1.6 million and $2.3 million during 1997 and 1996, respectively, were used to reduce the amount of cash required to fund principal and interest payments on ESOP debt. Dividends paid on allocated ESOP shares purchased prior to 1994 of $4.7 million and $4.3 million during 1997 and 1996, respectively, were used to pay additional principal and interest payments in order to release shares equivalent to the dividend amount to participants in the savings plan. Cooper contributed an additional $21.6 million and $26.6 million in cash to the ESOP during 1997 and 1996, respectively, to fund principal and interest payments on debt associated with shares purchased prior to 1994.

     During 1994, Cooper sold 1.6 million shares to the ESOP for $82.3 million in cash. The 1994 sales were funded by loans between the ESOP and Cooper, which for financial statement purposes are treated as eliminated intercompany loans. The fair value of the remaining unallocated ESOP shares purchased during 1994 was $34.0 million at December 31, 1997. The number of allocated, committed to be released, and unallocated ESOP shares held at December 31, 1997 and 1996 is summarized below.

                                                   SHARES PURCHASED        SHARES PURCHASED
                                                       IN 1994              PRIOR TO 1994
                                                  ------------------    ----------------------
                                                   1997       1996        1997         1996
                                                  -------    -------    ---------    ---------
Allocated.......................................  619,320    668,146    3,638,849    3,532,167
Committed to be released........................    8,156     11,271       60,510      130,275
Unallocated.....................................  692,942    740,880      725,412    1,327,446

     Compensation expense with respect to the CO-SAV plan and the ESOP was $18.9 million, $23.5 million and $21.7 million and interest expense on ESOP debt was $1.4 million, $2.7 million and $4.2 million in 1997, 1996 and 1995, respectively.

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

     The Tools & Hardware segment produces and markets tools and hardware items for use in residential, commercial and industrial construction, maintenance and repair and for general industrial and consumer use. This segment manufactured and marketed window treatments through May 30, 1997.

     The Automotive Products segment manufactures and distributes spark plugs, wiper blades, lamps, brake friction materials and other products for use by the automotive aftermarket and in automobile assemblies. In addition, this segment manufactures and distributes suspension, steering, temperature control, driveline and brake system components and material for the automotive aftermarket.

     Intersegment sales and related receivables for each of the years presented were immaterial.

                            COOPER INDUSTRIES, INC.

     Financial information by industry segment was as follows:

                                               REVENUES                  OPERATING EARNINGS             IDENTIFIABLE ASSETS
                                    ------------------------------   ---------------------------   ------------------------------
                                       YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,              DECEMBER 31,
                                    ------------------------------   ---------------------------   ------------------------------
                                      1997       1996       1995      1997      1996      1995       1997       1996       1995
                                    --------   --------   --------   -------   -------   -------   --------   --------   --------
                                                                            (IN MILLIONS)
Electrical Products(1)............  $2,568.3   $2,407.5   $2,089.7   $ 445.7   $ 405.3   $ 355.5   $2,464.4   $1,985.0   $2,000.4
Tools & Hardware(1)(2)............     847.3      973.0      962.4     151.7     111.4     111.2      548.9      773.2      759.7
Automotive Products(1)............   1,873.2    1,903.2    1,758.8     143.5      87.3     180.7    2,547.6    2,594.0    2,635.3
                                    --------   --------   --------   -------   -------   -------   --------   --------   --------
                                    $5,288.8   $5,283.7   $4,810.9     740.9     604.0     647.4    5,560.9    5,352.2    5,395.4
                                    ========   ========   ========
Other income......................                                      14.2      23.0      25.5
Nonrecurring gains(3).............                                      23.2     150.4      11.7
General corporate(1)..............                                     (61.2)    (77.3)    (55.6)     487.1      575.3      646.0
Interest expense..................                                     (90.4)   (142.1)   (151.0)
                                                                     -------   -------   -------
Consolidated income from
  continuing
  operations before income
  taxes...........................                                   $ 626.7   $ 558.0   $ 478.0
                                                                     =======   =======   =======
Investments in unconsolidated
  affiliates......................                                                                      4.5       22.9       22.5
                                                                                                   --------   --------   --------
Consolidated assets...............                                                                 $6,052.5   $5,950.4   $6,063.9
                                                                                                   ========   ========   ========

---------------

(1)The respective 1997 and 1996 operating earnings amount includes nonrecurring expenses of $15.9 million and $3.0 million for Electrical Products, $22.5 million and $2.0 million for Tools & Hardware and $43.4 million and $102.0 million (including an $85.3 million asset write-down) for Automotive Products and $2.1 million and $10.9 million for general corporate expense (See Note
   2).

(2)The Tools & Hardware segment includes revenues and operating earnings for the Kirsch division through May 30, 1997. Operating earnings include a gain on the sale of Kirsch of $69.8 million in 1997.

(3)Includes gain on the exchange of DECS of $23.2 million in 1997 and gains on the sale of investments in marketable equity securities of $150.4 million and $11.7 million in 1996 and 1995, respectively (See Note 6).
---------------

                                       DEPRECIATION          GOODWILL AMORTIZATION       CAPITAL EXPENDITURES
                                 ------------------------   ------------------------   ------------------------
                                 YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,
                                 ------------------------   ------------------------   ------------------------
                                  1997     1996     1995     1997     1996     1995     1997     1996     1995
                                 ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                                 (IN MILLIONS)
Electrical Products...........   $ 61.2   $ 63.4   $ 52.6   $27.9    $26.9    $23.1    $ 79.2   $ 79.1   $ 62.4
Tools & Hardware..............     26.5     35.2     36.1     4.5      4.6      4.8      37.0     32.7     31.6
Automotive Products...........     64.9     67.4     66.2    32.7     33.7     32.9      78.4     87.1     85.7
Corporate.....................      1.9      2.6      3.1      --       --       --       1.1      3.0      8.7
                                 ------   ------   ------   -----    -----    -----    ------   ------   ------
                                 $154.5   $168.6   $158.0   $65.1    $65.2    $60.8    $195.7   $201.9   $188.4
                                 ======   ======   ======   =====    =====    =====    ======   ======   ======

                            COOPER INDUSTRIES, INC.

DOMESTIC AND INTERNATIONAL OPERATIONS

     Transfers between domestic and international operations, principally inventory transfers, are designed to charge the receiving organization at third-party arms-length prices that are generally sufficient to recover manufacturing costs and provide a reasonable return. Export sales to unaffiliated customers included in domestic sales were $366.9 million, $302.5 million and $268.5 million in 1997, 1996 and 1995, respectively. Of total export sales, approximately 39% in 1997, 41% in 1996 and 39% in 1995 were to Asia, Africa, Australia and the Middle East; 26% in 1997, 25% in 1996 and 27% in 1995 were to Canada and Europe; 35% in 1997, and 34% in 1996 and 1995 were to Latin America. Domestic and international financial information was as follows:

                                               REVENUES                 OPERATING EARNINGS           IDENTIFIABLE ASSETS
                                    ------------------------------   ------------------------   ------------------------------
                                       YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,             DECEMBER 31,
                                    ------------------------------   ------------------------   ------------------------------
                                      1997       1996       1995      1997     1996     1995      1997       1996       1995
                                    --------   --------   --------   ------   ------   ------   --------   --------   --------
                                                                          (IN MILLIONS)
Domestic(1).......................  $4,297.7   $4,294.2   $4,030.2   $628.8   $459.9   $540.8   $4,128.6   $4,132.8   $4,171.2
                                    --------   --------   --------   ------   ------   ------   --------   --------   --------
International:(1)
  Europe..........................     678.8      737.9      537.5     58.7     88.2     56.1    1,125.9      987.9      959.2
  Canada..........................     219.1      256.7      250.8     14.9      6.3     10.7      138.1      146.6      131.9
  Other...........................     290.0      257.2      225.7     39.6     50.4     39.9      363.9      311.9      280.5
                                    --------   --------   --------   ------   ------   ------   --------   --------   --------
    Sub-total International.......   1,187.9    1,251.8    1,014.0    113.2    144.9    106.7    1,627.9    1,446.4    1,371.6
Eliminations:
  Transfers to International......    (153.5)    (178.2)    (165.4)      --       --       --      (42.8)     (57.1)     (62.1)
  Transfers to Domestic...........     (43.3)     (84.1)     (67.9)      --       --       --     (141.0)    (158.3)     (75.4)
  Other...........................        --         --         --     (1.1)     (.8)     (.1)     (11.8)     (11.6)      (9.9)
                                    --------   --------   --------   ------   ------   ------   --------   --------   --------
                                    $5,288.8   $5,283.7   $4,810.9    740.9    604.0    647.4    5,560.9    5,352.2    5,395.4
                                    ========   ========   ========
Other income......................                                     14.2     23.0     25.5
Nonrecurring gains(2).............                                     23.2    150.4     11.7
General corporate(3)..............                                    (61.2)   (77.3)   (55.6)     487.1      575.3      646.0
Interest expense..................                                    (90.4)  (142.1)  (151.0)
                                                                     ------   ------   ------
Consolidated income from
  continuing operations before
  income taxes....................                                   $626.7   $558.0   $478.0
                                                                     ======   ======   ======
Investments in unconsolidated
  affiliates......................                                                                   4.5       22.9       22.5
                                                                                                --------   --------   --------
Consolidated assets...............                                                              $6,052.5   $5,950.4   $6,063.9
                                                                                                ========   ========   ========

---------------

(1) The 1997 domestic, Europe and other operating earnings amount includes nonrecurring expenses of $56.8 million, $15.3 million and $9.7 million, respectively. The 1996 domestic operating earnings includes nonrecurring expenses of $107.0 million. The 1997 domestic operating earnings also include a gain on the sale of Kirsch of $69.8 million.

(2) Includes gain on the exchange of DECS of $23.2 million in 1997 and gains on the sale of investments in marketable equity securities of $150.4 million and $11.7 million in 1996 and 1995, respectively (See Note 6).

(3) Includes nonrecurring expenses of $2.1 million and $10.9 million in 1997 and 1996, respectively.
---------------

     International revenues by destination, based on the location products were delivered, were as follows by segment:

                                                                  INTERNATIONAL REVENUES
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
Electrical Products.........................................  $  612.7   $  578.6   $  355.2
Tools & Hardware(1).........................................     319.6      357.2      354.8
Automotive Products.........................................     543.8      537.5      506.6
                                                              --------   --------   --------
                                                              $1,476.1   $1,473.3   $1,216.6
                                                              ========   ========   ========

---------------

(1) Includes $29.1 million in 1997, $83.3 million in 1996 and $90.0 in 1995 of Kirsch revenues.

                            COOPER INDUSTRIES, INC.

NOTE 16: OFF-BALANCE-SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS, INCLUDING DERIVATIVES

     As a result of having sales and purchases and other transactions denominated in currencies other than the functional currencies used by Cooper's businesses, Cooper is exposed to the effect of foreign exchange rate fluctuations on its cash flows and earnings. To the extent possible, Cooper utilizes natural hedges to minimize the effect on cash flows of fluctuating foreign currencies. When natural hedges are not sufficient, it is Cooper's policy to enter into forward foreign exchange contracts to hedge all significant transactions for periods consistent with the terms of the underlying transactions. Cooper does not engage in speculative transactions. While forward contracts affect Cooper's results of operations, they do so only in connection with the underlying transactions. Gains and losses on these contracts offset losses and gains on the transactions being hedged. The volume of forward activity engaged in by Cooper from year to year fluctuates in proportion to the level of worldwide cross-border transactions, and contracts generally have maturities that do not exceed one year. The table below summarizes, by currency, the contractual amounts of Cooper's forward exchange contracts at December 31, 1997 and 1996.

                                                                DECEMBER 31,
                                                              ----------------
                                                               1997      1996
                                                              ------    ------
                                                               (IN MILLIONS)
British Pound Sterling(1)...................................  $175.3    $  7.7
Canadian Dollar.............................................      --      58.2
German Deutschemark.........................................     4.1      27.8
Italian Lira................................................     5.4      16.9
Spanish Peseta..............................................     1.3      10.6
Australian Dollar...........................................     7.2       6.9
Japanese Yen................................................     2.2       4.6
Dutch Guilder...............................................     2.5       1.8
Other.......................................................    11.0      12.8
                                                              ------    ------
                                                              $209.0    $147.3
                                                              ======    ======

---------------

(1)Substantially all of the British Pound Sterling forward contracts were entered into in December 1997 and matured in January 1998.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cooper's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Cooper had approximately $1.5 billion and $1.9 billion of debt instruments at December 31, 1997 and 1996, respectively. The book value of these instruments was approximately equal to fair value at December 31, 1997 and 1996. Based on year-end

                            COOPER INDUSTRIES, INC.

exchange rates and the various maturity dates of the foreign currency forward contracts, Cooper estimates that the contract value is representative of the fair value of these items at December 31, 1997 and 1996.

NOTE 17: SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

     The following noncash transactions have been excluded from the consolidated statements of cash flows:

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1997        1996        1995
                                                              -------     -------     -------
                                                                       (IN MILLIONS)
Assets acquired and liabilities assumed or incurred from the acquisition of businesses:
  Fair value of assets acquired.............................  $ 532.1     $ 131.6     $ 249.9
  Cash used to acquire businesses, net of cash acquired.....   (386.5)      (93.2)     (175.9)(1)
                                                              -------     -------     -------
Liabilities assumed or incurred.............................  $ 145.6(2)  $  38.4     $  74.0
                                                              =======     =======     =======
Noncash increase (decrease) in net assets from:
  Conversion of 7.05% Convertible Subordinated Debentures
     into Cooper Common stock...............................  $ 610.0     $    --     $    --
  Exchange of DECS for Wyman-Gordon common stock............     33.8          --          --
  Retirement of Cooper Common shares exchanged for Cooper
     Cameron common shares..................................       --          --       427.5
  Exchange of $1.60 Convertible Exchangeable Preferred Stock
     into 7.05% Convertible Subordinated Debentures.........       --          --       691.2

---------------

(1) Includes approximately $164 million at December 31, 1995 for the acquisition of CEAG that was paid on January 5, 1996 (See Note 3).

(2) Includes $46.2 million of notes exchanged for Menvier-Swain common stock.

NOTE 18: DISCONTINUED OPERATIONS

     In September 1994, Cooper announced its decision to establish its Petroleum & Industrial Equipment segment as an independent publicly traded company, Cooper Cameron, through an exchange offer with Cooper's common shareholders. The exchange offer was completed on June 30, 1995, at which time 9.5 million shares of Cooper Common stock were exchanged for 85.5% of Cooper Cameron common stock. The Petroleum & Industrial Equipment segment split-off has been accounted for as a discontinued operation.

     During the second quarter of 1995, Cooper recorded an additional charge of $186.6 million, with no tax benefit, to reflect the actual loss on the split-off of Cooper Cameron. This additional charge was composed of the difference between the historical cost of Cooper's investment in Cooper Cameron remaining after the initial September 1994 estimated charge and the market value of Cooper Cameron common stock during the first few days the common stock traded on a national exchange ($162.8 million), additional Cooper Cameron operating losses during the period October 1, 1994 through June 30, 1995 ($20.3 million) and additional transaction costs ($3.5 million). The additional operating losses and transaction costs resulted primarily from the delay in completing the exchange transaction and the recording by Cooper Cameron of a $17 million pretax charge in the second quarter of 1995 for the write-down of receivables due from customers in Iran.

     Cooper retained a 14.5% interest in Cooper Cameron, which was accounted for as a marketable equity security. Cooper sold its entire investment in Cooper Cameron common stock during 1996 (See Note 6).

                            COOPER INDUSTRIES, INC.

NOTE 19: NET INCOME PER COMMON SHARE

                                                    BASIC                           DILUTED
                                        ------------------------------   ------------------------------
                                           YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                        ------------------------------   ------------------------------
                                          1997       1996       1995       1997       1996       1995
                                        --------   --------   --------   --------   --------   --------
                                                     ($ IN MILLIONS, SHARES IN THOUSANDS)
Income from continuing operations.....  $  394.6   $  315.4   $  280.6   $  394.6   $  315.4   $  280.6
Charge for discontinued operations....        --         --     (186.6)        --         --     (186.6)
Interest expense on 7.05% Convertible
  Subordinated Debentures, net of
  income taxes........................        --         --         --        5.8       29.2       29.2
                                        --------   --------   --------   --------   --------   --------
Net income applicable to Common
  stock...............................  $  394.6   $  315.4   $   94.0   $  400.4   $  344.6   $  123.2
                                        ========   ========   ========   ========   ========   ========
Weighted average Common shares
  outstanding.........................   117,459    107,284    111,510    117,459    107,284    111,510
                                        ========   ========   ========
Incremental shares from assumed
  conversions:
  Options, performance-based stock
     awards and other employee
     awards...........................                                      1,201        613        442
  7.05% Convertible Subordinated
     Debentures.......................                                      4,270     16,731     16,731
                                                                         --------   --------   --------
Weighted average Common shares and
  Common share equivalents............                                    122,930    124,628    128,683
                                                                         ========   ========   ========

NOTE 20: UNAUDITED QUARTERLY OPERATING RESULTS

                                                                          1997 (BY QUARTER)
                                                              -----------------------------------------
                                                                 1          2          3          4
                                                              --------   --------   --------   --------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................  $1,318.9   $1,384.9   $1,296.9   $1,288.1
Cost of sales...............................................     905.7      938.4      883.1      861.1
Selling and administrative expenses.........................     240.8      238.8      222.5      223.2
Goodwill amortization.......................................      16.0       16.1       16.3       16.7
Nonrecurring gains..........................................        --      (69.8)     (23.2)        --
Nonrecurring charges........................................        --       70.5       13.4         --
Other (income) expense, net.................................       1.5       (0.6)        --        1.2
Interest expense............................................      29.6       21.3       19.4       20.1
                                                              --------   --------   --------   --------
Income before income taxes..................................     125.3      170.2      165.4      165.8
Income taxes(1).............................................      47.6       64.7       62.9       56.9
                                                              --------   --------   --------   --------
Net income..................................................  $   77.7   $  105.5   $  102.5   $  108.9
                                                              ========   ========   ========   ========
Income per Common share:(2)(3)
  Basic.....................................................  $   0.71   $   0.89   $   0.85   $   0.91
                                                              ========   ========   ========   ========
  Diluted...................................................  $   0.67   $   0.86   $   0.84   $   0.90
                                                              ========   ========   ========   ========

---------------

(1)Includes $6.1 million related to the favorable settlements of state income tax issues in the fourth quarter.

(2)Includes gain, net of nonrecurring expenses, on the exchange of the DECS of $.05 in the third quarter and $.05 related to the favorable settlements of state tax issues in the fourth quarter.

(3)Adoption of Statement of Financial Accounting Standards No. 128, Earnings Per Share increased the second and third quarter 1997 Basic Income per Common Share $.01 each quarter.

                            COOPER INDUSTRIES, INC.

                                                                          1996 (BY QUARTER)
                                                              -----------------------------------------
                                                                 1          2          3          4
                                                              --------   --------   --------   --------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues...................................................   $1,291.7   $1,351.4   $1,308.1   $1,332.5
Cost of sales..............................................      897.1      919.3      889.8      899.5
Selling and administrative expenses........................      233.6      232.8      235.5      243.5
Goodwill amortization......................................       16.2       16.4       16.4       16.2
Nonrecurring gains.........................................      (10.9)      (9.5)    (107.2)     (22.8)
Nonrecurring charges.......................................       10.9        8.3       85.3       13.4
Other (income) expense, net................................        1.5       (2.3)      (0.5)       1.1
Interest expense...........................................       37.6       36.8       35.4       32.3
                                                              --------   --------   --------   --------
Income before income taxes.................................      105.7      149.6      153.4      149.3
Income taxes(1)............................................       43.6       61.3       76.1       61.6
                                                              --------   --------   --------   --------
Net income.................................................   $   62.1   $   88.3   $   77.3   $   87.7
                                                              ========   ========   ========   ========
Income per Common share:(2)(3)
  Basic....................................................   $   0.58   $   0.82   $   0.72   $   0.82
                                                              ========   ========   ========   ========
  Diluted..................................................   $   0.56   $   0.77   $   0.68   $   0.76
                                                              ========   ========   ========   ========

---------------

(1)Income before income taxes includes a net nonrecurring gain of $21.9 million and income taxes include a $12.9 million effect related to the goodwill write-down included in the Automotive Products asset write-down in the third quarter of 1996.

(2)Includes gains from the sale of marketable equity securities, net of nonrecurring expense, of $.01 and $.04 in the second and fourth quarters, respectively.

(3)Adoption of Statement of Financial Accounting Standards No. 128, Earnings Per Share increased the fourth quarter of 1996 Basic Income per Common Share $.01.