Form 10-K405, Exhibit 13
period 1998-12-31
COOPER INDUSTRIES INC
filed 1999-03-30
CIK 24454

                                                                    EXHIBIT 13.0


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                                    OVERVIEW

     In April 1998, Cooper Industries, Inc. ("Cooper") announced that it engaged an investment banking firm to assist in the evaluation of options for exiting the automotive business. On October 9, 1998 the sale of the Automotive Products segment was consummated with Cooper receiving $1.9 billion in proceeds. The book value of the Automotive Products segment assets less the liabilities assumed by the buyer plus costs related to the transaction resulted in a small loss before income taxes. The loss before income taxes was offset by income tax benefits derived through the sale of the common stock of the entity holding the Automotive Products segment.

     As a consequence of treating this segment as a discontinued operation, Cooper's results of operations and the related footnote information for all periods presented in its consolidated financial statements exclude the results of the Automotive Products segment from continuing operations' revenues and other components of income and expenses. The discontinued segment's results are presented separately in a single caption, "Income from discontinued operations, net of income taxes."

     In order to facilitate an understanding of Cooper's continuing operations, Cooper restated the Consolidated Balance Sheet as of December 31, 1997, and the Consolidated Statements of Cash Flows for the years ended December 31, 1997 and 1996. The net assets of discontinued operations are segregated into a single line, "Net assets of discontinued operations" in the Consolidated Balance Sheets. The cash flows from discontinued operations are summarized into a single line "Cash provided by (used in) discontinued operations" in the Consolidated Statements of Cash Flows. No cash or debt was allocated to the discontinued operations. For a discussion of the financial results of discontinued operations see "Discontinued Operations -- Automotive Products Segment".

     Impact of Automotive Products Segment Divestiture The Automotive Products segment represented approximately 25% of Cooper's total annual segment operating earnings (excluding nonrecurring items) before the restatement to reclassify the segment as a discontinued operation. The proceeds from the sale of $1.9 billion were utilized to purchase 21.2 million shares of Cooper Common stock at a cost of $1.0 billion and to repay $900 million of debt. The mix of debt repayment and Common stock purchases was designed to approximately replace the loss of the Automotive Products segment earnings per share through lower interest expense and lower average shares and result in a debt to total capitalization ratio at the lower end of Cooper's targeted range. Due to the timing of the purchases of Common stock in the quarter the sale was consummated, replacing all of the loss of the Automotive Products segment earnings per share in the quarter was not possible. From January 1, 1998 through October 9, 1998, the date of the sale of the Automotive Products segment, the discontinued segment earnings after income taxes were $87.1 million ($.76 per diluted share). For the period October 10, 1998 through December 31, 1998, approximately two-thirds of the expected Automotive Products segment earnings per share contribution was replaced by the utilization of the sale proceeds. On a full year basis going forward, Cooper estimates that the earnings per share impact of the loss of the Automotive Products segment earnings will be approximately replaced by the effects of the utilization of the proceeds.

     Acquisitions and Divestitures During the last three calendar years, Cooper's continuing operations have completed 22 acquisitions and 3 divestitures. The acquisitions have been in complementary product lines that enhance areas of strength, while the dispositions have been of noncore or under-performing businesses. On May 30, 1997, Cooper completed the sale of its Kirsch window treatment division for $216.0 million. For the five months ended May 30, 1997, and the year ended December 31, 1996, Kirsch had revenues of $97.4 million and $252.9 million, and operating earnings of $4.8 million and $20.0 million (including a $2 million nonrecurring charge), respectively. The Kirsch operations are included in the continuing operations of Cooper until the date of the sale. In addition, on October 9, 1998, Cooper completed the sale of its Automotive Products segment for $1.9 billion. The Automotive Products segment is reflected as a discontinued operation in the Consolidated Financial Statements.


     Nonrecurring Income and Expenses During the past three years, Cooper has been transitioning into a business focused on higher growth and less volatile businesses concentrated in electrical products and tools and hardware products. In 1995, Cooper divested the remaining businesses comprising its former Petroleum and Industrial Equipment segment through an exchange offer with shareholders for common stock of Cooper Cameron Corporation ("Cooper Cameron"). On May 30, 1997, Cooper completed the sale of its Kirsch window treatment division, an underperforming business that had migrated to more of a fashion business than the basic manufacture of drapery hardware and did not fit with the core electrical products and tools and hardware products businesses. On October 9, 1998, Cooper completed the sale of its Automotive Products segment. In addition, over the past three years, Cooper has been realigning its product lines and operations and positioning itself to compete more efficiently in the global markets.

     Cooper retained minority interests in the common stock of Belden, Inc. from the initial public offering in 1993 and Cooper Cameron from the 1995 exchange. In 1994, Cooper sold its Cameron Forged Products business to Wyman-Gordon Corporation ("Wyman-Gordon") and received Wyman-Gordon common stock as part of the consideration. In 1995, the Wyman-Gordon common stock was monitized through the issuance of DECS(SM) (Debt Exchangeable for Common Stock). Cooper realized gains from the sale of Cooper's marketable equity securities of Belden, Cooper Cameron and Wyman-Gordon, and the sale of Kirsch over the past three years.

     In 1998, Cooper also initiated an acquisition of TLG, plc. The acquisition was not consummated as Cooper could not justify exceeding an offer made by another company. However, Cooper realized a gain from the sale of common stock it had acquired at its offer price.

     The gains before income taxes that Cooper recognized during the three years ended December 31, 1998 were as follows:

                                                                 1998      1997       1996
                                                                ------     -----     ------
                                                                       (IN MILLIONS)
DECS(SM) and Wyman-Gordon common stock......................    $132.7     $23.2     $   --
TLG, plc common stock.......................................       2.5        --         --
Sale of Kirsch..............................................        --      69.8         --
Belden and Cooper Cameron common stock......................        --        --      150.4
                                                                ------     -----     ------
                                                                $135.2     $93.0     $150.4
                                                                ======     =====     ======

     All of the common stock of Wyman-Gordon, Belden and Cooper Cameron was sold during the three year period ended December 31, 1998, and at this time, Cooper does not own investments in marketable equity securities.

     In 1998, Cooper recorded a charge of $53.6 million for nonrecurring and unusual items. The nonrecurring and unusual items consist of $26.4 million in severance, $11.1 for impairment of the assets of two product lines and $16.1 million of other charges, including facility exit costs.

     During the fourth quarter of 1998, Cooper completed its formal annual review of each of its operations and developed plans to strengthen the competitiveness and efficiencies of each operation. In addition to the specific plans for actions of each operation committed to by management during the fourth quarter, Cooper also initiated and announced a voluntary and involuntary severance program. Cooper has a formal written severance policy for salaried personnel and, in certain operations, contractual severance obligations for hourly personnel. While both the voluntary and involuntary severance programs were announced in 1998, the amount that could be accrued in 1998 was limited to severance relating to personnel actually severed in the fourth quarter and the severance provided by established written policies. Cooper accrued a total of $26.4 million in severance in the fourth quarter of 1998 and expects to incur approximately $5 million of additional severance related to the voluntary program in the first quarter of 1999. In addition, Cooper will incur additional severance as the shut down or downsizing of plants and other facilities and other actions are announced and employees are notified. Excluding positions that will be eliminated but are not included in the severance accrual, a total of 1,759 positions will be eliminated across Cooper. Certain of the eliminated positions will be replaced by positions in lower cost manufacturing locations. As of December 31, 1998, a total of 124 positions had been eliminated and, at a minimum, an additional 295 positions will be eliminated by the end of the first quarter of 1999. At December 31, 1998, a total of $25.4 million of the $26.4 million severance accrual remained to be expended.

     In the fourth quarter of 1998, Cooper also recorded a charge of $11.1 million for impairment of the assets of two electrical product lines. Market conditions, including increased competition from imports, had reduced the profitability of both of these product lines to negative amounts. Due to the inability to recover the investments on an undiscounted cash flow basis, the long-lived assets were written down to the greater of the discounted cash flows or the fair market value. The reduction in future depreciation expense as a result of the write-down is less than $2 million a year. Cooper also recorded $16.1 million in other charges, including facility exit costs. At December 31, 1998, a total of $7.8 million of the $16.1 million accrual remains to be expended. Cooper anticipates incurring in excess of $25 million in 1999 related to severance costs, facility exit costs and disruptions to operations that could not be accrued as of December 31, 1998. In addition to hourly and certain voluntary and involuntary salaried severance, considerable facility exit costs cannot be accrued until the closing of a facility is announced and the costs are incurred. Other than the premium over the normal severance for the voluntary severance program, these costs are spread throughout the year and are less than the savings from the anticipated cost reductions in 1999. The nonrecurring charges in 1998 when combined with the nonrecurring gains result in a net $53.0 million gain after income taxes ($.46 per diluted common share) from nonrecurring and unusual items included in 1998 income from continuing operations.

     Of the $53.6 million charge before income taxes, $33.2 million remains to be expended at December 31, 1998. The future expenditures against the accrual are $25.4 million in severance and $7.8 million primarily related to exit costs for facilities closed and facilities that will be closed.

     In 1997, Cooper incurred charges of $40.5 million for actions management committed to during the period after concluding an evaluation of geographic manufacturing and distribution facilities within the Tools & Hardware segment and information systems relating to year 2000 compliance efforts. The 1997 charges included impairment in the carrying value of assets and abandonment of assets of $24.2 million and accruals for continuing obligations for replaced systems and facility consolidations of $16.3 million.

     Cooper began consolidating certain international manufacturing and distribution facilities in the Tools & Hardware segment during 1997. Adjustments to the carrying value of assets and accruals were recorded for projects committed to by management. Severance and certain other costs related to projects committed to by management were not expensed until the affected employees were notified and the costs incurred. A majority of the consolidations were announced and such costs were accrued and expensed during 1997. Cash expenditures in 1998 for the payout of accrued severance and other expenditures related to the consolidations were not significant. However, as the projects were completed, Cooper incurred additional expenses from consolidation disruptions to operations and additional consolidation expenses. These additional expenses were expensed as incurred in 1997 and 1998 and were not significant.

     During 1997, Cooper also assessed the ability of existing information systems to function at the turn of the century. Three of Cooper's seven divisions implemented new enterprise systems with the remaining divisions modifying or replacing existing software. Where possible, businesses have abandoned home-grown or highly customized applications with purchased, year 2000 compliant replacements or upgrades. In some situations, operations within a business abandoned existing software and migrated to consolidated hardware and software that is year 2000 compliant. Where these solutions were not possible, businesses either contracted with third parties or committed internal resources to ensure that all major systems are year 2000 compliant. Cooper recorded a $28.5 million charge in 1997 primarily related to the adjustment in the carrying value of abandoned hardware and software. While depreciation and amortization were reduced by the effect of the write-down, depreciation and amortization of new systems and equipment, as well as expenses incurred to revise current software to be year 2000 compliant and implementation costs of new systems exceeded the reduction in depreciation and amortization.


     The nonrecurring gains in 1997, combined with nonrecurring charges and a $6.1 million income tax benefit related to the settlements of certain state income tax matters, resulted in the inclusion in income from continuing operations of a net nonrecurring gain of $39.1 million after income taxes ($.32 per diluted share).

     Cooper incurred nonrecurring charges totaling $15.9 million before income taxes during 1996. A total of $3.0 million was incurred primarily related to a write-down of property and equipment at a facility; $2.0 million in legal and other costs related to sales of imported mini blinds containing lead paint; and $10.9 million of corporate costs primarily related to environmental litigation. The nonrecurring charges of $15.9 million did not affect future earnings, and expenditures beyond 1996 were nominal. Nonrecurring gains from the sale of marketable equity securities, combined with nonrecurring charges in 1996, resulted in the inclusion in continuing income of a net nonrecurring gain of $83.4 million after income taxes ($.67 per diluted share).

     With the exception of the sale of Kirsch, the actions committed to in 1997 did not have a significant continuing impact on revenues, segment operating earnings or cash flows. The actions committed to in 1998, exclusive of the Automotive Products segment sale, are anticipated to result in a net cash outflow, after cost savings in 1999 of approximately $15 million. The cost savings in 1999 are anticipated to exceed the additional expenses incurred and to be in excess of $40 million in years beyond 1999. See Notes 2 and 6 of Notes to Consolidated Financial Statements for additional information on nonrecurring gains and charges.

     Capitalization Effective January 1, 1995, Cooper exchanged all of its outstanding $1.60 Convertible Exchangeable Preferred Stock for $691.2 million of 7.05% Convertible Subordinated Debentures due 2015 and $3.8 million in cash related to fractional shares. While the exchange increased the debt-to-total capitalization ratio above Cooper's preferred target, it generated in excess of $20 million per year of additional net cash flows. During the first half of 1997, Cooper redeemed all of its outstanding 7.05% Convertible Subordinated Debentures with a total of $610 million converted to approximately 14.8 million shares of Cooper Common stock and approximately $80 million redeemed for cash.

     During 1997, Cooper purchased approximately 3.6 million shares of its Common stock for $191.5 million. This action was taken to maintain Cooper's debt-to-total capitalization ratio between 35% and 45%. During 1998, Cooper repurchased approximately 26.9 million shares of its Common stock at a cost of $1,348.1 million. A total of $1.0 billion of the purchases of Common stock in 1998 were directly related to the sale of the Automotive Products segment as discussed under "The Impact of the Automotive Products Segment Divestiture". The remaining 1998 Common stock repurchases were related to maintaining the debt-to-total capitalization in the targeted range and eliminating the dilutive effect of Common stock issued under employee stock plans. At December 31, 1998, Cooper's debt-to-total capitalization ratio was 36.5%.

                         YEAR 2000 AND EURO CONVERSION

YEAR 2000 SYSTEMS ASSESSMENTS AND PREPAREDNESS

     The Year 2000 problem arises because many information systems and devices containing embedded technology use two digits rather than four digits to identify a year. Calculations in date-sensitive systems using two digits could result in system failures and errors that disrupt normal business operations as the year 2000 approaches.

     Early in 1997, Cooper conducted an assessment of year 2000 compliance of all of its major information technology systems, non-information technology systems with date-sensitive software and embedded microprocessors and products Cooper manufactured or sold to customers. Cooper developed detailed plans to resolve all major issues by the end of 1998. As of December 31, 1998, Cooper estimates that it is over 90% complete with its efforts to remediate current systems or implement new systems that are year 2000 compliant. The majority of the remaining efforts are anticipated to be completed before the end of the second quarter of 1999. Cooper has substantially completed its efforts to assess noncompliant embedded technology including Cooper's assessment of the products it has delivered to customers.

     Cooper expects that only three of its seven divisions will be involved in any significant compliance efforts in 1999. The projects that will continue into 1999 include completing lower priority information technology systems projects and replacing systems in recently acquired business units. Efforts in 1999 will become less focused on systems projects and more focused on identifying areas of additional business risk and developing contingency plans where appropriate.

     Cooper initiated formal communications with its key suppliers and service providers to determine the potential risk to Cooper's operations if these third parties fail to solve year 2000 issues. Cooper's divisions have substantially completed their assessment of suppliers and service providers. If Cooper determines that there is a risk to its operations because a key third party may not be year 2000 compliant, it expects to develop contingency plans to address this risk by the end of the first quarter of 1999. The extent of this risk cannot be determined with any degree of certainty due to the number of small suppliers and service providers used by Cooper and the reliance of all operations on basic utility service providers.

     Cooper's investment in information technology has become a larger percentage of annual capital expenditures. Cooper estimates that it will have total capital expenditures related to year 2000 compliance of approximately $75 million, and that it has incurred and will continue to incur into mid-1999 approximately $1 to $2 million each quarter in expense related to year 2000 efforts. Cooper has incurred approximately 80% of the capital expenditures as of December 31, 1998. The majority of these expenditures relate to new systems installations. Although the timing of new systems installations was influenced by the year 2000 problem, Cooper would have installed these systems in any event. The above costs for year 2000 compliance efforts do not include costs relating to Cooper's Automotive Products segment, which was sold on October 9, 1998 and is treated as a discontinued operation in the consolidated financial statements.

     The worst case scenario related to Cooper's preparedness is that Cooper would not complete the information technology systems projects that are scheduled in 1999 on time because of a severe shortage of qualified information systems personnel, both internally and externally. Cooper recognizes that completion of these projects could also be affected for other reasons that are unknown to Cooper at this time. Cooper believes that it is unlikely that such projects would be delayed beyond a point in time where Cooper would suffer material adverse effects from noncompliance. For this reason, Cooper has not developed a contingency plan for this risk. In the unlikely event that the remaining information technology systems projects are not completed before significant problems are encountered, Cooper's results of operations could be adversely affected. Cooper has not determined whether such adverse effect would be material.

     In addition to the internal risks specific to Cooper and the risks posed by third parties that the company deals with directly, there are a number of other year 2000 risks and uncertainties that could affect Cooper. These risks include utility and communication failures and governmental, economic and market responses to the year 2000 problem. While Cooper continues to believe that these year 2000 matters will not have a material adverse impact on its results of operations, liquidity or financial condition, the ultimate impact on Cooper of the year 2000 problem remains uncertain.

     Cooper's year 2000 project capital expenditures, estimated percentage of completion and estimated completion dates are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the availability of certain resources, third-party modification plans and other factors. There can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated.

EURO CONVERSION

     On January 1, 1999, the euro became the common currency of eleven of the fifteen member states of the European Union. The national currencies will remain legal tender in the participating countries until mid-year 2002. During the dual currency phase, businesses must be capable of conducting commercial transactions in either the euro or the national currency. After the dual currency phase, all businesses in participating countries must conduct all transactions in the euro and must convert their financial records and reports to be euro based. The euro introduction may affect cross-border competition by creating cross-border price transparency, beginning with the dual currency phase on January 1, 1999.

     Cooper estimates that approximately 10% of its 1998 revenues came from countries that adopted the euro. Cooper expects that the impact of the dual currency phase will not be material to its results of operations. Cooper has assessed its information technology systems and believes that they are capable of meeting the dual currency phase requirements. Cooper is assessing the risk to its business of the final phase of the euro conversion which begins during 2002, and currently is unable to determine whether the final phase of the euro conversion will have a material effect on Cooper's operations. The costs of the euro dual currency phase are included with the year 2000 capital expenditures and expense amounts and are not significant.

                             RESULTS OF OPERATIONS

     The financial information and discussions that follow, along with the Consolidated Financial Statements and related footnotes, will aid in understanding Cooper's results of operations as well as its financial position, cash flows and indebtedness.

REVENUES

                                                                   YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------
                                                             1998           1997            1996
                                                           --------     -------------     --------
                                                                        (IN MILLIONS)
Electrical Products....................................    $2,824.4       $2,568.3        $2,407.5
Tools & Hardware.......................................       826.8          749.9           720.1
                                                           --------       --------        --------
          Continuing Revenues..........................     3,651.2        3,318.2         3,127.6
Kirsch.................................................          --           97.4           252.9
                                                           --------       --------        --------
          Total Revenues...............................    $3,651.2       $3,415.6        $3,380.5
                                                           ========       ========        ========

     1998 vs. 1997 Revenues Revenues in 1998 increased 10% over 1997, excluding 1997 Kirsch revenues. Excluding the impact of eleven 1998 acquisitions and the carryover impact of 1997 acquisitions, revenues for 1998 were flat when compared to 1997. The continued strengthening of the U.S. dollar against most functional currencies in which international operations conduct business reduced revenues measured in U.S. dollars by approximately $23 million or 1% compared to 1997. The strength of the dollar also had a negative unquantifiable impact on export sales.

     Annual revenues for the Electrical Products segment increased 10% from the prior year and contributed approximately 77% of Cooper's continuing revenues in 1998. Excluding the impact of acquisitions, revenues increased 1%. Revenue increases across most electrical businesses were strong early in the year. While demand for lighting fixtures remained strong in the later part of the year, beginning in the second quarter of 1998, demand for electrical construction materials and electrical distribution equipment softened. Demand for power systems equipment and electrical construction materials was negatively impacted by the global decline in energy and natural resources projects and the interruption of growth in Southeast Asia. Revenues were also negatively impacted by a weak year end buy-in of fuses by distributors to meet annual volume incentives and disruptions in shipments and the resultant build of backlog of electrical distribution equipment as a new enterprise-wide business system was placed in service at the power systems operation.

     The Tools & Hardware segment contributed approximately 23% of Cooper's continuing revenues in 1998. Revenues increased 10% over the prior year. Excluding the benefit of 1998 acquisitions, revenues decreased 3% compared to 1997. Lower shipments to domestic aerospace and automotive manufacturers and softness in the industrial and electronic markets resulted in the year-to-year decrease. Improved hand tool demand from consumer markets, strong demand for assembly equipment from international markets and new products provided a partial offset. Revenues were also unfavorably impacted by the implementation of new enterprise-wide business systems at both operations that comprise the Tools & Hardware segment.

     1997 vs. 1996 Revenues Cooper's 1997 revenues, excluding Kirsch, increased 6% over 1996. Excluding the impact of six 1997 acquisitions and the carryover impact of 1996 acquisitions, revenues for 1997 increased 4%. The strengthening of the U.S. dollar against most of the functional currencies in which international operations conduct business reduced revenues measured in U.S. dollars by approximately $45 million or 1.3% compared to 1996. The strong dollar also had a negative unquantifiable impact on export sales.

     The Electrical Products segment contributed approximately 77% of Cooper's continuing revenues in 1997, as revenues increased 7% over 1996. Excluding the effects of 1997 acquisitions and the carryover impact of 1996 acquisitions, revenues increased 5%. Revenue growth was attributable to strong sales increases of distribution and transmission equipment and circuit protection products. Lighting fixtures also benefited from strong demand in the housing and non-residential construction markets. Strong international demand in Mexico and Canada for construction materials was offset somewhat by a soft European market and the effects of a strong dollar.

     The Tools & Hardware segment, excluding Kirsch, contributed approximately 23% of Cooper's continuing revenues in 1997, with revenues increasing 4% over the prior year. Excluding the carryover impact of 1996 acquisitions, revenues increased 2% compared to 1996. Sales of domestic hand-held power tools and worldwide assembly equipment grew to meet continued demand from the automotive and aerospace industries. Providing a partial offset to this increase was a slight decline in demand for hand tool products in North America and the effects of a stronger U.S. dollar against most European currencies.

SEGMENT OPERATING EARNINGS

     Cooper measures the performance of its businesses exclusive of nonrecurring charges and financing expenses. All costs directly attributable to operating businesses are included in segment operating earnings. Corporate overhead costs, including costs of centrally managed functions, such as treasury, are not allocated to the businesses. Cooper has historically reported the results of its operations in this manner and, therefore, the required adoption of new reporting standards for segment results did not impact historical comparability of the segment operating results. See Notes 1 and 15 of the Notes to Consolidated Financial Statements.

     Historically, Kirsch was part of the Tools & Hardware segment. Effective with the decision to divest this operation, its results were segregated from the continuing Tools & Hardware segment for internal management reporting.

                                                                      YEAR ENDED DECEMBER 31,
                                                                -----------------------------------
Segment Operating Earnings (internal management reporting --     1998          1997           1996
excludes nonrecurring gains and charges):                       ------     -------------     ------
                                                                           (IN MILLIONS)
Electrical Products........................................     $479.0        $461.6         $408.3
Tools & Hardware...........................................      112.4          99.6           91.4
                                                                ------        ------         ------
          Continuing Segment Operating Earnings............      591.4         561.2          499.7
Kirsch.....................................................         --           4.8           22.0
                                                                ------        ------         ------
          Total Segment Operating Earnings.................     $591.4        $566.0         $521.7
                                                                ======        ======         ======

                                                                    YEAR ENDED DECEMBER 31,
                                                              -----------------------------------
                                                               1998          1997           1996
                                                              ------     -------------     ------
             Nonrecurring Gains and (Charges)                            (IN MILLIONS)
Electrical Products.......................................    $(42.6)       $(15.9)        $ (3.0)
Tools & Hardware..........................................      (8.7)        (22.5)            --
                                                              ------        ------         ------
          Continuing Segments.............................     (51.3)        (38.4)          (3.0)
Kirsch....................................................        --          69.8           (2.0)
                                                              ------        ------         ------
          Total...........................................    $(51.3)       $ 31.4         $ (5.0)
                                                              ======        ======         ======


                                                                    YEAR ENDED DECEMBER 31,
Segment Operating Earnings (generally accepted accounting     -----------------------------------
                      principles --                            1998          1997           1996
        includes nonrecurring gains and charges):             ------     -------------     ------
                                                                         (IN MILLIONS)
Electrical Products.......................................    $436.4        $445.7         $405.3
Tools & Hardware..........................................     103.7          77.1           91.4
                                                              ------        ------         ------
          Continuing Segment Operating Earnings...........     540.1         522.8          496.7
Kirsch....................................................        --          74.6           20.0
                                                              ------        ------         ------
          Total Segment Operating Earnings................    $540.1        $597.4         $516.7
                                                              ======        ======         ======

     1998 vs. 1997 Segment Operating Earnings Segment operating earnings in 1998 included nonrecurring charges of $51.3 million for adjustments to the carrying value of assets, accruals for facility consolidations and related severance and other obligations committed to by management. Segment operating earnings in 1997 included nonrecurring charges of $38.4 million and a $69.8 million gain on the sale of Kirsch. See "Nonrecurring Income and Expenses" in the "Overview" section and Note 2 of Notes to Consolidated Financial Statements. Excluding nonrecurring charges from 1998 and nonrecurring gains and charges from 1997, segment operating earnings for 1998 increased 4% over 1997. Excluding Kirsch from 1997 results, segment operating earnings increased 5% over 1997. Acquisitions contributed approximately $43 million or 8% to the segment operating earnings over the prior year.

     The Electrical Products segment operating earnings, excluding nonrecurring charges of $42.6 million in 1998 and $15.9 million in 1997, improved 4% over the prior year and contributed 81% of Cooper's continuing segment operating earnings. Acquisitions contributed approximately $28 million of the increase in earnings before nonrecurring items in 1998. Increased sales volume, performance improvements at the lighting products operations and contribution from recent acquisitions were the primary sources of earnings growth in 1998. Excluding the impact of acquisitions, operating earnings of substantially all electrical products businesses began the year with strong incremental improvement over the prior year. Beginning in the second quarter of 1998, the softening of demand for certain power systems equipment and electrical construction materials began to negatively impact comparable operating earnings. This trend continued in the second half of the year with indications of a more stable environment in the fourth quarter of 1998. The weak year end buy-in of fuses and the disruption of shipments of electrical distribution equipment from the implementation of new business systems also had a negative impact on the comparable operating earnings. Excluding nonrecurring items, return on revenues was 17% in 1998 versus 18% in 1997. Approximately half of the decrease in return on revenues was driven by the addition of acquisitions with lower returns on revenues. The remaining decrease was the result of the increase in sales of lighting fixtures, which carry a lower return on sales than the average, the slowing demand for higher margin construction materials and certain power distribution equipment and costs associated with the implementation of a business enterprise system for the power systems operations.

     The Tools & Hardware segment operating earnings, excluding nonrecurring items of $8.7 million in 1998 and $22.5 million in 1997, increased 13% from 1997 and contributed 19% of continuing segment operating earnings. Acquisitions contributed approximately $15 million in earnings in 1998. Excluding the impact of acquisitions, operating earnings began the year with relatively strong incremental earnings over the prior year. Softening demand in the industrial and electronic markets and in the aerospace and automotive markets negatively impacted year-over-year performance in the later half of the year. Excluding nonrecurring items, return on revenues increased to 13.6%, up three tenths of a point from the prior year. Acquisitions contributed a small portion of the increase in return on revenues with the remainder of the increase primarily driven by the favorable product mix in the first half of 1998, partially offset by costs associated with the implementation of new enterprise-wide business systems.

     1997 vs. 1996 Segment Operating Earnings Segment operating earnings in 1997 included nonrecurring charges of $38.4 million for adjustments to the carrying value of assets, accruals for facility consolidations and related severance and other obligations committed to by management. Segment operating earnings also included a $69.8 million gain on the sale of Kirsch. Segment operating earnings in 1996 included $5.0 million in nonrecurring charges. See "Nonrecurring Income and Expenses" in the "Overview" section and Note 2 of Notes to Consolidated Financial Statements. Excluding nonrecurring items in 1997 and nonrecurring charges in 1996, segment operating earnings increased 8% over 1996. Excluding Kirsch results from both years, segment operating earnings increased 12% over 1996. Acquisitions contributed approximately $9 million or 2% of the increase in segment operating earnings over 1996.

     The Electrical Products segment operating earnings, excluding nonrecurring charges of $15.9 million in 1997 and $3.0 million in 1996, improved 13% over the prior year and contributed 82% of Cooper's continuing segment operating earnings. Excluding nonrecurring items, return on revenues improved in 1997 to 18% from 17% in 1996. The 1997 acquisitions and the carryover impact of 1996 acquisitions contributed approximately $8 million of the increase in earnings. Excluding this impact and nonrecurring items, segment operating earnings were up 11% over 1996. This strong growth in earnings was primarily attributable to cost savings in transformer products, strong revenue growth in higher margin distribution and certain transmission equipment and circuit protection products and cost containment across all businesses. All electrical products businesses had increases in return on revenues, excluding nonrecurring charges, during 1997.

     The Tools & Hardware segment operating earnings, excluding nonrecurring items of $22.5 million in 1997, increased 9% from 1996 and contributed 18% of the continuing segment operating earnings. The incremental earnings of the carryover impact of two small acquisitions was less than $1 million. Excluding nonrecurring items, return on revenues increased to 13.3%, up six tenths of a point from the prior year. Increased sales of hand-held power tools and assembly equipment and leveraging of costs, primarily in the power tools and assembly equipment businesses, were the primary drivers of the performance. The absence of implementation costs incurred in the 1996 warehouse and distribution system conversion at the hand tools operations also contributed to the increase in return on revenues, partially offset by lower sales volume for hand tools.

OTHER INCOME AND EXPENSE

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1998        1997        1996
                                                              -------     -------     -------
                                                                       (IN MILLIONS)
Segment Operating Earnings(1).............................    $ 540.1     $ 597.4     $ 516.7
General Corporate:
  Nonrecurring Gains......................................      135.2        23.2       150.4
  Nonrecurring Charges....................................       (2.3)       (2.1)      (10.9)
  Expense.................................................      (47.5)      (44.9)      (43.4)
Interest Expense, net.....................................     (101.9)      (90.4)     (142.1)
                                                              -------     -------     -------
  Income from Continuing Operations before Income Taxes...    $ 523.6     $ 483.2     $ 470.7
                                                              =======     =======     =======

---------------

(1) Includes nonrecurring gain on sale of Kirsch and nonrecurring charges.

     Nonrecurring Gains and Nonrecurring Charges See Nonrecurring Income and Expenses in the Overview section and Notes 2 and 6 of Notes to Consolidated Financial Statements.

     General Corporate Expense General corporate expenses, excluding nonrecurring items, increased $2.6 million and $1.5 million in 1998 and 1997, respectively. The impact of inflation on compensation and other expenses continued to impact general corporate expenses. Cost reductions related to the Automotive Products segment divestiture did not significantly impact the comparability of 1998 expense to 1997 due to the transaction activities subsequent to the sale.

     Interest Expense, Net Interest expense, net, increased in 1998 to $101.9 million from $90.4 million in 1997 as additional debt incurred to fund acquisitions and stock repurchases more than offset the impact of the conversion during 1997 of $610 million of the Company's 7.05% Convertible Subordinated Debentures to Cooper Common stock. The proceeds received on October 9, 1998 from the sale of the Automotive Products segment were utilized to repay debt incurred for a $500 million Common stock repurchase consummated in anticipation of the sale, to repurchase an additional $500 million in Common stock and repay $900 million in debt. The timing of Common stock repurchases and debt repayments resulted in significant fluctuations in the total debt of Cooper at specific points in time during 1998. Interest expense for 1997 decreased $51.7 million from 1996. The majority of the decrease was due to the conversion during 1997 of $610 million of Cooper's 7.05% Convertible Subordinated Debentures to Cooper Common stock. Average debt levels in 1997, excluding the $610 million converted debt, were also lower than 1996 and contributed to the decline in interest expense.

INCOME FROM CONTINUING OPERATIONS

                                                                       YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  1998          1997          1996
                                                                ---------     ---------     ---------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
Income from continuing operations before income taxes.......     $523.6        $483.2        $470.7
Income taxes................................................      187.7         173.2         185.6
                                                                 ------        ------        ------
Income from continuing operations...........................     $335.9        $310.0        $285.1
                                                                 ======        ======        ======
Diluted earnings per share from continuing operations.......     $ 2.93        $ 2.57        $ 2.52
                                                                 ======        ======        ======

     1998 vs. 1997 Income from Continuing Operations Income from continuing operations before income taxes for 1998, excluding net nonrecurring gains, increased 3% to $442.0 million from $430.7 million in 1997. The Automotive Products segment divestiture, as discussed in the Overview section, interest expense on Common stock repurchases and nonrecurring items all had significant impacts on the comparability of income from continuing operations before income taxes.

     The effective tax rate for 1998 was unchanged from the 1997 rate of 35.8%. Excluding income taxes on both 1998 and 1997 nonrecurring items and the 1997 tax benefit related to the favorable settlements of several state income tax issues, the effective tax rates for 1998 and 1997 were 36.0% and 37.0%, respectively. This rate reduction resulted from Cooper's ongoing tax planning efforts.

     Income from continuing operations increased 8% over the 1997 level. Excluding the net after-tax impact from nonrecurring items in both years, income from continuing operations increased 4% to $282.9 million from $270.9 million in 1997. Increased segment operating earnings more than offset higher interest expense contributing to the earnings increase. Diluted earnings per share from continuing operations increased 14% over the 1997 level. Excluding the net nonrecurring item impacts of $.46 per share in 1998 and $.32 per share in 1997, diluted earnings per share from continuing operations increased 10%. The Automotive Products segment divestiture, as discussed in the Overview section, interest expense on Common stock repurchases and nonrecurring items all had significant impacts on the comparability of income from continuing operations and earnings per share.

     1997 vs. 1996 Income from Continuing Operations Income from continuing operations before income taxes for 1997, exclusive of 1997 net nonrecurring gains, increased to $430.7 million from $336.2 million, a 28% increase. This increase was primarily the result of the increased segment earnings and lower interest expense.

     The effective tax rate decreased from 39.4% in 1996 to 35.8% in 1997. The effective tax rate for 1997 included $6.1 million related to the favorable settlements of several state income tax issues. Excluding this 1997 nonrecurring tax benefit and income taxes on net nonrecurring gains, the 1997 and 1996 effective tax rates were

37.0% and 40.0%, respectively. The rate reduction from 40.0% to 37.0% stems from Cooper's tax planning efforts, including changing its international tax structure, maximizing tax incentives for exports and increasing research and development tax credits, as well as from the increase in income from continuing operations before income taxes diluting the impact of nondeductible goodwill amortization.

     The 1997 income from continuing operations increased 9% over 1996. Excluding net nonrecurring gains and the 1997 nonrecurring tax benefit, income from continuing operations increased to $270.9 million from $201.7 million or 35%. This increase included the effect of (1) the redemption and conversion of Cooper's 7.05% Convertible Subordinated Debentures, (2) the purchase of approximately 3.6 million shares of Cooper's Common stock, and (3) the absence of the Kirsch business for seven months of 1997. Diluted earnings per share from continuing operations increased 2% from the 1996 level. Excluding $.32 earnings per share in 1997, and $.67 earnings per share in 1996 from net nonrecurring items, diluted earnings per share from continuing operations increased 22%. The lower interest expense in 1997, which was related to the conversion of $610 million of 7.05% Convertible Subordinated Debentures to Cooper Common stock, had no effect on diluted earnings per share as the interest expense was excluded and the equivalent Cooper Common stock was included in the calculation of diluted earnings per share for both 1997 and 1996.

     While the purchase of Cooper Common stock and the impact of the $80 million of 7.05% Convertible Subordinated Debentures redeemed for cash reduced average shares utilized in the computation of diluted earnings per share, the funding of these two items increased interest expense, offsetting most of the benefit on diluted earnings per share. After considering the impact of additional common stock equivalents, primarily resulting from an increase in market price of a share of Cooper Common stock during the year, diluted earnings per share were not impacted by the net reduction in average shares during 1997. The absence of the Kirsch operations, net of the effect of lower interest expense resulting from repaying debt with the net proceeds of the sale, reduced earnings per share from continuing operations for 1997 by approximately $.05.

PERCENTAGE OF REVENUES

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
Revenue.....................................................  100.0%   100.0%   100.0%
Cost of Sales...............................................   67.0%    66.8%    67.3%
Selling and Administrative..................................   16.9%    17.0%    17.6%

     1998 vs. 1997 Percentage of Revenues Cost of sales, as a percentage of revenue, increased to 67.0% in 1998 from 66.8% in 1997. An unfavorable product mix, competitive conditions for certain electrical product lines and higher manufacturing costs related to implementation of new business systems in several businesses accounted for the increase. Selling and administrative expenses decreased slightly as a percentage of revenues. Excluding Kirsch in 1997, which had relatively higher selling and administrative expenses, selling and administrative expenses increased slightly as a result of softness in revenues in certain of the Electrical Products segment businesses.

     1997 vs. 1996 Percentage of Revenues Cost of sales, as a percentage of revenues, declined to 66.8% in 1997 from 67.3% in 1996. The decline resulted primarily from product cost improvements and containments and an overall favorable mix of higher margin electrical products. Most of the improvement in cost of sales as a percentage of revenue was in the Electrical Products segment, with the Tools & Hardware segment, excluding Kirsch, improving to a lesser extent. Selling and administrative expenses decreased, as a percentage of revenues, to 17.0% in 1997 from 17.6% in 1996. Including Kirsch for five months in 1997 and for the full year in 1996 represented .2 percentage points of the improvement. Each of the segments contributed to the remaining improvement.

DISCONTINUED OPERATIONS -- AUTOMOTIVE PRODUCTS SEGMENT

     1998 vs. 1997 Revenues Revenues for the discontinued Automotive Products segment from January 1, 1998 through October 9, 1998, the date of sale of the business, were $1,449.4 million compared to full year revenues for 1997 of $1,873.2 million. Market conditions prior to the sale reflected increased sales to worldwide original equipment manufacturers and improved steering and suspension sales offset by weak domestic aftermarket demand in most product lines. The net impact of the exchange of the temperature control business for the brake business of Standard Motor Products resulted in lower revenues during the period as a result of disruption in the marketplace during the transition. Also, revenues were affected by the bankruptcy of a large customer significantly reducing sales volume to this customer compared to 1997. In total, revenues for a comparable period in 1997 decreased approximately 1%.

     1997 vs. 1996 Revenues Revenues for the discontinued Automotive Products segment were $1,873.2 million in 1997, decreasing slightly from $1,903.2 million in 1996. Excluding the effects of two small 1997 acquisitions and the carryover impact of one 1996 acquisition, revenues declined 2% from the prior year. Sales in the original equipment market improved as vehicle production levels increased on existing vehicle platform contracts. Sales in the aftermarket were hampered by weak demand in most product lines. Temperature control product sales and remanufactured product lines declined due primarily to competitive price pressures. Wiper volume declined significantly in the first half of 1997 as more normal winter weather patterns were experienced in 1997 than in 1996.

     1998 vs. 1997 Segment Operating Earnings Excluding 1997 nonrecurring charges, the discontinued Automotive Products segment operating earnings from January 1, 1998 through October 9, 1998 were $143.7 million compared to $186.9 million for the 1997 fiscal year. In comparison to a comparable period in 1997, operating earnings were slightly lower in 1998 than the prior year. The exchange of the temperature control business for the brake business of Standard Motor Products had a significant impact on the comparability of operating earnings. The temperature control business typically had operating losses in the first and fourth quarter of each year with the majority of the operating earnings occurring in the second and third quarter. The comparability of the 1998 operating earnings to 1997 was also impacted by the increase in the allowance for doubtful accounts related to a customer that filed for bankruptcy in 1998 and the settlement of litigation matters.

     1997 vs. 1996 Segment Operating Earnings The discontinued Automotive Products segment operating earnings, excluding nonrecurring charges of $43.4 million in 1997 and $102.0 million in 1996, decreased 1% from the prior year. Segment operating earnings excluding nonrecurring charges were $186.9 million in 1997 as compared to $189.3 million in 1996. Without the impact of two acquisitions, operating earnings declined 2%. Excluding nonrecurring charges, return on revenues increased from 9.9% in 1996 to 10.0% in 1997. Lower sales volume in the domestic aftermarket for most chassis, temperature control and wiper products, coupled with competitor price pressures, and a weak European aftermarket for ignition products contributed to the earnings decline. Increased sales in the original equipment market, lower spending on promotional expenses and other costs and lower depreciation and amortization due to the 1996 write-down of brake assets provided a partial offset.

     1998 vs. 1997 Income from Discontinued Operations, Net of Taxes Income from discontinued operations, net of taxes, from January 1, 1998 through the October 9, 1998 sale date, was $87.1 million ($.76 per diluted share) compared to $84.6 million ($.69 per diluted share) for the 1997 fiscal year. Excluding nonrecurring charges of $26.9 million ($.22 per diluted share), income from discontinued operations, net of taxes, in 1997 was $111.5 million ($.91 per diluted share).

     1997 vs. 1996 Income from Discontinued Operations, Net of Taxes Income from discontinued operations, net of taxes, increased from $30.3 million in 1996 ($.25 per diluted share) to $84.6 million in 1997 ($.69 per diluted share). Excluding nonrecurring charges, income from discontinued operations, net of taxes, increased approximately 5%.

EARNINGS OUTLOOK

     The following sets forth Cooper's general business outlook for 1999, based on current expectations. The statements are forward-looking and actual results may differ materially. The comparative figures for 1999 include the effects of acquisitions made during 1998 and exclude 1998 nonrecurring items.

     Segment revenues are expected to increase by five to ten percent for the Electrical Products segment and approximately five percent for the Tools & Hardware segment. Cooper expects operating earnings for the Electrical Products segment to increase by five to ten percent. Operating earnings for the Tools & Hardware segment are expected to increase by zero to five percent.


     As discussed in the "Overview" section under "Impact of Automotive Products Segment Divestiture", Cooper anticipates that it will replace substantially all of the 1998 earnings per share contributed by the Automotive Products segment through the effects of the use of proceeds from the sale in 1998 to reduce debt and purchase Cooper Common stock.

     The above statements are forward-looking, and actual results may differ materially. The above statements are based on a number of assumptions, risks and uncertainties. The primary economic assumptions include, without limitation, (1) modest growth in the domestic economy; (2) a modest improvement in European markets; (3) a modest increase in construction spending worldwide; (4) no significant change in raw material costs; and (5) no significant adverse changes in the relationship of the U.S. dollar to the currencies of countries in which Cooper does business. The estimates also assume, without limitation, the successful completion of the implementation of business enterprise systems for the Company, no significant change in competitive conditions and such other risk factors as are discussed from time to time in Cooper's periodic filings with the Securities and Exchange Commission.

PRICING AND VOLUME

     In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

     It is Cooper's judgment that, excluding the year-to-year effects of acquisitions and divestitures, unit volume increased in the Electrical Products segment and decreased in the Tools & Hardware segment in 1998.

     During the three-year period ending in 1998, Cooper was unable to increase prices to fully offset cost increases in selected product offerings in both segments. Cooper has been able to control costs through manufacturing improvements and other actions during this period so that the inability to increase prices has not significantly affected profitability in the segments.

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

     In 1998, operating working capital, as reported in the Consolidated Balance Sheet, increased $97 million, driven by increases in receivables and inventories of $30 million and $49 million, respectively, and a $19 million decrease in accounts payable. Operating working capital turnover for 1998 declined to 5.0 turns from 5.3 turns in 1997. The decline in operating working capital turnover was due to the timing of accounts payable disbursements and a build up of inventories as a result of implementing new business systems. Excluding 1998 acquisition activity, the increase in operating working capital was driven primarily by the timing of accounts payable disbursements.

     In 1997, operating working capital increased $31 million. Excluding acquisitions consummated in December 1997, operating working capital decreased $18 million primarily as a result of a $46 million decrease in inventories offset by a $26 million decrease in accounts payable. Excluding the impact of the December 1997 acquisitions, operating working capital turns increased from
4.9 to 5.3 turns in 1997, an 8% improvement.

     In 1996, operating working capital decreased $68 million as a reduction in accounts receivable of $62 million accounted for the improvement. Operating working capital turns increased in excess of 10%.

  Cash Flows

     On October 9, 1998, Cooper completed the sale of its Automotive Products segment and received $1.9 billion in proceeds. The proceeds were utilized to purchase $1.0 billion in Common stock and repay $900 million in debt.

     Net cash provided by continuing operating activities in 1998 totaled $333 million as cash generated from earnings was more than sufficient to offset increases in operating working capital. These funds, along with the proceeds from the Automotive Products segment sale and cash received from the exercise of stock options of $42 million were used to fund acquisitions of $294 million, capital expenditures of $142 million, dividends of $149 million, acquisitions of treasury stock of $1,348 million and a net reduction in total debt of $347 million.

     Net cash provided by continuing operating activities in 1997 totaled $325 million. These funds, along with $216 million in proceeds from the sale of Kirsch, an increase in debt of $213 million (net of acquisition related assumed debt) and $74 million provided by discontinued operations were used to finance net cash outflows for acquisitions of $366 million, capital expenditures of $117 million, dividends of $157 million and purchases of Cooper's Common stock of $192 million.

     Net cash provided by continuing operating activities in 1996 totaled $350 million. The cash generated from continuing operating activities, $249 million provided from the sales of marketable equity securities and property, plant and equipment and $79 million provided by discontinued operations was utilized to finance net cash flows for acquisitions of $202 million, capital expenditures of $115 million, dividends of $143 million and debt reduction of $227 million.

     In connection with accounting for purchase business combinations, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. Cash flow from operating activities for each of the three years in the period ended December 31, 1998, is reduced by the amounts expended on the various accruals established in connection with each acquisition. At December 31, 1998, Cooper had accruals totaling $15.6 million related to these activities. Cooper spent $5.7 million, $4.9 million and $3.4 million in 1998, 1997 and 1996, respectively. See Note 7 of the Notes to Consolidated Financial Statements for further information.

  Debt

     During 1996, Cooper filed a shelf registration statement for $300 million of medium-term notes and issued $50 million of five-year notes. During 1998, Cooper issued the remaining $250 million of five-year notes at an average interest rate of 6.2% under the existing shelf registration statement. The issuance of additional notes will require the filing of a new registration statement.

     During 1997 Cooper called for redemption its 7.05% Convertible Subordinated Debentures. Cooper retired all $690 million of the debentures. Of these debentures, a total of $610 million was converted to approximately 14.8 million shares of Cooper Common stock and approximately $80 million was redeemed for cash.

     Cooper has targeted a 35% to 45% debt-to-capitalization ratio and intends to utilize cash flows to maintain a minimum debt-to-capitalization ratio of approximately 35% with excess cash utilized to purchase shares of Cooper's Common stock or fund acquisitions. The ratio of debt-to-total capitalization was 36.5%, 35.4% and 49.3% at year-end 1998, 1997 and 1996, respectively.


  Capital Expenditures and Commitments

     Capital expenditures on projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand product capacity were $142 million in 1998, $117 million in 1997 and $115 million in 1996. Projected capital expenditures for 1999 are anticipated to exceed 1998 expenditures by approximately 10%. The 1999 anticipated capital spending represents approximately 65% for various cost-reduction and capacity-maintenance projects, including machinery and equipment modernization and enhancement and computer hardware and software projects; 11% for capacity expansion; 5% related to environmental matters; and 19% for other items.

INTEREST RATE AND FOREIGN CURRENCY RISK

     Changes in interest rates and foreign currency exchange rates affect Cooper's earnings and cash flows. In countries where Cooper has significant investments and where practical, debt is either borrowed in the local functional currency or foreign currency forward contracts are entered into to, in effect, exchange U.S. dollar denominated debt into local functional currency debt. While the purpose of borrowing in local functional currencies is primarily driven by local tax considerations, it also reduces the cash flow risk as a significant portion of cash flows generated by the operations are utilized to pay interest and principal on the debt. The earnings risk is also reduced since interest expense is in the same currency as the operating earnings are generated.

     Cooper uses forward foreign currency exchange contracts to reduce the risk associated with changes in the exchange rates for firm commitments and anticipated sales or purchases where a product is manufactured or purchased in one country and sold or consumed in the manufacturing process in another country. Cooper's policy is to hedge firm commitments to eliminate this risk if natural hedges do not exist. Anticipated sales or purchases are hedged at the discretion of the operating businesses. Substantially all forward contracts expire within one year. At December 31, 1998, insignificant amounts of anticipated sales and purchases were hedged. Cooper believes that the effects of currency movements on the respective underlying hedged transactions offset any gain or loss on forward exchange contracts.

     The table below provides information about Cooper's financial instruments at December 31, 1998 that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates and weighted average interest rates for debt obligations.

                          1999      2000      2001      2002       2003      THEREAFTER     TOTAL
                          ----     ------     -----     -----     ------     ----------     ------
                                              (IN MILLIONS, WHERE APPLICABLE)
Long-term debt:
  Fixed rate............  $2.3     $  1.2     $51.1     $60.7     $153.2       $348.7       $617.2
  Average interest
     rate...............   6.3%       6.3%      6.4%      6.4%       6.5%         6.6%         6.4%
  Variable rate.........  $4.0     $100.5     $ 0.5     $ 0.5     $  0.9       $ 57.2       $163.6
  Average interest
     rate...............   5.3%       5.3%      5.4%      5.3%       5.3%         5.4%         5.3%

     The table below provides information about Cooper's foreign currency forward contracts in excess of $5 million at December 31, 1998. The contracts mature during 1999. The table presents the notional amounts and weighted average exchange rates. These notional amounts are used to calculate the contractual payments to be exchanged under the contracts. All amounts are presented in U.S. dollar equivalents.


                                                                           1999
                                                              -------------------------------
                                                              (IN MILLIONS, WHERE APPLICABLE)
U.S. Dollar Functional Currency
Buy German Deutschemark/Sell U.S. Dollars
  Notional amount...........................................              $ 132.2
  Average contract rate.....................................                  .61
Sell German Deutschemark/Buy U.S. Dollars
  Notional amount...........................................              $ 162.3
  Average contract rate.....................................                  .60
Buy Pounds Sterling/Sell U.S. Dollars
  Notional amount...........................................              $ 107.8
  Average contract rate.....................................                 1.65
Sell Pounds Sterling/Buy U.S. Dollars
  Notional amount...........................................              $ 175.3
  Average contract rate.....................................                 1.66
Canadian Dollar Functional Currency
Buy U.S. Dollars/Sell Canadian Dollars
  Notional amount...........................................              $  18.4
  Average contract rate.....................................                  .65
German Deutschemark Functional Currency
Sell Pounds Sterling/Buy German Deutschemark
  Notional amount...........................................              $   7.8
  Average contract rate.....................................                  .61

     The table below provides information about Cooper's financial instruments at December 31, 1997 that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates and weighted average interest rates for debt obligations.

                                       1998     1999     2000    2001    2002    THEREAFTER   TOTAL
                                       -----   ------   ------   -----   -----   ----------   ------
                                                      (IN MILLIONS, WHERE APPLICABLE)
Long-term debt:
  Fixed rate.........................  $57.8   $235.7(1) $  0.5  $50.4   $60.3     $250.0     $654.7
  Average interest rate..............    6.0%     6.5%     6.5%    6.6%    6.6%       6.7%       6.0%
  Variable rate......................  $ 0.5   $ 58.4   $545.4   $ 0.5   $ 0.5     $ 70.5     $675.8
  Average interest rate..............    5.8%     5.7%     5.6%    6.1%    6.1%       6.1%       5.8%

---------------

(1) Includes $235.2 of 6.0% DECS which are mandatorily exchangeable into shares of Wyman-Gordon common stock, or at Cooper's option, into cash in lieu of shares. Cooper delivered the Wyman-Gordon common stock upon redemption of the DECS in late 1998.

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


                                                                 1998                2000
                                                              -----------         -----------
                                                              (IN MILLIONS, WHERE APPLICABLE)
U.S. Dollar Functional Currency
Long-term debt denominated in German Deutschemark...........         --             $ 128.3
Average interest rate.......................................         --                 4.0%
Foreign currency exchange rate..............................         --                 .56
Forward Exchange Contracts:
Sell Pounds Sterling/Buy U.S. Dollars
  Notional amount...........................................    $ 175.3                  --
  Average contract rate.....................................       1.66                  --
Buy Australian Dollars/Sell U.S. Dollars
  Notional amount...........................................    $   7.2                  --
  Average contract rate.....................................        .67                  --
Buy Italian Lira/Sell U.S. Dollars
  Notional amount...........................................    $   5.4                  --
  Average contract rate.....................................     .00057                  --
Pounds Sterling Functional Currency
Forward Exchange Contracts:
Buy U.S. Dollars/Sell Pounds Sterling
  Notional amount...........................................    $   5.0                  --
  Average contract rate.....................................       1.63                  --

     See Note 16 of Notes to Consolidated Financial Statements for additional information regarding the fair value of Cooper's financial instruments.

                      RECENTLY ISSUED ACCOUNTING STANDARDS

     See Note 1 of Notes to Consolidated Financial Statements.

                              REPORT OF MANAGEMENT

     The management of Cooper Industries is responsible for the preparation, integrity and fair presentation of the accompanying Consolidated Financial Statements. Such Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management. Management also prepared the other information included in the 1999 Proxy Statement and is responsible for its accuracy and consistency with the Consolidated Financial Statements.

     The Consolidated Financial Statements have been audited by an independent accounting firm, Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of meetings of shareholders, the Board of Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate.

     Cooper maintains a system of internal control designed to provide reasonable assurance to Cooper's management and Board of Directors that assets are safeguarded against loss, transactions are authorized, executed and recorded in accordance with management's instructions, and accounting records are reliable for preparing published financial statements. The system of internal control includes: a documented organizational structure and division of responsibility; regular management review of financial performance and internal control activities; comprehensive written policies and procedures (including a code of conduct to foster a sound ethical climate) that are communicated throughout Cooper; and the careful selection, training and development of employees. Cooper's internal audit department monitors the operation of the internal control system and reports findings and recommendations to management and the Audit Committee of the Board of Directors. Prompt corrective action is taken to address control deficiencies and other opportunities for improving the internal control system.

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

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cooper Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Cooper Industries, Inc. as of December 31, 1998 and 1997, and the related consolidated income statements and statements of shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Industries, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                        /s/ Ernst & Young LLP

Houston, Texas
January 25, 1999

                            COOPER INDUSTRIES, INC.

                         CONSOLIDATED INCOME STATEMENTS

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 1998         1997         1996
                                                              ----------   ----------   ----------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................   $3,651.2     $3,415.6     $3,380.5

Cost of sales...............................................    2,447.1      2,281.6      2,275.5
Selling and administrative expenses.........................      616.4        580.5        595.2
Goodwill amortization.......................................       43.8         32.4         31.5
Nonrecurring gains..........................................     (135.2)       (93.0)      (150.4)
Nonrecurring charges........................................       53.6         40.5         15.9
Interest expense............................................      101.9         90.4        142.1
                                                               --------     --------     --------
  Income from continuing operations before income taxes.....      523.6        483.2        470.7
Income taxes................................................      187.7        173.2        185.6
                                                               --------     --------     --------
  Income from continuing operations.........................      335.9        310.0        285.1
Income from discontinued operations, net of income taxes....       87.1         84.6         30.3
                                                               --------     --------     --------
          Net income........................................   $  423.0     $  394.6     $  315.4
                                                               ========     ========     ========
Income per Common share
  Basic:
     Income from continuing operations......................   $   2.97     $   2.64     $   2.66
     Income from discontinued operations....................        .77          .72          .28
                                                               --------     --------     --------
          Net income........................................   $   3.74     $   3.36     $   2.94
                                                               ========     ========     ========
  Diluted:
     Income from continuing operations......................   $   2.93     $   2.57     $   2.52
     Income from discontinued operations....................        .76          .69          .25
                                                               --------     --------     --------
          Net income........................................   $   3.69     $   3.26     $   2.77
                                                               ========     ========     ========
Cash dividends per Common share.............................   $   1.32     $   1.32     $   1.32
                                                               ========     ========     ========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
                                                                 (IN MILLIONS)
                                      ASSETS
Cash and cash equivalents...................................  $   20.4    $   30.3
Receivables.................................................     626.4       596.4
Inventories.................................................     533.3       484.8
Deferred income taxes and other current assets..............     237.2       106.6
                                                              --------    --------
          Total current assets..............................   1,417.3     1,218.1
                                                              --------    --------
Net assets of discontinued operations.......................        --     1,973.7
Property, plant and equipment, less accumulated
  depreciation..............................................     710.5       673.3
Intangibles, less accumulated amortization..................   1,478.0     1,279.0
Investments in marketable equity securities.................        --       274.8
Deferred income taxes and other noncurrent assets...........     173.3        88.4
                                                              --------    --------
          Total assets......................................  $3,779.1    $5,507.3
                                                              ========    ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt.............................................  $  118.1    $  139.0
Accounts payable............................................     378.7       397.3
Accrued liabilities.........................................     467.6       426.8
Accrued income taxes........................................        --         5.5
Current maturities of long-term debt........................       6.3        58.3
                                                              --------    --------
          Total current liabilities.........................     970.7     1,026.9
                                                              --------    --------
Long-term debt..............................................     774.5     1,272.2
Postretirement benefits other than pensions.................     237.3       241.9
Deferred income taxes and other long-term liabilities.......     233.0       282.8
                                                              --------    --------
          Total liabilities.................................   2,215.5     2,823.8
                                                              --------    --------
Common stock, $5.00 par value...............................     615.0       615.0
Capital in excess of par value..............................     674.0       679.8
Retained earnings...........................................   1,790.0     1,514.5
Common stock held in treasury, at cost......................  (1,444.8)     (149.7)
Unearned employee stock ownership plan compensation.........     (40.6)      (66.5)
Accumulated other non-owner changes in equity...............     (30.0)       90.4
                                                              --------    --------
          Total shareholders' equity........................   1,563.6     2,683.5
                                                              --------    --------
          Total liabilities and shareholders' equity........  $3,779.1    $5,507.3
                                                              ========    ========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                                1998       1997      1996
                                                              ---------   -------   -------
                                                                      (IN MILLIONS)
Cash flows from operating activities:
  Net income................................................  $   423.0   $ 394.6   $ 315.4
  Less: income from discontinued operations.................      (87.1)    (84.6)    (30.3)
                                                              ---------   -------   -------
  Income from continuing operations.........................      335.9     310.0     285.1
  Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization..........................      137.5     122.0     132.7
     Deferred income taxes..................................       12.4      (6.6)    (59.8)
     Gain on sales of marketable equity securities and DECS
       exchange.............................................     (135.2)    (23.2)   (150.4)
     Gain on disposition of Kirsch..........................         --     (69.8)       --
     Changes in assets and liabilities:(1)
       Receivables..........................................        1.9     (40.6)     67.3
       Inventories..........................................      (31.1)    (17.6)     (2.1)
       Accounts payable and accrued liabilities.............       18.8      53.9      46.2
       Accrued income taxes.................................       (6.9)      3.1      (3.7)
       Other assets and liabilities, net....................       (0.4)     (6.5)     35.0
                                                              ---------   -------   -------
          Net cash provided by operating activities.........      332.9     324.7     350.3
                                                              ---------   -------   -------
Cash flows from investing activities:
  Proceeds from disposition of businesses...................    1,900.0     216.0       2.3
  Cash paid for acquired businesses.........................     (293.7)   (366.4)   (201.8)
  Capital expenditures......................................     (142.4)   (117.3)   (114.8)
  Purchase of TLG, plc common stock.........................      (42.4)       --        --
  Proceeds from sales of marketable equity securities.......       44.9        --     231.4
  Proceeds from sales of property, plant and equipment......        5.9       5.2      17.7
                                                              ---------   -------   -------
          Net cash provided by (used in) investing
            activities......................................    1,472.3    (262.5)    (65.2)
                                                              ---------   -------   -------
Cash flows from financing activities:
  Proceeds from issuances of debt...........................    1,220.7     564.7     316.0
  Repayments of debt........................................   (1,567.8)   (351.8)   (542.7)
  Acquisition of treasury shares............................   (1,348.1)   (191.5)       --
  Dividends.................................................     (148.8)   (157.4)   (142.6)
  Activity under employee stock plans and other.............       41.7      15.6       1.7
                                                              ---------   -------   -------
          Net cash used in financing activities.............   (1,802.3)   (120.4)   (367.6)
                                                              ---------   -------   -------
Cash provided by (used in) discontinued operations..........      (12.2)     74.2      78.5
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (0.6)     (1.8)      2.4
                                                              ---------   -------   -------
Increase (decrease) in cash and cash equivalents............       (9.9)     14.2      (1.6)
Cash and cash equivalents, beginning of year................       30.3      16.1      17.7
                                                              ---------   -------   -------
Cash and cash equivalents, end of year......................  $    20.4   $  30.3   $  16.1
                                                              =========   =======   =======

---------------

(1) Net of the effects of acquisitions, divestitures and translation.

     The Notes to Consolidated Financial Statements are an integral part of these statements. See Note 17 for information on noncash investing and financing activities.

                            COOPER INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                          UNEARNED
                                                     CAPITAL                              EMPLOYEE      ACCUMULATED
                                                    IN EXCESS                              STOCK         NON-OWNER
                                           COMMON    OF PAR     RETAINED   TREASURY    OWNERSHIP PLAN   CHANGES IN
                                           STOCK      VALUE     EARNINGS     STOCK      COMPENSATION      EQUITY       TOTAL
                                           ------   ---------   --------   ---------   --------------   -----------   --------
                                                                              (IN MILLIONS)
BALANCE DECEMBER 31, 1995................  $539.4    $141.6     $1,100.3   $      --      $(121.6)        $128.1      $1,787.8
                                                                                                                      --------
  Net income.............................                          315.4                                                 315.4
  Minimum pension liability adjustment...                                                                   (0.9)         (0.9)
  Translation adjustment.................                                                                    0.2           0.2
  Increase in unrealized gain on
    investments in marketable equity
    securities...........................                                                                   60.3          60.3
  Reclassification to realized gain......                                                                  (93.2)        (93.2)
                                                                                                                      --------
    Net income and other non-owner
       changes in equity.................                                                                                281.8
                                                                                                                      --------
  Common stock dividends.................                         (142.6)                                               (142.6)
  Stock issued under employee stock
    plans................................    0.5        4.4                                                                4.9
  Principal payments by ESOP.............                                                    28.7                         28.7
  Other activity.........................    0.3        4.1          2.2                                                   6.6
                                           ------    ------     --------   ---------      -------         ------      --------
BALANCE DECEMBER 31, 1996................  540.2      150.1      1,275.3          --        (92.9)          94.5       1,967.2
                                                                                                                      --------
  Net income.............................                          394.6                                                 394.6
  Minimum pension liability adjustment...                                                                   23.6          23.6
  Translation adjustment.................                                                                   (4.2)         (4.2)
  Decrease in unrealized gain on
    investments in marketable equity
    securities...........................                                                                   (9.1)         (9.1)
  Reclassification to realized gain......                                                                  (14.4)        (14.4)
                                                                                                                      --------
    Net income and other non-owner
       changes in equity.................                                                                                390.5
                                                                                                                      --------
  Common stock dividends.................                         (157.4)                                               (157.4)
  Conversion of 7.05% Convertible
    Subordinated debentures..............   73.9      536.3                                                              610.2
  Purchase of treasury shares............                                     (191.5)                                   (191.5)
  Stock issued under employee stock
    plans................................    0.7       (7.5)                    40.9                                      34.1
  Principal payments by ESOP.............                                                    26.4                         26.4
  Other activity.........................    0.2        0.9          2.0         0.9                                       4.0
                                           ------    ------     --------   ---------      -------         ------      --------
BALANCE DECEMBER 31, 1997................  615.0      679.8      1,514.5      (149.7)       (66.5)          90.4       2,683.5
                                                                                                                      --------
  Net income.............................                          423.0                                                 423.0
  Minimum pension liability adjustment...                                                                   (1.1)         (1.1)
  Translation adjustment.................                                                                   (8.4)         (8.4)
  Decrease in unrealized gain on
    investments in marketable equity
    securities...........................                                                                  (26.0)        (26.0)
  Reclassification to realized gain......                                                                  (84.9)        (84.9)
                                                                                                                      --------
    Net income and other non-owner
       changes in equity.................                                                                                302.6
                                                                                                                      --------
  Common stock dividends.................                         (148.8)                                               (148.8)
  Purchase of treasury shares............                                   (1,348.1)                                 (1,348.1)
  Stock issued under employee stock
    plans................................              (6.3)                    50.0                                      43.7
  Principal payments by ESOP.............                                                    25.9                         25.9
  Other activity.........................               0.5          1.3         3.0                                       4.8
                                           ------    ------     --------   ---------      -------         ------      --------
BALANCE DECEMBER 31, 1998................  $615.0    $674.0     $1,790.0   $(1,444.8)     $ (40.6)        $(30.0)     $1,563.6
                                           ======    ======     ========   =========      =======         ======      ========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The Consolidated Financial Statements include the accounts of Cooper and its majority-owned subsidiaries. Affiliated companies are accounted for on the equity method where Cooper owns more than 20% but less than 50% of the affiliate unless significant economic, political or contractual considerations indicate that the cost method is appropriate.

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

INVENTORIES: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 69% and 71% of inventories at December 31, 1998 and 1997, respectively, were carried on the last-in, first-out (LIFO) method. The remaining inventories, which are primarily located outside the United States, are carried on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to group asset accounts, which in general have the following lives: buildings -- 10 to 40 years; machinery and equipment -- 3 to 18 years; and tooling, dies, patterns and other -- 3 to 10 years.

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

INVESTMENTS IN MARKETABLE EQUITY SECURITIES: Marketable equity securities received or retained in connection with the divestiture of businesses were reflected as available-for-sale securities and stated at fair market value, with unrealized gains and losses, net of tax, reported as a component of shareholders' equity. The cost of securities sold was determined based on the specific identification method for purposes of recording realized gains and losses.

DERIVATIVE FINANCIAL INSTRUMENTS: On a recurring basis, foreign currency forward exchange contracts and commodity contracts are entered into to reduce risks of adverse changes in foreign exchange rates and commodity prices. All contracts are hedges of actual or anticipated transactions with the gain or loss on the contract recognized in the same period and in the same category of income or expense as the underlying hedged transaction. Cooper does not enter into speculative derivative transactions and only hedges anticipated transactions when there is a high probability the transactions will occur. Due to the short term of contracts and a restrictive policy, contract terminations or anticipated transactions that do not occur are rare and insignificant events which are accounted for through income in the period they occur. As discussed in Note 6, in December 1995, Cooper hedged its investment in marketable equity securities of Wyman-Gordon Company ("Wyman-Gordon"). Cooper currently is not a party to any interest rate swap agreements used to manage its interest rate risk. Cooper's policy is to recognize the interest rate differential to be received or paid over the lives of the interest rate swap as an adjustment to interest expense.

COMMON STOCK BASED COMPENSATION: Cooper follows the intrinsic value method of accounting for stock options and performance-based stock awards as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

ACCUMULATED OTHER NON-OWNER CHANGES IN EQUITY: Effective January 1, 1998, Cooper adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"). The adoption of this statement had no impact on net income or shareholders' equity. SFAS No. 130 requires the reporting of

                            COOPER INDUSTRIES, INC.

comprehensive income, which includes net income plus other non-owner changes in equity, including unrealized gains or losses on investments in marketable equity securities, the minimum pension liability adjustment and cumulative translation adjustment. Net income plus other non-owner changes in equity has been reported in the Consolidated Statements of Shareholders' Equity. Disclosures of the components of accumulated non-owner changes in equity are included in Note 11.

SEGMENT AND GEOGRAPHIC INFORMATION: Effective January 1, 1998, Cooper adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 changes the way segment information is presented from an industry segment approach to a management approach. Under the management approach, segments are determined based on the operations regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. SFAS 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 did not affect results of operations or financial position, but did result in revised segment information disclosures (See Note 15).

INTERNAL USE SOFTWARE: In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 requires companies to capitalize qualifying computer software costs incurred during the application development stage. SOP 98-1 is effective for fiscal years beginning after December 15, 1998 and permits early adoption. Cooper adopted SOP 98-1 in the first quarter of 1998. The adoption had no impact on net income as Cooper's policy was consistent with the requirements of this statement.

START-UP ACTIVITIES: In April 1998, the AICPA issued Statement of Position 98-5, Reporting on the Costs of Start-up Activities ("SOP 98-5"). SOP 98-5 requires that all costs of start-up activities be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 and permits early adoption. Cooper adopted this standard in the second quarter of 1998. The adoption had no impact on net income as Cooper's policies are consistent with this statement.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities("SFAS No. 133"). SFAS No. 133 requires that all derivatives be recognized as assets and liabilities and measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and early adoption is permitted. Cooper is currently evaluating the effects of the new standard. Cooper does not anticipate that the new standard will have an impact on net income. However, the new standard requirement to mark to market certain of Cooper's financial instruments utilized to hedge currency and commodity price risks will result in fluctuations in the fair value being included in shareholders' equity, net of tax. Due to Cooper's policies regarding financial instruments, it is not likely that the adoption of the new standard will have a significant effect on Cooper's Consolidated Balance Sheets.

NOTE 2: NONRECURRING ITEMS AND UNUSUAL ITEMS

     During the past three years Cooper has been transitioning into a business focused on higher growth and less volatile businesses concentrated in electrical products and tools and hardware. In 1995, Cooper divested the remaining businesses comprising its former Petroleum and Industrial Equipment segment through an exchange offer with shareholders for common stock of Cooper Cameron Corporation ("Cooper Cameron"). On May 30, 1997, Cooper completed the sale of its Kirsch window treatment division, a business that was underperforming and did not fit with the core electrical products and tools and hardware businesses. On October 9, 1998, Cooper completed the sale of its Automotive Products segment (Note 19). In addition, over the past three years, Cooper has been realigning its product lines and operations and positioning itself to compete more efficiently in the global markets.

     Cooper retained minority interests in the common stock of Belden, Inc. from the initial public offering in 1993 and Cooper Cameron from the 1995 exchange. In 1994, Cooper sold its Cameron Forged Products business to

                            COOPER INDUSTRIES, INC.

Wyman-Gordon Corporation ("Wyman-Gordon") and received Wyman-Gordon common stock as part of the consideration. In 1995, the Wyman-Gordon common stock was monitized through the issuance of DECS(SM) (Debt Exchangeable for Common Stock) (Note 6). Cooper realized gains from the sale of Cooper's marketable equity securities of Belden, Cooper Cameron and Wyman-Gordon, the DECS monitization, and the sale of Kirsch over the past three years.

     In 1998, Cooper also initiated an acquisition of TLG, plc. The acquisition was not consummated as Cooper could not justify exceeding an offer made by another company. However, Cooper realized a gain from the sale of common stock it had acquired at its offer price (Note 3).

     The gains before income taxes that Cooper recognized during the three years ended December 31, 1998 are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                               1998    1997     1996
                                                              ------   -----   ------
                                                                   (IN MILLIONS)
DECS(SM) and Wyman-Gordon common stock......................  $132.7   $23.2   $   --
TLG, plc common stock.......................................     2.5      --       --
Sale of Kirsch..............................................      --    69.8       --
Belden and Cooper Cameron common stock......................      --      --    150.4
                                                              ------   -----   ------
                                                              $135.2   $93.0   $150.4
                                                              ======   =====   ======

     In 1998, Cooper recorded a charge of $53.6 million for nonrecurring and unusual items. The nonrecurring and unusual items consist of $26.4 million in severance, $11.1 million for impairment of the assets of two product lines and $16.1 million of other charges, including facility exit costs.

     During the fourth quarter of 1998, Cooper completed its formal annual review of each of its operations and developed plans to strengthen the competitiveness and efficiencies of each operation. In addition to the specific plans for actions of each operation committed to by management during the fourth quarter, Cooper also initiated and announced a voluntary and involuntary severance program. Cooper has a formal written severance policy for salaried personnel, and in certain operations, contractual severance obligations for hourly personnel. While both the voluntary and involuntary severance programs were announced in 1998, the amount that could be accrued in 1998 was limited to severance relating to personnel actually severed in the fourth quarter and the severance provided by established written policies. Cooper accrued a total of $26.4 million in severance in the fourth quarter of 1998. Excluding positions that will be eliminated but are not included in the severance accrual, a total of 1,759 positions will be eliminated across Cooper. At December 31, 1998, a total of 124 positions had been eliminated. At December 31, 1998, a total of $25.4 million of the $26.4 million severance accrual remained to be expended. Additional severance related to the voluntary program and additional severance as the shut down or downsizing of plants and other facilities and other actions are announced will be incurred.

     In the fourth quarter of 1998, Cooper also recorded a charge of $11.1 million for impairment of the assets of two electrical product lines. Market conditions, including increased competition from imports, had reduced the profitability of both of these product lines to negative amounts. Due to the inability to recover the investments on an undiscounted cash flow basis, the long-lived assets were written down to the greater of the discounted cash flows or the fair market value. Cooper also recorded $16.1 million in other charges, including facility exit costs. At December 31, 1998, a total of $7.8 million of the $16.1 million charge remained to be expended. In addition to hourly and certain voluntary and involuntary salaried severance, considerable facility exit costs cannot be accrued until the closing of a facility is announced and the costs are incurred. The charges in 1998 when combined with the nonrecurring gains result in a net $53.0 million after income taxes ($.46 per diluted common share) of nonrecurring and unusual items included in income from continuing operations.

     In 1997, Cooper incurred charges of $40.5 million for actions management committed to during the period after concluding an evaluation of geographic manufacturing and distribution facilities within the Tools & Hardware segment and information systems relating to year 2000 compliance efforts. The 1997 charges include impairment in the carrying value of assets and abandonment of assets of $24.2 million and accruals for continuing obligations for

                            COOPER INDUSTRIES, INC.

replaced systems and facility consolidations of $16.3 million. The nonrecurring gains in 1997, combined with nonrecurring charges and a $6.1 million income tax benefit related to the settlements of certain state income tax matters (See Note
12), resulted in a net nonrecurring gain of $39.1 million after income taxes ($.32 per diluted share) being included in income from continuing operations.

     Cooper began consolidating certain international manufacturing and distribution facilities in the Tools & Hardware segment during 1997. Adjustments to the carrying value of assets and accruals were recorded for projects committed to by management. Severance and certain other costs related to projects committed to by management were not expensed until the affected employees were notified and the costs incurred. A majority of the consolidations were announced and such costs were accrued and expensed during 1997.

     During 1997, Cooper also assessed the ability of existing information system capabilities to function at the turn of the century. Three of Cooper's seven divisions implemented new enterprise systems with the remaining divisions modifying or replacing existing software. Where possible, businesses have abandoned home-grown or highly customized applications with purchased, year 2000 compliant replacements or upgrades. In some situations, operations within a business abandoned existing software and migrated to consolidated hardware and software that is year 2000 compliant. Where these solutions were not possible, businesses either contracted with third parties or committed internal resources to ensure that all major systems are year 2000 compliant. Of the 1997 total charge, $28.5 million related to the adjustment in the carrying value of abandoned hardware and software and liabilities related to hardware and software.

     Cooper incurred nonrecurring charges totaling $15.9 million before income taxes during 1996. A total of $3.0 million was incurred primarily related to a write-down of property and equipment at a facility; $2.0 million in legal and other costs related to sales of imported mini blinds containing lead paint; and $10.9 million of corporate costs primarily related to environmental litigation. The nonrecurring charges of $15.9 million did not affect future earnings, and expenditures beyond 1996 were nominal. Nonrecurring gains combined with nonrecurring charges in 1996 resulted in a net nonrecurring gain of $83.4 million after income taxes ($.67 per diluted share) being included in income from continuing operations.

NOTE 3: ACQUISITIONS AND DIVESTITURES

     In 1998, Cooper completed one large acquisition, ten small product-line acquisitions and the divestiture of the Automotive Products segment. Seven acquisitions were in the Tools & Hardware segment and four were in the Electrical Products segment. In March 1998, the Company acquired INTOOL for a total cost of $227.2 million. INTOOL manufactures and sells pneumatic and electric assembly tools, precision-drilling equipment, fastening systems and portable and fixed mounted tools used in industrial, automotive, aerospace and energy markets. The ten small product line acquisitions had an aggregate cost of $67.6 million. A total of $235.2 million in goodwill was recorded, on a preliminary basis, with respect to the acquisitions. On October 9, 1998, Cooper completed the sale of its Automotive Products segment for $1.9 billion (See Note
19).

     On September 4, 1998, Cooper announced its offer to acquire TLG, plc in a transaction valued at approximately $535 million. On September 28, 1998, Cooper announced that its offer to acquire TLG, plc had expired and would not be extended due to a rival bid made to acquire TLG, plc for approximately $585 million. During the third quarter of 1998, Cooper acquired common stock of TLG, plc for $42.4 million. The common stock was tendered to the rival bidder in October 1998. Cooper realized a gain of approximately $1.6 million after income taxes in the fourth quarter of 1998 from the sale of the common stock.

     In 1997, Cooper completed one large acquisition, five small product-line acquisitions and the divestiture of Kirsch. In December 1997, Cooper acquired Menvier-Swain Group plc ("Menvier") for a total cost of approximately $274.5 million. Menvier manufactures and markets emergency lighting, fire detection and security systems, primarily in Europe. The five small product line acquisitions had an aggregate cost of $164.1 million. A total of $343.8 million of goodwill was recorded with respect to the acquisitions. All acquisitions were in the Electrical Products segment. On May 30, 1997, Cooper completed the sale of its Kirsch window treatment division for $216 million. For the five months ended May 30, 1997, and the year ended December 31, 1996, Kirsch had

                            COOPER INDUSTRIES, INC.

revenues of $97.4 million and $252.9 million, and operating earnings of $4.8 million and $20.0 million (net of $2.0 million in nonrecurring charges), respectively. Kirsch was part of the Tools & Hardware segment.

     In 1996, Cooper completed five small product-line acquisitions and one small divestiture. The total cost of the acquisitions was approximately $43.3 million. A total of $38.1 million of goodwill was recorded with respect to the acquisitions. Three acquisitions and the divestiture were in the Electrical Products segment and two acquisitions were in the Tools & Hardware segment.

     The acquisitions have been accounted for as purchases and the results of the acquisitions are included in Cooper's consolidated income statements since the respective acquisition dates.

NOTE 4: INVENTORIES

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998         1997
                                                              ---------    --------
                                                                  (IN MILLIONS)
Raw materials...............................................  $   213.4    $  192.5
Work-in-process.............................................      114.7       119.2
Finished goods..............................................      275.6       246.8
Perishable tooling and supplies.............................       21.0        18.6
                                                              ---------    --------
                                                                  624.7       577.1
Excess of current standard costs over LIFO costs............      (91.4)      (92.3)
                                                              ---------    --------
          Net inventories...................................  $   533.3    $  484.8
                                                              =========    ========


NOTE 5: PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998         1997
                                                              ---------    --------
                                                                  (IN MILLIONS)
Property, plant and equipment:
  Land and land improvements................................  $    56.7    $   49.9
  Buildings.................................................      367.3       348.5
  Machinery and equipment...................................      716.3       707.8
  Tooling, dies and patterns................................      151.8       131.4
  All other.................................................      227.7       182.2
  Construction in progress..................................      110.0        79.5
                                                              ---------    --------
                                                                1,629.8     1,499.3
  Accumulated depreciation..................................     (919.3)     (826.0)
                                                              ---------    --------
                                                              $   710.5    $  673.3
                                                              =========    ========

Intangibles:
  Goodwill..................................................  $ 1,830.4    $1,589.3
  Other.....................................................       12.6        11.4
                                                              ---------    --------
                                                                1,843.0     1,600.7
  Accumulated amortization..................................     (365.0)     (321.7)
                                                              ---------    --------
                                                              $ 1,478.0    $1,279.0
                                                              =========    ========

NOTE 6: INVESTMENTS IN MARKETABLE EQUITY SECURITIES

     At December 31, 1998, Cooper did not hold any investments in marketable equity securities. At December 31, 1997, Cooper's investment in marketable equity securities consisted of its investment in Wyman-Gordon common stock. In December 1995, Cooper issued 16.5 million DECS at $13.50 which, at maturity, were mandatorily

                            COOPER INDUSTRIES, INC.

exchangeable into shares of Wyman-Gordon common stock or, at Cooper's option, into cash in lieu of shares. During 1997, Cooper exchanged a portion of the DECS for Wyman-Gordon common stock and realized a gain of $23.2 million ($14.4 million after income taxes). The remaining DECS were exchanged for Wyman-Gordon common stock upon redemption in December 1998 resulting in a realized gain of $132.7 million ($84.9 million after income taxes).

     The DECS were a hedge of Cooper's investment in Wyman-Gordon common stock. Prior to redemption, the unrealized gain on the investment in Wyman-Gordon common stock was included in shareholders' equity as an unrealized gain on investments in marketable equity securities, net of tax. At December 31, 1997, Cooper's long-term debt included an increase in the market value of Wyman-Gordon common stock related to the DECS of $47.9 million. The offset to the debt increase, net of tax, decreased the unrealized gain on investments in marketable equity securities included in shareholders' equity.

     The aggregate fair value of the marketable equity securities was $274.8 million and $367.1 million at December 31, 1997 and 1996, respectively. Gross unrealized gains on investments in marketable equity securities were $218.5 million ($170.6 million, net of the increase in the fair market value of the DECS) and $300.8 million ($207.1 million, net of the increase in the fair market value of the DECS) at December 31, 1997 and 1996, respectively. During 1996, Cooper sold its remaining Belden Inc. and Cooper Cameron common stock for proceeds of $231.4 million, resulting in realized gains of $150.4 million.

NOTE 7: ACCRUED LIABILITIES

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
                                                               (IN MILLIONS)
Salaries, wages and employee benefit plans..................  $187.7    $188.2
Product and environmental liability accruals................    61.8      66.1
Commissions and customer incentives.........................    32.1      26.7
Facility integration of acquired businesses.................    15.6       6.2
Other (individual items less than 5% of total current
  liabilities)..............................................   170.4     139.6
                                                              ------    ------
                                                              $467.6    $426.8
                                                              ======    ======

     At December 31, 1998, Cooper had accruals of $26.2 million with respect to potential product liability claims and $75.2 million with respect to potential environmental liabilities, including $39.6 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

     The product liability accrual consists of $5.8 million of known claims with respect to ongoing operations, $15.1 million of known claims for previously divested operations and $5.3 million which represents an estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper has insurance coverage for individual 1998 claims above $3.0 million. Insurance levels have varied from year to year.

     Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $23.1 million related to sites owned by Cooper and $52.1 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a contributor. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties.

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

                            COOPER INDUSTRIES, INC.

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

     In connection with acquisitions accounted for using the purchase method of accounting, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. Significant accruals include plant shut-down and realignment costs. The following table summarizes the accrual balances and activity during each of the last three years:

                                                              1998    1997    1996
                                                              -----   -----   -----
                                                                  (IN MILLIONS)
ACTIVITY DURING EACH YEAR:
Balance, beginning of year..................................  $ 6.2   $14.8   $ 8.8
Spending....................................................   (5.7)   (4.9)   (3.4)
Kirsch disposition..........................................     --    (0.4)     --
Reclassifications...........................................     --    (4.0)    0.1
Acquisitions -- initial allocation..........................    9.9     1.4     4.1
Acquisitions -- final allocation adjustment.................    5.2    (0.1)    4.9
Translation.................................................     --    (0.6)    0.3
                                                              -----   -----   -----
Balance, end of year........................................  $15.6   $ 6.2   $14.8
                                                              =====   =====   =====
BALANCE BY CATEGORY OF ACCRUAL:
Plant shut-down and realignment.............................  $13.4   $ 5.8   $12.0
Facility relocations and severance..........................    0.1     0.4     0.1
Other realignment and integration...........................    2.1      --     2.7
                                                              -----   -----   -----
                                                              $15.6   $ 6.2   $14.8
                                                              =====   =====   =====

     Plant shut-down and realignment includes the costs to terminate personnel, shut down the facilities, terminate leases and similar costs. The spending related primarily to downsizing and consolidating facilities. Facility relocations and severance includes costs to consolidate sales and marketing operations of the acquired companies into Cooper operations, termination costs of redundant personnel and shut-down costs of redundant warehouses and the acquired companies' headquarters. Other realignment and integration costs includes costs to liquidate joint ventures, exit product lines and miscellaneous costs.

     During the three years ended December 31, 1998, accruals reversed to income were insignificant. Reclassifications in 1997 were related to lease obligations on closed facilities reclassified to other accrued liabilities. The 1998 acquisitions -- initial allocation amount primarily relates to the INTOOL acquisition. Acquisitions-final allocation adjustment represents adjustments to goodwill for finalization of the purchase price allocations recorded in the previous year. The 1998 acquisitions -- final allocation adjustment is due to the acquisition of Menvier in December 1997. The 1996 acquisitions -- final allocation adjustment is related to the acquisition of CEAG on the last business day of 1995. The Menvier and CEAG acquisitions had insignificant accruals for terminations and no significant individual exit plan costs were accrued. Substantially all spending related to these accruals represented cash outlays by Cooper.

                            COOPER INDUSTRIES, INC.

NOTE 8: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              ------   --------
                                                                (IN MILLIONS)
5.6%* commercial paper maturing at various dates through
  January 1999..............................................  $100.0   $  400.0
6.41%-6.97% second series medium-term notes, due through
  2010......................................................   302.1      357.6
5.72%-6.45% third series medium-term notes, due through
  2008......................................................   300.0       50.0
6.0% exchangeable notes (DECS)..............................      --      235.2
3.98% Deutschemark denominated bank loan....................      --      128.3
6.41%* Pound Sterling bank loans and notes payable maturing
  at various dates through 2005.............................    29.3       88.2
5.17%* floating-rate ESOP notes, due 1999...................     3.5       16.0
Other.......................................................    45.9       55.2
                                                              ------   --------
                                                               780.8    1,330.5
Current maturities..........................................    (6.3)     (58.3)
                                                              ------   --------
Long-term portion...........................................  $774.5   $1,272.2
                                                              ======   ========

---------------

* Weighted average interest rates at December 31, 1998. The weighted average interest rates on commercial paper, Pound Sterling bank loans and notes and ESOP notes were, 6.5%, 7.2% and 5.5%, respectively, at December 31, 1997.

     Cooper has U.S. committed credit facilities of $685 million that expire in 2000, and $315 million that expire in 1999.

     At December 31, 1998, Cooper had $866.1 million of its $1.0 billion U.S. committed credit facilities available, after considering commercial paper backup. At December 31, 1997, $551.7 million of its total $1.15 billion U.S. committed credit facilities was available after considering commercial paper backup. The agreements for the credit facilities require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt to total capitalization ratio.

     Interest rates on Cooper's commercial paper and U.S. bank loans were generally 2.8% below the U.S. prime rate during 1998 and 1997, respectively. Total interest paid during 1998, 1997 and 1996 was $100 million, $107 million and $141 million, respectively.

     Commercial paper of $100 million and $400 million was reclassified to long-term debt at December 31, 1998 and 1997, respectively, reflecting Cooper's intention to refinance these amounts during the twelve-month period following the balance sheet date through either continued short-term borrowing or utilization of available credit facilities. No debt or interest expense has been allocated to discontinued operations.

     In December 1995, Cooper issued $222.8 million of three-year 6% Exchangeable Notes (DECS). The notes were mandatorily exchangeable into shares of Wyman-Gordon common stock owned by Cooper or, at Cooper's option, into cash in lieu of shares. During 1997, Cooper exchanged a portion of the DECS ($33.8 million) for Wyman-Gordon common stock (See Note 6). The remaining DECS were redeemed for shares of Wyman-Gordon common stock in December 1998. At December 31, 1997, Cooper's long-term debt included $47.9 million, which represented the increase in the market value of the Wyman-Gordon common stock exchangeable into the DECS. The offset to the debt increase, net of tax, decreased the unrealized gain on investments in marketable equity securities, both of which were included in shareholders' equity.

     During 1998, Cooper issued $250 million of five-year medium term notes at an average interest rate of 6.17% under an existing shelf registration statement. At December 31, 1998, all notes registered under the shelf registration statement had been issued.

     The floating-rate ESOP notes are indebtedness of Cooper's ESOP. Cooper has guaranteed the payment of the ESOP notes; accordingly, the notes are reported as Cooper's debt (See Note 14).

                            COOPER INDUSTRIES, INC.

     Effective January 1, 1995, Cooper exchanged all of the outstanding $1.60 Convertible Exchangeable Preferred Stock for $691.2 million of 7.05% Convertible Subordinated Debentures due 2015 and $3.8 million in cash related to fractional shares. During 1997, Cooper redeemed the outstanding debentures with a total of $610 million converting to approximately 14.8 million shares of Cooper Common stock and approximately $80 million being redeemed for cash.

     Maturities of long-term debt for the five years subsequent to December 31, 1998 are $6.3 million, $101.7 million, $51.6 million, $61.2 million and $154.1 million, respectively. The future net minimum lease payments under capital leases and obligations under operating leases are not significant.

NOTE 9: COMMON AND PREFERRED STOCK

COMMON STOCK

     At December 31, 1998, 1997 and 1996, 250,000,000 shares of Common stock were authorized of which 94,248,751 and 120,161,446 and 108,038,851 shares were issued and outstanding at December 31, 1998, 1997 and 1996, respectively. During the year ended December 31, 1998, Cooper purchased 26,891,548 shares as treasury stock at an average price of $50.13 per share and 926,770 shares were issued in connection with employee stock plans. During 1997, Cooper issued 14,785,831 shares in exchange for the redemption of the 7.05% Convertible Subordinated Debentures (See Note 8). During the year ended December 31, 1997, Cooper purchased 3,645,017 shares as treasury stock at an average price of $52.54 per share and 813,387 of these shares were reissued in connection with employee stock plans. At December 31, 1998, Cooper had 12,286,218 shares reserved for the Dividend Reinvestment Plan, grants and exercises of stock options, performance-based stock awards and subscriptions under the Employee Stock Purchase Plan and other plans.

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

PREFERRED STOCK

     At December 31, 1998 and 1997, Cooper was authorized to issue 1,340,750 shares of Preferred stock with no par value, 10,000,000 shares of $2.00 par value Preferred stock and 2,821,079 shares of $1.00 par value Preferred stock. At December 31, 1998 and 1997, no Preferred shares were issued or outstanding.

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

     Cooper follows the intrinsic value method of accounting for stock options and performance-based stock awards as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no compensation expense is recognized under Cooper's fixed stock option plans or Employee Stock Purchase Plan. Compensation expense of $6.6 million, $8.2 million and $7.1 million was recognized in the consolidated income statements during 1998, 1997 and 1996, respectively for the performance-

                            COOPER INDUSTRIES, INC.

based stock awards. If compensation expense for stock options and performance-based stock awards granted under Cooper's stock-based compensation plans was recognized using the alternative fair value method of accounting under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, net income and earnings per share would have decreased by approximately 1.6% in 1998 and 1.2% in 1997 and 1996. The fair value was estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 2.3%, 2.8% and 3.2%, expected volatility of 22.2%, 20.1% and 20.3%, risk free interest rates of 5.6%, 6.4% and 6.1% and expected lives of 7 years in both 1998 and 1997 and 6 years in 1996.

     A summary of the status of Cooper's fixed stock option plans for officers and employees as of December 31, 1998 and activity during the three years ended December 31, 1998 is presented below:

                                             1998                    1997                   1996
                                     ---------------------   --------------------   --------------------
                                                  WEIGHTED               WEIGHTED               WEIGHTED
                                                  AVERAGE                AVERAGE                AVERAGE
                                                  EXERCISE               EXERCISE               EXERCISE
                                       SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                     ----------   --------   ---------   --------   ---------   --------
Outstanding at beginning of year...   3,113,077    $43.55    3,189,083    $44.05    2,748,219    $46.48
Granted............................     968,200    $56.63      974,900    $45.06    1,044,000    $39.06
Exercised..........................  (1,075,905)   $45.00     (491,165)   $41.67      (12,679)   $39.06
Canceled...........................    (861,268)   $49.02     (559,741)   $50.68     (590,457)   $46.68
                                     ----------              ---------              ---------
Outstanding at end of year.........   2,144,104    $46.52    3,113,077    $43.55    3,189,083    $44.05
                                     ==========              =========              =========
Options exercisable at end of
  year.............................     782,509              1,361,573              1,571,842
Options available for grant at end
  of year..........................   4,264,190              4,706,406              5,760,467

                 OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
------------------------------------------------------   ----------------------
                                 WEIGHTED
                    SHARES        AVERAGE     WEIGHTED     SHARES      WEIGHTED
                  OUTSTANDING    REMAINING    AVERAGE    EXERCISABLE   AVERAGE
   RANGE OF           AT        CONTRACTUAL   EXERCISE       AT        EXERCISE
EXERCISE PRICES    12/31/98        LIFE        PRICE      12/31/98      PRICE
---------------   -----------   -----------   --------   -----------   --------
    $39.06           827,378        6.2        $39.06      602,163      $39.06
$45.06 - $56.63..  1,316,726        8.8        $51.22      180,346      $45.06
                   ---------                               -------
                   2,144,104                               782,509
                   =========                               =======

     During 1998, options to purchase 11,000 shares of Common stock were granted to nonemployee directors at an exercise price of $63.78 and options for 4,000 shares were exercised at $24.00 per share. During 1997, options to purchase 9,000 shares of Common stock were granted to nonemployee directors at an exercise price of $45.44 and options for 6,000 shares were exercised at $27.13 per share. During 1996, options to purchase 9,000 shares of Common stock were granted to nonemployee directors at an exercise price of $42.13 and options for 8,000 shares were exercised at $27.00 per share. At December 31, 1998, options under the director plans for 8,000 Common shares were exercisable at $14.69 to $17.31 per share, and 159,400 shares were reserved for future grants.

EMPLOYEE STOCK PURCHASE PLAN

     Participants in the Employee Stock Purchase Plan receive an option to purchase Common stock at a price that is the lesser of 90% of the market value on the offering date or 100% of the market value on the purchase date. On September 8, 1997, a total of 575,135 shares were sold to employees at $35.33 per share. At December 31, 1998, subscriptions for 402,739 shares of Common stock were outstanding at $45.68 per share or, if lower, the average market price on September 10, 1999, which is the purchase date. At December 31, 1998, an aggregate of 3,042,973 shares of Common stock were reserved for future issuance.

                            COOPER INDUSTRIES, INC.

NOTE 11: ACCUMULATED NON-OWNER CHANGES IN EQUITY

                                                      MINIMUM    UNREALIZED    CUMULATIVE
                                                      PENSION      GAIN ON     TRANSLATION
                                                     LIABILITY   INVESTMENTS   ADJUSTMENT     TOTAL
                                                     ---------   -----------   -----------   -------
                                                                      (IN MILLIONS)
Balance December 31, 1995..........................    $(25.5)     $ 167.3       $(13.7)     $ 128.1
Current year other non-owner changes in equity.....      (0.9)       (32.9)         0.2        (33.6)
                                                       ------      -------       ------      -------
Balance December 31,1996...........................     (26.4)       134.4        (13.5)        94.5
Current year other non-owner changes in equity.....      23.6        (23.5)        (4.2)        (4.1)
                                                       ------      -------       ------      -------
Balance December 31, 1997..........................      (2.8)       110.9        (17.7)        90.4
Current year other non-owner changes in equity.....      (1.1)      (110.9)        (8.4)      (120.4)
                                                       ------      -------       ------      -------
Balance December 31, 1998..........................    $ (3.9)     $    --       $(26.1)     $ (30.0)
                                                       ======      =======       ======      =======

                                        1998                           1997                           1996
                            -----------------------------   ---------------------------   ----------------------------
                            BEFORE       TAX                BEFORE      TAX               BEFORE       TAX
                              TAX     (EXPENSE)     NET      TAX     (EXPENSE)    NET       TAX     (EXPENSE)    NET
                            AMOUNT     BENEFIT    AMOUNT    AMOUNT    BENEFIT    AMOUNT   AMOUNT     BENEFIT    AMOUNT
                            -------   ---------   -------   ------   ---------   ------   -------   ---------   ------
                                                                  (IN MILLIONS)
Minimum pension liability
  adjustment..............  $ (1.8)     $ 0.7     $ (1.1)   $39.3     $(15.7)    $23.6    $ (1.5)    $  0.6     $ (0.9)
                            -------     -----     -------   ------    ------     ------   -------    ------     ------
Increase (decrease) in
  unrealized gain during
  the year................   (40.6)      14.6      (26.0)   (14.7)       5.6      (9.1)     92.8      (32.5)      60.3
Less reclassification
  adjustment for realized
  gains...................  (132.7)      47.8      (84.9)   (23.2)       8.8     (14.4)   (150.4)      57.2      (93.2)
                            -------     -----     -------   ------    ------     ------   -------    ------     ------
Net unrealized gain on
  investments.............  (173.3)      62.4     (110.9)   (37.9)      14.4     (23.5)    (57.6)      24.7      (32.9)
                            -------     -----     -------   ------    ------     ------   -------    ------     ------
Translation adjustment....   (12.9)       4.5       (8.4)    (6.4)       2.2      (4.2)      0.2         --        0.2
                            -------     -----     -------   ------    ------     ------   -------    ------     ------
Other non-owner changes in
  equity..................  $(188.0)    $67.6     $(120.4)  $(5.0)    $  0.9     $(4.1)   $(58.9)    $ 25.3     $(33.6)
                            =======     =====     =======   ======    ======     ======   =======    ======     ======

                            COOPER INDUSTRIES, INC.

NOTE 12: INCOME TAXES

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
                                                              (IN MILLIONS, EXCEPT FOR
                                                                    PERCENTAGES)
Components of income from continuing operations before
  income taxes:
  U.S. operations...........................................  $404.8   $405.5   $382.0
  Foreign operations........................................   118.8     77.7     88.7
                                                              ------   ------   ------
          Income from continuing operations before income
            taxes...........................................  $523.6   $483.2   $470.7
                                                              ======   ======   ======
Components of income tax expense:
  Current:
     U.S. Federal...........................................  $122.8   $131.0   $181.3
     U.S. state and local...................................    18.1     16.0     37.2
     Foreign................................................    34.4     32.8     26.9
                                                              ------   ------   ------
                                                               175.3    179.8    245.4
                                                              ------   ------   ------
Deferred:
     U.S. Federal...........................................    11.0     (4.5)   (54.2)
     U.S. state and local...................................    (2.7)    (0.6)   (14.0)
     Foreign................................................     4.1     (1.5)     8.4
                                                              ------   ------   ------
                                                                12.4     (6.6)   (59.8)
                                                              ------   ------   ------
          Income tax expense................................  $187.7   $173.2   $185.6
                                                              ======   ======   ======
Total income taxes paid.....................................  $184.4   $211.4   $155.0
                                                              ======   ======   ======
Effective tax rate reconciliation:
  U.S. Federal statutory rate...............................    35.0%    35.0%    35.0%
  State and local income taxes..............................     1.7      1.8      2.9
  Foreign statutory rate differential.......................    (0.5)    (1.0)      --
  Nondeductible goodwill....................................     2.2      2.3      2.4
  State tax settlements(1)..................................      --     (1.3)      --
  Foreign Sales Corporation.................................    (1.0)    (0.8)    (0.3)
  Tax credits...............................................    (0.8)    (1.0)    (0.2)
  Other.....................................................    (0.8)     0.8     (0.4)
                                                              ------   ------   ------
          Effective tax rate attributable to continuing
            operations......................................    35.8%    35.8%    39.4%
                                                              ======   ======   ======

---------------

(1) During 1997, Cooper settled several state income tax matters and recognized a $6.1 million benefit in its income tax provision.

                            COOPER INDUSTRIES, INC.

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
                                                                (IN MILLIONS)
Components of deferred tax liabilities and assets:
  Deferred tax liabilities:
     Property, plant and equipment and intangibles..........  $ (64.6)  $ (65.4)
     Unrealized net gain on investments in marketable equity
      securities and DECS...................................       --     (56.4)
     Deferred gain on marketable equity securities..........    (47.9)       --
     Inventories............................................    (24.9)    (34.0)
     Employee stock ownership plan..........................    (19.2)    (16.4)
     Pension plans..........................................    (27.4)    (22.3)
     Other..................................................    (41.0)    (64.5)
                                                              -------   -------
          Total deferred tax liabilities....................   (225.0)   (259.0)
                                                              -------   -------
  Deferred tax assets:
     Postretirement and other employee welfare benefits.....     94.2      92.2
     Accrued liabilities....................................    155.8     117.2
     Minimum pension liability..............................      2.6       1.9
     Capital loss carryforward(1)...........................    157.3        --
     Other..................................................     20.5      11.5
                                                              -------   -------
          Total deferred tax assets.........................    430.4     222.8
  Valuation allowance(1)....................................    (51.6)       --
                                                              =======   =======
          Net deferred tax asset (liability)................  $ 153.8   $ (36.2)
                                                              =======   =======

---------------

(1) Cooper incurred a capital loss on the sale of the Automotive Products segment. The capital loss carryforward and valuation allowance are based on preliminary estimates and will be finalized upon the completion of appraisals and the finalization of other matters related to the sale and an allocation of sales proceeds to the various operations that comprised the former Automotive Products segment (See Note 19). The capital loss carryforward is available to offset capital gains through 2003.

     The U.S. Federal portion of the above provision includes U.S. tax expected to be payable on the foreign portion of Cooper's income before income taxes when such earnings are remitted. Cooper's liabilities for continuing operations at December 31, 1998 and 1997 include the additional U.S. tax estimated to be payable on all unremitted earnings of foreign subsidiaries.

NOTE 13: PENSION AND OTHER POSTRETIREMENT BENEFITS

     Cooper and its subsidiaries have numerous defined benefit pension plans and other postretirement benefit plans. The benefits provided under Cooper's various postretirement benefit plans other than pensions, all of which are unfunded, include retiree medical care, dental care, prescriptions and life insurance, with medical care accounting for approximately 90% of the total. Current employees, unless grandfathered under plans assumed in acquisitions, are not provided postretirement benefits other than pensions. The vast majority of the annual other postretirement benefit expense is related to employees who are already retired.

                            COOPER INDUSTRIES, INC.

                                                                                     OTHER
                                                                                POSTRETIREMENT
                                                           PENSION BENEFITS        BENEFITS
                                                           -----------------   -----------------
                                                            1998      1997      1998      1997
                                                           -------   -------   -------   -------
                                                                       (IN MILLIONS)
Change in benefit obligation:
  Benefit obligation at January 1........................  $547.3    $580.6    $ 156.1   $ 204.4
  Service cost...........................................    13.3      13.8        0.3       0.5
  Interest cost..........................................    39.0      40.0       10.3      12.5
  Benefit payments.......................................   (49.2)    (46.5)     (13.7)    (16.2)
  Actuarial (gains) losses...............................    32.9      20.3       (0.5)    (20.1)
  Acquisitions...........................................     6.7       1.9        6.3        --
  Divestiture of Kirsch..................................      --     (57.9)        --     (25.0)
  Other..................................................     2.5      (4.9)        --        --
                                                           ------    ------    -------   -------
Benefit obligation at December 31........................   592.5     547.3      158.8     156.1
                                                           ------    ------    -------   -------
Change in plan assets:
  Fair value of plan assets at January 1.................   569.6     560.7         --        --
  Actual return on plan assets...........................    68.7      79.6         --        --
  Employer contributions.................................     6.4      24.8       13.7      16.2
  Benefit payments.......................................   (46.3)    (43.8)     (13.7)    (16.2)
  Acquisitions...........................................     7.0       1.9         --        --
  Divestiture of Kirsch..................................      --     (55.8)        --        --
  Other..................................................     1.4       2.2         --        --
                                                           ------    ------    -------   -------
Fair value of plan assets at December 31.................   606.8     569.6         --        --
                                                           ------    ------    -------   -------
Funded status............................................    14.3      22.3     (158.8)   (156.1)
Unrecognized actuarial gain..............................   (16.2)    (22.0)     (73.6)    (79.7)
Unrecognized prior service cost..........................    (0.2)     (0.2)      (4.9)     (6.1)
Other....................................................    (0.3)     (1.9)        --        --
                                                           ------    ------    -------   -------
Net amount recognized....................................  $ (2.4)   $ (1.8)   $(237.3)  $(241.9)
                                                           ======    ======    =======   =======
Amounts recognized in the balance sheet consist of:
  Prepaid benefit asset..................................  $ 68.1    $ 63.1    $    --   $    --
  Accrued benefit liability..............................   (79.4)    (72.3)    (237.3)   (241.9)
  Intangible asset.......................................     2.4       2.8         --        --
  Accumulated other non-owner changes in equity..........     6.5       4.6         --        --
                                                           ------    ------    -------   -------
Net amount recognized....................................  $ (2.4)   $ (1.8)   $(237.3)  $(241.9)
                                                           ======    ======    =======   =======

     The projected benefit obligation and accumulated benefit obligation for Cooper's unfunded defined benefit pension plans were $77.9 million and $71.7 million as of December 31, 1998, and $73.1 million and $67.2 million as of December 31, 1997, respectively.

                            COOPER INDUSTRIES, INC.

                                                                   OTHER POSTRETIREMENT
                                            PENSION BENEFITS             BENEFITS
                                        ------------------------   ---------------------
                                         1998     1997     1996    1998    1997    1996
                                        ------   ------   ------   -----   -----   -----
                                                         (IN MILLIONS)
Components of net periodic benefit
  cost:

Service cost..........................  $ 13.3   $ 13.8   $ 14.4   $ 0.3   $ 0.5   $ 0.5
Interest cost.........................    39.0     40.0     40.7    10.3    12.5    13.3
Expected return on plan assets........   (47.6)   (44.5)   (43.6)     --      --      --
Amortization of unrecognized
  transition asset....................    (1.5)    (1.4)    (1.1)     --      --      --
Amortization of prior service cost....     0.1      0.1     (0.2)   (1.4)   (1.8)   (2.5)
Recognized actuarial (gain) loss......    (0.1)     2.2      2.6    (6.6)   (5.5)   (4.1)
Curtailment...........................      --      0.5       --      --      --      --
                                        ------   ------   ------   -----   -----   -----
Net periodic benefit cost.............  $  3.2   $ 10.7   $ 12.8   $ 2.6   $ 5.7   $ 7.2
                                        ======   ======   ======   =====   =====   =====

                                                                                              OTHER
                                                                                          POSTRETIREMENT
                                                        PENSION BENEFITS                     BENEFITS
                                                  -----------------------------   -----------------------------
                                                      1998            1997            1998            1997
                                                  -------------   -------------   -------------   -------------
Weighted average assumptions as of December 31:

Discount rate...................................  5 1/2%-6 3/4%       6%-7 1/2%      6 3/4%          6 3/4%
Expected return on plan assets..................  8 1/2%-9%       8 1/2%-9 3/4%        --              --
Rate of compensation increase...................      3%-5%           4%-6%            --              --

     For other postretirement benefit measurement purposes, an 8.9% annual increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.5% for 2002 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

                                                             1-PERCENTAGE-    1-PERCENTAGE-
                                                             POINT INCREASE   POINT DECREASE
                                                             --------------   --------------
Effect on total of service and interest cost components....      $ 1.0            $ (0.7)
Effect on the postretirement benefit obligation............      $13.6            $(11.1)

     During 1998, 1997 and 1996, continuing operations expense with respect to domestic and foreign defined contribution plans (primarily related to various groups of hourly employees) totaled $15.7 million, $13.3 million and $14.5 million, respectively.

NOTE 14: COOPER SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLANS

     All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Retirement Savings and Stock Ownership Plan ("CO-SAV"). Under the terms of the Plan, employee savings deferrals are partially matched with contributions by Cooper of Common stock consisting of either an allocation of shares in Cooper's Employee Stock Ownership Plan ("ESOP") or new shares issued to the ESOP.

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

                            COOPER INDUSTRIES, INC.

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

     Dividends paid on unallocated shares purchased prior to 1994 of $.8 million and $1.6 million during 1998 and 1997, respectively, were used to reduce the amount of cash required to fund principal and interest payments on ESOP debt. Dividends paid on allocated ESOP shares purchased prior to 1994 of $4.8 million and $4.7 million during 1998 and 1997, respectively, were used to pay additional principal and interest payments in order to release shares equivalent to the dividend amount to participants in the savings plan. Cooper contributed an additional $14.1 million and $21.6 million in cash to the ESOP during 1998 and 1997, respectively, to fund principal and interest payments on debt associated with shares purchased prior to 1994.

     During 1994, Cooper sold 1.6 million shares to the ESOP for $82.3 million in cash. The 1994 sales were funded by loans between the ESOP and Cooper, which for financial statement purposes are treated as eliminated intercompany loans. The fair value of the remaining unallocated ESOP shares purchased during 1994 was $24.5 million at December 31, 1998. The number of allocated, committed to be released, and unallocated ESOP shares held at December 31, 1998 and 1997 is summarized below.

                                                  SHARES PURCHASED      SHARES PURCHASED
                                                       IN 1994            PRIOR TO 1994
                                                  -----------------   ---------------------
                                                   1998      1997       1998        1997
                                                  -------   -------   ---------   ---------
Allocated.......................................  559,967   619,320   2,813,078   3,638,849
Committed to be released........................   11,991     8,156      47,793      60,510
Unallocated.....................................  513,823   692,942     321,969     725,412

     Compensation expense for continuing operations from the CO-SAV plan and the ESOP was $15.6 million, $13.1 million and $16.6 million and interest expense on ESOP debt was $.4 million, $1.4 million and $2.7 million in 1998, 1997 and 1996, respectively.

NOTE 15: INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

INDUSTRY SEGMENTS

     Cooper's continuing operations consist of two segments: Electrical Products and Tools & Hardware. Markets for Cooper's products and services are worldwide, with the United States being the largest market.

     The Electrical Products segment manufactures and markets electrical and electronic distribution and circuit protection products and lighting fixtures for use in residential, commercial and industrial construction, maintenance and repair and products for use by utilities and industries for primary power distribution and control.

     The Tools & Hardware segment produces and markets tools and hardware items for use in residential, commercial and industrial construction, maintenance and repair and for general industrial and consumer use. Cooper also manufactured and marketed window treatments through its Kirsch division until its sale on May 30, 1997. Historically, Kirsch was included in the Tools & Hardware segment. Effective with the decision to divest the operation, its results were segregated from the continuing Tools & Hardware segment for internal management reporting.

     The performance of businesses are evaluated at the segment level and resources allocated between the segments. The Cooper executive responsible for each segment further allocates resources between the various division operating units that compose the segment and, in international markets, determines the integration of product lines and operations across division operating units. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Cooper manages cash, debt and income taxes centrally. Accordingly, Cooper evaluates performance of its segments and operating units based on the operating earnings exclusive of financing activities and income taxes. Nonrecurring and unusual items are

                            COOPER INDUSTRIES, INC.

excluded from the evaluations. The segments are managed separately because they manufacture and distribute distinct products. Intersegment sales and related receivables for each of the years presented were insignificant.

     Financial information by industry segment was as follows:

                                       REVENUES                 OPERATING EARNINGS               TOTAL ASSETS
                            ------------------------------   ------------------------   ------------------------------
                               YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,
                            ------------------------------   ------------------------   ------------------------------
                              1998       1997       1996      1998     1997     1996      1998       1997       1996
                            --------   --------   --------   ------   ------   ------   --------   --------   --------
                                                                  (IN MILLIONS)
Electrical Products.......  $2,824.4   $2,568.3   $2,407.5   $479.0   $461.6   $408.3   $2,473.3   $2,441.7   $1,976.0
Tools & Hardware..........     826.8      749.9      720.1    112.4     99.6     91.4      903.8      561.7      569.7
Kirsch....................        --       97.4      252.9       --      4.8     22.0         --         --      217.6
                            --------   --------   --------   ------   ------   ------   --------   --------   --------
  Total management
    reporting.............  $3,651.2   $3,415.6   $3,380.5    591.4    566.0    521.7    3,377.1    3,003.4    2,763.3
                            ========   ========   ========
Segment nonrecurring and
  unusual items...........                                    (51.3)    31.4     (5.0)
                                                             ------   ------   ------
Net segment operating
  earnings................                                    540.1    597.4    516.7

General Corporate:
  Nonrecurring gains......                                    135.2     23.2    150.4
  Nonrecurring charges....                                     (2.3)    (2.1)   (10.9)
  Expense.................                                    (47.5)   (44.9)   (43.4)
Interest expense..........                                   (101.9)   (90.4)  (142.1)
                                                             ------   ------   ------
Consolidated income from
  continuing operations
  before income taxes.....                                   $523.6   $483.2   $470.7
                                                             ======   ======   ======
Corporate assets..........                                                                 402.0      530.2      592.3
Discontinued operations...                                                                    --    1,973.7    1,963.3
                                                                                        --------   --------   --------
Consolidated assets.......                                                              $3,779.1   $5,507.3   $5,318.9
                                                                                        ========   ========   ========

                            COOPER INDUSTRIES, INC.

                                              ELECTRICAL   TOOLS &                         CONSOLIDATED
                                               PRODUCTS    HARDWARE   KIRSCH   CORPORATE      TOTAL
                                              ----------   --------   ------   ---------   ------------
                                                                    (IN MILLIONS)
1998
  Depreciation..............................    $66.4       $25.9     $  --     $  1.4        $ 93.7
  Goodwill amortization.....................     35.9         7.9        --         --          43.8
  Nonrecurring gains........................       --          --        --      135.2         135.2
  Nonrecurring charges......................     42.6         8.7        --        2.3          53.6
  Capital expenditures......................     95.9        45.3        --        1.2         142.4
  Investment in unconsolidated affiliates...      8.6          --        --         --           8.6
  Other significant noncash item:
     Write-down of impaired long-lived
       assets...............................     11.1          --        --         --          11.1
1997
  Depreciation..............................    $61.2       $22.3     $ 4.2     $  1.9        $ 89.6
  Goodwill amortization.....................     27.9         4.2       0.3         --          32.4
  Nonrecurring gains........................       --          --      69.8       23.2          93.0
  Nonrecurring charges......................     15.9        22.5        --        2.1          40.5
  Capital expenditures......................     79.2        35.6       1.4        1.1         117.3
  Investment in unconsolidated affiliates...       .4         2.0        --         --           2.4
  Other significant noncash item:
     Write-down of impaired long-lived
       assets...............................     13.4        10.1        --         .7          24.2
1996
  Depreciation..............................    $63.4       $27.0     $ 8.2     $  2.6        $101.2
  Goodwill amortization.....................     26.9         3.9       0.7         --          31.5
  Nonrecurring gains........................       --          --        --      150.4         150.4
  Nonrecurring charges......................      3.0          --       2.0       10.9          15.9
  Capital expenditures......................     79.1        28.4       4.3        3.0         114.8
  Investment in unconsolidated affiliates...      1.6         2.0      19.1         --          22.7

GEOGRAPHIC INFORMATION

     Revenues and long-lived assets by country are summarized below. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

                                              REVENUES                    LONG-LIVED ASSETS
                                   ------------------------------   ------------------------------
                                     1998       1997       1996       1998       1997       1996
                                   --------   --------   --------   --------   --------   --------
                                                            (IN MILLIONS)
United States....................  $2,815.7   $2,730.4   $2,666.7   $1,756.3   $1,755.6   $1,827.6
Germany..........................     226.1      197.7      248.4      171.4      149.0      176.6
Canada...........................     127.3      136.3      132.7        5.1        7.2       14.4
United Kingdom...................     164.1       72.4       64.5      302.3      310.7       57.8
Other foreign countries..........     318.0      278.8      268.2      126.7       93.0      101.0
                                   --------   --------   --------   --------   --------   --------
                                   $3,651.2   $3,415.6   $3,380.5   $2,361.8   $2,315.5   $2,177.4
                                   ========   ========   ========   ========   ========   ========

                            COOPER INDUSTRIES, INC.

     International revenues by destination, based on the location products were delivered, were as follows by segment:

                                                               INTERNATIONAL REVENUES
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Electrical Products.........................................  $678.9   $612.7   $578.6
Tools & Hardware............................................   286.6    290.5    273.9
Kirsch......................................................      --     29.1     83.3
                                                              ------   ------   ------
                                                              $965.5   $932.3   $935.8
                                                              ======   ======   ======

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

     The table below summarizes, by currency, the contractual amounts of Cooper's forward exchange contracts at December 31, 1998 and 1997.

                                                               DECEMBER 31,
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
                                                               (IN MILLIONS)
British Pound Sterling(1)...................................  $290.9   $175.3
German Deutschemark(2)......................................   298.2      4.0
Canadian Dollar.............................................    18.6       --
Italian Lira................................................     2.0      5.4
Australian Dollar...........................................     2.7      7.2
Dutch Guilder...............................................     3.5      2.5
Other.......................................................     9.9      9.9
                                                              ------   ------
                                                              $625.8   $204.3
                                                              ======   ======

---------------

(1) $276.9 of the 1998 British Pound Sterling forward contracts were entered into in the fourth quarter of 1998 and mature in May 1999.

(2) $260.2 million of the 1998 German Deutschemark contracts were entered into in the fourth quarter of 1998 and matured in January 1999.

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

                            COOPER INDUSTRIES, INC.

CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and no one customer exceeding 3.5% of accounts receivable. Credit risk is also limited by the world-wide markets into which Cooper's products are sold, as well as their dispersion across many different geographic areas.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cooper's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Cooper had approximately $899 million and $1.5 billion of debt instruments at December 31, 1998 and 1997, respectively. The book value of these instruments was approximately equal to fair value at December 31, 1998 and 1997. Based on year-end exchange rates and the various maturity dates of the foreign currency forward contracts, Cooper estimates that the contract value is representative of the fair value of these items at December 31, 1998 and 1997.

NOTE 17: SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

     The following noncash transactions have been excluded from the consolidated statements of cash flows:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1998      1997       1996
                                                              -------   -------    ------
                                                                    (IN MILLIONS)
Assets acquired and liabilities assumed or incurred
  From the acquisition of businesses:
  Fair value of assets acquired.............................  $ 349.8   $ 505.1    $ 66.1
  Cash used to acquire businesses, net of cash acquired.....   (293.7)   (366.4)    (37.8)(2)
                                                              -------   -------    ------
Liabilities assumed or incurred.............................  $  56.1   $ 138.7(1) $ 28.3
                                                              =======   =======    ======
Noncash increase in net assets from:
  Conversion of 7.05% Convertible Subordinated Debentures
     Into Cooper Common stock...............................  $    --   $ 610.0   $   --
  Exchange of DECS for Wyman-Gordon common stock............    235.2      33.8       --

---------------

(1) Includes $46.2 million of notes payable exchanged for Menvier-Swain common stock.

(2) Excludes $164.0 million paid on January 6, 1996 for the acquisition of CEAG in December 1995.

                            COOPER INDUSTRIES, INC.

NOTE 18: NET INCOME PER COMMON SHARE

                                                 BASIC                        DILUTED
                                      ---------------------------   ---------------------------
                                        YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,
                                      ---------------------------   ---------------------------
                                       1998      1997      1996      1998      1997      1996
                                      -------   -------   -------   -------   -------   -------
                                                ($ IN MILLIONS, SHARES IN THOUSANDS)
Income from continuing operations...  $ 335.9   $ 310.0   $ 285.1   $ 335.9   $ 310.0   $ 285.1
Income from discontinued
  operations........................     87.1      84.6      30.3      87.1      84.6      30.3
Interest expense on 7.05%
  Convertible Subordinated
  Debentures, net of income taxes...       --        --        --        --       5.8      29.2
                                      -------   -------   -------   -------   -------   -------
Net income applicable to Common
  stock.............................  $ 423.0   $ 394.6   $ 315.4   $ 423.0   $ 400.4   $ 344.6
                                      =======   =======   =======   =======   =======   =======
Weighted average Common shares
  outstanding.......................  113,266   117,459   107,284   113,266   117,459   107,284
                                      =======   =======   =======
Incremental shares from assumed
  conversions:
  Options, performance-based stock
     awards and other employee
     awards.........................                                  1,392     1,201       613
  7.05% Convertible Subordinated
     Debentures.....................                                     --     4,270    16,731
                                                                    -------   -------   -------
Weighted average Common shares and
  Common Share equivalents..........                                114,658   122,930   124,628
                                                                    =======   =======   =======

NOTE 19: DISCONTINUED OPERATION

     On October 9, 1998, Cooper completed the sale of the Automotive Products segment for cash proceeds of $1.9 billion.

     Cooper's results of operations and the related footnote information for all periods presented herein excludes the results of the Automotive Products segment from continuing operations' revenues and other components of income and expense. The discontinued segment's results are presented separately in a single caption, "Income from discontinued operations, net of income taxes". Revenues from the discontinued Automotive Products segment were $1.5 billion for the period from January 1, 1998 to October 9, 1998 and $1.9 billion during each of the years ended December 31, 1997 and 1996. Income from the discontinued Automotive Products segment was $87.1 million (net of $56.6 million of income taxes) for the period from January 1, 1998 to October 9, 1998, $84.6 million (net of $58.9 million of income taxes) during the year ended December 31, 1997 and $30.3 million (net of $57.0 million of income taxes) during the year ended December 31, 1996.

     The Consolidated Balance Sheet as of December 31, 1997 and the Consolidated Statements of Cash Flows for the years ended December 31, 1997 and 1996 and all related footnote disclosures have been restated to reflect the Automotive Products segment as a discontinued operation. The net assets of discontinued operations at December 31, 1997 have been segregated into a single line, "Net assets of discontinued operations" in the Consolidated Balance Sheets. The cash flows from discontinued operations have been summarized into a single line "Cash flows provided by (used in) discontinued operations" in the Consolidated Statements of Cash Flows. No cash or debt has been allocated to the discontinued operations.

     The pre-tax loss on the sale of $18.8 million was offset by a tax benefit. Cooper sold the common stock of the entity that held a majority of the Automotive Products segment assets domiciled in the United States and certain investments in foreign subsidiaries. In certain countries the assets, net of liabilities or investments in subsidiaries, were sold by existing Cooper entities.

     Cooper's total income tax basis exceeded the book carrying amount of the net assets exclusive of deferred income tax assets which generated a capital loss carryforward. The amount of the capital loss carryforward will not be finalized until appraisals are completed and the sales proceeds are allocated to the various components of the Automotive Products segment.

     For financial reporting purposes, the sale of the common stock versus a sale of the net assets of the Automotive Products segment resulted in a realization of items (primarily goodwill amortization) that had reduced

                            COOPER INDUSTRIES, INC.

the book carrying amount without a corresponding income tax benefit. Cooper limited the amount of tax benefits recognized based on an evaluation of the amount of the capital loss carryforward that is expected to be realized before it expires.

     Cooper does not currently anticipate that the finalization of matters related to the sale will result in significant revisions to its estimates.

NOTE 20: UNAUDITED QUARTERLY OPERATING RESULTS

                                                                       1998 (BY QUARTER)
                                                             -------------------------------------
                                                                1         2         3         4
                                                             -------   -------   -------   -------
                                                             (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues...................................................  $894.1    $951.2    $924.0    $881.9

Cost of sales..............................................   601.9     639.8     621.8     583.6
Selling and administrative expenses........................   154.8     156.7     151.0     153.9
Goodwill amortization......................................    10.1      11.1      11.2      11.4
Nonrecurring gains.........................................      --        --        --    (135.2)
Nonrecurring charges.......................................      --        --        --      53.6
Interest expense...........................................    25.3      27.4      34.8      14.4
                                                             ------    ------    ------    ------
Income from continuing operations before income taxes......   102.0     116.2     105.2     200.2
Income taxes...............................................    36.7      41.8      37.9      71.3
                                                             ------    ------    ------    ------
Income from continuing operations..........................    65.3      74.4      67.3     128.9
Income from discontinued operations, net of taxes..........    26.7      31.6      25.9       2.9
                                                             ------    ------    ------    ------
Net income.................................................  $ 92.0    $106.0    $ 93.2    $131.8
                                                             ======    ======    ======    ======
Income per Common share
Basic:
  Income from continuing operations........................  $ 0.55    $ 0.62    $ 0.59    $ 1.27
  Income from discontinued operations......................    0.22      0.27      0.23      0.03
                                                             ------    ------    ------    ------
  Net income...............................................  $ 0.77    $ 0.89    $ 0.82    $ 1.30
                                                             ======    ======    ======    ======
Diluted:
  Income from continuing operations(1).....................  $ 0.54    $ 0.62    $ 0.59    $ 1.26
  Income from discontinued operations......................    0.22      0.26      0.22      0.03
                                                             ------    ------    ------    ------
  Net income...............................................  $ 0.76    $ 0.88    $ 0.81    $ 1.29
                                                             ======    ======    ======    ======

---------------

(1) Includes gains, net of nonrecurring expenses on the redemption of the DECS and sale of investments of $.52 in the fourth quarter.

                            COOPER INDUSTRIES, INC.

                                                                       1997 (BY QUARTER)
                                                             -------------------------------------
                                                                1         2         3         4
                                                             -------   -------   -------   -------
                                                             (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues...................................................  $848.4    $898.2    $830.3    $838.7

Cost of sales..............................................   577.7     601.6     554.4     547.9
Selling and administrative expenses........................   153.8     151.1     138.0     137.6
Goodwill amortization......................................     7.9       7.9       8.1       8.5
Nonrecurring gains.........................................      --     (69.8)    (23.2)       --
Nonrecurring charges.......................................      --      36.7       3.8        --
Interest expense...........................................    29.6      21.3      19.4      20.1
                                                             ------    ------    ------    ------
Income from continuing operations before income taxes......    79.4     149.4     129.8     124.6
Income taxes(1)............................................    29.4      55.6      48.2      40.0
                                                             ------    ------    ------    ------
Income from continuing operations..........................    50.0      93.8      81.6      84.6
Income from discontinued operations, net of taxes..........    27.7      11.7      20.9      24.3
                                                             ------    ------    ------    ------
Net income.................................................  $ 77.7    $105.5    $102.5    $108.9
                                                             ======    ======    ======    ======
Income per Common share
Basic:
  Income from continuing operations........................  $ 0.46    $ 0.79    $ 0.68    $ 0.71
  Income from discontinued operations......................    0.25      0.10      0.17      0.20
                                                             ------    ------    ------    ------
  Net income...............................................  $ 0.71    $ 0.89    $ 0.85    $ 0.91
                                                             ======    ======    ======    ======
Diluted:
  Income from continuing operations(2).....................  $ 0.45    $ 0.76    $ 0.67    $ 0.70
  Income from discontinued operations(3)...................    0.22      0.10      0.17      0.20
                                                             ------    ------    ------    ------
  Net income...............................................  $ 0.67    $ 0.86    $ 0.84    $ 0.90
                                                             ======    ======    ======    ======

---------------

(1) Includes $6.1 million related to the favorable settlements of state income tax issues in the fourth quarter.

(2) Includes gains, net of nonrecurring expenses, on the sale of Kirsch of $.17 in the second quarter, the exchange of the DECS of $.10 in the third quarter and $.05 related to the favorable settlements of state tax issues in the fourth quarter.

(3) Includes nonrecurring expenses of $.17 in the second quarter and $.05 in the third quarter.