Form 10-K405, Exhibit 13
period 1999-12-31
COOPER INDUSTRIES INC
filed 2000-03-29
CIK 24454

                                                                    EXHIBIT 13.0

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                                    OVERVIEW

     The year ended December 31, 1999 represented Cooper's first full year of performance as a company comprised of two key businesses: Electrical Products and Tools & Hardware. In May 1997, Cooper sold its Kirsch window treatment business and in October 1998, Cooper sold the Automotive Products segment. Following the divestiture of the Automotive Products segment, Cooper has focused on refining and growing its core businesses and positioning Cooper for future growth and long-term profitability.

     Cooper used the proceeds from the sale of the Automotive Products segment to reshape its capital structure through the purchase of 21.2 million shares of Cooper Common stock and the repayment of $900 million of debt in 1998. As a result, the reported results for 1999 are not comparable to the 1998 results other than for segment operating earnings and net income per share. In addition, actions taken to reduce the cost structure and improve productivity subsequent to the Automotive Products segment divestiture resulted in charges against earnings, expenses incurred as operations were consolidated and disruptions to the affected businesses. The following Management's Discussion and Analysis of Financial Condition and Results of Operations provides comparability of results where practical.

     Impact of Automotive Products Segment Divestiture The Automotive Products segment was sold on October 9, 1998 with Cooper receiving $1.9 billion in proceeds. Cooper received an additional $149.1 million in 1999 representing the reimbursement of Cooper's pre-closing cash funding of international automotive operations and the earnings and additional cash invested in the Automotive Products segment between March 31, 1998 and October 9, 1998. Cooper purchased
21.2 million shares of Cooper Common stock at a cost of $1.0 billion and repaid $900 million of debt during calendar year 1998 with the proceeds from the sale of the Automotive Products segment. The mix of debt repayment and Common stock purchases was designed to approximately replace in 1999 the loss of the Automotive Products segment diluted earnings per share of $.76 in 1998 through lower interest expense and lower average shares outstanding. As a result of the use of the proceeds to repay debt and purchase shares of Cooper Common stock, income from continuing operations and net income for the years ended December 31, 1999 and 1998 are not comparable. Cooper estimates that the effects of the utilization of the proceeds and lower corporate expenses resulting from the divestiture substantially replaced the earnings of the Automotive Products segment in 1999 on a per share basis.

     The discontinued segment's results for the period from January 1, 1998 to October 9, 1998 and the year ended December 31, 1997 are presented separately in a single caption, "Income from discontinued operations, net of income taxes." The cash flows from discontinued operations are summarized into a single line "Cash provided by (used in) discontinued operations" in the Consolidated Statements of Cash Flows. No debt was allocated to the discontinued operations and the income from discontinued operations does not include an allocation of Cooper's interest expense. For a discussion of the financial results of discontinued operations see "Discontinued Operations -- Automotive Products Segment".

     The book value of the Automotive Products segment's assets less the liabilities assumed by the buyer plus costs related to the transaction resulted in a small loss before income taxes. The loss before income taxes was offset by income tax benefits. Cooper's income tax basis exceeded the book carrying amount of the net assets exclusive of deferred income taxes thereby generating a capital loss carryforward. Cooper limited the amount of tax benefits recognized and recorded a deferred tax valuation allowance of $51.6 million based on an evaluation of the amount of capital loss carryforward that is expected to be realized before it expires. The valuation allowance represents the excess of the deferred tax asset arising from the capital loss carryforward over capital gains recognized during the three years prior to the sale and anticipated capital gains which could be generated in prudent feasible transactions prior to 2003.

     Acquisitions and Divestitures During the last three calendar years, Cooper's continuing operations have completed 27 acquisitions and two significant divestitures. The acquisitions have been in complementary product lines that enhance areas of strength, while the dispositions have been of noncore or under-performing businesses. On May 30, 1997, Cooper completed the sale of its Kirsch window treatment division for $216.0 million. For the five months ended May 30, 1997, Kirsch had revenues of $97.4 million and operating earnings of $4.8 million. The Kirsch operations are included in the continuing operations of Cooper until the date of the sale. In addition, on

October 9, 1998, Cooper completed the sale of its Automotive Products segment for $1.9 billion. The Automotive Products segment is reflected as a discontinued operation in the Consolidated Financial Statements.

     Nonrecurring Income and Expenses During the past three years, Cooper has been transitioning into a business focused on higher growth and less volatility concentrated in electrical products and tools and hardware products. On May 30, 1997, Cooper completed the sale of its Kirsch window treatment division, an underperforming business that had migrated to more of a fashion business than the basic manufacture of drapery hardware and did not fit with the core electrical products and tools and hardware products businesses. Cooper realized a gain from the sale of this business. On October 9, 1998, Cooper completed the sale of its Automotive Products segment. In addition, over the past three years, Cooper has been realigning its product lines and operations and positioning itself to compete more efficiently in the global markets.

     In 1994, Cooper sold its Cameron Forged Products business to Wyman-Gordon Corporation ("Wyman-Gordon") and received Wyman-Gordon common stock as part of the consideration. In 1995, the Wyman-Gordon common stock was monetized through the issuance of DECS(SM) (Debt Exchangeable for Common Stock). Cooper realized gains from the sale of Cooper's marketable equity securities of Wyman-Gordon during 1998 and 1997.

     In 1998, Cooper also initiated an acquisition of TLG plc. The acquisition was not consummated as Cooper could not justify exceeding an offer made by another company. However, Cooper realized a gain from the sale of common stock it had acquired at its offer price.

     The nonrecurring gains before income taxes that Cooper recognized during the years ended December 31, 1998 and 1997 were as follows:

                                                                 1998    1997
                                                                ------   -----
                                                                (IN MILLIONS)
DECS(SM) and Wyman-Gordon common stock......................    $132.7   $23.2
TLG plc common stock........................................       2.5      --
Sale of Kirsch..............................................        --    69.8
                                                                ------   -----
                                                                $135.2   $93.0
                                                                ======   =====

     By December 31, 1998, Cooper had sold all of its investments in marketable equity securities.

     During the fourth quarter of 1998, Cooper announced a voluntary and involuntary severance program and committed to consolidate several facilities. While both the voluntary and involuntary severance programs were announced in 1998, the amount that could be accrued in 1998 was limited to severance relating to personnel actually severed in the fourth quarter and the severance provided by Cooper's written formal policies. During the first quarter of 1999, Cooper completed the voluntary program and accrued an additional $5.8 million primarily representing the voluntary severance program premium over the severance provided under Cooper's established policies. Cooper also accrued $1.5 million related to severance and other costs for facility closures announced during the first quarter of 1999. The additional accruals during the first quarter of 1999 totaled $7.3 million. In addition, during the first quarter of 1999, Cooper reduced legal accruals by $2.8 million related to the favorable settlement of certain litigation concerning lead in mini-blinds and reassessment of the required reserve. Cooper also reached agreement and received $.8 million under an insurance policy related to the unsuccessful offer to acquire TLG plc in 1998. Since the original charge related to the litigation was included as a nonrecurring item in the Tools & Hardware segment and the costs related to TLG plc were reflected as a nonrecurring corporate item, the reversal of the accrual and the reimbursement of the expenses were reflected as nonrecurring items. The net nonrecurring items for the first quarter of 1999 resulted in a $3.7 million charge before income taxes and an after tax charge of $2.4 million ($.02 per diluted common share).

     In 1998, Cooper recorded a charge of $53.6 million for nonrecurring and unusual items. Cooper completed its formal annual review of each of its operations in the fourth quarter of 1998 and developed plans to strengthen the competitiveness and efficiencies of each operation. In addition to the specific plans for actions of each operation committed to by management during the fourth quarter, Cooper also initiated and announced a voluntary and involuntary severance program. Cooper has a formal written severance policy for salaried personnel and, in certain operations, contractual severance obligations for hourly personnel. While both the voluntary and involuntary severance programs were announced in 1998, the amount that could be accrued in 1998 was limited to severance relating to personnel actually severed in the fourth quarter and the severance provided by established written policies. Cooper accrued a total of $26.4 million in severance in the fourth quarter of 1998. Excluding positions that will be eliminated but are not included in the severance accrual, a total of 1,759 positions will be eliminated, affecting all divisions and the Corporate office. Certain of the eliminated positions will be replaced by positions in lower cost manufacturing locations. As of December 31, 1998, a total of 124 positions had been eliminated. At December 31, 1998, a total of $25.4 million of the $26.4 million severance accrual remained to be expended.

     Cooper also recorded a charge of $11.1 million for impairment of the assets of two electrical product lines. Market conditions, including increased competition from imports, had reduced the profitability of both of these product lines to negative amounts. Due to the inability to recover the investments on an undiscounted cash flow basis, the long-lived assets were written down to the estimated fair market value based on prices for similar assets. The reduction in future depreciation expense as a result of the write-down was less than $2 million in 1999. Cooper also recorded $16.1 million in other charges, including facility exit costs. At December 31, 1998, a total of $7.8 million of the $16.1 million accrual remained to be expended. The nonrecurring charges in 1998 when combined with the nonrecurring gains result in a net $53.0 million gain after income taxes ($.46 per diluted common share) from nonrecurring and unusual items included in 1998 income from continuing operations.

     The following table reflects 1999 activity related to the first quarter 1999 and fourth quarter 1998 employee reduction and facility consolidation plan.

                                                               NO. OF      ACCRUED      FACILITY
                                                              EMPLOYEES   SEVERANCE   CONSOLIDATION
                                                              ---------   -------------------------
                                                                                (IN MILLIONS)
Balance at December 31, 1998................................    1,635      $ 25.4         $ 7.8
Voluntary Severance Program premium over normal severance...       --         5.8            --
Facility closings announced.................................      249         1.2            .3
Employees terminated........................................     (966)         --            --
Cash expenditures...........................................       --       (22.0)         (3.4)
                                                                -----      ------         -----
Balance December 31, 1999...................................      918      $ 10.4         $ 4.7
                                                                =====      ======         =====

     Cooper anticipates incurring in excess of $11 million related to severance costs, facility exit costs and disruptions to operations that could not be accrued as of December 31, 1999. A majority of the $11 million relates to operating inefficiencies, training, personnel and inventory relocation costs, which are required to be expensed as incurred. These costs are expected to be incurred throughout 2000 and are anticipated to be modestly less than the savings from the anticipated cost reductions. Cooper anticipates that the accrued severance and facility consolidation accruals will be expended during 2000 as terminated employees are paid, the additional employees leave the employment of the Company and facility consolidations are completed. This paragraph contains forward-looking statements and actual results may differ materially. The statements are based on a number of assumptions, risks and uncertainties including the number of employees actually severed, the timing of the facility consolidations, the magnitude of any disruption from facility consolidations and the ability to achieve the projected cost reductions. The estimates also assume, without limitation, no significant change in competitive conditions and such other risk factors as are discussed from time to time in Cooper's periodic filings with the Securities and Exchange Commission.

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

     During 1997, Cooper also assessed the ability of existing information systems to function at the turn of the century. Three of Cooper's divisions implemented new enterprise systems with the remaining divisions modifying or replacing existing software. Where possible, businesses abandoned home-grown or highly customized applications with purchased, year 2000 compliant replacements or upgrades. In some situations, operations within a business abandoned existing software and migrated to consolidated hardware and software that was year 2000 compliant. Where these solutions were not possible, businesses either contracted with third parties or committed internal resources to ensure that all major systems were year 2000 compliant. Cooper recorded a $28.5 million charge in 1997 primarily related to the adjustment in the carrying value of abandoned hardware and software. While depreciation and amortization were reduced by the effect of the write-down, depreciation and amortization of new systems and equipment, as well as expenses incurred to revise current software to be year 2000 compliant and implementation costs of new systems exceeded the reduction in depreciation and amortization.

     The nonrecurring gains in 1997, combined with nonrecurring charges and a $6.1 million income tax benefit related to the settlements of certain state income tax matters, resulted in the inclusion in income from continuing operations of a net nonrecurring gain of $39.1 million after income taxes ($.32 per diluted share).

     With the exception of the sale of the Automotive Products segment and Kirsch, the actions committed to in the three years ended December 31, 1999 did not have a significant continuing impact on revenues. The cost savings in 2000 are anticipated to exceed the additional expenses anticipated to be incurred by less than $20 million and to be in excess of $40 million in years beyond 2000. See Note 2 of Notes to Consolidated Financial Statements for additional information on nonrecurring gains and charges. The statements concerning anticipated cost savings are forward-looking and actual results may differ materially. The statements are based on a number of assumptions, risks and uncertainties including the number of employees actually severed, the timing of facility consolidations, the magnitude of any disruption from facility consolidations and the ability to achieve the projected cost reductions. The estimates also assume, without limitation, no significant change in competitive conditions and such other risk factors as are discussed from time to time in Cooper's periodic filings with the Securities and Exchange Commission.

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

     During 1997, Cooper purchased approximately 3.6 million shares of its Common stock for $191.5 million. This action was taken to maintain Cooper's debt-to-total capitalization ratio between 35% and 45%. During 1998, Cooper repurchased approximately 26.9 million shares of its Common stock at a cost of $1,348.1 million. A total of $1.0 billion of the purchases of Common stock in 1998 was directly related to the sale of the Automotive Products segment as discussed under "The Impact of the Automotive Products Segment Divestiture". The remaining 1998 Common stock repurchases were related to maintaining the debt-to-total capitalization ratio in the targeted range and eliminating the dilutive effect of Common stock issued under employee stock plans. During 1999, Cooper repurchased 800,000 shares of its Common stock at a cost of $44.0 million to eliminate the dilutive effect of Common stock issued under employee stock plans. At December 31, 1999, Cooper's debt-to-total capitalization ratio was 38.4%.

                         YEAR 2000 AND EURO CONVERSION

YEAR 2000 SYSTEMS ASSESSMENTS AND PREPAREDNESS

     The Year 2000 problem arose because many information systems and devices containing embedded technology use two digits rather than four digits to identify a year. Calculations in date-sensitive systems using two digits could result in system failures and errors that disrupt normal business operations during the year 2000. As of December 31, 1999, Cooper is complete with its efforts to remediate current systems or implement new systems that are year 2000 compliant. As a result of the Company's efforts during the three years ended December 31, 1999, disruptions to normal business operations have not occurred subsequent to December 31, 1999.

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

     Cooper estimates that approximately 10% of its 1999 revenues came from countries that adopted the euro. Cooper expects that the impact of the dual currency phase will not be material to its results of operations. Cooper has assessed its information technology systems and believes that they are capable of meeting the dual currency phase requirements. Cooper is assessing the risk to its business of the final phase of the euro conversion which begins during 2002, and currently is unable to determine whether the final phase of the euro conversion will have a material effect on Cooper's operations.

                             RESULTS OF OPERATIONS

     The financial information and discussions that follow, along with the Consolidated Financial Statements and related footnotes, will aid in understanding Cooper's results of operations as well as its financial position, cash flows and indebtedness.

REVENUES

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
Electrical Products.........................................  $3,060.9   $2,824.4   $2,568.3
Tools & Hardware............................................     808.0      826.8      749.9
                                                              --------   --------   --------
          Continuing Revenues...............................   3,868.9    3,651.2    3,318.2
Kirsch......................................................        --         --       97.4
                                                              --------   --------   --------
          Total Revenues....................................  $3,868.9   $3,651.2   $3,415.6
                                                              ========   ========   ========

     1999 vs. 1998 Revenues Revenues in 1999 increased 6% over 1998. After excluding the effects of ten acquisitions, revenues were 2% ahead of the prior year. The continuing strengthening of the U.S. dollar against most functional currencies in which international operations conduct business reduced revenues measured in U.S. dollars by approximately $43 million or 1% compared to 1998.

     Annual revenues for the Electrical Products segment increased 8% from the prior year and contributed approximately 79% of Cooper's continuing revenues in 1999. Excluding recent acquisitions, segment revenues increased 5% from 1998. All Electrical Products' businesses, except electrical construction materials, improved revenues during 1999 over 1998. The strength of the U.S. economy and new product introductions resulted in strong overall growth in North American sales. European sales declined slightly primarily due to the strength of the U.S. dollar. Sales of lighting fixtures benefited from a continued strong residential and non-residential construction market and new product introductions. Sales of circuit protection products and electrical components benefited from increased sales to original equipment manufacturers. Increased shipments of electrical distribution equipment following the fourth quarter 1998 implementation of a new business system, also contributed to the year-over-year improvement.

     The Tools & Hardware segment contributed approximately 21% of Cooper's continuing revenues in 1999. Revenues decreased 2% from the prior year. Without the benefit of acquisitions, revenues declined 8% from the prior year. The negative impact of translation reduced revenues for the year by approximately 2%. Assembly equipment sales, both domestically and internationally, increased over the prior year. However, industrial tool sales to the aerospace industry declined dramatically from the prior year and industrial tool markets were weak throughout the year, both in North America and Europe.

     1998 vs. 1997 Revenues Revenues in 1998 increased 10% over 1997, excluding 1997 Kirsch revenues. Excluding the impact of eleven 1998 acquisitions and the carryover impact of 1997 acquisitions, continuing revenues for 1998 were flat when compared to 1997. The continued strengthening of the U.S. dollar against most functional currencies in which international operations conduct business reduced revenues measured in U.S. dollars by approximately $23 million or 1% compared to 1997. The strength of the dollar also had a negative unquantifiable impact on export sales.

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

SEGMENT OPERATING EARNINGS

     Cooper measures the performance of its businesses exclusive of nonrecurring charges and financing expenses. All costs directly attributable to operating businesses are included in segment operating earnings. Corporate overhead costs, including costs of centrally managed functions, such as treasury, are not allocated to the businesses. See Note 14 of the Notes to Consolidated Financial Statements.

     Historically, Kirsch was part of the Tools & Hardware segment. Effective with the decision to divest this operation, its results were segregated from the continuing Tools & Hardware segment for internal management reporting.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1999     1998     1997
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Segment Operating Earnings (internal management reporting --
     excludes nonrecurring gains and charges):
Electrical Products.........................................  $516.7   $479.0   $461.6
Tools & Hardware............................................    97.9    112.4     99.6
                                                              ------   ------   ------
          Continuing Segment Operating Earnings.............   614.6    591.4    561.2
Kirsch......................................................      --       --      4.8
                                                              ------   ------   ------
          Total Segment Operating Earnings..................  $614.6   $591.4   $566.0
                                                              ======   ======   ======

Nonrecurring Gains and (Charges):

Electrical Products.........................................  $ (3.0)  $(42.6)  $(15.9)
Tools & Hardware............................................    (4.3)    (8.7)   (22.5)
                                                              ------   ------   ------
          Continuing Segments...............................    (7.3)   (51.3)   (38.4)
Kirsch......................................................     2.8       --     69.8
                                                              ------   ------   ------
          Total.............................................  $ (4.5)  $(51.3)  $ 31.4
                                                              ======   ======   ======

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                  1999      1998     1997
                                                                --------   ------   ------
                                                                      (IN MILLIONS)
Segment Operating Earnings (generally accepted accounting
               principles -- includes nonrecurring gains
               and charges):
Electrical Products..........................................    $513.7    $436.4   $445.7
Tools & Hardware.............................................      93.6     103.7     77.1
                                                                 ------    ------   ------
          Continuing Segment Operating Earnings..............     607.3     540.1    522.8
Kirsch.......................................................       2.8        --     74.6
                                                                 ------    ------   ------
          Total Segment Operating Earnings...................    $610.1    $540.1   $597.4
                                                                 ======    ======   ======

     1999 vs. 1998 Segment Operating Earnings Segment operating earnings in 1999 included nonrecurring charges of $7.3 million for accruals for the voluntary severance program premium, which could not be accrued when the program was initiated in the fourth quarter of 1998 and involuntary severance and other costs for facility closures announced during 1999. These charges are offset by a $2.8 million reduction in legal accruals related to favorable settlement of certain litigation concerning lead in mini-blinds and reassessment of the required reserve. Segment operating earnings in 1998 included nonrecurring charges of $51.3 million for adjustments to the carrying value of assets, accruals for facility consolidations and related severance and other obligations committed to by management. See "Nonrecurring Income and Expenses" in the "Overview" section and Note 2 of Notes to Consolidated Financial Statements. Excluding nonrecurring charges, segment operating earnings for 1999 increased 4% over 1998. Acquisitions contributed approximately $17 million or 3% to the increase in segment operating earnings over the prior year. The continuing strengthening of the U.S. dollar against most functional currencies in which international operations conduct business reduced segment operating earnings approximately $5 million or 1% compared to 1998.

     The Electrical Products segment operating earnings, excluding nonrecurring charges, increased 8% to $516.7 million from $479.0 million last year. Excluding the incremental effect of acquisitions, segment operating earnings were up 6% compared to last year. The operating earnings increase was driven mainly by increased sales of lighting products into the residential and non-residential construction markets and greater shipments of circuit protection and electrical components. Also contributing to the improvement in operating earnings were the benefits of cost reduction programs. The decline in shipments of hazardous construction materials and inefficiencies in the electrical distribution equipment business as the business implemented a new information system held down the increases for the segment as a whole. Excluding nonrecurring items, return on revenues was 16.9% in 1999 versus 17.0% in 1998. Excluding recently acquired businesses, the return on revenues was 17.1% in 1999.

     The Tools & Hardware segment operating earnings, excluding nonrecurring charges, reflected a 13% decline from last year. Without the benefit of acquisitions, operating earnings were 19% below the prior year. The increase in assembly equipment shipments over the prior year and the decrease in highly engineered industrial tools had a negative impact on product mix and resulting earnings. Also impacting operating earnings were manufacturing inefficiencies as operations adjusted to lower levels of production and from disruptions related to restructuring projects. Translation of international earnings reduced segment operating earnings approximately 2% compared to 1998. Excluding nonrecurring items, return on revenues decreased to 12.1% in 1999 compared to 13.6% in 1998. Recent acquisitions had a nominal impact. The decrease is primarily attributable to an unfavorable product mix and manufacturing inefficiencies as operations adjusted to lower levels of production and disruptions related to restructuring projects.

     1998 vs. 1997 Segment Operating Earnings Segment operating earnings in 1998 included nonrecurring charges of $51.3 million for adjustments to the carrying value of assets, accruals for facility consolidations and related severance and other obligations committed to by management. Segment operating earnings in 1997 included nonrecurring charges of $38.4 million and a $69.8 million gain on the sale of Kirsch. See "Nonrecurring Income and Expenses" in the "Overview" section and Note 2 of Notes to Consolidated Financial Statements. Excluding nonrecurring charges from 1998 and nonrecurring gains and charges from 1997, continuing segment operating earnings for 1998 increased 4% over 1997. Excluding Kirsch from 1997 results, segment operating earnings increased 5% over 1997. Acquisitions contributed approximately $43 million or 8% to the segment operating earnings over the prior year.

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

OTHER INCOME AND EXPENSE

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               1999     1998      1997
                                                              ------   -------   ------
                                                                    (IN MILLIONS)
Segment Operating Earnings(1)...............................  $610.1   $ 540.1   $597.4
General Corporate:
  Nonrecurring Gains........................................      .8     135.2     23.2
  Nonrecurring Charges......................................      --      (2.3)    (2.1)
  Expense...................................................   (37.1)    (47.5)   (44.9)
Interest Expense, net.......................................   (55.2)   (101.9)   (90.4)
                                                              ------   -------   ------
  Income from Continuing Operations before Income Taxes.....  $518.6   $ 523.6   $483.2
                                                              ======   =======   ======

---------------

(1) Includes nonrecurring gains and nonrecurring charges.

     Nonrecurring Gains and Nonrecurring Charges See "Nonrecurring Income and Expenses" in the "Overview" section and Note 2 of Notes to Consolidated Financial Statements.

     General Corporate Expense General corporate expenses, excluding nonrecurring items, decreased $10.4 million in 1999. Reductions in personnel following the fourth quarter of 1998 divestiture of the Automotive Products segment, cost reduction efforts and lower benefit costs were the primary contributors to the reduction. General corporate expenses, excluding nonrecurring items, increased $2.6 million in 1998 over 1997 reflecting the impact of inflation on compensation and other expenses. Cost reductions related to the Automotive Products segment divestiture did not significantly impact the comparability of 1998 expense to 1997 due to the transaction activities subsequent to the sale.

     Interest Expense, net Interest expense, net decreased in 1999 to $55.2 million from $101.9 million in 1998 primarily as a result of utilizing $900 million of the Automotive Products sale proceeds to reduce debt. Interest expense, net, increased in 1998 to $101.9 million from $90.4 million in 1997 as additional debt incurred to fund acquisitions and stock repurchases more than offset the impact of the conversion during 1997 of $610 million of Cooper's 7.05% Convertible Subordinated Debentures to Cooper Common stock. The timing of Common stock repurchases and debt repayments related to the use of the proceeds from the sale of the Automotive Products segment resulted in significant fluctuations in the total debt of Cooper at specific points in time during 1998.

INCOME FROM CONTINUING OPERATIONS

     Income from continuing operations before and after income taxes and diluted earnings per share from continuing operations are not comparable between 1999 and 1998 due to the sale of the Automotive Products segment in the fourth quarter of 1998 and the use of the proceeds to repurchase Cooper Common stock and repay debt. Cooper estimates that the effects of the utilization of the proceeds and lower expenses resulting from the divestiture substantially replaced the earnings per share of the Automotive Products segment in 1999. Cooper believes that the only meaningful comparison of the results for 1999 to 1998 is the comparison of the diluted earnings per share for 1999 to the diluted earnings per share inclusive of the Automotive Products segment earnings per share in 1998.

                                                                       YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  1999          1998          1997
                                                                ---------     ---------     ---------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
Income from continuing operations before income taxes.......     $518.6        $523.6        $483.2
  Excluding nonrecurring items..............................     $522.3        $442.0        $430.7

Income taxes................................................     $186.7        $187.7        $173.2
  Excluding nonrecurring items..............................     $188.0        $159.1        $159.8

Income from continuing operations...........................     $331.9        $335.9        $310.0
  Excluding nonrecurring items..............................     $334.3        $282.9        $270.9

Diluted earnings per share from continuing operations.......     $ 3.50        $ 2.93        $ 2.57
  Excluding nonrecurring items..............................     $ 3.52        $ 2.47        $ 2.25

Diluted earnings per share -- net income....................     $ 3.50        $ 3.69        $ 3.26
  Excluding nonrecurring items..............................     $ 3.52        $ 3.23        $ 3.16

     1999 vs. 1998 Income from Continuing Operations Income from continuing operations before income taxes for 1999, excluding net nonrecurring items, increased 18% to $522.3 million from $442.0 million in 1998.

     The effective tax rate for 1999 was 36.0%, which was comparable to the 1998 rate of 35.8%. Excluding income taxes on both 1999 and 1998 nonrecurring items, the effective tax rates for 1999 and 1998 was 36.0%.

     Excluding the net after-tax impact from nonrecurring items in both years, income from continuing operations increased 18% to $334.3 million from $282.9 million in 1998. Diluted earnings per share from continuing operations increased 19% to $3.50 from $2.93 in 1998. Excluding the net nonrecurring item impacts of $(.02) per share in 1999 and $.46 per share in 1998, diluted earnings per share from continuing operations increased 43%. Diluted earnings per share -- net income decreased 5% in 1999. Excluding nonrecurring items diluted earnings per share -- net income increased 9% in 1999.

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

     The effective tax rate for 1998 was unchanged from the 1997 rate of 35.8%. Excluding income taxes on both 1998 and 1997 nonrecurring items and the 1997 tax benefit related to the favorable settlements of several state income tax issues, the effective tax rates for 1998 and 1997 were 36.0% and 37.1%, respectively. This rate reduction resulted from Cooper's ongoing tax planning efforts.

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

PERCENTAGE OF REVENUES

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1999     1998     1997
                                                              ------   ------   ------
Revenues....................................................  100.0%   100.0%   100.0%
Cost of Sales...............................................   67.3%    67.0%    66.8%
Selling and Administrative..................................   16.6%    16.9%    17.0%

     1999 vs. 1998 Percentage of Revenues Cost of sales, as a percentage of revenues, in 1999 increased three tenths of a point from 1998. Recent acquisitions increased cost of sales as a percentage of revenues two tenths of a point in 1999. The remaining increase is primarily related to expenses from reorganization activities and related production inefficiencies and lower absorption of overhead costs due to reduced production levels in the Tools & Hardware segment. Selling and administrative expenses, as a percentage of revenues, were lower than the prior year by three tenths of a point. This reduction in selling and administrative expenses as a percentage of revenues for 1999 was primarily due to reduced corporate expenses following the fourth quarter 1998 divestiture of the Automotive Products business and cost improvement efforts, somewhat offset by the loss of leverage from lower revenues in the Tools & Hardware segment.

     1998 vs. 1997 Percentage of Revenues Cost of sales, as a percentage of revenues, increased to 67.0% in 1998 from 66.8% in 1997. An unfavorable product mix, competitive conditions for certain electrical product lines and higher manufacturing costs related to implementation of new business systems in several businesses accounted for the increase. Selling and administrative expenses decreased slightly as a percentage of revenues. Excluding Kirsch in 1997, which had relatively higher selling and administrative expenses, selling and administrative expenses increased slightly as a result of softness in revenues in certain of the Electrical Products segment businesses.

DISCONTINUED OPERATIONS -- AUTOMOTIVE PRODUCTS SEGMENT

     1998 vs. 1997 Revenues Revenues for the discontinued Automotive Products segment from January 1, 1998 through October 9, 1998, the date of sale of the business, were $1,449.4 million compared to full year revenues for 1997 of $1,873.2 million. Market conditions prior to the sale reflected increased sales to worldwide original equipment manufacturers and improved steering and suspension sales offset by weak domestic aftermarket demand in most product lines. The net impact of the exchange of the temperature control business for the brake business of Standard Motor Products ("SMP") resulted in lower revenues during the period as a result of disruption in the marketplace during the transition. Also, revenues were affected by the bankruptcy of a large customer significantly reducing sales volume to this customer compared to 1997. In total, revenues for a comparable period in 1997 decreased approximately 1%.

     1998 vs. 1997 Segment Operating Earnings The discontinued Automotive Products segment operating earnings from January 1, 1998 through October 9, 1998 were $143.7 million compared to $186.9 million, excluding nonrecurring charges, for the 1997 fiscal year. In comparison to a comparable period in 1997, operating earnings were slightly lower in 1998 than the prior year. The exchange of the temperature control business for the brake business of SMP had a significant impact on the comparability of operating earnings. The temperature control business typically had operating losses in the first and fourth quarters of each year with the majority of the operating earnings occurring in the second and third quarters. The comparability of the 1998 operating earnings to 1997 was also impacted by the increase in the allowance for doubtful accounts related to a customer that filed for bankruptcy in 1998 and the settlement of litigation matters.

     Segment operating earnings in 1997 including nonrecurring charges were $143.5 million. During 1997, the Automotive Products segment incurred charges of $43.4 million for actions management committed to during the period after concluding an evaluation of certain sales, marketing and distribution activities and information systems relating to year 2000 compliance efforts. The 1997 charges included adjustments to the carrying value of assets of $30.6 million and accruals for obligations for replaced systems and facility consolidations of $12.8 million. Adjustments to the carrying value of assets and accruals were recorded for projects committed to by management. Severance and certain other costs related to projects committed to by management are not expensed until the affected employees are notified. A majority of the consolidations were announced and such costs were accrued and expensed during 1997. The remaining committed but unannounced consolidations did not result in significant additional expenses.

     During 1997, Cooper began negotiations with SMP to exchange the Automotive Products segment's temperature control business for the brake products business owned by SMP. The 1997 nonrecurring charge includes adjustments to the carrying value of the assets of the Automotive Products segment's remanufacturing businesses, including a portion of the temperature control business, which were in the process of being divested. The exchange of the Automotive Products segment's temperature control business for the brake products business of SMP was completed on March 28, 1998. For accounting purposes, the exchange transaction was recorded as the sale of the Automotive Products segment's temperature control business and the purchase of the SMP's brake business. The fair market values of the temperature control business assets were equal to the net book value of the assets after the write-down of the assets in 1997.

     During 1997, the Automotive Products segment also assessed the impact of existing system capabilities to function at the turn of the century. One division implemented a new enterprise system and the other division revised and upgraded existing software to be year 2000 compliant. Where possible, businesses have abandoned homegrown or highly customized applications and purchased year 2000 compliant replacements or upgrades. In some situations, operations within a business abandoned existing software and migrated to consolidated hardware and software that is year 2000 compliant. A $15.1 million charge was recorded in 1997 primarily related to the adjustment in the carrying value of abandoned hardware and software.

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

EARNINGS OUTLOOK

     The following sets forth Cooper's general business outlook for 2000, based on current expectations. The comparative figures for 2000 include the effects of acquisitions made during 1999 and exclude 1999 nonrecurring items.

     Cooper expects revenues and operating earnings for the Electrical Products segment to increase by ten to fifteen percent. Revenues and operating earnings for the Tools & Hardware segment are expected to be relatively unchanged from the prior year.

     The above statements are forward looking, and actual results may differ materially. The above statements are based on a number of assumptions, risks and uncertainties. The primary economic assumptions include, without limitation: (1) modest growth in the domestic economy; (2) a modest improvement in European markets; (3) a modest increase in construction spending worldwide; (4) no significant change in raw material costs; (5) realization of anticipated benefits of cost reduction programs; and (6) no significant adverse changes in the relationship of the U.S. dollar to the currencies of countries in which Cooper does business. The estimates also assume, without limitation, no significant change in competitive conditions and such other risk factors as are discussed from time to time in Cooper's periodic filings with the Securities and Exchange Commission.

PRICING AND VOLUME

     In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

     It is Cooper's judgment that, excluding the year-to-year effects of acquisitions and divestitures, unit volume increased in the Electrical Products segment and decreased in the Tools & Hardware segment in 1999.

     During the three-year period ending in 1999, Cooper was unable to increase prices to fully offset cost increases in selected product offerings in both segments. Cooper has been able to control costs through manufacturing improvements and other actions during this period so that the inability to increase prices has not significantly affected profitability in the segments.

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

     In 1999, operating working capital, as reported in the Consolidated Balance Sheet, increased $135 million. A majority of the increase resulted from recent acquisitions. Operating working capital turnover for 1999 of 4.6 turns declined from 5.0 turns in 1998. Higher operating working capital levels to support consolidation and cost reduction programs in several businesses and the impact of the new business system implementation at one of the electrical product businesses offset the benefits from ongoing improvement programs.

     In 1998, operating working capital increased $97 million, driven by increases in receivables and inventories of $30 million and $49 million, respectively, and a $19 million decrease in accounts payable. Operating working capital turnover for 1998 declined to 5.0 turns from 5.3 turns in 1997. The decline in operating working capital turnover was due to the timing of accounts payable disbursements and a build up of inventories as a result of implementing new business systems. Excluding 1998 acquisition activity, the increase in operating working capital was driven primarily by the timing of accounts payable disbursements.

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

  Cash Flows

     Net cash provided by operating activities in 1999 totaled $402 million. These funds, along with $149 million in cash received from the disposition of the Automotive Products segment, $31 million in cash received from the exercise of stock options and a net increase in debt of $182 million were used to fund capital expenditures of $166 million, acquisitions of $435 million, share repurchases of $44 million and dividends of $124 million.

     Net cash provided by continuing operating activities in 1998 totaled $333 million as cash generated from earnings was more than sufficient to offset increases in operating working capital. These funds, along with the $1.9 billion in proceeds from the Automotive Products segment sale and cash received from the exercise of stock options of $42 million were used to fund acquisitions of $294 million, capital expenditures of $142 million, dividends of $149 million, acquisitions of treasury stock of $1,348 million and a net reduction in total debt of $347 million.

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

     Cooper currently anticipates a continuation of its long-term ability to annually generate in excess of $200 million in cash flow available for acquisitions, debt repayment and common stock repurchases. The preceding sentence contains forward-looking information, and actual results may differ materially. The statement is based on certain assumptions risks and uncertainties, including no significant change in the composition of Cooper's business segments, no material change in the amount of revenues and no significant adverse changes in the relationship of the U.S. dollar to the currencies of countries in which Cooper does business. The statement also assumes, without limitation, no significant change in competitive conditions and such other risk factors as are discussed from time to time in Cooper's periodic filings with the Securities and Exchange Commission.

     In connection with accounting for purchase business combinations, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired businesses into existing Cooper operations. At December 31, 1999, Cooper had accruals totaling $10.8 million related to these activities. Cash flows from operating activities for each of the three years in the period ended December 31, 1999, is reduced by the amounts expended on the various accruals established in connection with each acquisition. Cooper spent $4.8 million, $5.7 million and $4.9 million in 1999, 1998 and 1997, respectively. See Note 6 of the Notes to Consolidated Financial Statements for further information.

  Debt

     During 1996, Cooper filed a shelf registration statement for $300 million of medium-term notes and issued $50 million of five-year notes. During 1998, Cooper issued the remaining $250 million of five-year notes at an average interest rate of 6.2% under the existing shelf registration statement. During 1999, Cooper completed a shelf registration statement to issue up to $500 million of debt securities. At December 31, 1999, all $500 million of the shelf registration was available to be issued.

     During 1997, Cooper called for redemption its 7.05% Convertible Subordinated Debentures. Cooper retired all $690 million of the outstanding debentures. Of these debentures, a total of $610 million was converted to approximately 14.8 million shares of Cooper Common stock and approximately $80 million was redeemed for cash.

     Cooper has targeted a 35% to 45% debt-to-total capitalization ratio and intends to utilize cash flows to maintain a minimum debt-to-capitalization ratio of approximately 35%. Excess cash will be utilized to purchase shares of Cooper's Common stock or fund acquisitions. The ratio of debt-to-total capitalization was 38.4%, 36.5% and 35.4% at year-end 1999, 1998 and 1997, respectively.

  Capital Expenditures and Commitments

     Capital expenditures on projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand product capacity were $166 million in 1999, $142 million in 1998 and $117 million in 1997. Capital expenditures for 1999 and 1998 included significant expenditures for new systems implementations. Projected capital expenditures for 2000 are anticipated to exceed 1999 expenditures by approximately 25%. The projected high level of capital expenditures in 2000 results from two large manufacturing facilities in Mexico that are currently under construction. The 2000 anticipated capital spending represents approximately 54% for various cost-reduction and capacity-maintenance projects, including machinery and equipment modernization and enhancement and computer hardware and software projects; 14% for capacity expansion; 7% related to environmental matters; and 25% for other items.

INTEREST RATE AND FOREIGN CURRENCY RISK

     Changes in interest rates and foreign currency exchange rates affect Cooper's earnings and cash flows. In certain countries where Cooper has significant investments and where practical, debt is either borrowed in the local functional currency or foreign currency forward contracts are entered into to, in effect, exchange U.S. dollar denominated debt into local functional currency debt. Borrowing in local functional currencies reduces the cash flow risk as a significant portion of cash flows generated by the operations are utilized to pay interest and principal on the debt and generally results in favorable local tax considerations. The earnings risk is also reduced since interest expense is in the same currency as the operating earnings that are generated.

     Cooper uses forward foreign currency exchange contracts to reduce the risk associated with changes in the exchange rates for firm commitments, where a product is manufactured or purchased in one country and sold or consumed in the manufacturing process in another country. Cooper's policy is to hedge firm commitments to eliminate this risk if natural hedges do not exist. Substantially all forward contracts expire within one year. Cooper believes that the effects of currency movements on the respective underlying hedged transactions offset any gain or loss on forward exchange contracts.

     The table below provides information about Cooper's financial instruments at December 31, 1999 that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates and weighted average interest rates for debt obligations.

                                 2000     2001      2002       2003       2004      THEREAFTER     TOTAL
                                 ----     -----     -----     ------     ------     ----------     ------
                                                     (IN MILLIONS, WHERE APPLICABLE)
Long-term debt:
  Fixed rate...................  $1.6     $51.8     $61.0     $153.8     $  0.5       $349.8       $618.5
  Average interest rate........   6.3%      6.3%      6.4%       6.5%       6.5%         6.5%         6.3%
  Variable rate................  $0.5     $ 0.5     $ 0.5     $  0.5     $220.5       $ 55.6       $278.1
  Average interest rate........   6.1%      6.1%      6.1%       6.1%       5.9%         5.0%         6.1%

     Information about Cooper's foreign currency forward contracts in excess of $5 million at December 31, 1999 is presented below. The contracts mature during 2000. The notional amount is used to calculate the contractual payments to be exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

                                                                           2000
                                                              -------------------------------
                                                              (IN MILLIONS, WHERE APPLICABLE)
U.S. Dollar Functional Currency
-------------------------------
Sell U.S. Dollars/Buy German Deutschemark
  Notional amount...........................................               $6.1
  Average contract rate.....................................                .52

     The table below provides information about Cooper's financial instruments at December 31, 1998 that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates and weighted average interest rates for debt obligations.

                                 1999      2000      2001      2002       2003      THEREAFTER     TOTAL
                                 ----     ------     -----     -----     ------     ----------     ------
                                                     (IN MILLIONS, WHERE APPLICABLE)
Long-term debt:
  Fixed rate...................  $2.3     $  1.2     $51.1     $60.7     $153.2       $348.7       $617.2
  Average interest rate........   6.3%       6.3%      6.4%      6.4%       6.5%         6.6%         6.4%
  Variable rate................  $4.0     $100.5     $ 0.5     $ 0.5     $  0.9       $ 57.2       $163.6
  Average interest rate........   5.3%       5.3%      5.4%      5.3%       5.3%         5.4%         5.3%

     The table below provides information about Cooper's foreign currency forward contracts in excess of $5 million at December 31, 1998. The contracts matured during 1999. The table presents the notional amounts and weighted average exchange rates. These notional amounts are used to calculate the contractual payments exchanged under the contracts. All amounts are presented in U.S. dollar equivalents.

                                                                           1999
                                                              -------------------------------
                                                              (IN MILLIONS, WHERE APPLICABLE)
U.S. Dollar Functional Currency
-------------------------------
Buy German Deutschemark/Sell U.S. Dollars
  Notional amount...........................................              $132.2
  Average contract rate.....................................                 .61
Sell German Deutschemark/Buy U.S. Dollars
  Notional amount...........................................              $162.3
  Average contract rate.....................................                 .60
Buy Pounds Sterling/Sell U.S. Dollars
  Notional amount...........................................              $107.8
  Average contract rate.....................................                1.65
Sell Pounds Sterling/Buy U.S. Dollars
  Notional amount...........................................              $175.3
  Average contract rate.....................................                1.66
Canadian Dollar Functional Currency
-----------------------------------
Buy U.S. Dollars/Sell Canadian Dollars
  Notional amount...........................................              $ 18.4
  Average contract rate.....................................                 .65
German Deutschemark Functional Currency
---------------------------------------
Sell Pounds Sterling/Buy German Deutschemark
  Notional amount...........................................              $  7.8
  Average contract rate.....................................                 .61

     See Note 15 of Notes to Consolidated Financial Statements for additional information regarding the fair value of Cooper's financial instruments.

                      RECENTLY ISSUED ACCOUNTING STANDARDS

     See Note 1 of Notes to Consolidated Financial Statements.

                              REPORT OF MANAGEMENT

     The management of Cooper Industries is responsible for the preparation, integrity and fair presentation of the accompanying Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management. Management also prepared the other information included in the 2000 Proxy Statement and is responsible for its accuracy and consistency with the Consolidated Financial Statements.

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

     Cooper maintains a system of internal control designed to provide reasonable assurance to Cooper's management and Board of Directors that assets are safeguarded against loss; transactions are authorized, executed and recorded in accordance with management's instructions; and accounting records are reliable for preparing published financial statements. The system of internal control includes: a documented organizational structure and division of responsibility; regular management review of financial performance and internal control activities; comprehensive written policies and procedures (including a code of conduct to foster a sound ethical climate) that are communicated throughout Cooper; and the careful selection, training and development of employees. Cooper's internal audit department monitors the operation of the internal control system and reports findings and recommendations to management and the Audit Committee of the Board of Directors. Prompt corrective action is taken to address control deficiencies and other opportunities for improving the internal control system.

     The Audit Committee of the Board of Directors, which is composed entirely of directors who are not employees of Cooper, meets periodically with management, the independent auditors, and the director of internal audit to discuss the adequacy of internal control and to review accounting, reporting, auditing and other internal control matters. The internal and independent auditors have unrestricted access to the Audit Committee.


/s/ H. John Riley, Jr.                         /s/ D. Bradley McWilliams
H. John Riley, Jr.                             D. Bradley McWilliams
Chairman, President and                        Senior Vice President and
Chief Executive Officer                        Chief Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cooper Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Cooper Industries, Inc. as of December 31, 1999 and 1998, and the related consolidated income statements and statements of shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Industries, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                    /s/ Ernst & Young LLP

Houston, Texas
January 27, 2000

                            COOPER INDUSTRIES, INC.

                         CONSOLIDATED INCOME STATEMENTS

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 1999         1998         1997
                                                              ----------   ----------   ----------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................   $3,868.9     $3,651.2     $3,415.6
Cost of sales...............................................    2,603.4      2,447.1      2,281.6
Selling and administrative expenses.........................      640.9        616.4        580.5
Goodwill amortization.......................................       47.1         43.8         32.4
Nonrecurring gains..........................................         --       (135.2)       (93.0)
Nonrecurring charges........................................        3.7         53.6         40.5
Interest expense, net.......................................       55.2        101.9         90.4
                                                               --------     --------     --------
     Income from continuing operations before income
      taxes.................................................      518.6        523.6        483.2
Income taxes................................................      186.7        187.7        173.2
                                                               --------     --------     --------
     Income from continuing operations......................      331.9        335.9        310.0
Income from discontinued operations, net of income taxes....         --         87.1         84.6
                                                               --------     --------     --------
          Net income........................................   $  331.9     $  423.0     $  394.6
                                                               ========     ========     ========
Income per Common share
  Basic:
     Income from continuing operations......................   $   3.53     $   2.97     $   2.64
     Income from discontinued operations....................         --          .77          .72
                                                               --------     --------     --------
          Net income........................................   $   3.53     $   3.74     $   3.36
                                                               ========     ========     ========
  Diluted:
     Income from continuing operations......................   $   3.50     $   2.93     $   2.57
     Income from discontinued operations....................         --          .76          .69
                                                               --------     --------     --------
          Net income........................................   $   3.50     $   3.69     $   3.26
                                                               ========     ========     ========
Cash dividends per Common share.............................   $   1.32     $   1.32     $   1.32
                                                               ========     ========     ========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1999        1998
                                                              ---------   ---------
                                                                  (IN MILLIONS)
                                      ASSETS

Cash and cash equivalents...................................  $    26.9   $    20.4
Receivables.................................................      740.3       626.4
Inventories.................................................      569.3       533.3
Deferred income taxes and other current assets..............      130.1       237.2
                                                              ---------   ---------
          Total current assets..............................    1,466.6     1,417.3
                                                              ---------   ---------
Property, plant and equipment, less accumulated
  depreciation..............................................      768.0       710.5
Goodwill, less accumulated amortization.....................    1,739.0     1,470.7
Deferred income taxes and other noncurrent assets...........      169.8       180.6
                                                              ---------   ---------
          Total assets......................................  $ 4,143.4   $ 3,779.1
                                                              =========   =========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt.............................................  $   191.2   $   118.1
Accounts payable............................................      393.4       378.7
Accrued liabilities.........................................      492.5       467.6
Accrued income taxes........................................        6.6          --
Current maturities of long-term debt........................        2.1         6.3
                                                              ---------   ---------
          Total current liabilities.........................    1,085.8       970.7
                                                              ---------   ---------
Long-term debt..............................................      894.5       774.5
Postretirement benefits other than pensions.................      224.4       237.3
Other long-term liabilities.................................      195.6       233.0
                                                              ---------   ---------
          Total liabilities.................................    2,400.3     2,215.5
                                                              ---------   ---------
Common stock, $5.00 par value...............................      615.0       615.0
Capital in excess of par value..............................      671.7       674.0
Retained earnings...........................................    1,998.1     1,790.0
Common stock held in treasury, at cost......................   (1,449.3)   (1,444.8)
Unearned employee stock ownership plan compensation.........      (23.0)      (40.6)
Accumulated other non-owner changes in equity...............      (69.4)      (30.0)
                                                              ---------   ---------
          Total shareholders' equity........................    1,743.1     1,563.6
                                                              ---------   ---------
          Total liabilities and shareholders' equity........  $ 4,143.4   $ 3,779.1
                                                              =========   =========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1999       1998       1997
                                                              -------   ---------   -------
                                                                      (IN MILLIONS)
Cash flows from operating activities:
  Net income................................................  $ 331.9   $   423.0   $ 394.6
  Less: income from discontinued operations.................       --       (87.1)    (84.6)
                                                              -------   ---------   -------
  Income from continuing operations.........................    331.9       335.9     310.0
  Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization..........................    147.6       137.5     122.0
     Deferred income taxes..................................     60.0        12.4      (6.6)
     Gain on sales of marketable equity securities and DECS
      exchange..............................................       --      (135.2)    (23.2)
     Gain on disposition of Kirsch..........................       --          --     (69.8)
     Changes in assets and liabilities:(1)
       Receivables..........................................    (47.5)        1.9     (40.6)
       Inventories..........................................     (5.2)      (31.1)    (17.6)
       Accounts payable and accrued liabilities.............    (25.9)       18.8      53.9
       Accrued income taxes.................................      4.6        (6.9)      3.1
       Other assets and liabilities, net....................    (63.6)       (0.4)     (6.5)
                                                              -------   ---------   -------
          Net cash provided by operating activities.........    401.9       332.9     324.7
                                                              -------   ---------   -------
Cash flows from investing activities:
  Proceeds from disposition of businesses...................    149.1     1,900.0     216.0
  Cash paid for acquired businesses.........................   (434.6)     (293.7)   (366.4)
  Capital expenditures......................................   (165.8)     (142.4)   (117.3)
  Purchase of TLG plc common stock..........................       --       (42.4)       --
  Proceeds from sales of marketable equity securities.......       --        44.9        --
  Proceeds from sales of property, plant and equipment......     11.2         5.9       5.2
                                                              -------   ---------   -------
          Net cash provided by (used in) investing
            activities......................................   (440.1)    1,472.3    (262.5)
                                                              -------   ---------   -------
Cash flows from financing activities:
  Proceeds from issuances of debt...........................    250.9     1,220.7     564.7
  Repayments of debt........................................    (69.0)   (1,567.8)   (351.8)
  Acquisition of treasury shares............................    (44.0)   (1,348.1)   (191.5)
  Dividends.................................................   (124.4)     (148.8)   (157.4)
  Activity under employee stock plans and other.............     30.7        41.7      15.6
                                                              -------   ---------   -------
          Net cash provided by (used in) financing
            activities......................................     44.2    (1,802.3)   (120.4)
                                                              -------   ---------   -------
Cash provided by (used in) discontinued operations..........       --       (12.2)     74.2
Effect of exchange rate changes on cash and cash
  equivalents...............................................      0.5        (0.6)     (1.8)
                                                              -------   ---------   -------
Increase (decrease) in cash and cash equivalents............      6.5        (9.9)     14.2
Cash and cash equivalents, beginning of year................     20.4        30.3      16.1
                                                              -------   ---------   -------
Cash and cash equivalents, end of year......................  $  26.9   $    20.4   $  30.3
                                                              =======   =========   =======

---------------

(1) Net of the effects of acquisitions, divestitures and translation.

     The Notes to Consolidated Financial Statements are an integral part of these statements. See Note 16 for information on noncash investing and financing activities.

                            COOPER INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                       CAPITAL                              UNEARNED      ACCUMULATED
                                                      IN EXCESS                          EMPLOYEE STOCK    NON-OWNER
                                             COMMON    OF PAR     RETAINED   TREASURY    OWNERSHIP PLAN   CHANGES IN
                                             STOCK      VALUE     EARNINGS     STOCK      COMPENSATION      EQUITY        TOTAL
                                             ------   ---------   --------   ---------   --------------   -----------   ---------
                                                                                (IN MILLIONS)
BALANCE DECEMBER 31, 1996..................  $540.2    $150.1     $1,275.3   $      --       $(92.9)        $ 94.5      $ 1,967.2
                                                                                                                        ---------
  Net income...............................                          394.6                                                  394.6
  Minimum pension liability adjustment.....                                                                   23.6           23.6
  Translation adjustment...................                                                                   (4.2)          (4.2)
  Decrease in unrealized gain on
    investments in marketable equity
    securities.............................                                                                   (9.1)          (9.1)
  Reclassification to realized gain........                                                                  (14.4)         (14.4)
                                                                                                                        ---------
    Net income and other non-owner changes
       in equity...........................                                                                                 390.5
                                                                                                                        ---------
  Common stock dividends...................                         (157.4)                                                (157.4)
  Conversion of 7.05% Convertible
    Subordinated debentures................   73.9      536.3                                                               610.2
  Purchase of treasury shares..............                                     (191.5)                                    (191.5)
  Stock issued under employee stock
    plans..................................    0.7       (7.5)                    40.9                                       34.1
  ESOP shares allocated....................                                                    26.4                          26.4
  Other activity...........................    0.2        0.9          2.0         0.9                                        4.0
                                             -----    --------    --------   ---------   ----------       --------      ---------
BALANCE DECEMBER 31, 1997..................  615.0      679.8      1,514.5      (149.7)       (66.5)          90.4        2,683.5
                                                                                                                        ---------
  Net income...............................                          423.0                                                  423.0
  Minimum pension liability adjustment.....                                                                   (1.1)          (1.1)
  Translation adjustment...................                                                                   (8.4)          (8.4)
  Decrease in unrealized gain on
    investments in marketable equity
    securities.............................                                                                  (26.0)         (26.0)
  Reclassification to realized gain........                                                                  (84.9)         (84.9)
                                                                                                                        ---------
    Net income and other non-owner changes
       in equity...........................                                                                                 302.6
                                                                                                                        ---------
  Common stock dividends...................                         (148.8)                                                (148.8)
  Purchase of treasury shares..............                                   (1,348.1)                                  (1,348.1)
  Stock issued under employee stock
    plans..................................              (6.3)                    50.0                                       43.7
  ESOP shares allocated....................                                                    25.9                          25.9
  Other activity...........................               0.5          1.3         3.0                                        4.8
                                             -----    --------    --------   ---------   ----------       --------      ---------
BALANCE DECEMBER 31, 1998..................  615.0      674.0      1,790.0    (1,444.8)       (40.6)         (30.0)       1,563.6
                                                                                                                        ---------
  Net income...............................                          331.9                                                  331.9
  Minimum pension liability adjustment.....                                                                    1.1            1.1
  Translation adjustment...................                                                                  (40.5)         (40.5)
                                                                                                                        ---------
    Net income and other non-owner changes
       in equity...........................                                                                                 292.5
                                                                                                                        ---------
  Common stock dividends...................                         (124.4)                                                (124.4)
  Purchase of treasury shares..............                                      (44.0)                                     (44.0)
  Stock issued under employee stock
    plans..................................              (1.6)                    37.2                                       35.6
  ESOP shares allocated....................                                                    17.6                          17.6
  Other activity...........................              (0.7)         0.6         2.3                                        2.2
                                             -----    --------    --------   ---------   ----------       --------      ---------
BALANCE DECEMBER 31, 1999..................  $615.0    $671.7     $1,998.1   $(1,449.3)      $(23.0)        $(69.4)     $ 1,743.1
                                             =====    ========    ========   =========   ==========       ========      =========

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

INVENTORIES: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 69% of inventories at December 31, 1999 and 1998 were carried on the last-in, first-out (LIFO) method. The remaining inventories, which are primarily located outside the United States, are carried on the first-in, first-out (FIFO) method.

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

GOODWILL: With minor exceptions, goodwill is amortized over 40 years from the respective acquisition dates. At each balance sheet date presented, management reviews the carrying value of long-lived assets and goodwill at the lowest level feasible whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If this review indicates that the carrying amount will not be recoverable, as determined based on undiscounted cash flows over the remaining amortization periods, an impairment loss is recognized. The impairment loss equals the excess of the carrying amount over the fair value of the asset. The fair value of the asset is based on prices for similar assets, if available, or discounted cash flows.

DERIVATIVE FINANCIAL INSTRUMENTS: On a recurring basis, foreign currency forward exchange contracts and commodity contracts are entered into to reduce risks of adverse changes in foreign exchange rates and commodity prices. All contracts are hedges with the gain or loss on the contract recognized in the same period and in the same category of income or expense as the underlying hedged transaction. Cooper does not enter into speculative derivative transactions. Due to the short term of the contracts and a restrictive policy, contract terminations are rare and insignificant events which are accounted for through income in the period they occur. Cooper currently is not a party to any interest rate swap agreements used to manage its interest rate risk. Cooper's policy is to recognize the interest rate differential to be received or paid over the lives of the interest rate swap as an adjustment to interest expense.

REVENUE RECOGNITION: Cooper recognizes sales when products are shipped. Accruals for sales returns and other allowances are provided at the time of shipment based upon experience.

COMMON STOCK BASED COMPENSATION: Cooper follows the intrinsic value method of accounting for stock based compensation plans as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 requires that all derivatives be recognized as assets and liabilities and measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and early adoption is permitted. Cooper is currently evaluating the effects of the new standard. Cooper does not anticipate that the new standard will have an impact on net income. However, the new standard requirement to

                            COOPER INDUSTRIES, INC.

mark to market certain of Cooper's financial instruments utilized to hedge currency and commodity price risks will result in fluctuations in the fair value being included in shareholders' equity, net of tax. Due to Cooper's policies regarding financial instruments, it is not likely that the adoption of the new standard will have a significant effect on Cooper's Consolidated Balance Sheets.

NOTE 2: NONRECURRING ITEMS AND UNUSUAL ITEMS

     During the past three years Cooper has been transitioning into a business focused on higher growth and less volatile businesses concentrated in electrical products and tools and hardware. On May 30, 1997, Cooper completed the sale of its Kirsch window treatment division, a business that was underperforming and did not fit with the core electrical products and tools and hardware businesses. On October 9, 1998, Cooper completed the sale of its Automotive Products segment (Note 18). In addition, over the past three years, Cooper has been realigning its product lines and operations and positioning itself to compete more efficiently in the global markets.

     In 1994, Cooper sold its Cameron Forged Products business to Wyman-Gordon Corporation ("Wyman-Gordon") and received Wyman-Gordon common stock as part of the consideration. In 1995, the Wyman-Gordon common stock was monetized through the issuance of DECS(SM) (Debt Exchangeable for Common Stock) (Note 10). Cooper realized gains from the sale of Cooper's marketable equity securities of Wyman-Gordon and the DECS monetization during 1998 and 1997.

     In 1998, Cooper initiated an acquisition of TLG plc. The acquisition was not consummated as Cooper could not justify exceeding an offer made by another company. However, Cooper realized a gain from the sale of common stock it had acquired at its offer price (Note 3).

     Nonrecurring gains, before income taxes, during the years ended December 31, 1998 and 1997 were as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                               1998    1997
                                                              ------   -----
                                                              (IN MILLIONS)
DECS(SM) and Wyman-Gordon common stock......................  $132.7   $23.2
TLG plc common stock........................................     2.5      --
Sale of Kirsch..............................................      --    69.8
                                                              ------   -----
                                                              $135.2   $93.0
                                                              ======   =====

     During the fourth quarter of 1998, Cooper announced a voluntary and involuntary severance program and committed to consolidate several facilities. While both the voluntary and involuntary severance programs were announced in 1998, the amount that could be accrued in 1998 was limited to severance relating to personnel actually severed in the fourth quarter and the severance provided by Cooper's written formal policies. During the first quarter of 1999, Cooper completed the voluntary program and accrued an additional $5.8 million primarily representing the voluntary severance program premium over the severance provided under Cooper's established policies. Cooper also accrued $1.5 million related to severance and other costs for facility closures announced during the first quarter of 1999. The additional accruals during 1999 totaled $7.3 million. In addition, during 1999, Cooper reduced legal accruals by $2.8 million related to the favorable settlement of certain litigation concerning lead in mini-blinds and reassessment of the required reserve. Cooper also reached agreement and received $.8 million under an insurance policy related to the unsuccessful offer to acquire TLG plc in 1998. Since the original charge related to the litigation was included as a nonrecurring item in the Tools & Hardware segment and the costs related to TLG plc were reflected as a nonrecurring corporate item, the reversal of the accrual and the reimbursement of the expenses were reflected as nonrecurring items. The net nonrecurring items for 1999 resulted in a $3.7 million charge before income taxes and resulted in an after tax charge of $2.4 million ($.02 per diluted common share).

     In 1998, Cooper recorded a $53.6 million charge for nonrecurring and unusual items. Cooper completed its formal annual review of each of its operations in the fourth quarter of 1998 and developed plans to strengthen the competitiveness and efficiencies of each operation. In addition to the specific plans for actions of each operation

                            COOPER INDUSTRIES, INC.

committed to by management during the fourth quarter, Cooper also initiated and announced a voluntary and involuntary severance program. Cooper has a formal written severance policy for salaried personnel, and in certain operations, contractual severance obligations for hourly personnel. While both the voluntary and involuntary severance programs were announced in 1998, the amount that could be accrued in 1998 was limited to severance relating to personnel actually severed in the fourth quarter and the severance provided by established written policies. Cooper accrued a total of $26.4 million in severance in the fourth quarter of 1998.

     Cooper also recorded a charge of $11.1 million for impairment of the assets of two electrical product lines. Market conditions, including increased competition from imports, had reduced the profitability of both of these product lines to negative amounts. Due to the inability to recover the investments on an undiscounted cash flow basis, the long-lived assets were written down to the estimated fair market value based on prices for similar assets. Cooper also recorded $16.1 million in other charges, including facility exit costs. In addition to hourly and certain voluntary and involuntary salaried severance, considerable facility exit costs cannot be accrued until the closing of a facility is announced and the costs are incurred. The charges in 1998 when combined with the nonrecurring gains result in a net $53.0 million after income taxes ($.46 per diluted common share) of nonrecurring and unusual items included in income from continuing operations.

     See "Nonrecurring Income and Expenses" in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information related to the 1999 and 1998 severance and facility consolidation charges including spending, number of employees terminated and remaining accrual balances.

     In 1997, Cooper incurred charges of $40.5 million for actions management committed to during the period after concluding an evaluation of geographic manufacturing and distribution facilities within the Tools & Hardware segment and information systems relating to year 2000 compliance efforts. The 1997 charges include impairment in the carrying value of assets and abandonment of assets of $24.2 million and accruals for continuing obligations for replaced systems and facility consolidations of $16.3 million. The nonrecurring gains in 1997, combined with nonrecurring charges and a $6.1 million income tax benefit related to the settlements of certain state income tax matters (See Note 11), resulted in a net nonrecurring gain of $39.1 million after income taxes ($.32 per diluted share) being included in income from continuing operations.

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

     During 1997, Cooper also assessed the ability of existing information system capabilities to function at the turn of the century. Three of Cooper's divisions implemented new enterprise systems with the remaining divisions modifying or replacing existing software. Where possible, businesses abandoned home-grown or highly customized applications with purchased, year 2000 compliant replacements or upgrades. In some situations, operations within a business abandoned existing software and migrated to consolidated hardware and software that was year 2000 compliant. Where these solutions were not possible, businesses either contracted with third parties or committed internal resources to ensure that all major systems were year 2000 compliant. Of the 1997 total charge, $28.5 million related to the adjustment in the carrying value of abandoned hardware and software and liabilities related to hardware and software.

NOTE 3: ACQUISITIONS AND DIVESTITURES

     In 1999, Cooper completed eight acquisitions in its Electrical Products segment and two small acquisitions in its Tools & Hardware segment. The acquisitions include two businesses in the United Kingdom and a business in France that expand the product offerings of the Cooper European based division, three domestic lighting businesses and four other small product-line acquisitions. The acquisitions had an aggregate cost of $443.8 million. A total of $338.2 million in goodwill was recorded, on a preliminary basis, with respect to the acquisitions.

     In 1998, Cooper completed one large acquisition, ten small product-line acquisitions and the divestiture of the Automotive Products segment. Seven acquisitions were in the Tools & Hardware segment and four were in the

                            COOPER INDUSTRIES, INC.

Electrical Products segment. In March 1998, the Company acquired INTOOL for a total cost of $227.2 million. INTOOL manufactures and sells pneumatic and electric assembly tools, precision-drilling equipment, fastening systems and portable and fixed mounted tools used in industrial, automotive, aerospace and energy markets. The ten small product line acquisitions had an aggregate cost of $67.6 million. A total of $245.7 million in goodwill was recorded, including an additional $10.5 million in 1999, with respect to the acquisitions. On October 9, 1998, Cooper completed the sale of its Automotive Products segment for $1.9 billion (See Note 18).

     On September 4, 1998, Cooper announced its offer to acquire TLG plc in a transaction valued at approximately $535 million. On September 28, 1998, Cooper announced that its offer to acquire TLG plc had expired and would not be extended due to a rival bid made to acquire TLG plc for approximately $585 million. During the third quarter of 1998, Cooper acquired common stock of TLG plc for $42.4 million. The common stock was tendered to the rival bidder in October 1998. Cooper realized a gain of approximately $1.6 million after income taxes in the fourth quarter of 1998 from the sale of the common stock.

     In 1997, Cooper completed one large acquisition, five small product-line acquisitions and the divestiture of Kirsch. In December 1997, Cooper acquired Menvier-Swain Group plc ("Menvier") for a total cost of approximately $274.5 million. Menvier manufactures and markets emergency lighting, fire detection and security systems, primarily in Europe. The five small product line acquisitions had an aggregate cost of $164.1 million. A total of $343.8 million of goodwill was recorded with respect to the acquisitions. All acquisitions were in the Electrical Products segment. On May 30, 1997, Cooper completed the sale of its Kirsch window treatment division for $216 million. For the five months ended May 30, 1997, Kirsch had revenues of $97.4 million and operating earnings of $4.8 million. Kirsch was part of the Tools & Hardware segment.

     The acquisitions have been accounted for as purchases and the results of the acquisitions are included in Cooper's consolidated income statements since the respective acquisition dates. The pro forma net income and earnings per share for 1999, 1998 and 1997, assuming the acquisitions had been made at the beginning of each year, would not be materially different from reported net income and earnings per share.

NOTE 4: INVENTORIES

                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
                                                               (IN MILLIONS)
Raw materials...............................................  $196.9   $213.4
Work-in-process.............................................   133.6    114.7
Finished goods..............................................   299.5    275.6
Perishable tooling and supplies.............................    20.1     21.0
                                                              ------   ------
                                                               650.1    624.7
Excess of current standard costs over LIFO costs............   (80.8)   (91.4)
                                                              ------   ------
          Net inventories...................................  $569.3   $533.3
                                                              ======   ======

                            COOPER INDUSTRIES, INC.

NOTE 5: PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                 (IN MILLIONS)
Property, plant and equipment:
  Land and land improvements................................  $   51.6   $   56.7
  Buildings.................................................     356.0      367.3
  Machinery and equipment...................................     731.7      716.3
  Tooling, dies and patterns................................     168.0      151.8
  All other.................................................     267.6      227.7
  Construction in progress..................................     117.7      110.0
                                                              --------   --------
                                                               1,692.6    1,629.8
  Accumulated depreciation..................................    (924.6)    (919.3)
                                                              --------   --------
                                                              $  768.0   $  710.5
                                                              ========   ========
  Goodwill..................................................  $2,143.6   $1,830.4
  Accumulated amortization..................................    (404.6)    (359.7)
                                                              --------   --------
                                                              $1,739.0   $1,470.7
                                                              ========   ========

NOTE 6: ACCRUED LIABILITIES

                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
                                                               (IN MILLIONS)
Salaries, wages and employee benefit plans..................  $201.2   $187.7
Product and environmental liability accruals................    48.2     61.8
Commissions and customer incentives.........................    36.0     32.1
Facility integration of acquired businesses.................    10.8     15.6
Other (individual items less than 5% of total current
  liabilities)..............................................   196.3    170.4
                                                              ------   ------
                                                              $492.5   $467.6
                                                              ======   ======

     At December 31, 1999, Cooper had accruals of $18.3 million with respect to potential product liability claims and $56.9 million with respect to potential environmental liabilities, including $27.0 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

     The product liability accrual consists of $4.2 million of known claims with respect to ongoing operations, $9.3 million of known claims for previously divested operations and $4.8 million which represents an estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper has insurance coverage for individual 1999 claims above $3.0 million.

     Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $11.8 million related to sites owned by Cooper and $45.1 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a potentially responsible party. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties.

     It has been Cooper's consistent practice to include the entire product liability accrual and a significant portion of the environmental liability accrual as current liabilities, although only approximately 10-20% of the balance

                            COOPER INDUSTRIES, INC.

classified as current is normally spent on an annual basis. The annual effect on earnings for product liability is essentially equal to the amounts disbursed. In the case of environmental liability, the annual expense is considerably smaller than the disbursements, since the vast majority of Cooper's environmental liability has been recorded in connection with acquired companies. The change in the accrual balances from year to year reflects the effect of acquisitions and divestitures as well as normal expensing and funding.

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

                                                              1999    1998    1997
                                                              -----   -----   -----
                                                                  (IN MILLIONS)
ACTIVITY DURING EACH YEAR:
Balance, beginning of year..................................  $15.6   $ 6.2   $14.8
Spending....................................................   (4.8)   (5.7)   (4.9)
Kirsch disposition..........................................     --      --    (0.4)
Reclassifications...........................................     --      --    (4.0)
Acquisitions -- initial allocation..........................    1.2     9.9     1.4
Acquisitions -- final allocation adjustment.................   (0.3)    5.2    (0.1)
Translation.................................................   (0.9)     --    (0.6)
                                                              -----   -----   -----
Balance, end of year........................................  $10.8   $15.6   $ 6.2
                                                              =====   =====   =====
BALANCE BY CATEGORY OF ACCRUAL:
Plant shut-down and realignment.............................  $ 9.5   $13.4   $ 5.8
Facility relocations and severance..........................    0.3     0.1     0.4
Other realignment and integration...........................    1.0     2.1      --
                                                              -----   -----   -----
                                                              $10.8   $15.6   $ 6.2
                                                              =====   =====   =====

     Plant shut-down and realignment includes the costs to terminate personnel, shut down the facilities, terminate leases and similar costs. The spending related primarily to downsizing and consolidating facilities. Facility relocations and severance includes costs to consolidate sales and marketing operations of the acquired companies into Cooper operations, termination costs of redundant personnel and shut-down costs of redundant warehouses and the acquired companies' headquarters. Other realignment and integration costs includes costs to exit product lines and miscellaneous costs.

     During the three years ended December 31, 1999, accruals reversed to income were insignificant. Reclassifications in 1997 were related to lease obligations on closed facilities reclassified to other accrued liabilities. The 1998 acquisitions-initial allocation amount primarily relates to the INTOOL acquisition. Acquisitions-final allocation adjustment represents adjustments to goodwill for finalization of the purchase price allocations recorded in the previous year. The 1998 acquisitions-final allocation adjustment is due to the acquisition of Menvier in December 1997. The Menvier acquisition had insignificant accruals for terminations and no significant individual exit plan costs were accrued. Substantially all spending related to these accruals represented cash outlays by Cooper.

                            COOPER INDUSTRIES, INC.

NOTE 7: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
                                                               (IN MILLIONS)
6.35%* commercial paper maturing at various dates through
  February 2000.............................................  $220.0   $100.0
6.41%-6.97% second series medium-term notes, due through
  2010......................................................   302.1    302.1
5.78%-6.45% third series medium-term notes, due through
  2008......................................................   300.0    300.0
5.65%* Pound Sterling notes payable maturing at various
  dates through 2005........................................    27.9     29.3
ESOP notes, due 1999........................................      --      3.5
Other.......................................................    46.6     45.9
                                                              ------   ------
                                                               896.6    780.8
Current maturities..........................................    (2.1)    (6.3)
                                                              ------   ------
Long-term portion...........................................  $894.5   $774.5
                                                              ======   ======

---------------

* Weighted average interest rates at December 31, 1999. The weighted average interest rates on commercial paper and Pound Sterling bank loans and notes were 5.6% and 6.41%, respectively, at December 31, 1998.

     Cooper has U.S. committed credit facilities of $1,165 million, $665 million of which expires in 2000 and $500 million expires in 2004. At December 31, 1999, Cooper had $816.2 million of its $1,165 million U.S. committed credit facilities available, after considering commercial paper backup. At December 31, 1998, $866.1 million of its total $1.0 billion U.S. committed credit facilities was available after considering commercial paper backup. The agreements for the credit facilities require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt-to-total capitalization ratio.

     During 1999, Cooper completed a shelf registration statement to issue up to $500 million of debt securities. At December 31, 1999, all $500 million of the shelf registration was available to be issued.

     Interest rates on Cooper's commercial paper and U.S. bank loans were generally 2.85% and 2.8% below the U.S. prime rate during 1999 and 1998, respectively. Total interest paid during 1999, 1998 and 1997 was $63 million, $100 million and $107 million, respectively. No interest expense has been allocated to discontinued operations.

     Commercial paper of $220 million and $100 million at December 31, 1999 and 1998, respectively, was reclassified to long-term debt reflecting Cooper's intention to refinance these amounts during the twelve-month period following the balance sheet date through either continued short-term borrowing or utilization of available credit facilities.

     The floating-rate ESOP notes were indebtedness of Cooper's ESOP. Cooper guaranteed the payment of the ESOP notes; accordingly, the notes were reported as Cooper's debt at December 31, 1998 (See Note 13). The ESOP notes were repaid during 1999.

     Maturities of long-term debt for the five years subsequent to December 31, 1999 are $2.1 million, $52.3 million, $61.5 million, $154.3 million and $221.0 million, respectively. The future net minimum lease payments under capital leases and obligations under operating leases are not significant.

                            COOPER INDUSTRIES, INC.

NOTE 8: COMMON AND PREFERRED STOCK

COMMON STOCK

     At December 31, 1999, 1998 and 1997, 250,000,000 shares of Common stock were authorized of which 94,199,620, 94,248,751 and 120,161,446 shares were issued and outstanding at December 31, 1999, 1998 and 1997, respectively. During the year ended December 31, 1999, Cooper purchased 800,000 shares as treasury stock at an average price of $54.99 per share and 708,270 shares were issued in connection with employee stock plans. During the year ended December 31, 1998, Cooper purchased 26,891,548 shares as treasury stock at an average price of $50.13 per share and 926,770 shares were issued in connection with employee stock plans. During 1997, Cooper issued 14,785,831 shares in exchange for the redemption of the 7.05% Convertible Subordinated Debentures. During the year ended December 31, 1997, Cooper purchased 3,645,017 shares as treasury stock at an average price of $52.54 per share and 813,387 of these shares were issued in connection with employee stock plans. At December 31, 1999, Cooper had 11,357,953 shares reserved for the Dividend Reinvestment Plan, grants and exercises of stock options, performance-based stock awards and subscriptions under the Employee Stock Purchase Plan and other plans.

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

PREFERRED STOCK

     At December 31, 1999 and 1998, Cooper was authorized to issue 1,340,750 shares of Preferred stock with no par value, 10,000,000 shares of $2.00 par value Preferred stock and 2,821,079 shares of $1.00 par value Preferred stock. At December 31, 1999 and 1998, no Preferred shares were issued or outstanding.

NOTE 9: STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

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

                            COOPER INDUSTRIES, INC.

     A summary of the status of Cooper's fixed stock option plans for officers and employees as of December 31, 1999 and activity during the three years ended December 31, 1999 is presented below:

                                            1999                   1998                    1997
                                    --------------------   ---------------------   --------------------
                                                WEIGHTED                WEIGHTED               WEIGHTED
                                                AVERAGE                 AVERAGE                AVERAGE
                                                EXERCISE                EXERCISE               EXERCISE
                                     SHARES      PRICE       SHARES      PRICE      SHARES      PRICE
                                    ---------   --------   ----------   --------   ---------   --------
Outstanding at beginning of
  year............................  2,144,104    $46.52     3,113,077    $43.55    3,189,083    $44.05
Granted...........................  1,018,700    $43.52       968,200    $56.63      974,900    $45.06
Exercised.........................   (286,492)   $39.82    (1,075,905)   $45.00     (491,165)   $41.67
Canceled..........................   (127,711)   $50.13      (861,268)   $49.02     (559,741)   $50.68
                                    ---------              ----------              ---------
Outstanding at end of year........  2,748,601    $45.94     2,144,104    $46.52    3,113,077    $43.55
                                    =========              ==========              =========
Options exercisable at end of
  year............................  1,128,905                 782,509              1,361,573
Options available for grant at end
  of year.........................  3,289,602               4,264,190              4,706,406

                 OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
------------------------------------------------------   ----------------------
                                 WEIGHTED
                    SHARES        AVERAGE     WEIGHTED     SHARES      WEIGHTED
                  OUTSTANDING    REMAINING    AVERAGE    EXERCISABLE   AVERAGE
   RANGE OF           AT        CONTRACTUAL   EXERCISE       AT        EXERCISE
EXERCISE PRICES    12/31/99        LIFE        PRICE      12/31/99      PRICE
---------------   -----------   -----------   --------   -----------   --------
$39.06 - $43.47    1,559,643        7.3        $41.86       568,843     $39.06
$45.06 - $56.63    1,188,958        7.4        $51.30       560,062     $49.44
                   ---------                              ---------
                   2,748,601                              1,128,905
                   =========                              =========

     During 1999, options to purchase 11,000 shares of Common stock were granted to nonemployee directors at an exercise price of $49.03 and options for 4,000 shares were exercised at $14.69 per share. During 1998, options to purchase 11,000 shares of Common stock were granted to nonemployee directors at an exercise price of $63.78 and options for 4,000 shares were exercised at $24.00 per share. During 1997, options to purchase 9,000 shares of Common stock were granted to nonemployee directors at an exercise price of $45.44 and options for 6,000 shares were exercised at $27.13 per share. At December 31, 1999, options under the director plans for 18,000 Common shares were exercisable at $17.31 to $63.78 per share, and 146,800 shares were reserved for future grants.

     Participants in the Employee Stock Purchase Plan receive an option to purchase Common stock at a price that is the lesser of 85% of the market value on the offering date or 85% of the market value on the purchase date. On September 10, 1999, a total of 307,545 shares were sold to employees at $45.68 per share. At December 31, 1999, subscriptions for 640,824 shares of Common stock were outstanding at $44.63 per share or, if lower, 85% of the average market price on September 10, 2001, which is the purchase date. At December 31, 1999, an aggregate of 2,735,428 shares of Common stock were reserved for future issuance.

     Cooper follows the intrinsic value method of accounting for stock-based compensation plans as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no compensation expense is recognized under Cooper's fixed stock option plans or Employee Stock Purchase Plan. Compensation expense of $6.1 million, $6.6 million and $8.2 million was recognized in the consolidated income statements during 1999, 1998 and 1997, respectively for the performance-based stock awards. If compensation expense for all of Cooper's stock-based compensation plans was recognized using the alternative fair value method of accounting under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, net income and earnings per share would have decreased by approximately 2.3% in 1999, 1.6% in 1998 and 1.2% in 1997. The fair value was estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yields of 3.0%, 2.3% and 2.8%, expected volatility of 26.4%, 22.2% and 20.1%, risk free interest rates of 5.0%, 5.6% and 6.4% and expected lives of 7 years in 1999, 1998 and 1997.

                            COOPER INDUSTRIES, INC.

NOTE 10: ACCUMULATED NON-OWNER CHANGES IN EQUITY

                                                              MINIMUM    UNREALIZED    CUMULATIVE
                                                              PENSION      GAIN ON     TRANSLATION
                                                             LIABILITY   INVESTMENTS   ADJUSTMENT     TOTAL
                                                             ---------   -----------   -----------   -------
                                                                              (IN MILLIONS)
Balance December 31, 1996..................................    $(26.4)     $ 134.4       $(13.5)     $  94.5
Current year other non-owner changes in equity.............      23.6        (23.5)        (4.2)        (4.1)
                                                               ------      -------       ------      -------
Balance December 31, 1997..................................      (2.8)       110.9        (17.7)        90.4
Current year other non-owner changes in equity.............      (1.1)      (110.9)        (8.4)      (120.4)
                                                               ------      -------       ------      -------
Balance December 31, 1998..................................      (3.9)          --        (26.1)       (30.0)
Current year other non-owner changes in equity.............       1.1           --        (40.5)       (39.4)
                                                               ------      -------       ------      -------
Balance December 31, 1999..................................    $ (2.8)     $    --       $(66.6)     $ (69.4)
                                                               ======      =======       ======      =======

                                                1999                           1998                           1997
                                     ---------------------------   -----------------------------   ---------------------------
                                     BEFORE      TAX               BEFORE       TAX                BEFORE      TAX
                                      TAX     (EXPENSE)    NET       TAX     (EXPENSE)     NET      TAX     (EXPENSE)    NET
                                     AMOUNT    BENEFIT    AMOUNT   AMOUNT     BENEFIT    AMOUNT    AMOUNT    BENEFIT    AMOUNT
                                     ------   ---------   ------   -------   ---------   -------   ------   ---------   ------
                                                                           (IN MILLIONS)
Minimum pension liability
  adjustment.......................  $ 1.9      $(0.8)    $ 1.1    $ (1.8)     $ 0.7     $ (1.1)   $39.3     $(15.7)    $ 23.6
                                     ------     -----     ------   -------     -----     -------   ------    ------     ------
Decrease in unrealized gain during
  the year.........................     --         --        --     (40.6)      14.6      (26.0)   (14.7)       5.6       (9.1)
Less reclassification adjustment
  for realized gains...............     --         --        --    (132.7)      47.8      (84.9)   (23.2)       8.8      (14.4)
                                     ------     -----     ------   -------     -----     -------   ------    ------     ------
Net unrealized gain on
  investments......................     --         --        --    (173.3)      62.4     (110.9)   (37.9)      14.4      (23.5)
                                     ------     -----     ------   -------     -----     -------   ------    ------     ------
Translation adjustment.............  (62.3)      21.8     (40.5)    (12.9)       4.5       (8.4)    (6.4)       2.2       (4.2)
                                     ------     -----     ------   -------     -----     -------   ------    ------     ------
Other non-owner changes in
  equity........................... $(60.4)     $21.0    $(39.4)  $(188.0)     $67.6    $(120.4)   $(5.0)    $  0.9     $ (4.1)
                                     ======     =====     ======   =======     =====     =======   ======    ======     ======

     In December 1995, Cooper issued 16.5 million DECS at $13.50 which, at maturity, were mandatorily exchangeable into shares of Wyman-Gordon common stock or, at Cooper's option, into cash in lieu of shares. The DECS were a hedge of Cooper's investment in Wyman-Gordon common stock. Prior to redemption, the unrealized gain on the investment in Wyman-Gordon common stock was included in accumulated non-owner changes in equity as an unrealized gain on investments in marketable equity securities, net of tax. Additionally, Cooper's long-term debt included an increase in the market value of Wyman-Gordon common stock related to the DECS. The offset to the debt increase, net of tax, decreased the unrealized gain on investments in marketable equity securities, net of tax.

     During 1997, Cooper exchanged a portion of the DECS for Wyman-Gordon common stock and realized a gain of $23.2 million ($14.4 million after income taxes). The remaining DECS were exchanged for Wyman-Gordon common stock upon redemption in December 1998 resulting in a realized gain of $132.7 million ($84.9 million after income taxes).

                            COOPER INDUSTRIES, INC.

NOTE 11: INCOME TAXES

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1999     1998     1997
                                                              ------   ------   ------
                                                              (IN MILLIONS, EXCEPT FOR
                                                                    PERCENTAGES)
Components of income from continuing operations before
  income taxes:
  U.S. operations...........................................  $390.7   $404.8   $405.5
  Foreign operations........................................   127.9    118.8     77.7
                                                              ------   ------   ------
          Income from continuing operations before income
           taxes............................................  $518.6   $523.6   $483.2
                                                              ======   ======   ======
Components of income tax expense:
  Current:
     U.S. Federal...........................................  $ 84.3   $122.8   $131.0
     U.S. state and local...................................     6.2     18.1     16.0
     Foreign................................................    36.2     34.4     32.8
                                                              ------   ------   ------
                                                               126.7    175.3    179.8
                                                              ------   ------   ------
  Deferred:
     U.S. Federal...........................................    48.0     11.0     (4.5)
     U.S. state and local...................................    10.4     (2.7)    (0.6)
     Foreign................................................     1.6      4.1     (1.5)
                                                              ------   ------   ------
                                                                60.0     12.4     (6.6)
                                                              ------   ------   ------
          Income tax expense................................  $186.7   $187.7   $173.2
                                                              ======   ======   ======
Total income taxes paid.....................................  $132.5   $184.4   $211.4
                                                              ======   ======   ======
Effective tax rate reconciliation:
  U.S. Federal statutory rate...............................    35.0%    35.0%    35.0%
  State and local income taxes..............................     1.9      1.7      1.8
  Foreign statutory rate differential.......................    (1.5)    (0.5)    (1.0)
  Nondeductible goodwill....................................     2.3      2.2      2.3
  State tax settlements(1)..................................      --       --     (1.3)
  Foreign Sales Corporation.................................    (0.7)    (1.0)    (0.8)
  Tax credits...............................................    (0.3)    (0.8)    (1.0)
  Other.....................................................    (0.7)    (0.8)     0.8
                                                              ------   ------   ------
          Effective tax rate attributable to continuing
           operations.......................................    36.0%    35.8%    35.8%
                                                              ======   ======   ======

---------------

(1) During 1997, Cooper settled several state income tax matters and recognized a $6.1 million benefit in its income tax provision.

                            COOPER INDUSTRIES, INC.

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
                                                                (IN MILLIONS)
Components of deferred tax liabilities and assets:
  Deferred tax liabilities:
     Property, plant and equipment and intangibles..........  $ (93.8)  $ (64.6)
     Deferred gain on marketable equity securities..........       --     (47.9)
     Inventories............................................    (22.3)    (24.9)
     Employee stock ownership plan..........................    (20.7)    (19.2)
     Pension plans..........................................    (32.8)    (27.4)
     Other..................................................    (24.9)    (41.0)
                                                              -------   -------
          Total deferred tax liabilities....................   (194.5)   (225.0)
                                                              -------   -------
  Deferred tax assets:
     Postretirement and other employee welfare benefits.....     90.7      94.2
     Accrued liabilities....................................    147.7     155.8
     Minimum pension liability..............................      1.8       2.6
     Capital loss carryforward(1)...........................     88.6     157.3
     Other..................................................     37.0      20.5
                                                              -------   -------
          Total deferred tax assets.........................    365.8     430.4
  Valuation allowance(1)....................................    (51.6)    (51.6)
                                                              -------   -------
          Net deferred tax asset (liability)................  $ 119.7   $ 153.8
                                                              =======   =======

---------------

(1) Cooper incurred a capital loss on the sale of the Automotive Products segment. The capital loss carryforward is available to offset capital gains through 2003.

     The U.S. Federal portion of the above provision includes U.S. tax expected to be payable on the foreign portion of Cooper's income before income taxes when such earnings are remitted. Cooper's liabilities for continuing operations at December 31, 1999 and 1998 include the additional U.S. tax estimated to be payable on substantially all unremitted earnings of foreign subsidiaries.

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

                            COOPER INDUSTRIES, INC.

                                                                                        OTHER
                                                                                   POSTRETIREMENT
                                                              PENSION BENEFITS        BENEFITS
                                                              -----------------   -----------------
                                                               1999      1998      1999      1998
                                                              -------   -------   -------   -------
                                                                          (IN MILLIONS)
Change in benefit obligation:
  Benefit obligation at January 1...........................  $592.5    $547.3    $ 158.8   $ 156.1
  Service cost..............................................    15.4      13.3        0.2       0.3
  Interest cost.............................................    38.1      39.0       10.4      10.3
  Benefit payments..........................................   (34.8)    (49.2)     (13.6)    (13.7)
  Actuarial (gains) losses..................................   (37.0)     32.9      (38.6)     (0.5)
  Acquisitions..............................................      --       6.7         --       6.3
  Other.....................................................    (8.9)      2.5       (0.7)       --
                                                              ------    ------    -------   -------
Benefit obligation at December 31...........................   565.3     592.5      116.5     158.8
                                                              ------    ------    -------   -------
Change in plan assets:
  Fair value of plan assets at January 1....................   606.8     569.6         --        --
  Actual return on plan assets..............................    35.5      68.7         --        --
  Employer contributions....................................     8.1       6.4       13.6      13.7
  Benefit payments..........................................   (32.0)    (46.3)     (13.6)    (13.7)
  Acquisitions..............................................      --       7.0         --        --
  Other.....................................................    (3.1)      1.4         --        --
                                                              ------    ------    -------   -------
Fair value of plan assets at December 31....................   615.3     606.8         --        --
                                                              ------    ------    -------   -------
Funded status...............................................    50.0      14.3     (116.5)   (158.8)
Unrecognized actuarial gain.................................   (36.6)    (16.2)    (104.7)    (73.6)
Unrecognized prior service cost.............................     0.1      (0.2)      (3.2)     (4.9)
Other.......................................................     1.0      (0.3)        --        --
                                                              ------    ------    -------   -------
Net amount recognized.......................................  $ 14.5    $ (2.4)   $(224.4)  $(237.3)
                                                              ======    ======    =======   =======
Amounts recognized in the balance sheet consist of:
  Prepaid benefit asset.....................................  $ 80.7    $ 68.1    $    --   $    --
  Accrued benefit liability.................................   (72.7)    (79.4)    (224.4)   (237.3)
  Intangible asset..........................................     1.9       2.4         --        --
  Accumulated other non-owner changes in equity.............     4.6       6.5         --        --
                                                              ------    ------    -------   -------
Net amount recognized.......................................  $ 14.5    $ (2.4)   $(224.4)  $(237.3)
                                                              ======    ======    =======   =======

     The projected benefit obligation and accumulated benefit obligation for Cooper's unfunded defined benefit pension plans were $70.1 million and $65.6 million as of December 31, 1999, and $77.9 million and $71.7 million as of December 31, 1998, respectively.

                                                                                 OTHER POSTRETIREMENT
                                                          PENSION BENEFITS             BENEFITS
                                                      ------------------------   ---------------------
                                                       1999     1998     1997    1999    1998    1997
                                                      ------   ------   ------   -----   -----   -----
                                                                       (IN MILLIONS)
Components of net periodic benefit cost:
Service cost........................................  $ 15.4   $ 13.3   $ 13.8   $ 0.2   $ 0.3   $ 0.5
Interest cost.......................................    38.1     39.0     40.0    10.4    10.3    12.5
Expected return on plan assets......................   (50.7)   (47.6)   (44.5)     --      --      --
Amortization of unrecognized transition asset.......    (1.5)    (1.5)    (1.4)     --      --      --
Amortization of prior service cost..................     0.1      0.1      0.1    (1.5)   (1.4)   (1.8)
Recognized actuarial (gain) loss....................    (0.8)    (0.1)     2.2    (7.5)   (6.6)   (5.5)
Curtailment.........................................     0.1       --      0.5      --      --      --
                                                      ------   ------   ------   -----   -----   -----
Net periodic benefit cost...........................  $  0.7   $  3.2   $ 10.7   $ 1.6   $ 2.6   $ 5.7
                                                      ======   ======   ======   =====   =====   =====

                            COOPER INDUSTRIES, INC.

                                                                                                OTHER
                                                                                           POSTRETIREMENT
                                                                 PENSION BENEFITS             BENEFITS
                                                           -----------------------------   ---------------
                                                               1999            1998         1999     1998
                                                           -------------   -------------   ------   ------
Weighted average assumptions as of December 31:
Discount rate............................................  6.00% - 7.75%   5.50% - 6.75%    7.75%    6.75%
Expected return on plan assets...........................  7.50% - 8.50%   8.50% - 9.00%      --       --
Rate of compensation increase............................  3.00% - 4.50%   3.00% - 5.00%      --       --

     For other postretirement benefit measurement purposes, a 7.8% annual increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.5% for 2002 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

                                                              1-PERCENTAGE-    1-PERCENTAGE-
                                                              POINT INCREASE   POINT DECREASE
                                                              --------------   --------------
Effect on total of service and interest cost components.....       $0.7            $(0.6)
Effect on the postretirement benefit obligation.............       $7.0            $(6.2)

     During 1999, 1998 and 1997, expense with respect to domestic and foreign defined contribution plans (primarily related to various groups of hourly employees) totaled $17.5 million, $15.7 million and $13.3 million, respectively.

NOTE 13: COOPER SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLANS

     All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Retirement Savings and Stock Ownership Plan ("CO-SAV"). Under the terms of the Plan, employee savings deferrals are partially matched with contributions by Cooper of Common stock consisting of either an allocation of shares in Cooper's Employee Stock Ownership Plan ("ESOP") or treasury shares issued to the ESOP.

     The ESOP purchased Cooper Common stock which was financed through external borrowings and loans from Cooper (See Note 7). Cooper makes annual contributions to the ESOP to fund the payment of principal and interest on ESOP debt. Dividends received by the ESOP are used to pay debt service or purchase treasury shares. As the debt is repaid, unallocated shares are allocated to CO-SAV participants to satisfy Cooper's matching obligation or to replace dividends on allocated shares with Cooper Common shares. The ESOP debt matured in July 1999 and was fully repaid. The purchases funded by loans between the ESOP and Cooper are treated as eliminated intercompany loans for financial statement purposes.

     Dividends paid on unallocated shares of $1.0 million and $1.7 million during 1999 and 1998, respectively, were used to reduce the amount of cash required to fund principal and interest payments on ESOP debt. Dividends paid on allocated ESOP shares of $3.8 million and $5.6 million during 1999 and 1998, respectively, were used to pay additional principal and interest payments in order to allocate shares equivalent to the dividend amount to participants in the CO-SAV plan. Cooper contributed an additional $13.5 million and $21.8 million in cash to the ESOP during 1999 and 1998, respectively, to fund principal and interest payments on ESOP debt.

     The number of allocated, committed to be allocated, and unallocated ESOP shares at December 31, 1999 and 1998 is summarized below.

                                                               SHARES PURCHASED      SHARES PURCHASED
                                                                 PRIOR TO 1994            IN 1994
                                                             ---------------------   -----------------
                                                               1999        1998       1999      1998
                                                             ---------   ---------   -------   -------
Allocated to CO-SAV participants...........................  2,872,743   2,813,078   631,574   559,967
Committed to be allocated..................................      1,687      47,793    38,132    11,991
Unallocated................................................    175,761     321,969   287,394   513,823

                            COOPER INDUSTRIES, INC.

     The fair value of the unallocated ESOP shares was $18.7 million at December 31, 1999.

     Shares purchased by the ESOP prior to 1994 are accounted for in accordance with Statement of Position 76-3, Accounting Practices for Certain Employee Stock Ownership Plans and Emerging Issues Task Force Issue 89-8, Expense Recognition for Employee Stock Ownership Plans. Compensation expense is equal to Cooper's CO-SAV matching obligation, adjusted for the difference between the fair market value and cost of the shares committed to be allocated. Compensation expense is reduced by the amount of dividends paid on unallocated ESOP shares available for future matching. All shares issued to the ESOP are considered outstanding for purposes of computing earnings per share.

     Shares purchased by the ESOP in 1994 are accounted for in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans ("SOP 93-6"). SOP 93-6 was effective for fiscal years beginning after December 15, 1993. Compensation expense is recognized at the fair value of the shares committed to be allocated which is equal to the amount of Cooper's CO-SAV matching obligation. Unearned employee stock ownership plan compensation is credited as shares are committed to be allocated based on the cost of the shares to the ESOP. The difference between the fair market value and cost of the shares committed to be allocated is recorded as an adjustment to capital in excess of par value. Dividends paid on unallocated shares are recorded as a reduction of ESOP debt, accrued interest or accrued employee benefits. Unallocated shares are not treated as outstanding in the earnings per share computation.

     Compensation expense for the CO-SAV plan and the ESOP was $18.6 million, $15.6 million and $13.1 million and interest expense on ESOP debt was $0.1 million, $0.4 million and $1.4 million in 1999, 1998 and 1997, respectively.

NOTE 14: INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

INDUSTRY SEGMENTS

     Cooper's continuing operations consist of two segments: Electrical Products and Tools & Hardware. Markets for Cooper's products and services are worldwide, with the United States being the largest market.

     The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, enclosures, plugs, receptacles, lighting fixtures, fuses, emergency lighting, fire detection systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution.

     The Tools & Hardware segment manufactures, markets and sells hand tools and chain and clamp products for industrial, construction and consumer markets; and air-powered and electric tools for general industry, primarily automotive and aerospace manufacturers. Cooper also manufactured and marketed window treatments through its Kirsch division until its sale on May 30, 1997. Historically, Kirsch was included in the Tools & Hardware segment. Effective with the decision to divest the operation, its results were segregated from the continuing Tools & Hardware segment for internal management reporting.

     The performance of businesses are evaluated at the segment level and resources are allocated among the segments. The Cooper executive responsible for each segment further allocates resources between the various division operating units that compose the segment and, in international markets, determines the integration of product lines and operations across division operating units. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Cooper manages cash, debt and income taxes centrally. Accordingly, Cooper evaluates performance of its segments and operating units based on the operating earnings exclusive of financing activities and income taxes. Nonrecurring and unusual items are excluded from the evaluations. The segments are managed separately because they manufacture and distribute distinct products. Intersegment sales and related receivables for each of the years presented were insignificant.

                            COOPER INDUSTRIES, INC.

     Financial information by industry segment was as follows:

                                              REVENUES                 OPERATING EARNINGS                TOTAL ASSETS
                                   ------------------------------   -------------------------   ------------------------------
                                      YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,
                                   ------------------------------   -------------------------   ------------------------------
                                     1999       1998       1997      1999     1998      1997      1999       1998       1997
                                   --------   --------   --------   ------   -------   ------   --------   --------   --------
                                                                          (IN MILLIONS)
Electrical Products..............  $3,060.9   $2,824.4   $2,568.3   $516.7   $ 479.0   $461.6   $2,969.5   $2,473.3   $2,441.7
Tools & Hardware.................     808.0      826.8      749.9     97.9     112.4     99.6      897.8      903.8      561.7
Kirsch...........................        --         --       97.4       --        --      4.8         --         --         --
                                   --------   --------   --------   ------   -------   ------   --------   --------   --------
  Total management reporting.....  $3,868.9   $3,651.2   $3,415.6    614.6     591.4    566.0    3,867.3    3,377.1    3,003.4
                                   ========   ========   ========
Segment nonrecurring and unusual
  items..........................                                     (4.5)    (51.3)    31.4
                                                                    ------   -------   ------
Net segment operating earnings...                                    610.1     540.1    597.4
General Corporate:
  Nonrecurring gains.............                                      0.8     135.2     23.2
  Nonrecurring charges...........                                       --      (2.3)    (2.1)
  Expense........................                                    (37.1)    (47.5)   (44.9)
Interest expense.................                                    (55.2)   (101.9)   (90.4)
                                                                    ------   -------   ------
Consolidated income from
  continuing operations before
  income taxes...................                                   $518.6   $ 523.6   $483.2
                                                                    ======   =======   ======
Corporate assets.................                                                                  276.1      402.0      530.2
Discontinued operations..........                                                                     --         --    1,973.7
                                                                                                --------   --------   --------
Consolidated assets..............                                                               $4,143.4   $3,779.1   $5,507.3
                                                                                                ========   ========   ========

                                                     ELECTRICAL   TOOLS &                         CONSOLIDATED
                                                      PRODUCTS    HARDWARE   KIRSCH   CORPORATE      TOTAL
                                                     ----------   --------   ------   ---------   ------------
1999                                                                       (IN MILLIONS)
  Depreciation.....................................    $ 69.6      $29.4     $  --     $  1.5        $100.5
  Goodwill amortization............................      37.7        9.4        --         --          47.1
  Nonrecurring gains...............................        --         --        --        0.8           0.8
  Nonrecurring charges.............................       3.0        1.5        --         --           4.5
  Capital expenditures.............................     117.5       36.5        --       11.8         165.8
  Investment in unconsolidated affiliates..........      11.4         --        --         --          11.4
1998
  Depreciation.....................................    $ 66.4      $25.9     $  --     $  1.4        $ 93.7
  Goodwill amortization............................      35.9        7.9        --         --          43.8
  Nonrecurring gains...............................        --         --        --      135.2         135.2
  Nonrecurring charges.............................      42.6        8.7        --        2.3          53.6
  Capital expenditures.............................      95.9       45.3        --        1.2         142.4
  Investment in unconsolidated affiliates..........       8.6         --        --         --           8.6
  Other significant noncash item:
     Write-down of impaired long-lived assets......      11.1         --        --         --          11.1
1997
  Depreciation.....................................    $ 61.2      $22.3     $ 4.2     $  1.9        $ 89.6
  Goodwill amortization............................      27.9        4.2       0.3         --          32.4
  Nonrecurring gains...............................        --         --      69.8       23.2          93.0
  Nonrecurring charges.............................      15.9       22.5        --        2.1          40.5
  Capital expenditures.............................      79.2       35.6       1.4        1.1         117.3
  Investment in unconsolidated affiliates..........       0.4        2.0        --         --           2.4
  Other significant noncash item:
     Write-down of impaired long-lived assets......      13.4       10.1        --        0.7          24.2

                            COOPER INDUSTRIES, INC.

GEOGRAPHIC INFORMATION

     Revenues and long-lived assets by country are summarized below. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

                                                     REVENUES                    LONG-LIVED ASSETS
                                          ------------------------------   ------------------------------
                                            1999       1998       1997       1999       1998       1997
                                          --------   --------   --------   --------   --------   --------
                                                                   (IN MILLIONS)
United States...........................  $2,944.5   $2,815.7   $2,730.4   $1,912.6   $1,756.3   $1,755.6
Germany.................................     223.1      226.1      197.7      149.5      171.4      149.0
United Kingdom..........................     179.4      164.1       72.4      443.9      302.3      310.7
Canada..................................     133.5      127.3      136.3        4.4        5.1        7.2
Other foreign countries.................     388.4      318.0      278.8      166.4      126.7       93.0
                                          --------   --------   --------   --------   --------   --------
                                          $3,868.9   $3,651.2   $3,415.6   $2,676.8   $2,361.8   $2,315.5
                                          ========   ========   ========   ========   ========   ========

     International revenues by destination, based on the location products were delivered, were as follows by segment:

                                                                                 INTERNATIONAL REVENUES
                                                                               --------------------------
                                                                                 1999      1998     1997
                                                                               --------   ------   ------
                                                                                     (IN MILLIONS)
Electrical Products..........................................................  $  775.9   $678.9   $612.7
Tools & Hardware.............................................................     351.0    286.6    290.5
Kirsch.......................................................................        --       --     29.1
                                                                               --------   ------   ------
                                                                               $1,126.9   $965.5   $932.3
                                                                               ========   ======   ======

NOTE 15: OFF-BALANCE-SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS, INCLUDING DERIVATIVES

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

                            COOPER INDUSTRIES, INC.

     The table below summarizes, by currency, the contractual amounts of Cooper's forward exchange contracts at December 31, 1999 and 1998.

                                                               DECEMBER 31,
                                                              --------------
                                                              1999     1998
                                                              -----   ------
                                                              (IN MILLIONS)
British Pound Sterling(1)...................................  $  --   $290.9
German Deutschemark(2)......................................    7.2    298.2
Canadian Dollar.............................................    0.6     18.6
Euros.......................................................    3.9       --
Mexican Pesos...............................................    3.4      1.5
Swiss Francs................................................    2.4      3.8
Dutch Guilder...............................................    1.5      3.5
Italian Lira................................................     --      2.0
Australian Dollar...........................................    0.7      2.7
Other.......................................................    1.1      4.6
                                                              -----   ------
                                                              $20.8   $625.8
                                                              =====   ======

---------------

(1) $276.9 of the 1998 British Pound Sterling forward contracts were entered into in the fourth quarter of 1998 and matured in May 1999.

(2) $260.2 million of the 1998 German Deutschemark contracts were entered into in the fourth quarter of 1998 and matured in January 1999.

     In the normal course of business, Cooper has letters of credit, performance bonds and other guarantees which are not reflected in the consolidated balance sheets. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of performance under these instruments is minimal and expects no material losses to occur in connection with these instruments. In 1999, Cooper entered into an executory contract with a third party that provides Cooper the right, but not the obligation, to purchase U.S. government obligations shortly before maturity on January 16, 2001. In the worst case scenario, Cooper could realize a $7.3 million loss under the agreement. At December 31, 1999, if Cooper had exercised its rights under the agreement, a small gain would have been realized. Cooper's other off-balance-sheet risks are not material.

CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and no one customer exceeding 4.5% of accounts receivable. Credit risk is also limited by the world-wide markets into which Cooper's products are sold, as well as their dispersion across many different geographic areas.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cooper's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Cooper had approximately $1.1 billion and $899 million of debt instruments at December 31, 1999 and 1998, respectively. The book value of these instruments was approximately equal to fair value at December 31, 1999 and 1998. Based on year-end exchange rates and the various maturity dates of the foreign currency forward contracts, Cooper estimates that the contract value is representative of the fair value of these items at December 31, 1999 and 1998.

                            COOPER INDUSTRIES, INC.

NOTE 16: SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

     The following noncash transactions have been excluded from the consolidated statements of cash flows:

                                                                             YEAR ENDED DECEMBER 31,
                                                                           ---------------------------
                                                                            1999      1998      1997
                                                                           -------   -------   -------
                                                                                  (IN MILLIONS)
Assets acquired and liabilities assumed or incurred
  From the acquisition of businesses:
  Fair value of assets acquired......................................      $ 522.9   $ 349.8   $ 505.1
  Cash used to acquire businesses, net of cash acquired..............       (434.6)   (293.7)   (366.4)
                                                                           -------   -------   -------
Liabilities assumed or incurred......................................      $  88.3   $  56.1   $ 138.7(1)
                                                                           =======   =======   =======
Noncash increase in net assets from:
  Conversion of 7.05% Convertible Subordinated Debentures
     Into Cooper Common stock........................................      $    --   $    --   $ 610.0
  Exchange of DECS for Wyman-Gordon common stock.....................           --     235.2      33.8

---------------

(1) Includes $46.2 million of notes payable exchanged for Menvier-Swain common stock.

NOTE 17: NET INCOME PER COMMON SHARE

                                                     BASIC                          DILUTED
                                         -----------------------------   -----------------------------
                                            YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                         -----------------------------   -----------------------------
                                          1999       1998       1997      1999       1998       1997
                                         -------   --------   --------   -------   --------   --------
                                                     ($ IN MILLIONS, SHARES IN THOUSANDS)
Income from continuing operations......  $ 331.9   $  335.9   $  310.0   $ 331.9   $  335.9   $  310.0
Income from discontinued operations....       --       87.1       84.6        --       87.1       84.6
Interest expense on 7.05% Convertible
  Subordinated Debentures, net of
  income taxes.........................       --         --         --        --         --        5.8
                                         -------   --------   --------   -------   --------   --------
Net income applicable to Common
  stock................................  $ 331.9   $  423.0   $  394.6   $ 331.9   $  423.0   $  400.4
                                         =======   ========   ========   =======   ========   ========
Weighted average Common shares
  outstanding..........................   94,046    113,266    117,459    94,046    113,266    117,459
                                         =======   ========   ========
Incremental shares from assumed
  conversions:
  Options, performance-based stock
     awards and other employee
     awards............................                                      896      1,392      1,201
  7.05% Convertible Subordinated
     Debentures........................                                       --         --      4,270
                                                                         -------   --------   --------
Weighted average Common shares and
  Common Share equivalents.............                                   94,942    114,658    122,930
                                                                         =======   ========   ========

NOTE 18: DISCONTINUED OPERATION

     On October 9, 1998, Cooper completed the sale of the Automotive Products segment for cash proceeds of $1.9 billion. During 1999, Cooper received an additional $149.1 million representing reimbursement of Cooper's pre-closing cash funding of international automotive operations and the earnings and additional cash invested in the Automotive Products segment between March 31, 1998 and October 9, 1998.

     Cooper's results of operations and the related footnote information for all periods presented herein excludes the results of the Automotive Products segment from continuing operations' revenues and other components of income and expense. The discontinued segment's results are presented separately in a single caption, "Income from discontinued operations, net of income taxes". The Consolidated Statements of Cash Flows reflect the cash flows

                            COOPER INDUSTRIES, INC.

from discontinued operations in a single line "Cash flows provided by (used in) discontinued operations". No cash or debt has been allocated to the discontinued operations.

     Revenues from the discontinued Automotive Products segment were $1.5 billion for the period from January 1, 1998 to October 9, 1998 and $1.9 billion for the year ended December 31, 1997. Income from the discontinued Automotive Products segment was $87.1 million (net of $56.6 million of income taxes) for the period from January 1, 1998 to October 9, 1998 and $84.6 million (net of $58.9 million of income taxes) during the year ended December 31, 1997.

     The pre-tax loss on the sale of $18.8 million was offset by a tax benefit. Cooper sold the common stock of the entity that held a majority of the Automotive Products segment assets domiciled in the United States and certain investments in foreign subsidiaries. In certain countries, the assets, net of liabilities or investments in subsidiaries, were sold by existing Cooper entities.

     Cooper's total income tax basis exceeded the book carrying amount of the net assets exclusive of deferred income tax assets which generated a capital loss carryforward. For financial reporting purposes, the sale of the common stock versus a sale of the net assets of the Automotive Products segment resulted in a realization of items (primarily goodwill amortization) that had reduced the book carrying amount without a corresponding income tax benefit. Cooper limited the amount of tax benefits recognized based on an evaluation of the amount of the capital loss carryforward that is expected to be realized before it expires.

NOTE 19: UNAUDITED QUARTERLY OPERATING RESULTS

                                                                         1999 (BY QUARTER)
                                                              ---------------------------------------
                                                                 1         2         3          4
                                                              -------   -------   -------   ---------
                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................  $924.7    $957.5    $982.2    $1,004.5
Cost of sales...............................................   622.0     639.8     664.4       677.2
Selling and administrative expenses.........................   156.3     156.6     160.8       167.2
Goodwill amortization.......................................    11.3      11.5      11.5        12.8
Nonrecurring charges........................................     3.7        --        --          --
Interest expense............................................    13.2      12.2      13.7        16.1
                                                              ------    ------    ------    --------
Income before income taxes..................................   118.2     137.4     131.8       131.2
Income taxes................................................    42.6      49.4      47.4        47.3
                                                              ------    ------    ------    --------
Net income..................................................  $ 75.6    $ 88.0    $ 84.4    $   83.9
                                                              ======    ======    ======    ========
Income per Common share:
  Basic.....................................................  $  .80    $  .93    $  .90    $    .89
  Diluted(1)................................................  $  .80    $  .92    $  .89    $    .89

---------------

(1) Includes net nonrecurring charges of $.02 per share in the first quarter.

                            COOPER INDUSTRIES, INC.

                                                                        1998 (BY QUARTER)
                                                              --------------------------------------
                                                                 1         2         3         4
                                                              -------   -------   -------   --------
                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................  $894.1    $951.2    $924.0    $ 881.9
Cost of sales...............................................   601.9     639.8     621.8      583.6
Selling and administrative expenses.........................   154.8     156.7     151.0      153.9
Goodwill amortization.......................................    10.1      11.1      11.2       11.4
Nonrecurring gains..........................................      --        --        --     (135.2)
Nonrecurring charges........................................      --        --        --       53.6
Interest expense............................................    25.3      27.4      34.8       14.4
                                                              ------    ------    ------    -------
Income from continuing operations before income taxes.......   102.0     116.2     105.2      200.2
Income taxes................................................    36.7      41.8      37.9       71.3
                                                              ------    ------    ------    -------
Income from continuing operations...........................    65.3      74.4      67.3      128.9
Income from discontinued operations, net of taxes...........    26.7      31.6      25.9        2.9
                                                              ------    ------    ------    -------
Net income..................................................  $ 92.0    $106.0    $ 93.2    $ 131.8
                                                              ======    ======    ======    =======
Income per Common share
Basic:
  Income from continuing operations.........................  $  .55    $  .62    $  .59    $  1.27
  Income from discontinued operations.......................     .22       .27       .23        .03
                                                              ------    ------    ------    -------
  Net income................................................  $  .77    $  .89    $  .82    $  1.30
                                                              ======    ======    ======    =======
Diluted:
  Income from continuing operations(1)......................  $  .54    $  .62    $  .59    $  1.26
  Income from discontinued operations.......................     .22       .26       .22        .03
                                                              ------    ------    ------    -------
  Net income................................................  $  .76    $  .88    $  .81    $  1.29
                                                              ======    ======    ======    =======

---------------

(1) Includes gains, net of nonrecurring expenses on the redemption of the DECS and sale of investments of $.52 per share in the fourth quarter.