Form 10-K405, Exhibit 13
period 2000-12-31
COOPER INDUSTRIES INC
filed 2001-03-30
CIK 24454

                                   APPENDIX D

                            COOPER INDUSTRIES, INC.

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    D-1
Consolidated Financial Statements:
  Report of Management......................................   D-12
  Report of Independent Auditors............................   D-13
  Consolidated Income Statements for the three years ended
     December 31, 2000......................................   D-14
  Consolidated Balance Sheets as of December 31, 2000 and
     1999...................................................   D-15
  Consolidated Statements of Cash Flows for the three years
     ended December 31, 2000................................   D-16
  Consolidated Statements of Shareholders' Equity for the
     three years ended December 31, 2000....................   D-17
  Notes to Consolidated Financial Statements................   D-18

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, includes certain forward-looking statements. The forward-looking statements reflect Cooper's expectations, objectives and goals with respect to future events and financial performance, and are based on assumptions and estimates which Cooper believes are reasonable. Forward-looking statements include, but are not limited to, statements regarding Cooper's facility consolidations and cost reductions programs and any statements regarding future revenues, earnings, cash flows and capital expenditures. Cooper wishes to caution readers not to put undue reliance on these statements and that actual results could differ materially from anticipated results. Important factors which may affect the actual results include, but are not limited to, political developments, market and economic conditions, changes in raw material and energy costs, industry competition, the net effects of Cooper's cost reduction programs, changes in financial markets including foreign currency rate fluctuations and changing legislation and regulations. The forward-looking statements contained in this report are intended to qualify for the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended.

     The Notes to Consolidated Financial Statements contain information that is pertinent to the following analysis.

                                    OVERVIEW

     During the last three calendar years, Cooper's continuing operations have completed 27 acquisitions and one significant divestiture. The acquisitions have been in complementary product lines that enhance areas of strength. The most significant acquisitions in 2000 were Eagle Electric in March and B-Line Systems in May. These two businesses added more than $350 million in revenues for the year.

     On October 9, 1998, Cooper completed the sale of its Automotive Products segment for $1.9 billion. This segment is reflected as a discontinued operation in the Consolidated Financial Statements. Cooper used the proceeds from this sale to reshape its capital structure through the purchase of 21.2 million shares of Cooper Common stock for $1.0 billion and the repayment of $900 million of debt in 1998. As a result, the reported results for 1999 are not comparable to the 1998 results other than for segment operating earnings and net income per share. In addition, actions taken to reduce the cost structure and improve productivity subsequent to the Automotive Products segment divestiture resulted in charges against earnings, expenses incurred as operations were consolidated, and disruptions to the affected businesses. The following discussion provides comparability of results where practical.

                             RESULTS OF OPERATIONS

REVENUES

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
Electrical Products.........................................  $3,659.2   $3,060.9   $2,824.4
Tools & Hardware............................................     800.7      808.0      826.8
                                                              --------   --------   --------
          Total Revenues....................................  $4,459.9   $3,868.9   $3,651.2
                                                              ========   ========   ========

     2000 vs. 1999 Revenues Revenues in 2000 rose 15% compared to 1999. Excluding the effects of acquisitions, revenues were slightly ahead of the prior year period. Revenues, excluding recent acquisitions and the impact of foreign currency translation, grew 2% compared to 1999.

     Electrical Products segment revenues represent 82% of 2000 revenues and rose 20% over 1999. Excluding recent acquisitions, segment revenues were up 1% compared to 1999. By further excluding the impact of foreign currency translation, revenues for the Electrical Products segment grew 2% over the prior year. Continued strong demand for circuit protection and electronic power management products, along with solid growth in lighting products drove core business revenue gains compared to 1999, partially offset by declines in hazardous duty construction material sales which continued to be impacted by delayed recovery in energy markets.

     The Tools & Hardware segment contributed 18% of total revenues in 2000. Revenues were 1% below the prior year. The impact of translation reduced revenues for 2000 by approximately 3%.

     1999 vs. 1998 Revenues Revenues in 1999 grew 6% over 1998. After excluding the effects of ten acquisitions, revenues were 2% ahead of the prior year. The continuing strengthening of the U.S. dollar against most functional currencies in which international operations conduct business reduced revenues measured in U.S. dollars by approximately 1% compared to 1998.

     Annual revenues for the Electrical Products segment rose 8% over the prior year and contributed approximately 79% of Cooper's continuing revenues in 1999. Excluding recent acquisitions, segment revenues grew 5% from 1998. Revenues in all of the Electrical Products' businesses, except electrical construction materials, were up over 1998. The strength of the U.S. economy and new product introductions resulted in strong overall growth in North American sales. European sales declined slightly primarily due to the strength of the U.S. dollar. Sales of lighting fixtures benefited from a continued strong residential and non-residential construction market and new product introductions. Sales of circuit protection products and electrical components benefited from increased sales to original equipment manufacturers. Increased shipments of electrical distribution equipment following the fourth quarter 1998 implementation of a new business system, also contributed to the year-over-year improvement.

     The Tools & Hardware segment contributed approximately 21% of Cooper's continuing revenues in 1999. Revenues decreased 2% from the prior year. Without the benefit of acquisitions, revenues declined 8% from the prior year. The negative impact of translation reduced revenues for the year by approximately 2%. Assembly equipment sales, both domestically and internationally, grew over the prior year. However, industrial tool sales to the aerospace industry declined dramatically from the prior year and industrial tool markets were weak throughout the year, both in North America and Europe.

SEGMENT OPERATING EARNINGS

     Cooper measures the performance of its businesses exclusive of nonrecurring gains and charges and financing expenses. All costs directly attributable to operating businesses are included in segment operating earnings. Corporate overhead costs, including costs of centrally managed functions, such as treasury, are not allocated to the businesses. See Note 14 of the Notes to Consolidated Financial Statements.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2000     1999     1998
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Segment Operating Earnings (internal management reporting --
excludes nonrecurring gains and charges):
Electrical Products.........................................  $585.0   $516.7   $479.0
Tools & Hardware............................................    97.7     97.9    112.4
                                                              ------   ------   ------
          Total Segment Operating Earnings..................  $682.7   $614.6   $591.4
                                                              ======   ======   ======

Nonrecurring Gains and (Charges):
Electrical Products.........................................  $   --   $ (3.0)  $(42.6)
Tools & Hardware............................................      --     (4.3)    (8.7)
                                                              ------   ------   ------
          Continuing Segments...............................      --     (7.3)   (51.3)
Kirsch......................................................      --      2.8       --
                                                              ------   ------   ------
          Total.............................................  $   --   $ (4.5)  $(51.3)
                                                              ======   ======   ======

                                                                              YEAR ENDED DECEMBER 31,
                                                                            ----------------------------
                                                                             2000       1999       1998
                                                                            ------     ------     ------
                                                                                   (IN MILLIONS)
Segment Operating Earnings (generally accepted accounting principles --
includes nonrecurring gains and charges):
Electrical Products...............................................          $585.0     $513.7     $436.4
Tools & Hardware..................................................            97.7       93.6      103.7
                                                                            ------     ------     ------
          Continuing Segment Operating Earnings...................           682.7      607.3      540.1
Kirsch............................................................              --        2.8         --
                                                                            ------     ------     ------
          Total Segment Operating Earnings........................          $682.7     $610.1     $540.1
                                                                            ======     ======     ======

     Historically, Kirsch was part of the Tools & Hardware segment. Effective with the decision to divest this operation, its results were segregated from the continuing Tools & Hardware segment for internal management reporting.

     2000 vs. 1999 Segment Operating Earnings Excluding Nonrecurring Gains and Charges Segment operating earnings grew 11% to $682.7 million in 2000 compared to $614.6 million in 1999. Excluding the impact of recent acquisitions, segment earnings in 2000 were up 1% over 1999.

     The Electrical Products segment operating earnings rose 13% to $585.0 million from $516.7 million for 1999. Excluding recent acquisitions, segment earnings were up 1% compared to 1999. The earnings increase was driven mainly by strong demand for circuit protection products from telecommunications and electronic markets and productivity improvements across most business units. This increase was partially offset by the slower demand for hazardous duty construction materials. Excluding recent acquisitions, return on revenues for the Electrical Products segment was 17.0% in 2000 compared with 16.9% in 1999, reflecting Cooper's continued focus on cost reduction and efficiency improvements.

     The Tools & Hardware segment operating earnings were $97.7 million compared to $97.9 million in 1999. Acquisitions contributed 2% to operating earnings in 2000 compared to 1999. Earnings for the period were impacted by slightly lower revenues and expenses related to plant consolidations and other rationalization activities. Excluding recent acquisitions, return on revenues was 12.1% in 2000 as Cooper continued to rationalize its Tools and Hardware operations.

     1999 vs. 1998 Segment Operating Earnings Excluding Nonrecurring Gains and Charges Segment operating earnings for 1999 increased 4% over 1998. Acquisitions contributed approximately $17 million or 3% to the increase in segment operating earnings over the prior year. The continued strengthening of the U.S. dollar against most functional currencies in which international operations conduct business reduced segment operating earnings approximately 1% compared to 1998.

     The Electrical Products segment operating earnings improved 8% to $516.7 million from $479.0 million in 1998. Excluding the incremental effect of acquisitions, segment operating earnings were up 6% compared to the prior year. The operating earnings growth was driven mainly by increased sales of lighting products into the residential and non-residential construction markets and greater shipments of circuit protection and electrical components. Also contributing to the improvement in operating earnings were the benefits of cost reduction programs. Lower shipments of hazardous duty construction materials and inefficiencies in the electrical distribution equipment business, as the business implemented a new information system, held down the increases for the segment as a whole. Excluding nonrecurring items, return on revenues was 16.9% in 1999 versus 17.0% in 1998. Excluding recently acquired businesses, the return on revenues was 17.1% in 1999.

     The Tools & Hardware segment operating earnings were 13% below the prior year. Without the benefit of acquisitions, operating earnings for 1999 were 19% below 1998. The increase in assembly equipment shipments over the prior year and the decrease in highly engineered industrial tools had a negative impact on product mix and resulting earnings. Also impacting operating earnings were manufacturing inefficiencies as operations adjusted to lower levels of production and from disruptions related to restructuring projects. Translation of international earnings reduced segment operating earnings approximately 2% compared to 1998. Excluding nonrecurring items, return on revenues decreased to 12.1% in 1999 compared to 13.6% in 1998. Recent acquisitions had a nominal impact. The decrease was primarily attributable to an unfavorable product mix and manufacturing inefficiencies as operations adjusted to lower levels of production and disruptions related to restructuring projects.

NONRECURRING GAINS AND CHARGES

     During the fourth quarter of 1998, Cooper announced a voluntary and involuntary severance program and committed to consolidate several facilities. While both the voluntary and involuntary severance programs were announced in 1998, the amount that could be accrued in 1998 was limited to severance relating to personnel actually severed in the fourth quarter and the severance provided by Cooper's written formal policies. During the first quarter of 1999, Cooper completed the voluntary program and accrued an additional $5.8 million primarily representing the voluntary severance program premium over the severance provided under Cooper's established policies. Cooper also accrued $1.5 million related to severance and other costs for facility closures announced during the first quarter of 1999. The additional accruals during the first quarter of 1999 totaled $7.3 million. In addition, during the first quarter of 1999, Cooper reduced legal accruals by $2.8 million related to the favorable settlement of certain litigation concerning lead in mini-blinds and reassessment of the required reserve. Cooper also reached agreement and received $0.8 million under an insurance policy related to the unsuccessful offer to acquire TLG plc in 1998. Since the original charge related to the litigation was included as a nonrecurring item in the Tools & Hardware segment and the costs related to TLG plc were reflected as a nonrecurring corporate item, the reversal of the accrual and the reimbursement of the expenses were reflected as nonrecurring items.

     In 1994, Cooper sold its Cameron Forged Products business to Wyman-Gordon Corporation ("Wyman-Gordon") and received Wyman-Gordon common stock as part of the consideration. In 1995, the Wyman-Gordon common stock was monetized through the issuance of DECS(SM) (Debt Exchangeable for Common Stock) which matured in three years and were mandatorily exchangeable into shares of Wyman-Gordon common stock, or, at Cooper's option, into cash in lieu of shares. The DECS were exchanged for Wyman-Gordon common stock upon redemption resulting in a $132.7 million realized gain in 1998.

     In 1998, Cooper also initiated an acquisition of TLG plc. The acquisition was not consummated as Cooper could not justify exceeding an offer made by another company. However, Cooper realized a gain of $2.5 million from the sale of common stock it had acquired at its offer price.

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

     The following table reflects activity related to the first quarter 1999 and fourth quarter 1998 employee reduction and facility consolidation plan.

                                                               NO. OF      ACCRUED      FACILITY
                                                              EMPLOYEES   SEVERANCE   CONSOLIDATION
                                                              ---------   ---------   -------------
                                                                                (IN MILLIONS)
Balance at December 31, 1998................................    1,635      $ 25.4         $ 7.8
Voluntary Severance Program premium over normal severance...       --         5.8            --
Facility closings announced.................................      249         1.2           0.3
Employees terminated........................................     (966)         --            --
Cash expenditures...........................................       --       (22.0)         (3.4)
                                                                -----      ------         -----
Balance at December 31, 1999................................      918        10.4           4.7
Employees terminated........................................     (311)         --            --
Cash expenditures...........................................       --        (5.3)         (1.7)
                                                                -----      ------         -----
Balance at December 31, 2000................................      607      $  5.1         $ 3.0
                                                                =====      ======         =====

     Cooper anticipates incurring approximately $5 million related to severance costs, facility exit costs and disruptions to operations that could not be accrued as of December 31, 2000. A majority of the $5 million relates to operating inefficiencies, training, personnel and inventory relocation costs, which are required to be expensed as incurred. These costs are expected to be incurred throughout 2001 and are anticipated to be modestly less than the savings from the anticipated cost reductions. Cooper anticipates that the accrued severance and facility consolidation accruals will be expended during 2001 as terminated employees are paid, the additional employees leave the employment of the Company and facility consolidations are completed.

     With the exception of the sale of the Automotive Products segment, the actions committed to in 1998 and 1999 did not have a significant continuing impact on revenues. See Note 2 of Notes to Consolidated Financial Statements for additional information on nonrecurring gains and charges.

OTHER INCOME AND EXPENSE

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2000      1999      1998
                                                              -------   -------   -------
                                                                     (IN MILLIONS)
Segment Operating Earnings(1)...............................  $ 682.7   $ 610.1   $ 540.1
General Corporate:
  Nonrecurring Gains........................................       --       0.8     135.2
  Nonrecurring Charges......................................       --        --      (2.3)
  Expense...................................................    (32.5)    (37.1)    (47.5)
Interest Expense, net.......................................   (100.3)    (55.2)   (101.9)
                                                              -------   -------   -------
  Income from Continuing Operations before Income Taxes.....  $ 549.9   $ 518.6   $ 523.6
                                                              =======   =======   =======

---------------

(1) Includes segment nonrecurring gains and nonrecurring charges.

     Corporate Nonrecurring Gains and Charges See the "Nonrecurring Gains and Charges" section above and Note 2 of Notes to Consolidated Financial Statements.

     General Corporate Expense General corporate expenses decreased $4.6 million in 2000 compared to 1999. General corporate expenses, decreased $10.4 million in 1999. Reductions in personnel following the fourth quarter of 1998 divestiture of the Automotive Products segment, cost reduction efforts and lower employee benefit-related costs were the primary contributors to the reductions.

     Interest Expense, net Interest expense, net increased in 2000 by $45.1 million compared to 1999 primarily as a result of additional borrowings to fund acquisitions and stock repurchases, partially offset by increased capitalized interest. Interest expense, net decreased in 1999 to $55.2 million from $101.9 million in 1998 primarily as a result of utilizing $900 million of the Automotive Products sale proceeds to reduce debt.

PERCENTAGE OF REVENUES

                                                                  YEAR ENDED DECEMBER 31,
                                                                ----------------------------
                                                                 2000       1999       1998
                                                                ------     ------     ------
Revenues....................................................     100.0%     100.0%     100.0%
Cost of Sales...............................................      67.7%      67.3%      67.0%
Selling and Administrative..................................      16.4%      16.6%      16.9%

     2000 vs. 1999 Percentage of Revenues Cost of sales, as a percentage of revenues, in 2000 increased four tenths of a point from 1999. This increase was primarily due to recent acquisitions. Excluding the impact of acquisitions, cost of sales as a percentage of revenues improved three tenths of a point to 67.0%, compared to 67.3% for 1999. Selling and administrative expenses, as a percentage of revenues, decreased two tenths of a point from 1999 due to lower general corporate expense and the impact of acquisitions.

     1999 vs. 1998 Percentage of Revenues Cost of sales, as a percentage of revenues, in 1999 increased three tenths of a point from 1998. Recent acquisitions increased cost of sales as a percentage of revenues two tenths of a point in 1999. The remaining increase was primarily related to expenses from reorganization activities and related production inefficiencies and lower absorption of overhead costs due to reduced production levels in the Tools & Hardware segment. Selling and administrative expenses, as a percentage of revenues, were lower than the prior year by three tenths of a point. This reduction in selling and administrative expenses as a percentage of revenues for 1999 was primarily due to reduced corporate expenses following the fourth quarter 1998 divestiture of the Automotive Products business and cost improvement efforts, somewhat offset by the loss of leverage from lower revenues in the Tools & Hardware segment.

INCOME FROM CONTINUING OPERATIONS

     Income from continuing operations before and after income taxes and diluted earnings per share from continuing operations are not comparable between 1999 and 1998 due to the sale of the Automotive Products segment in the fourth quarter of 1998 and the use of the proceeds to repurchase 21.2 million shares of Cooper Common stock for $1.0 billion and repay $900 million of debt. Cooper estimates that the effects of the utilization of the proceeds and lower expenses resulting from the divestiture substantially replaced the earnings per share of the Automotive Products segment in 1999. Cooper believes that the only meaningful comparison of the results for 1999 to 1998 is the comparison of the diluted earnings per share for 1999 to the diluted earnings per share inclusive of the Automotive Products segment earnings per share in 1998.

                                                                       YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  2000          1999          1998
                                                                ---------     ---------     ---------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
Income from continuing operations before income taxes.......     $549.9        $518.6        $523.6
  Excluding nonrecurring items..............................      549.9         522.3         442.0
Income taxes................................................      192.5         186.7         187.7
  Excluding nonrecurring items..............................      192.5         188.0         159.1
                                                                 ------        ------        ------
Income from continuing operations...........................     $357.4        $331.9        $335.9
                                                                 ======        ======        ======
  Excluding nonrecurring items..............................     $357.4        $334.3        $282.9

Diluted earnings per share from continuing operations.......     $ 3.80        $ 3.50        $ 2.93
                                                                 ======        ======        ======
  Excluding nonrecurring items..............................     $ 3.80        $ 3.52        $ 2.47
Diluted earnings per share -- net income....................     $ 3.80        $ 3.50        $ 3.69
                                                                 ======        ======        ======
  Excluding nonrecurring items..............................     $ 3.80        $ 3.52        $ 3.23

     2000 vs. 1999 Income from Continuing Operations Income from continuing operations before income taxes for 2000, excluding net nonrecurring items, increased 5% to $549.9 million from $522.3 million in 1999. The effective tax rate for 2000 was 35%, a 1% decrease from the 1999 rate of 36%, excluding nonrecurring items. Excluding nonrecurring items, income from continuing operations increased 7% to $357.4 million from $334.3 million in 1999. Diluted earnings per share -- net income, excluding nonrecurring items, increased 8% to $3.80 from $3.52 in 1999.

     1999 vs. 1998 Income from Continuing Operations Income from continuing operations before income taxes for 1999, excluding net nonrecurring items, increased 18% to $522.3 million from $442.0 million in 1998. Excluding income taxes on both 1999 and 1998 nonrecurring items, the effective tax rate for 1999 and 1998 was 36%.

     The net nonrecurring charges for 1999 resulted in a $3.7 million charge before income taxes and an after-tax charge of $2.4 million ($.02 per diluted common share).

     The nonrecurring charges in 1998 when combined with the nonrecurring gains resulted in a net $81.6 million gain before income taxes and a net $53.0 million gain after income taxes ($.46 per diluted common share).

     Excluding the net after-tax impact from nonrecurring items in both years, income from continuing operations increased 18% to $334.3 million from $282.9 million in 1998. Excluding nonrecurring items, diluted earnings per share -- net income increased 9% to $3.52 in 1999 from $3.23 in 1998.

DISCONTINUED OPERATIONS

     The Automotive Products segment was sold on October 9, 1998 with Cooper receiving $1.9 billion in proceeds. Cooper received an additional $149.1 million in 1999 representing the reimbursement of Cooper's pre-closing cash funding of international automotive operations and the earnings and additional cash invested in the Automotive Products segment between March 31, 1998 and October 9, 1998. The discontinued segment's results for the period from January 1, 1998 to October 9, 1998 are presented separately in a single caption, "Income from discontinued operations, net of income taxes." The cash flows from discontinued operations are summarized into a single line "Cash used in discontinued operations" in the Consolidated Statements of Cash Flows. No debt was allocated to the discontinued operations and the income from discontinued operations does not include an allocation of Cooper's interest expense.

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

EARNINGS OUTLOOK

     The following sets forth Cooper's general business outlook for 2001, based on current expectations. The comparative figures for 2001 include the effects of acquisitions made during 2000.

     Cooper expects revenues and operating earnings for the Electrical Products segment to grow approximately 10% and return on sales to be approximately 16%. Revenues and operating earnings for the Tools & Hardware segment are expected to be relatively unchanged from the prior year and return on sales is expected to be approximately 12%.

     The above statements are forward looking, and actual results may differ materially. The above statements are based on a number of assumptions, risks and uncertainties. The primary economic assumptions include, without limitation: (1) slow growth in the domestic economy during the first part of the year and modestly improving growth thereafter; (2) modest growth in European and Latin American markets; (3) a gradual improvement in worldwide energy-related project spending; (4) no significant change in raw material or energy costs; (5) realization of benefits of cost reduction programs with no major disruptions from those programs currently underway; and (6) no significant adverse changes in the relationship of the U.S. dollar to the currencies of countries in which Cooper does business. The estimates also assume, without limitation, no significant change in competitive conditions and such other risk factors as are discussed from time to time in Cooper's periodic filings with the Securities and Exchange Commission.

PRICING AND VOLUME

     In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

     It is Cooper's judgment that, excluding the year-to-year effects of acquisitions and divestitures, unit volume increased in the Electrical Products segment and decreased in the Tools & Hardware segment in 2000.

     During the three-year period ending in 2000, Cooper was unable to increase prices to fully offset cost increases in selected product offerings in both segments. Cooper has been able to control costs through manufacturing improvements and other actions during this period so that the inability to increase prices has not significantly affected profitability in the segments.

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

     Cooper's operating working capital increased $149 million in 2000 compared to an increase of $135 million in 1999. The increase in operating working capital for 2000 was due to acquisitions made during the year. Operating working capital turnover for 2000 was 4.5 turns, declining from 4.6 turns in 1999, also primarily due to acquisitions.

     In 1999, operating working capital increased $135 million. A majority of the increase resulted from recent acquisitions. Operating working capital turnover for 1999 of 4.6 turns declined from 5.0 turns in 1998. Higher operating working capital levels to support consolidation and cost reduction programs in several businesses and the impact of the new business system implementation at one of the electrical product businesses offset the benefits from ongoing improvement programs.

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

CASH FLOWS

     Net cash provided by operating activities in 2000 totaled $503 million. These funds, along with a net $404 million of additional debt, were used to fund acquisitions of $580 million, capital expenditures of $175 million, share repurchases of $39 million and dividends of $131 million.

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

     In connection with accounting for purchase business combinations, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired businesses into existing Cooper operations. At December 31, 2000, Cooper had accruals totaling $37.5 million related to these activities. Cash flows from operating activities for each of the three years in the period ended December 31, 2000, is reduced by the amounts expended on the various accruals established in connection with each acquisition. Cooper spent $3.5 million, $4.8 million and $5.7 million on these integration activities in 2000, 1999 and 1998, respectively. See Note 6 of the Notes to Consolidated Financial Statements for further information.

DEBT AND CAPITALIZATION

     In October 2000, Cooper issued Euro 300 million five-year bonds. The bonds bear interest at 6.25% and mature in October 2005. The proceeds from the borrowing were primarily used to repay existing commercial paper debt. During 1999, Cooper completed a shelf registration statement to issue up to $500 million of debt securities. At December 31, 2000, all $500 million of the shelf registration was available to be issued.

     On February 10, 2000, Cooper increased the annual dividend on its common stock by 8 cents per share to $1.40 or $.35 per quarter.

     During 2000 and 1999, Cooper repurchased 1.1 million shares and 0.8 million shares of its Common stock at a cost of $39.3 million and $44.0 million, respectively. During 1998, Cooper repurchased approximately 26.9 million shares of its Common stock at a cost of $1,348.1 million. A total of $1.0 billion of the purchases of Common stock in 1998 was directly related to the sale of the Automotive Products segment. The remaining 1998 Common stock repurchases were related to maintaining the debt-to-total capitalization ratio in the targeted range and eliminating the dilutive effect of Common stock issued under employee stock plans.

     Cooper has targeted a 35% to 45% debt-to-total capitalization ratio and intends to utilize cash flows to maintain a debt-to-capitalization ratio within this range. Excess cash will be utilized to purchase shares of Cooper's Common stock or fund acquisitions. At December 31, 2000, 1999 and 1998, Cooper's debt-to-total capitalization ratio was 44.4%, 38.4% and 36.5%, respectively.

CAPITAL EXPENDITURES AND COMMITMENTS

     Capital expenditures on projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand product capacity were $175 million in 2000, $166 million in 1999 and $142 million in 1998. Capital expenditures for 2000 included expenditures for a large manufacturing facility in Mexico. Capital expenditures for 1999 and 1998 included significant expenditures for new system implementations. Capital expenditures for 2001 are projected to approximate the same level as 2000 expenditures. Projected expenditures for 2001 include expenditures to expand capacity for products serving the electronics and telecommunications markets and a large hand tool manufacturing facility in Mexico currently under construction. The 2001 anticipated capital spending represents approximately 45% for various cost-reduction and capacity-maintenance projects, including machinery and equipment modernization and enhancement and computer hardware and software projects; 32% for capacity expansion; 5% related to environmental matters; and 18% for other items.

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

     The table below provides information about Cooper's financial instruments at December 31, 2000 that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates and weighted average interest rates for debt obligations.

                                           2001    2002     2003     2004     2005    THEREAFTER   TOTAL
                                           -----   -----   ------   ------   ------   ----------   ------
                                                          (IN MILLIONS, WHERE APPLICABLE)
Long-term debt:
  Fixed rate.............................  $50.6   $61.5   $153.8   $  0.5   $510.5     $119.5     $896.4
  Average interest rate..................    6.3%    6.3%     6.4%     6.5%     6.4%       6.5%       6.3%
  Variable rate..........................  $ 0.5   $ 0.5   $  0.5   $400.5   $ 25.7     $ 27.8     $455.5
  Average interest rate..................    6.7%    6.7%     6.7%     6.7%     5.7%       5.7%       6.7%

     The table below provides information about Cooper's foreign currency forward contracts in excess of $5 million at December 31, 2000. The contracts mature during 2001. All amounts are presented in U.S. dollar equivalents. The table presents the notional amounts and the weighted average contractual exchange rates. These notional amounts are used to calculate the contractual payments exchanged under the contracts.

                                                                    2001
                                                              -----------------
                                                                (IN MILLIONS,
                                                              WHERE APPLICABLE)
U.S. Dollar Functional Currency
Buy Pounds Sterling/Sell U.S. Dollars
  Notional amount...........................................       $ 17.6
  Average contract rate.....................................        1.476
Buy Euros/Sell U.S. Dollars
  Notional amount...........................................       $ 11.9
  Average contract rate.....................................        .9020

     The table below provides information about Cooper's financial instruments at December 31, 1999 that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates and weighted average interest rates for debt obligations.

                                             2000   2001      2002       2003        2004      THEREAFTER   TOTAL
                                             ----   -----   --------   ---------   ---------   ----------   ------
                                                            (IN MILLIONS, WHERE APPLICABLE)
Long-term debt:
  Fixed rate...............................  $1.6   $51.8    $61.0      $153.8      $  0.5       $349.8     $618.5
  Average interest rate....................   6.3%    6.3%     6.4%        6.5%        6.5%         6.5%       6.3%
  Variable rate............................  $0.5   $ 0.5    $ 0.5      $  0.5      $220.5       $ 55.6     $278.1
  Average interest rate....................   6.1%    6.1%     6.1%        6.1%        5.9%         5.0%       6.1%

     Information about Cooper's foreign currency forward contracts in excess of $5 million at December 31, 1999 is presented below. The contracts matured during 2000. The notional amount is used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

                                                                    2000
                                                              -----------------
                                                                (IN MILLIONS,
                                                              WHERE APPLICABLE)
U.S. Dollar Functional Currency
Buy German Deutschemarks/Sell U.S. Dollars
  Notional amount...........................................        $6.1
  Average contract rate.....................................         .52

     See Note 15 of Notes to Consolidated Financial Statements for additional information regarding the fair value of Cooper's financial instruments.

                                EURO CONVERSION

     On January 1, 1999, the euro became the common currency of eleven of the fifteen member states of the European Union. The national currencies will remain legal tender in the participating countries until mid-year 2002. During the dual currency phase, businesses must be capable of conducting commercial transactions in either the euro or the national currency. After the dual currency phase, all businesses in participating countries must conduct all transactions in the euro and must convert their financial records and reports to be euro based. The euro introduction may affect cross-border competition by creating cross-border price transparency.

     Cooper estimates that approximately 7% of its 2000 revenues and 10% of its 1999 revenues came from countries that adopted the euro. Cooper expects that the impact of the dual currency phase will not be material to its results of operations. Cooper has assessed its information technology systems and believes that they are capable of meeting the dual currency phase requirements. Cooper is assessing the risk to its business of the final phase of the euro conversion which begins during 2002, and currently is unable to determine whether the final phase of the euro conversion will have a material effect on its operations.

                      RECENTLY ISSUED ACCOUNTING STANDARDS

     See Note 1 of Notes to Consolidated Financial Statements.

                              REPORT OF MANAGEMENT

     The management of Cooper Industries is responsible for the preparation, integrity and fair presentation of the accompanying Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management. Management also prepared the other information included in the 2001 Proxy Statement and is responsible for its accuracy and consistency with the Consolidated Financial Statements.

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


/s/ H. John Riley, Jr.            /s/ D. Bradley McWilliams         /s/ Jeffrey B. Levos
H. John Riley, Jr.                D. Bradley McWilliams             Jeffrey B. Levos
Chairman, President and Chief     Senior Vice President and Chief   Vice President and Controller
Executive Officer                 Financial Officer                 and Chief Accounting Officer

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cooper Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Cooper Industries, Inc. as of December 31, 2000 and 1999, and the related consolidated income statements and statements of shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Industries, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                        /s/ ERNST & YOUNG LLP

Houston, Texas
January 23, 2001

                            COOPER INDUSTRIES, INC.

                         CONSOLIDATED INCOME STATEMENTS

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 2000         1999         1998
                                                              ----------   ----------   ----------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................   $4,459.9     $3,868.9     $3,651.2
Cost of sales...............................................    3,018.3      2,603.4      2,447.1
Selling and administrative expenses.........................      732.9        640.9        616.4
Goodwill amortization.......................................       58.5         47.1         43.8
Nonrecurring gains..........................................         --           --       (135.2)
Nonrecurring charges........................................         --          3.7         53.6
Interest expense, net.......................................      100.3         55.2        101.9
                                                               --------     --------     --------
          Income from continuing operations before income
            taxes...........................................      549.9        518.6        523.6
Income taxes................................................      192.5        186.7        187.7
                                                               --------     --------     --------
          Income from continuing operations.................      357.4        331.9        335.9
Income from discontinued operations, net of income taxes....         --           --         87.1
                                                               --------     --------     --------
          Net income........................................   $  357.4     $  331.9     $  423.0
                                                               ========     ========     ========
Income per Common share
  Basic:
     Income from continuing operations......................   $   3.82     $   3.53     $   2.97
     Income from discontinued operations....................         --           --          .77
                                                               --------     --------     --------
          Net income........................................   $   3.82     $   3.53     $   3.74
                                                               ========     ========     ========
  Diluted:
     Income from continuing operations......................   $   3.80     $   3.50     $   2.93
     Income from discontinued operations....................         --           --          .76
                                                               --------     --------     --------
          Net income........................................   $   3.80     $   3.50     $   3.69
                                                               ========     ========     ========
Cash dividends per Common share.............................   $   1.40     $   1.32     $   1.32
                                                               ========     ========     ========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
                                                                  (IN MILLIONS)
                                      ASSETS

Cash and cash equivalents...................................  $    26.4   $    26.9
Receivables.................................................      828.8       740.3
Inventories.................................................      706.9       569.3
Deferred income taxes and other current assets..............      173.0       130.1
                                                              ---------   ---------
          Total current assets..............................    1,735.1     1,466.6
                                                              ---------   ---------
Property, plant and equipment, less accumulated
  depreciation..............................................      870.4       768.0
Goodwill, less accumulated amortization.....................    2,013.5     1,739.0
Deferred income taxes and other noncurrent assets...........      170.3       169.8
                                                              ---------   ---------
          Total assets......................................  $ 4,789.3   $ 4,143.4
                                                              =========   =========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt.............................................  $   166.1   $   191.2
Accounts payable............................................      470.1       393.4
Accrued liabilities.........................................      486.3       492.5
Accrued income taxes........................................         --         6.6
Current maturities of long-term debt........................       51.1         2.1
                                                              ---------   ---------
          Total current liabilities.........................    1,173.6     1,085.8
                                                              ---------   ---------
Long-term debt..............................................    1,300.8       894.5
Postretirement benefits other than pensions.................      211.2       224.4
Other long-term liabilities.................................      199.5       195.6
                                                              ---------   ---------
          Total liabilities.................................    2,885.1     2,400.3
                                                              ---------   ---------
Common stock, $5.00 par value...............................      615.0       615.0
Capital in excess of par value..............................      663.3       671.7
Retained earnings...........................................    2,225.0     1,998.1
Common stock held in treasury, at cost......................   (1,470.0)   (1,449.3)
Unearned employee stock ownership plan compensation.........       (8.6)      (23.0)
Accumulated other nonowner changes in equity................     (120.5)      (69.4)
                                                              ---------   ---------
          Total shareholders' equity........................    1,904.2     1,743.1
                                                              ---------   ---------
          Total liabilities and shareholders' equity........  $ 4,789.3   $ 4,143.4
                                                              =========   =========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                            COOPER INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2000      1999       1998
                                                              -------   -------   ---------
                                                                      (IN MILLIONS)
Cash flows from operating activities:
  Net income................................................  $ 357.4   $ 331.9   $   423.0
  Less: income from discontinued operations.................       --        --       (87.1)
                                                              -------   -------   ---------
  Income from continuing operations.........................    357.4     331.9       335.9
  Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization..........................    174.4     147.6       137.5
     Deferred income taxes..................................     98.8      60.0        12.4
     Gain on sales of marketable equity securities and DECS
      exchange..............................................       --        --      (135.2)
     Changes in assets and liabilities:(1)
       Receivables..........................................     (8.0)    (47.5)        1.9
       Inventories..........................................    (51.1)     (5.2)      (31.1)
       Accounts payable and accrued liabilities.............      5.6     (25.9)       18.8
       Accrued income taxes.................................    (52.3)      4.6        (6.9)
       Other assets and liabilities, net....................    (22.2)    (63.6)       (0.4)
                                                              -------   -------   ---------
          Net cash provided by operating activities.........    502.6     401.9       332.9
                                                              -------   -------   ---------
Cash flows from investing activities:
  Cash paid for acquired businesses.........................   (580.4)   (434.6)     (293.7)
  Capital expenditures......................................   (174.9)   (165.8)     (142.4)
  Purchase of TLG plc common stock..........................       --        --       (42.4)
  Proceeds from disposition of businesses...................       --     149.1     1,900.0
  Proceeds from sales of marketable equity securities.......       --        --        44.9
  Proceeds from sales of property, plant and equipment......     16.4      11.2         5.9
                                                              -------   -------   ---------
          Net cash provided by (used in) investing
            activities......................................   (738.9)   (440.1)    1,472.3
                                                              -------   -------   ---------
Cash flows from financing activities:
  Proceeds from issuances of debt...........................    878.5     250.9     1,220.7
  Repayments of debt........................................   (474.9)    (69.0)   (1,567.8)
  Acquisition of treasury shares............................    (39.3)    (44.0)   (1,348.1)
  Dividends.................................................   (130.6)   (124.4)     (148.8)
  Activity under employee stock plans and other.............      1.9      30.7        41.7
                                                              -------   -------   ---------
          Net cash provided by (used in) financing
            activities......................................    235.6      44.2    (1,802.3)
                                                              -------   -------   ---------
Cash used in discontinued operations........................       --        --       (12.2)
Effect of exchange rate changes on cash and cash
  equivalents...............................................      0.2       0.5        (0.6)
                                                              -------   -------   ---------
Increase (decrease) in cash and cash equivalents............     (0.5)      6.5        (9.9)
Cash and cash equivalents, beginning of year................     26.9      20.4        30.3
                                                              -------   -------   ---------
Cash and cash equivalents, end of year......................  $  26.4   $  26.9   $    20.4
                                                              =======   =======   =========

---------------

(1) Net of the effects of acquisitions, divestitures and translation.

     The Notes to Consolidated Financial Statements are an integral part of these statements. See Note 16 for supplemental cash flow information.

                            COOPER INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                  CAPITAL                              UNEARNED      ACCUMULATED
                                                 IN EXCESS                          EMPLOYEE STOCK    NONOWNER
                                        COMMON    OF PAR     RETAINED   TREASURY    OWNERSHIP PLAN   CHANGES IN
                                        STOCK      VALUE     EARNINGS     STOCK      COMPENSATION      EQUITY       TOTAL
                                        ------   ---------   --------   ---------   --------------   -----------   --------
                                                                           (IN MILLIONS)
BALANCE DECEMBER 31, 1997.............  $615.0    $679.8     $1,514.5   $  (149.7)    $   (66.5)      $    90.4    $2,683.5
                                                                                                                   --------
  Net income..........................                          423.0                                                 423.0
  Minimum pension liability
    adjustment........................                                                                     (1.1)       (1.1)
  Translation adjustment..............                                                                     (8.4)       (8.4)
  Decrease in unrealized gain on
    investments in marketable equity
    securities........................                                                                    (26.0)      (26.0)
  Reclassification to realized gain...                                                                    (84.9)      (84.9)
                                                                                                                   --------
    Net income and other nonowner
      changes in equity...............                                                                                302.6
                                                                                                                   --------
  Common stock dividends..............                         (148.8)                                               (148.8)
  Purchase of treasury shares.........                                   (1,348.1)                                 (1,348.1)
  Stock issued under employee stock
    plans.............................              (6.3)                    50.0                                      43.7
  ESOP shares allocated...............               0.7                                   25.9                        26.6
  Other activity......................              (0.2)         1.3         3.0                                       4.1
                                        ------    ------     --------   ---------     ---------       ---------    --------
BALANCE DECEMBER 31, 1998.............  615.0      674.0      1,790.0    (1,444.8)        (40.6)          (30.0)    1,563.6
                                                                                                                   --------
  Net income..........................                          331.9                                                 331.9
  Minimum pension liability
    adjustment........................                                                                      1.1         1.1
  Translation adjustment..............                                                                    (40.5)      (40.5)
                                                                                                                   --------
    Net income and other nonowner
      changes in equity...............                                                                                292.5
                                                                                                                   --------
  Common stock dividends..............                         (124.4)                                               (124.4)
  Purchase of treasury shares.........                                      (44.0)                                    (44.0)
  Stock issued under employee stock
    plans.............................              (1.6)                    37.2                                      35.6
  ESOP shares allocated...............              (0.5)                                  17.6                        17.1
  Other activity......................              (0.2)         0.6         2.3                                       2.7
                                        ------    ------     --------   ---------     ---------       ---------    --------
BALANCE DECEMBER 31, 1999.............  615.0      671.7      1,998.1    (1,449.3)        (23.0)          (69.4)    1,743.1
                                                                                                                   --------
  Net income..........................                          357.4                                                 357.4
  Minimum pension liability
    adjustment........................                                                                      0.1         0.1
  Translation adjustment..............                                                                    (51.2)      (51.2)
                                                                                                                   --------
    Net income and other nonowner
      changes in equity...............                                                                                306.3
                                                                                                                   --------
  Common stock dividends..............                         (130.6)                                               (130.6)
  Purchase of treasury shares.........                                      (39.3)                                    (39.3)
  Stock issued under employee stock
    plans.............................              (4.9)                    15.7                                      10.8
  ESOP shares allocated...............              (2.5)                                  14.4                        11.9
  Other activity......................              (1.0)         0.1         2.9                                       2.0
                                        ------    ------     --------   ---------     ---------       ---------    --------
BALANCE DECEMBER 31, 2000.............  $615.0    $663.3     $2,225.0   $(1,470.0)    $    (8.6)      $  (120.5)   $1,904.2
                                        ======    ======     ========   =========     =========       =========    ========

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

INVENTORIES: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 64% and 69% of inventories at December 31, 2000 and 1999, respectively were carried on the last-in, first-out (LIFO) method. The remaining inventories, which are primarily located outside the United States, are carried on the first-in, first-out (FIFO) method.

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

DERIVATIVE FINANCIAL INSTRUMENTS: On a recurring basis, foreign currency forward exchange contracts and commodity contracts are entered into to reduce risks of adverse changes in foreign exchange rates and commodity prices. All contracts are hedges with the gain or loss on the contract recognized in the same period and in the same category of income or expense as the underlying hedged transaction. Cooper does not enter into speculative derivative transactions. Due to the short term of the contracts and a restrictive policy, contract terminations are rare and insignificant events which are accounted for through income in the period they occur. Cooper currently is not a party to any interest rate swap agreements. Cooper's policy is to recognize the interest rate differential to be received or paid over the lives of the interest rate swap as an adjustment to interest expense.

REVENUE RECOGNITION: Cooper recognizes sales when products are shipped. Accruals for sales returns and other allowances are provided at the time of shipment based upon experience. Shipping and handling costs of $124.6 million, $96.2 million and $84.5 million in 2000, 1999 and 1998, respectively are reported as a reduction of revenues in the consolidated income statements.

COMMON STOCK BASED COMPENSATION: Cooper follows the intrinsic value method of accounting for stock based compensation plans as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 as amended by SFAS No. 137 and 138, is effective for fiscal years beginning after June 15, 2000. Cooper will adopt the new statement effective January 1, 2001. SFAS No. 133 requires that all derivatives be recognized as assets and liabilities and measured at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge,

                            COOPER INDUSTRIES, INC.

changes in the fair value of the derivative will either be offset against the fair value of the hedged asset, liability or firm commitment through earnings or recognized in accumulated nonowner changes in equity until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Based on Cooper's existing derivative financial instruments at December 31, 2000 and the ongoing utilization of these instruments, adoption of the new standard will not have a significant effect on Cooper's consolidated results of operations, financial position or cash flows.

NOTE 2: NONRECURRING ITEMS AND UNUSUAL ITEMS

     During the fourth quarter of 1998, Cooper announced a voluntary and involuntary severance program and committed to consolidate several facilities. While both the voluntary and involuntary severance programs were announced in 1998, the amount that could be accrued in 1998 was limited to severance relating to personnel actually severed in the fourth quarter and the severance provided by Cooper's written formal policies. During the first quarter of 1999, Cooper completed the voluntary program and accrued an additional $5.8 million primarily representing the voluntary severance program premium over the severance provided under Cooper's established policies. Cooper also accrued $1.5 million related to severance and other costs for facility closures announced during the first quarter of 1999. The additional accruals during 1999 totaled $7.3 million. In addition, during 1999, Cooper reduced legal accruals by $2.8 million related to the favorable settlement of certain litigation concerning lead in mini-blinds and reassessment of the required reserve. Cooper also reached agreement and received $0.8 million under an insurance policy related to the unsuccessful offer to acquire TLG plc in 1998. Since the original charge related to the litigation was included as a nonrecurring item in the Tools & Hardware segment and the costs related to TLG plc were reflected as a nonrecurring corporate item, the reversal of the accrual and the reimbursement of the expenses were reflected as nonrecurring items. The net nonrecurring items for 1999 resulted in a $3.7 million charge before income taxes and resulted in an after-tax charge of $2.4 million ($.02 per diluted common share).

     In 1994, Cooper sold its Cameron Forged Products business to Wyman-Gordon Corporation ("Wyman-Gordon") and received Wyman-Gordon common stock as part of the consideration. In 1995, the Wyman-Gordon common stock was monetized through the issuance of DECS(SM) (Debt Exchangeable for Common Stock) (Note 10). Cooper realized a $132.7 million gain from the sale of Cooper's marketable equity securities of Wyman-Gordon and the DECS monetization during 1998.

     In 1998, Cooper initiated an acquisition of TLG plc. The acquisition was not consummated as Cooper could not justify exceeding an offer made by another company. However, Cooper realized a gain of $2.5 million from the sale of common stock it had acquired at its offer price (Note 3).

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

                            COOPER INDUSTRIES, INC.

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

NOTE 3: ACQUISITIONS AND DIVESTITURES

     In 2000, Cooper completed two large acquisitions and three small product-line acquisitions in its Electrical Products segment and one small acquisition in its Tools & Hardware segment for an aggregate cost of $578.4 million, subject to adjustment as provided in the acquisition agreements. A total of $355.0 million in goodwill was recorded, on a preliminary basis, with respect to the acquisitions. In March 2000, Cooper acquired Eagle Electric for a total cost of $124.6 million. Eagle Electric manufactures and sells electrical wiring devices including switches, receptacles, plugs and connectors, cords and other electrical accessories to the residential and commercial markets. In May 2000, Cooper acquired B-Line Systems for a total cost of $430.6 million. B-Line Systems manufactures and markets support systems and enclosures for electrical, mechanical and telecommunications/data applications.

     In 1999, Cooper completed eight acquisitions in its Electrical Products segment and two small acquisitions in its Tools & Hardware segment for an aggregate cost of $443.8 million. The acquisitions include two businesses in the United Kingdom and a business in France that expanded the product offerings of the Cooper European based division, three domestic lighting businesses and four other small product-line acquisitions. A total of $354.4 million in goodwill was recorded, including an additional $16.2 million in 2000, with respect to the acquisitions.

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

     The acquisitions have been accounted for as purchases and the results of the acquisitions are included in Cooper's consolidated income statements since the respective acquisition dates. The pro forma net income and earnings per share for 2000, 1999 and 1998, assuming the acquisitions had been made at the beginning of each year, would not be materially different from reported net income and earnings per share.

                            COOPER INDUSTRIES, INC.

NOTE 4: INVENTORIES

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
                                                                 (IN MILLIONS)
Raw materials...............................................  $   230.1   $  196.9
Work-in-process.............................................      134.6      133.6
Finished goods..............................................      404.5      299.5
Perishable tooling and supplies.............................       20.5       20.1
                                                              ---------   --------
                                                                  789.7      650.1
Excess of current standard costs over LIFO costs............      (82.8)     (80.8)
                                                              ---------   --------
          Net inventories...................................  $   706.9   $  569.3
                                                              =========   ========

NOTE 5: PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
                                                                 (IN MILLIONS)
Property, plant and equipment:
  Land and land improvements................................  $    51.5   $   51.6
  Buildings.................................................      408.9      356.0
  Machinery and equipment...................................      816.0      731.7
  Tooling, dies and patterns................................      191.1      168.0
  All other.................................................      290.2      267.6
  Construction in progress..................................      124.6      117.7
                                                              ---------   --------
                                                                1,882.3    1,692.6
  Accumulated depreciation..................................   (1,011.9)    (924.6)
                                                              ---------   --------
                                                              $   870.4   $  768.0
                                                              =========   ========
  Goodwill..................................................  $ 2,473.7   $2,143.6
  Accumulated amortization..................................     (460.2)    (404.6)
                                                              ---------   --------
                                                              $ 2,013.5   $1,739.0
                                                              =========   ========

NOTE 6: ACCRUED LIABILITIES

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
                                                                 (IN MILLIONS)
Salaries, wages and employee benefit plans..................  $   207.9   $  201.2
Product and environmental liability accruals................       40.9       48.2
Commissions and customer incentives.........................       39.1       36.0
Facility integration of acquired businesses.................       37.5       10.8
Other (individual items less than 5% of total current
  liabilities)..............................................      160.9      196.3
                                                              ---------   --------
                                                              $   486.3   $  492.5
                                                              =========   ========

     At December 31, 2000, Cooper had accruals of $16.3 million with respect to potential product liability claims and $49.6 million with respect to potential environmental liabilities, including $25.0 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

     The product liability accrual consists of $3.4 million of known claims with respect to ongoing operations, $7.9 million of known claims for previously divested operations and $5.0 million which represents an estimate of

                            COOPER INDUSTRIES, INC.

claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper has insurance coverage for individual 2000 claims above $3.0 million.

     Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $8.7 million related to sites owned by Cooper and $40.9 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a potentially responsible party. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties.

     It has been Cooper's consistent practice to include the entire product liability accrual and a significant portion of the environmental liability accrual as current liabilities, although only approximately 15-25% of the balance classified as current is normally spent on an annual basis. The annual effect on earnings for product liability is essentially equal to the amounts disbursed. In the case of environmental liability, the annual expense is considerably smaller than the disbursements, since the vast majority of Cooper's environmental liability has been recorded in connection with acquired companies. The change in the accrual balances from year to year reflects the effect of acquisitions and divestitures as well as normal expensing and funding.

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

                                                              2000    1999    1998
                                                              -----   -----   -----
                                                                  (IN MILLIONS)
ACTIVITY DURING EACH YEAR:
Balance, beginning of year..................................  $10.8   $15.6   $ 6.2
Spending....................................................   (3.5)   (4.8)   (5.7)
Acquisitions -- initial allocation..........................   28.6     1.2     9.9
Acquisitions -- final allocation adjustment.................    2.2    (0.3)    5.2
Translation.................................................   (0.6)   (0.9)     --
                                                              -----   -----   -----
Balance, end of year........................................  $37.5   $10.8   $15.6
                                                              =====   =====   =====
BALANCE BY CATEGORY OF ACCRUAL:
Plant shut-down and realignment.............................  $36.5   $ 9.5   $13.4
Other realignment and integration...........................    1.0     1.3     2.2
                                                              -----   -----   -----
                                                              $37.5   $10.8   $15.6
                                                              =====   =====   =====

     Plant shut-down and realignment includes the costs to terminate personnel, shut down the facilities, terminate leases and similar costs. Other realignment and integration costs includes costs to exit product lines and miscellaneous costs.

     During the three years ended December 31, 2000, accruals reversed to income were insignificant. The annual spending was primarily related to downsizing and consolidating facilities. The 2000 acquisitions-initial allocation

                            COOPER INDUSTRIES, INC.

amount is related to the Eagle Electric acquisition and includes approximately $24.2 million for severance and related costs to terminate personnel and $4.4 million of one-time additional costs associated with shutting down manufacturing operations and vacating existing facilities. The 1998 acquisitions-initial allocation amount primarily relates to the INTOOL acquisition. Acquisitions-final allocation adjustment represents adjustments to goodwill for finalization of the purchase price allocations recorded in the previous year. The 1998 acquisitions -- final allocation adjustment is due to the acquisition of Menvier in December 1997. The Menvier acquisition had insignificant accruals for terminations and no significant individual exit plan costs were accrued.

NOTE 7: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

                                                                DECEMBER 31,
                                                              -----------------
                                                                2000      1999
                                                              --------   ------
                                                                (IN MILLIONS)
6.89%* commercial paper maturing at various dates through
  February 2001.............................................  $  400.0   $220.0
6.41%-6.97% second series medium-term notes, due through
  2010......................................................     302.1    302.1
5.78%-6.45% third series medium-term notes, due through
  2008......................................................     300.0    300.0
6.25% Euro bonds maturing in October 2005...................     279.4       --
5.67%* Pound Sterling notes payable maturing at various
  dates through 2005........................................      27.4     27.9
Other.......................................................      43.0     46.6
                                                              --------   ------
                                                               1,351.9    896.6
Current maturities..........................................     (51.1)    (2.1)
                                                              --------   ------
Long-term portion...........................................  $1,300.8   $894.5
                                                              ========   ======

---------------

* Weighted average interest rates at December 31, 2000. The weighted average interest rates on commercial paper and Pound Sterling notes payable were, 6.35% and 5.65%, respectively, at December 31, 1999.

     Cooper has U.S. committed credit facilities of $1,040 million, $490 million of which expires in 2001 and $550 million expires in 2004. At December 31, 2000, Cooper had $547.9 million of its $1,040 million U.S. committed credit facilities available, after considering commercial paper backup. At December 31, 1999, $816.2 million of its total $1,165 million U.S. committed credit facilities was available after considering commercial paper backup. The agreements for the credit facilities require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt-to-total capitalization ratio.

     During 1999, Cooper completed a shelf registration statement to issue up to $500 million of debt securities. At December 31, 2000, all $500 million of the shelf registration was available to be issued.

     Interest rates on Cooper's commercial paper borrowings were generally 2.80% and 2.85% below the U.S. prime rate during 2000 and 1999, respectively. Total interest paid during 2000, 1999 and 1998 was $96 million, $63 million and $100 million, respectively. No interest expense has been allocated to discontinued operations.

     Commercial paper of $400 million and $220 million at December 31, 2000 and 1999, respectively, was classified as long-term debt reflecting Cooper's intention to refinance these amounts during the twelve-month period following the balance sheet date through either continued short-term borrowing or utilization of available credit facilities.

     Maturities of long-term debt for the five years subsequent to December 31, 2000 are $51.1 million, $62.0 million, $154.3 million, $401.0 million and $536.2 million, respectively. The future net minimum lease payments under capital leases and obligations under operating leases are not significant.

                            COOPER INDUSTRIES, INC.

NOTE 8: COMMON AND PREFERRED STOCK

COMMON STOCK

     At December 31, 2000, 1999 and 1998, 250,000,000 shares of Common stock were authorized of which 93,413,244, 94,199,620 and 94,248,751 shares were issued and outstanding at December 31, 2000, 1999 and 1998, respectively. During the year ended December 31, 2000, Cooper purchased 1,138,500 shares as treasury stock at an average price of $34.52 per share and 352,124 shares were issued primarily in connection with employee stock plans. During the year ended December 31, 1999, Cooper purchased 800,000 shares as treasury stock at an average price of $54.99 per share and 750,869 shares were issued primarily in connection with employee stock plans. During the year ended December 31, 1998, Cooper purchased 26,891,548 shares as treasury stock at an average price of $50.13 per share and 978,853 shares were issued primarily in connection with employee stock plans. At December 31, 2000, Cooper had 10,740,846 shares reserved for the Dividend Reinvestment Plan, grants and exercises of stock options, performance-based stock awards and subscriptions under the Employee Stock Purchase Plan and other plans.

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

PREFERRED STOCK

     At December 31, 2000 and 1999, Cooper was authorized to issue 1,340,750 shares of Preferred stock with no par value, 10,000,000 shares of $2.00 par value Preferred stock and 2,821,079 shares of $1.00 par value Preferred stock. At December 31, 2000 and 1999, no Preferred shares were issued or outstanding.

                            COOPER INDUSTRIES, INC.

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

     A summary of the status of Cooper's fixed stock option plans for officers and employees as of December 31, 2000 and activity during the three years ended December 31, 2000 is presented below:

                                               2000                   1999                   1998
                                       --------------------   --------------------   ---------------------
                                                   WEIGHTED               WEIGHTED                WEIGHTED
                                                   AVERAGE                AVERAGE                 AVERAGE
                                                   EXERCISE               EXERCISE                EXERCISE
                                        SHARES      PRICE      SHARES      PRICE       SHARES      PRICE
                                       ---------   --------   ---------   --------   ----------   --------
Outstanding at beginning of year.....  2,748,601    $45.94    2,144,104    $46.52     3,113,077    $43.55
Granted..............................  1,425,800    $37.94    1,018,700    $43.52       968,200    $56.63
Exercised............................     (6,500)   $39.06     (286,492)   $39.82    (1,075,905)   $45.00
Canceled.............................   (357,404)   $42.57     (127,711)   $50.13      (861,268)   $49.02
                                       ---------              ---------              ----------
Outstanding at end of year...........  3,810,497    $43.28    2,748,601    $45.94     2,144,104    $46.52
                                       =========              =========              ==========
Options exercisable at end of year...  1,608,117              1,128,905                 782,509
Options available for grant at end of
  year...............................  1,916,174              3,289,602               4,264,190

                 OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
------------------------------------------------------   ----------------------
                                 WEIGHTED
                    SHARES        AVERAGE     WEIGHTED     SHARES      WEIGHTED
                  OUTSTANDING    REMAINING    AVERAGE    EXERCISABLE   AVERAGE
   RANGE OF           AT        CONTRACTUAL   EXERCISE       AT        EXERCISE
EXERCISE PRICES    12/31/00        LIFE        PRICE      12/31/00      PRICE
---------------   -----------   -----------   --------   -----------   --------
$37.94 - $43.13    1,790,578        8.1        $38.24       398,644     $39.13
$43.47 - $56.63    2,019,919        7.1        $47.74     1,209,473     $48.42
                   ---------                              ---------
                   3,810,497                              1,608,117
                   =========                              =========

     During 2000, options to purchase 9,000 shares of common stock were granted to nonemployee directors at an exercise price of $35.19 and options for 4,000 shares were exercised at $17.31 per share. During 1999, options to purchase 11,000 shares of Common stock were granted to nonemployee directors at an exercise price of $49.03 and options for 4,000 shares were exercised at $14.69 per share. During 1998, options to purchase 11,000 shares of Common stock were granted to nonemployee directors at an exercise price of $63.78 and options for 4,000 shares were exercised at $24.00 per share. At December 31, 2000, options under the director plans for 20,000 Common shares were exercisable at $42.13 to $63.78 per share, and 141,600 shares were reserved for future grants.

     Participants in the Employee Stock Purchase Plan receive an option to purchase Common stock at a price that is the lesser of 85% of the market value on the offering date or 85% of the market value on the purchase date. On September 10, 1999, a total of 307,545 shares were sold to employees at $45.68 per share. At December 31, 2000, subscriptions for 408,447 shares of Common stock were outstanding at $44.63 per share or, if lower, 85% of the average market price on September 10, 2001, which is the purchase date. At December 31, 2000, an aggregate of 2,735,428 shares of Common stock were reserved for future issuance.

     Cooper follows the intrinsic value method of accounting for stock-based compensation plans as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no compensation expense is recognized under Cooper's fixed stock option plans or Employee Stock Purchase Plan. Compensation expense of $5.1 million, $6.1 million and $6.6 million was recognized in the consolidated financial statements during 2000, 1999 and 1998, respectively for the performance-

                            COOPER INDUSTRIES, INC.

based stock awards. If compensation expense for all of Cooper's stock-based compensation plans was recognized using the alternative fair value method of accounting under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, net income and earnings per share would have decreased by approximately 2.1% in 2000, 2.3% in 1999 and 1.6% in 1998. The fair value was estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998 respectively: dividend yield of 3.5%, 3.0% and 2.3%, expected volatility of 26.4%, 26.4% and 22.2%, risk free interest rates of 6.7%, 5.0% and 5.6% and expected lives of 7 years in 2000, 1999 and 1998.

NOTE 10: ACCUMULATED NONOWNER CHANGES IN EQUITY

                                                              MINIMUM    UNREALIZED    CUMULATIVE
                                                              PENSION      GAIN ON     TRANSLATION
                                                             LIABILITY   INVESTMENTS   ADJUSTMENT     TOTAL
                                                             ---------   -----------   -----------   -------
                                                                              (IN MILLIONS)
Balance December 31, 1997..................................    $(2.8)      $ 110.9       $ (17.7)    $  90.4
Current year other nonowner changes in equity..............     (1.1)       (110.9)         (8.4)     (120.4)
                                                               -----       -------       -------     -------
Balance December 31, 1998..................................     (3.9)           --         (26.1)      (30.0)
Current year other nonowner changes in equity..............      1.1            --         (40.5)      (39.4)
                                                               -----       -------       -------     -------
Balance December 31, 1999..................................     (2.8)           --         (66.6)      (69.4)
Current year other nonowner changes in equity..............      0.1            --         (51.2)      (51.1)
                                                               -----       -------       -------     -------
Balance December 31, 2000..................................    $(2.7)      $    --       $(117.8)    $(120.5)
                                                               =====       =======       =======     =======

                                                2000                          1999                           1998
                                     ---------------------------   ---------------------------   -----------------------------
                                     BEFORE      TAX               BEFORE      TAX               BEFORE       TAX
                                      TAX     (EXPENSE)    NET      TAX     (EXPENSE)    NET       TAX     (EXPENSE)     NET
                                     AMOUNT    BENEFIT    AMOUNT   AMOUNT    BENEFIT    AMOUNT   AMOUNT     BENEFIT    AMOUNT
                                     ------   ---------   ------   ------   ---------   ------   -------   ---------   -------
                                                                           (IN MILLIONS)
Minimum pension liability
  adjustment.......................  $ 0.1      $  --     $ 0.1    $ 1.9      $(0.8)    $ 1.1    $ (1.8)     $ 0.7     $  (1.1)
                                     ------     -----     ------   ------     -----     ------   -------     -----     -------
Decrease in unrealized gain during
  the year.........................     --         --        --       --         --        --     (40.6)      14.6       (26.0)
Less reclassification adjustment
  for realized gains...............     --         --        --       --         --        --    (132.7)      47.8       (84.9)
                                     ------     -----     ------   ------     -----     ------   -------     -----     -------
Net unrealized gain on
  investments......................     --         --        --       --         --        --    (173.3)      62.4      (110.9)
                                     ------     -----     ------   ------     -----     ------   -------     -----     -------
Translation adjustment.............  (78.8)      27.6     (51.2)   (62.3)      21.8     (40.5)    (12.9)       4.5        (8.4)
                                     ------     -----     ------   ------     -----     ------   -------     -----     -------
Other nonowner changes in equity...  $(78.7)    $27.6     $(51.1)  $(60.4)    $21.0     $(39.4)  $(188.0)    $67.6     $(120.4)
                                     ======     =====     ======   ======     =====     ======   =======     =====     =======

     In December 1995, Cooper issued 16.5 million DECS at $13.50 which, at maturity, were mandatorily exchangeable into shares of Wyman-Gordon common stock or, at Cooper's option, into cash in lieu of shares. The DECS were a hedge of Cooper's investment in Wyman-Gordon common stock. Prior to redemption, the unrealized gain on the investment in Wyman-Gordon common stock was included in accumulated nonowner changes in equity as an unrealized gain on investments in marketable equity securities, net of tax. Additionally, Cooper's long-term debt included an increase in the market value of Wyman-Gordon common stock related to the DECS. The offset to the debt increase, net of tax, decreased the unrealized gain on investments in marketable equity securities, net of tax.

     The DECS were exchanged for Wyman-Gordon common stock upon redemption in December 1998 resulting in a realized gain of $132.7 million ($84.9 million after income taxes).

                            COOPER INDUSTRIES, INC.

NOTE 11: INCOME TAXES

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2000     1999     1998
                                                              ------   ------   ------
                                                              (IN MILLIONS, EXCEPT FOR
                                                                    PERCENTAGES)
Components of income from continuing operations before
  income taxes:
  U.S. operations...........................................  $433.7   $390.7   $404.8
  Foreign operations........................................   116.2    127.9    118.8
                                                              ------   ------   ------
          Income from continuing operations before income
           taxes............................................  $549.9   $518.6   $523.6
                                                              ======   ======   ======
Components of income tax expense:
  Current:
     U.S. Federal...........................................  $ 64.0   $ 84.3   $122.8
     U.S. state and local...................................     1.3      6.2     18.1
     Foreign................................................    28.4     36.2     34.4
                                                              ------   ------   ------
                                                                93.7    126.7    175.3
                                                              ------   ------   ------
  Deferred:
     U.S. Federal...........................................    72.8     48.0     11.0
     U.S. state and local...................................    19.4     10.4     (2.7)
     Foreign................................................     6.6      1.6      4.1
                                                              ------   ------   ------
                                                                98.8     60.0     12.4
                                                              ------   ------   ------
          Income tax expense................................  $192.5   $186.7   $187.7
                                                              ======   ======   ======
Total income taxes paid.....................................  $132.3   $132.5   $184.4
                                                              ======   ======   ======
Effective tax rate reconciliation:
  U.S. Federal statutory rate...............................    35.0%    35.0%    35.0%
  State and local income taxes..............................     2.2      1.9      1.7
  Foreign statutory rate differential.......................    (1.2)    (1.5)    (0.5)
  Nondeductible goodwill....................................     2.4      2.3      2.2
  Foreign Sales Corporation.................................    (0.8)    (0.7)    (1.0)
  Tax credits...............................................    (1.4)    (0.3)    (0.8)
  Other.....................................................    (1.2)    (0.7)    (0.8)
                                                              ------   ------   ------
          Effective tax rate attributable to continuing
           operations.......................................    35.0%    36.0%    35.8%
                                                              ======   ======   ======

                            COOPER INDUSTRIES, INC.

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
                                                                (IN MILLIONS)
Components of deferred tax assets and liabilities:
  Deferred tax assets:
     Postretirement and other employee welfare benefits.....  $  80.1   $  90.7
     Accrued liabilities....................................    134.0     147.7
     Minimum pension liability..............................      1.8       1.8
     Capital loss carryforward(1)...........................     59.1      88.6
     Other..................................................     55.1      37.0
                                                              -------   -------
          Total deferred tax assets.........................    330.1     365.8
                                                              -------   -------
  Valuation allowance(1)....................................    (47.0)    (51.6)
                                                              -------   -------
  Deferred tax liabilities:
     Property, plant and equipment and intangibles..........   (107.0)    (93.8)
     Inventories............................................    (18.9)    (22.3)
     Employee stock ownership plan..........................    (21.8)    (20.7)
     Pension plans..........................................    (34.2)    (32.8)
     Other..................................................    (22.3)    (24.9)
                                                              -------   -------
          Total deferred tax liabilities....................   (204.2)   (194.5)
                                                              -------   -------
          Net deferred tax asset............................  $  78.9   $ 119.7
                                                              =======   =======

---------------

(1) Cooper incurred a capital loss on the sale of the Automotive Products segment. The capital loss carryforward is available to offset capital gains through 2003.

     The U.S. Federal portion of the above provision includes U.S. tax expected to be payable on the foreign portion of Cooper's income before income taxes when such earnings are remitted. Cooper's liabilities for continuing operations at December 31, 2000 and 1999 include the additional U.S. tax estimated to be payable on substantially all unremitted earnings of foreign subsidiaries.

                            COOPER INDUSTRIES, INC.

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

                                                                                        OTHER
                                                                                   POSTRETIREMENT
                                                              PENSION BENEFITS        BENEFITS
                                                              -----------------   -----------------
                                                               2000      1999      2000      1999
                                                              -------   -------   -------   -------
                                                                          (IN MILLIONS)
Change in benefit obligation:
  Benefit obligation at January 1...........................  $565.3    $592.5    $ 116.5   $ 158.8
  Service cost..............................................    14.9      15.4        0.1       0.2
  Interest cost.............................................    41.0      38.1        8.8      10.4
  Benefit payments..........................................   (27.6)    (34.8)     (13.6)    (13.6)
  Settlements...............................................   (25.7)       --         --        --
  Actuarial gain............................................    (5.9)    (37.0)      (0.6)    (38.6)
  Acquisitions..............................................    25.5        --        2.2        --
  Other.....................................................    (3.2)     (8.9)      (1.2)     (0.7)
                                                              ------    ------    -------   -------
Benefit obligation at December 31...........................   584.3     565.3      112.2     116.5
                                                              ------    ------    -------   -------
Change in plan assets:
  Fair value of plan assets at January 1....................   615.3     606.8         --        --
  Actual return on plan assets..............................    10.7      35.5         --        --
  Employer contributions....................................     7.6      10.9       13.6      13.6
  Benefit payments..........................................   (27.6)    (34.8)     (13.6)    (13.6)
  Settlements...............................................   (25.7)       --         --        --
  Acquisitions..............................................    39.1        --         --        --
  Other.....................................................    (3.3)     (3.1)        --        --
                                                              ------    ------    -------   -------
Fair value of plan assets at December 31....................   616.1     615.3         --        --
                                                              ------    ------    -------   -------
Funded status...............................................    31.8      50.0     (112.2)   (116.5)
Unrecognized actuarial (gain) loss..........................     7.4     (36.6)     (96.0)   (104.7)
Unrecognized prior service cost.............................     0.1       0.1       (3.0)     (3.2)
Other.......................................................     0.6       1.0         --        --
                                                              ------    ------    -------   -------
Net amount recognized.......................................  $ 39.9    $ 14.5    $(211.2)  $(224.4)
                                                              ======    ======    =======   =======
Amounts recognized in the balance sheet consist of:
  Prepaid benefit asset.....................................  $105.4    $ 80.7    $    --   $    --
  Accrued benefit liability.................................   (71.5)    (72.7)    (211.2)   (224.4)
  Intangible asset..........................................     1.5       1.9         --        --
  Accumulated other nonowner changes in equity..............     4.5       4.6         --        --
                                                              ------    ------    -------   -------
Net amount recognized.......................................  $ 39.9    $ 14.5    $(211.2)  $(224.4)
                                                              ======    ======    =======   =======

                            COOPER INDUSTRIES, INC.

     The projected benefit obligation and accumulated benefit obligation for Cooper's unfunded defined benefit pension plans were $69.0 million and $64.4 million as of December 31, 2000, and $70.1 million and $65.6 million as of December 31, 1999, respectively.

                                                                                          OTHER
                                                          PENSION BENEFITS       POSTRETIREMENT BENEFITS
                                                      ------------------------   ------------------------
                                                       2000     1999     1998     2000     1999     1998
                                                      ------   ------   ------   ------   ------   ------
                                                                         (IN MILLIONS)
Components of net periodic benefit cost:
  Service cost......................................  $ 14.9   $ 15.4   $ 13.3   $ 0.1    $ 0.2    $ 0.3
  Interest cost.....................................    41.0     38.1     39.0     8.8     10.4     10.3
  Expected return on plan assets....................   (52.1)   (50.7)   (47.6)     --       --       --
  Amortization of unrecognized transition (asset)
     obligation.....................................     0.2     (1.5)    (1.5)     --       --       --
  Amortization of prior service cost................      --      0.1      0.1    (1.4)    (1.5)    (1.4)
  Recognized actuarial gain.........................    (2.0)    (0.8)    (0.1)   (9.3)    (7.5)    (6.6)
  Settlement/curtailment............................    (3.6)     0.1       --      --       --       --
                                                      ------   ------   ------   -----    -----    -----
          Net periodic benefit cost.................  $ (1.6)  $  0.7   $  3.2   $(1.8)   $ 1.6    $ 2.6
                                                      ======   ======   ======   =====    =====    =====

     Net periodic pension benefit costs includes a $3.6 million settlement gain in 2000 primarily resulting from the voluntary severance program (Note 2).

                                                                                            OTHER
                                                                                       POSTRETIREMENT
                                                             PENSION BENEFITS             BENEFITS
                                                       -----------------------------   ---------------
                                                           2000            1999        2000      1999
                                                       -------------   -------------   -----     -----
Weighted average assumptions as of December 31:
  Discount rate......................................  6.00% - 7.75%   6.00% - 7.75%   7.75%     7.75%
  Expected return on plan assets.....................  7.00% - 8.50%   7.50% - 8.50%     --        --
  Rate of compensation increase......................  3.00% - 4.50%   3.00% - 4.50%     --        --

     For other postretirement benefit measurement purposes, a 6.6% annual increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.5% for 2002 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

                                                              1-PERCENTAGE-    1-PERCENTAGE-
                                                              POINT INCREASE   POINT DECREASE
                                                              --------------   --------------
                                                                       (IN MILLIONS)
Effect on total of service and interest cost components.....       $0.6            $(0.5)
Effect on the postretirement benefit obligation.............       $7.5            $(6.9)

     During 2000, 1999 and 1998, expense with respect to domestic and foreign defined contribution plans (primarily related to various groups of hourly employees) totaled $17.6 million, $17.5 million and $15.7 million, respectively.

NOTE 13: COOPER SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLANS

     All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Retirement Savings and Stock Ownership Plan ("CO-SAV"). Under the terms of the Plan, employee savings deferrals are partially matched with contributions by Cooper of Common stock consisting of either an allocation of shares in Cooper's Employee Stock Ownership Plan ("ESOP") or treasury shares issued to the ESOP. The ESOP purchased Cooper Common stock which was financed through external borrowings and loans from Cooper. The external ESOP debt matured in July 1999 and was fully repaid. The purchases funded by loans between the ESOP and Cooper are treated as eliminated intercompany loans for financial statement purposes.

                            COOPER INDUSTRIES, INC.

Cooper makes annual contributions to the ESOP to fund the payment of principal and interest. Dividends on unallocated shares received by the ESOP (and allocated shares prior to 2000) are used to pay debt service. As the debt is repaid, unallocated shares are allocated to CO-SAV participants to satisfy Cooper's matching obligation or to replace dividends on allocated shares with Cooper Common shares in years prior to 2000.

     Dividends paid on unallocated shares of $0.5 million and $1.0 million during 2000 and 1999, respectively, were used to reduce the amount of cash required to fund principal and interest payments on ESOP debt. Dividends paid on allocated ESOP shares of $3.8 million during 1999 were used to pay additional principal and interest payments in order to allocate shares equivalent to the dividend amount to participants in the CO-SAV plan. Cooper contributed an additional $9.6 million and $13.5 million in cash to the ESOP during 2000 and 1999, respectively, to fund principal and interest payments on ESOP debt.

     The number of allocated, committed to be allocated, and unallocated ESOP shares at December 31, 2000 and 1999 is summarized below.

                                                               SHARES PURCHASED      SHARES PURCHASED
                                                                 PRIOR TO 1994            IN 1994
                                                             ---------------------   -----------------
                                                               2000        1999       2000      1999
                                                             ---------   ---------   -------   -------
Allocated to CO-SAV participants...........................  2,783,473   2,872,743   928,837   631,574
Committed to be allocated..................................      1,111       1,687        --    38,132
Unallocated................................................    166,389     175,761        --   287,394

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

     Compensation expense for the CO-SAV plan and the ESOP was $20.2 million, $18.6 million and $15.6 million in 2000, 1999 and 1998, respectively.

NOTE 14: INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

Industry Segments

     Cooper's continuing operations consist of two segments: Electrical Products and Tools & Hardware. Markets for Cooper's products and services are worldwide, with the United States being the largest market.

     The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, plugs, receptacles, lighting fixtures, fuses, emergency lighting, fire detection systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution.

                            COOPER INDUSTRIES, INC.

     The Tools & Hardware segment manufactures, markets and sells hand tools for industrial, construction and consumer markets; automated assembly systems for industrial markets and electric and pneumatic industrial power tools for general industry, primarily automotive and aerospace manufacturers.

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

     Financial information by industry segment was as follows:

                                             REVENUES                  OPERATING EARNINGS                TOTAL ASSETS
                                  ------------------------------   --------------------------   ------------------------------
                                     YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                  ------------------------------   --------------------------   ------------------------------
                                    2000       1999       1998      2000      1999     1998       2000       1999       1998
                                  --------   --------   --------   -------   ------   -------   --------   --------   --------
                                                                         (IN MILLIONS)
Electrical Products.............  $3,659.2   $3,060.9   $2,824.4   $ 585.0   $516.7   $ 479.0   $3,660.9   $2,969.5   $2,473.3
Tools & Hardware................     800.7      808.0      826.8      97.7     97.9     112.4      844.8      897.8      903.8
                                  --------   --------   --------   -------   ------   -------   --------   --------   --------
  Total management reporting....  $4,459.9   $3,868.9   $3,651.2     682.7    614.6     591.4    4,505.7    3,867.3    3,377.1
                                  ========   ========   ========
Segment nonrecurring and unusual
  items.........................                                        --     (4.5)    (51.3)
                                                                   -------   ------   -------
Net segment operating
  earnings......................                                     682.7    610.1     540.1
General Corporate:
  Nonrecurring gains............                                        --      0.8     135.2
  Nonrecurring charges..........                                        --       --      (2.3)
  Expense.......................                                     (32.5)   (37.1)    (47.5)
Interest expense, net...........                                    (100.3)   (55.2)   (101.9)
                                                                   -------   ------   -------
Consolidated income from
  continuing operations before
  income taxes..................                                   $ 549.9   $518.6   $ 523.6
                                                                   =======   ======   =======
Corporate assets................                                                                   283.6      276.1      402.0
                                                                                                --------   --------   --------
Consolidated assets.............                                                                $4,789.3   $4,143.4   $3,779.1
                                                                                                ========   ========   ========

                                                                                 ELECTRICAL   TOOLS &                CONSOLIDATED
                                                                                  PRODUCTS    HARDWARE   CORPORATE      TOTAL
                                                                                 ----------   --------   ---------   ------------
                                                                                                  (IN MILLIONS)
2000
  Depreciation...................................................................  $ 83.1      $ 30.7     $  2.1       $ 115.9
  Goodwill amortization..........................................................    49.1         9.4         --          58.5
  Capital expenditures...........................................................   128.9        26.8       19.2         174.9
  Investment in unconsolidated affiliates........................................    22.2          --         --          22.2
1999
  Depreciation...................................................................  $ 69.6      $ 29.4     $  1.5       $ 100.5
  Goodwill amortization..........................................................    37.7         9.4         --          47.1
  Nonrecurring gains.............................................................      --          --        0.8           0.8
  Nonrecurring charges...........................................................     3.0         1.5         --           4.5
  Capital expenditures...........................................................   117.5        36.5       11.8         165.8
  Investment in unconsolidated affiliates........................................    11.4          --         --          11.4

                            COOPER INDUSTRIES, INC.

                                                             ELECTRICAL   TOOLS &                CONSOLIDATED
                                                              PRODUCTS    HARDWARE   CORPORATE      TOTAL
                                                             ----------   --------   ---------   ------------
                                                                              (IN MILLIONS)
1998
  Depreciation.............................................    $ 66.4      $ 25.9     $  1.4       $  93.7
  Goodwill amortization....................................      35.9         7.9         --          43.8
  Nonrecurring gains.......................................        --          --      135.2         135.2
  Nonrecurring charges.....................................      42.6         8.7        2.3          53.6
  Capital expenditures.....................................      95.9        45.3        1.2         142.4
  Investment in unconsolidated affiliates..................       8.6          --         --           8.6
  Other significant noncash item:
     Write-down of impaired long-lived assets..............      11.1          --         --          11.1

GEOGRAPHIC INFORMATION

     Revenues and long-lived assets by country are summarized below. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

                                                     REVENUES                    LONG-LIVED ASSETS
                                          ------------------------------   ------------------------------
                                            2000       1999       1998       2000       1999       1998
                                          --------   --------   --------   --------   --------   --------
                                                                   (IN MILLIONS)
United States...........................  $3,500.4   $2,944.5   $2,815.7   $2,319.2   $1,912.6   $1,756.3
Germany.................................     180.0      223.1      226.1      135.0      149.5      171.4
United Kingdom..........................     232.6      179.4      164.1      404.8      443.9      302.3
Canada..................................     158.5      133.5      127.3        3.4        4.4        5.1
Other foreign countries.................     388.4      388.4      318.0      191.8      166.4      126.7
                                          --------   --------   --------   --------   --------   --------
                                          $4,459.9   $3,868.9   $3,651.2   $3,054.2   $2,676.8   $2,361.8
                                          ========   ========   ========   ========   ========   ========

     International revenues by destination, based on the location products were delivered, were as follows by segment:

                                                                                INTERNATIONAL REVENUES
                                                                             ----------------------------
                                                                               2000       1999      1998
                                                                             --------   --------   ------
                                                                                    (IN MILLIONS)
Electrical Products......................................................    $  881.0   $  775.9   $678.9
Tools & Hardware.........................................................       300.9      351.0    286.6
                                                                             --------   --------   ------
                                                                             $1,181.9   $1,126.9   $965.5
                                                                             ========   ========   ======

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

                            COOPER INDUSTRIES, INC.

     The table below summarizes, by currency, the U.S. Dollar equivalent contractual amounts of Cooper's forward exchange contracts at December 31, 2000 and 1999.

                                                              DECEMBER 31,
                                                              -------------
                                                              2000    1999
                                                              -----   -----
                                                              (IN MILLIONS)
British Pounds Sterling.....................................  $17.6   $  --
Euros.......................................................   15.1     3.9
German Deutschemarks........................................    0.1     7.2
Mexican Pesos...............................................    2.2     3.4
Swiss Francs................................................    2.7     2.4
Australian Dollars..........................................    2.2     0.7
Dutch Guilders..............................................     --     1.5
Other.......................................................    1.1     1.7
                                                              -----   -----
                                                              $41.0   $20.8
                                                              =====   =====

     In the normal course of business, Cooper has letters of credit, performance bonds and other guarantees which are not reflected in the consolidated balance sheets. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of performance under these instruments is minimal and expects no material losses to occur in connection with these instruments. In 1999, Cooper entered into an executory contract with a third party that provided Cooper the right, but not the obligation, to purchase U.S. government obligations shortly before maturity on January 16, 2001. Upon settlement of the agreement, Cooper incurred a $7.3 million cost in 2000.

CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers as well as their dispersion across many different geographic areas and no one customer exceeding 3.7% of accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cooper's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Cooper had approximately $1.5 billion and $1.1 billion of debt instruments at December 31, 2000 and 1999, respectively. The book value of these instruments was approximately equal to fair value at December 31, 2000 and 1999. Based on year-end exchange rates and the various maturity dates of the foreign currency forward contracts, Cooper estimates that the contract value is representative of the fair value of these items at December 31, 2000 and 1999.

NOTE 16: SUPPLEMENTAL CASH FLOW INFORMATION

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2000     1999     1998
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Assets acquired and liabilities assumed or incurred
  From the acquisition of businesses:
  Fair value of assets acquired.............................  $684.0   $522.9   $349.8
  Liabilities assumed or incurred...........................  (103.6)   (88.3)   (56.1)
                                                              ------   ------   ------
          Cash used to acquire businesses, net of cash
           acquired.........................................  $580.4   $434.6   $293.7
                                                              ======   ======   ======
Noncash increase in net assets from:
  Exchange of DECS for Wyman-Gordon common stock............      --       --   $235.2

                            COOPER INDUSTRIES, INC.

NOTE 17: NET INCOME PER COMMON SHARE

                                                           BASIC                         DILUTED
                                                ----------------------------   ----------------------------
                                                  YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                                ----------------------------   ----------------------------
                                                 2000      1999       1998      2000      1999       1998
                                                -------   -------   --------   -------   -------   --------
                                                           ($ IN MILLIONS, SHARES IN THOUSANDS)
Income from continuing operations.............  $ 357.4   $ 331.9   $  335.9   $ 357.4   $ 331.9   $  335.9
Income from discontinued operations...........       --        --       87.1        --        --       87.1
                                                -------   -------   --------   -------   -------   --------
Net income applicable to Common stock.........  $ 357.4   $ 331.9   $  423.0   $ 357.4   $ 331.9   $  423.0
                                                =======   =======   ========   =======   =======   ========
Weighted average Common shares outstanding....   93,524    94,046    113,266    93,524    94,046    113,266
                                                =======   =======   ========
Incremental shares from assumed conversions:
  Options, performance-based stock awards and
     other employee awards....................                                     626       896      1,392
                                                                               -------   -------   --------
Weighted average Common shares and Common
  share equivalents...........................                                  94,150    94,942    114,658
                                                                               =======   =======   ========

Options and employee awards are not considered in the calculations if the effect would be antidilutive.

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

     Cooper's results of operations and the related footnote information for 1998 excludes the results of the Automotive Products segment from continuing operations' revenues and other components of income and expense. The discontinued segment's results are presented separately in a single caption, "Income from discontinued operations, net of income taxes." The Consolidated Statements of Cash Flows reflect the cash flows from discontinued operations in a single line "Cash used in discontinued operations." No cash or debt was allocated to the discontinued operations.

     Revenues from the discontinued Automotive Products segment were $1.5 billion for the period from January 1, 1998 to October 9, 1998. Income from the discontinued Automotive Products segment was $87.1 million (net of $56.6 million of income taxes) for the period from January 1, 1998 to October 9, 1998.

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

                            COOPER INDUSTRIES, INC.

NOTE 19: UNAUDITED QUARTERLY OPERATING RESULTS

                                                                          2000 (BY QUARTER)
                                                              -----------------------------------------
                                                                 1          2          3          4
                                                              --------   --------   --------   --------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................  $1,038.9   $1,168.2   $1,145.8   $1,107.0
Cost of sales...............................................     701.7      794.5      773.1      749.0
Selling and administrative expenses.........................     176.4      189.4      188.2      178.9
Goodwill amortization.......................................      13.4       14.7       15.4       15.0
Interest expense, net.......................................      18.3       26.6       28.6       26.8
                                                              --------   --------   --------   --------
Income before income taxes..................................     129.1      143.0      140.5      137.3
Income taxes................................................      45.2       50.1       49.1       48.1
                                                              --------   --------   --------   --------
Net income..................................................  $   83.9   $   92.9   $   91.4   $   89.2
                                                              ========   ========   ========   ========
Income per Common share:
  Basic.....................................................  $    .89   $   1.00   $    .98   $    .95
  Diluted...................................................  $    .89   $    .99   $    .97   $    .95

                                                                          1999 (BY QUARTER)
                                                              -----------------------------------------
                                                                 1          2          3          4
                                                              --------   --------   --------   --------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................  $  924.7   $  957.5   $  982.2   $1,004.5
Cost of sales...............................................     622.0      639.8      664.4      677.2
Selling and administrative expenses.........................     156.3      156.6      160.8      167.2
Goodwill amortization.......................................      11.3       11.5       11.5       12.8
Nonrecurring charges........................................       3.7         --         --         --
Interest expense, net.......................................      13.2       12.2       13.7       16.1
                                                              --------   --------   --------   --------
Income before income taxes..................................     118.2      137.4      131.8      131.2
Income taxes................................................      42.6       49.4       47.4       47.3
                                                              --------   --------   --------   --------
Net income..................................................  $   75.6   $   88.0   $   84.4   $   83.9
                                                              ========   ========   ========   ========
Income per Common share:
  Basic.....................................................  $    .80   $    .93   $    .90   $    .89
  Diluted(1)................................................  $    .80   $    .92   $    .89   $    .89

---------------

(1) Includes net nonrecurring charges of $.02 per share in the first quarter.